As filed with the Securities and Exchange Commission on November 10, 2011
Registration No. 001-34697

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

Nortek, Inc.
(Exact name of registrant as specified in its charter)

Delaware	05-0314991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

50 Kennedy Plaza Providence, Rhode Island (Address of principal executive offices)	02903-2360 (Zip Code)

(401) 751-1600
(Registrant’s telephone number, including area code)

Copies to:

Kevin W. Donnelly, Esq. Senior Vice President, General Counsel and Secretary Nortek, Inc. 50 Kennedy Plaza Providence, Rhode Island 02903-2360 (401) 751-1600	John B. Ayer, Esq. Andrew J. Terry, Esq. Ropes & Gray LLP 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be So Registered	Name of Each Exchange on which Each Class is to be Registered

Common Stock, par value $0.01 per share	NASDAQ Global Market

Securities to be registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
EXPLANATORY NOTE

Nortek, Inc. is filing this registration statement on Form 10 pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because we are seeking to list our common stock, par value $0.01 per share, on the NASDAQ Global Market (the “Nasdaq”). In this registration statement, “Nortek,” the “Company,” “we,” “us,” and “our” refer to Nortek, Inc. and its wholly-owned subsidiaries unless the context requires otherwise.

Once this registration statement is declared effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the Securities and Exchange Commission (the “SEC”), and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12 of the Exchange Act. We are currently filing such reports with the SEC on a voluntary basis.

Nortek’s periodic and current reports are available on its website, www.nortek-inc.com, free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. When used in this discussion and throughout this document, words such as “intends,” “plans,” “estimates,” “believes,” “anticipates” and “expects” or similar expressions are intended to identify forward-looking statements. These statements are based on the Company’s current plans and expectations and involve risks and uncertainties, over which the Company has no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components, freight costs, the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets, interest rates, employment levels, inflation, foreign currency fluctuations, consumer spending levels, exposure to foreign economies, the rate of sales growth, prices, and product and warranty liability claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Readers are also urged to carefully review and consider the various disclosures made by Nortek in this registration statement.

ITEM 1.	BUSINESS.

General

Nortek was founded in 1967 and is headquartered in Providence, Rhode Island. The Company is incorporated in the State of Delaware.

We are a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Technology Products (“TECH”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment, and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

Our performance is significantly impacted by the levels of residential replacement and remodeling activity, as well as the levels of residential and non-residential new construction. New residential and non-residential construction activity and, to a lesser extent, residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, credit availability, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control.

Additional information concerning our business is set forth in “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Item 2 of this registration statement. Additional financial information on our reporting segments, as well as, foreign and domestic operations is set forth in Note 12, “Segment Information and Concentration of Credit Risk”, to the consolidated financial statements, Item 13 of this registration statement and Note E, “Segment Information”, to the unaudited condensed consolidated financial statements, Item 13 of this registration statement.

Current Capital Structure

Our capital structure currently consists of the following:

•	ABL Facility. On December 17, 2010, we executed a $300.0 million amended and restated asset-based revolving credit facility, which terminates in 2015, with a group of lenders (the “ABL Facility”). We had approximately $87.0 million in outstanding borrowings and $15.7 million in outstanding letters of credit under the ABL Facility at September 9, 2011.

•	Term Loan Facility. In April 2011, we entered into a new senior secured term loan with certain lenders, UBS AG, Stamford Branch, as administrative agent and collateral agent, and the other agents party thereto (the “Term Loan Facility”), that provides senior secured financing of $350.0 million (which may be increased by up to $200.0 million in certain circumstances). We had approximately $349.1 million of outstanding borrowings under the Term Loan Facility at July 2, 2011.

•	10% Senior Notes due 2018. In November 2010, we issued a total principal amount of $250.0 million in 10% Senior Notes due 2018 (the “10% Notes”) to initial purchasers who then resold the 10% Notes to certain institutional investors.

•	8.5% Senior Notes due 2021. In April 2011, we issued a total principal amount of $500.0 million in 8.5% Senior Notes due 2021 (the “8.5% Notes”) to an initial purchaser who then resold the 8.5% notes to certain institutional investors.

•	Common Stock and Warrants. On December 17, 2009, we issued 15,000,000 shares of common stock, par value $0.01 per share and issued warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share to certain of our pre-Reorganization creditors, including certain of our directors and executive officers. During the first half of 2011, 175,261 shares of restricted common stock vested and 25,178 shares of common stock were issued upon the exercise of stock options.

•	Restricted Stock. On December 17, 2009, we granted 710,731 shares of restricted common stock. In addition, during the first half of 2011 and the full year of 2010, we issued 40,000 shares and 2,000 shares, respectively, of restricted stock and 247,297 shares and 11,750 shares, respectively, of restricted stock were forfeited. The outstanding shares of restricted common stock were issued to certain of our executive officers and are eligible to vest in annual installments based upon the achievement of specified levels of adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the applicable award agreement, for each of the Company’s 2010, 2011, 2012 and 2013 fiscal years.

•	Options to Purchase Common Stock. On December 17, 2009, we granted options to purchase 710,731 shares of common stock each at an exercise price of $17.50 per share. In addition, during 2010 we granted options to purchase 92,000 shares of common stock at exercise prices ranging from $17.50 to $41.00 and options to purchase 21,750 shares of common stock were forfeited. In addition during the first half of 2011, we granted options to purchase 10,000 shares of common stock each at an exercise price of $39.95 per share and options to purchase 233,687 shares of common stock were forfeited. These stock options were issued to certain of our executive officers and directors and vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

For further information regarding our ABL Facility, our Term Loan Facility, our 10% Notes and our 8.5% Notes, see Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements and Note G, “Notes, Mortgages Notes and Obligations Payable”, to the unaudited condensed consolidated financial statements, Item 13 of this registration statement. For further information regarding our common stock and warrants, see Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, and Note 3, “Fresh-Start Accounting (Restated)”, to the consolidated financial statements, Item 13 of this registration statement. For further information regarding our restricted stock and options to purchase common stock, see Note 9, “Share-Based Compensation”, to the consolidated financial statements, Item 13 of this registration statement.

2009 Bankruptcy and Reorganization

On December 17, 2009, we successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009 with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), pursuant to prepackaged plans of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize our capital structure while allowing us to continue to operate our business. The Reorganization was necessary because it was determined that we would be unable to operate our business and meet our debt obligations under our pre-Reorganization capital structure.

As a result of the Reorganization, approximately $1.3 billion of debt was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On December 17, 2009 (the “Effective Date”), we emerged from bankruptcy as a reorganized company with a new capital structure as described above.

The Company’s Business Segments

Residential Ventilation Products Segment

Our RVP segment primarily manufactures and distributes room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, residential new construction market and do-it-yourself (“DIY”) market. The principal products of the segment, which are sold under the Broan®, NuTone®, Venmar®, Best® and Zephyr® brand names, among others, are:

•	kitchen range hoods,

•	exhaust fans (such as bath fans and fan, heater and light combination units), and

•	indoor air quality products.

Based on internal research and industry knowledge, we believe that we are one of the world’s largest suppliers of residential range hoods and exhaust fans and are the largest supplier of these products in North America, in each case, based on revenues. We also believe, based on internal research and industry knowledge, that we are one of the leading suppliers in Europe of luxury “Eurostyle” range hoods, based on revenues. Our kitchen range hoods expel grease, smoke, moisture and odors from the cooking area and are offered under an array of price points and styles from economy to upscale models. The exhaust fans we offer are primarily used in bathrooms to remove humidity and odors and include combination units, which may have lights, heaters or both. Our range hood and exhaust fan products are differentiated on the basis of air movement as measured in cubic feet per minute and sound output as measured in sones. The Home Ventilating Institute in the United States certifies our range hood and exhaust fan products, as well as our indoor air quality products.

Our sales of kitchen range hoods and exhaust fans accounted for approximately 14.1% and 10.3%, respectively, of consolidated net sales in 2010, 14.2% and 10.3%, respectively, of consolidated net sales in 2009 and approximately 15.0% and 10.2%, respectively, of consolidated net sales in 2008.

We believe we are one of the largest suppliers in North America of indoor air quality products, which include air exchangers, as well as heat or energy recovery ventilators (HRVs or ERVs, respectively) that provide whole house ventilation, based on revenues. These systems bring in fresh air from the outdoors while exhausting stale air from the home. Both HRVs and ERVs moderate the temperature of the fresh air by transferring heat from one air stream to the other. In addition, ERVs also modify the humidity content of the fresh air. We also sell powered attic ventilators, which alleviate heat built up in attic areas and reduce deterioration of roof structures.

Since the late 1970s, homes have been built more airtight and insulated in order to increase energy efficiency. According to published studies, this trend correlates with an increased incidence of respiratory problems such as asthma and allergies in individuals. In addition, excess moisture, which may be trapped in a home, has the potential to cause significant deterioration to the structure and interiors of the home. Proper intermittent ventilation in high concentration areas, such as kitchens and baths, as well as whole house ventilation help to mitigate these problems.

We sell other products in this segment, including, among others, door chimes, medicine cabinets, trash compactors, ceiling fans and central vacuum systems, by leveraging our strong brand names and distribution network.

We sell the products in our RVP segment to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and private label customers under the Broan®, NuTone®, Venmar®, Best® and Zephyr® brand names, among others. Private label customers accounted for approximately 17.4% of the net sales of this segment in 2010.

A key component of our operating strategy for this segment is the introduction of new products and innovations, which capitalize on the strong brand names and the extensive distribution system of the segment’s businesses. New product development efforts are focused on improving the style, performance, cost, and energy efficiency of the products. In this segment, we have recently introduced a line of upscale range hoods encompassing the latest in style and functionality. Also offered in this segment is a full line of EnergyStar® compliant ventilation fans including heavy-duty models ideal for light commercial installations and offices, recessed fan/lights, as well as 35 different models in the Ultra Silenttm Series. We believe that the variety of product offerings and new product introductions help us to maintain and improve our market position for our principal products. At the same time, we believe that our status as a low-cost producer provides the segment with a competitive advantage.

Our primary residential ventilation products compete with many products supplied by domestic and international companies in various markets. We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of residential ventilation products, some of our competitors have greater financial and marketing resources than this segment of our business.

Product manufacturing in the RVP segment generally consists of fabrication from coil and sheet steel and formed metal utilizing stamping, pressing and welding methods, assembly with components and subassemblies purchased from outside sources (principally motors, fan blades, heating elements, wiring harnesses, controlling devices, glass, mirrors, lighting fixtures, polyethylene components and electronic components) and painting, finishing and packaging.

Over the past several years, we have moved the production of certain of our product lines from facilities in the U.S., Canada and Italy to regions with lower labor costs, such as China, Poland and Mexico. In addition to these moves, in 2008, we consolidated the production of medicine cabinets from our facilities in Los Angeles, California and Union, Illinois to our facility in Cleburne, Texas, which was previously used to manufacture range hoods.

This segment’s primary products compete globally with products supplied by many domestic and international suppliers in various markets. In the range hood market, this segment’s primary global competitors are Elica Group, Faber S.p.A. and Cata Electrodomesticas S.L.

Our RVP segment had 12 manufacturing plants and employed approximately 2,700 full-time people as of July 2, 2011, of which approximately 200 are covered by collective bargaining agreements which expire in 2011 and approximately 100 are covered by collective bargaining agreements which expire in 2013. We believe that our relationships with the employees in this segment are satisfactory.

Technology Products Segment

Our TECH segment, formerly known as the Home Technology Products (“HTP”) segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment are:

•	audio/video distribution and control equipment,

•	security and access control products, and

•	digital display mounting and mobility products.

The segment’s audio/video distribution and control equipment products include whole-house audio/video systems, video signal transmission and conversion devices, home integration systems as well as certain accessories often used with these systems such as structured wiring, power conditioners and surge protectors. Whole-house audio/video systems include multi-room/multi-source controllers and amplifiers, home theater receivers, intercom systems, speakers, and control devices such as keypads, remote controls and volume controls. The segment’s speakers are primarily built-in (in-wall or in-ceiling) and are primarily used in multi-room or home theater applications. These products are sold under the Niles®, Elan®, ATONtm, SpeakerCraft®, Proficient Audio Systems®, Sunfire®, and Xantech® brand names, among others. The segment’s video signal transmission and conversion devices allow conversion of video signals into various formats as well as the transmission of video signals to multiple display screens. In addition to residential home theater applications, these products are often used in non-residential applications such as retail outlets, airports and casinos and are sold under the Magentatm and Gefen® brand names. The segment’s home integration systems include software and hardware that facilitate the control of third-party residential subsystems such as home theater, whole-house audio, climate control, lighting, security and irrigation. These products are sold under the Home Logic® and Elan g!® brand names. A specific application for lighting control is sold by the segment under the LiteTouch® brand name. Other products in this category include power conditioners and surge protectors sold under the Panamax® and Furman® brand names and structured wiring products sold under the OpenHouse® and Channel Plus® brand names.

The segment’s security and access control products include residential and certain commercial intrusion protection systems, components for closed circuit television systems (camera housings), garage and gate operators and devices to gain entry to buildings and gated properties, such as radio transmitters, wireless window and door contacts, control panels, keypads and telephone entry systems. These products are sold under the Linear®, SecureWireless, GTO/PRO®, Mighty Mule®, OSCO®, Aigis®, AllStar®, IEI®, Luxor and certain private label brand names, as well as Westinghouse®, which is licensed.

The segment’s digital display mounting and mobility products primarily are designed with ergonomic features and include wall mounts, desk mounts, arms, carts, workstations and stands that attach to a variety of display devices such as computer monitors, notebook computers and flat panel displays. These products are sold under the Ergotron® and OmniMount® brand names as well as certain original equipment manufacturer brand names in the personal computer industry.

We sell the products in our TECH segment to distributors, professional installers, electronics retailers and original equipment manufacturers. Sales in this segment are primarily driven by replacement applications, new installations in existing properties and purchases of high-priced audio/video equipment such as flat panel televisions and displays and to a lesser extent new construction activity. Sales of digital display mounting and mobility products are primarily driven by personal computer and I.T. spending, as well as from the sale of other products for which a mounting solution is needed. In addition, a portion of the sales in this segment is driven by sales to customers in the non-residential market.

The segment offers a broad array of products under widely-recognized brand names with various features and price points, which we believe allows it to expand its distribution in the professional installation and retail markets. Another key component of our operating strategy is the introduction of new products and innovations, which capitalize on our well-known brand names and strong customer relationships.

The segment’s primary products compete with products supplied by many domestic and international suppliers in various markets. The segment competes with several portfolio companies of Duchossois Industries, Inc., including Chamberlain Corporation, Milestone AV Technologies and AMX LLC. The segment also competes with Crestron Electronics, Inc., among others. The segment competes with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of home technology products, some of our competitors have greater financial and marketing resources than this segment of our business. In addition, certain products are sourced from low cost Asian suppliers based on our specifications. We believe that our Asian sourcing provides us with a competitive cost advantage.

In this segment, we have several administrative and distribution facilities in the United States and a significant amount of our products are manufactured at our facilities located in China. Our TECH segment had 12 manufacturing plants and employed approximately 3,800 full-time people as of July 2, 2011. We believe that our relationships with the employees in this segment are satisfactory.

Residential Air Conditioning and Heating Products Segment

Our R-HVAC segment principally manufactures and sells split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment, accessories and parts for the residential and certain commercial markets. For site-built homes and certain commercial structures, the segment markets its products under the licensed brand names Frigidaire®, Tappan®, Philco®, Kelvinator®, Gibson®, Westinghouse® and Maytag®. The segment also supplies products to certain of its customers under the Broan®, NuTone®, Mammoth® and several private label brand names. Within the residential market, we are one of the largest suppliers of HVAC products for manufactured homes in the United States and Canada. In the manufactured housing market, the segment markets its products under the Intertherm® and Miller® brand names.

Demand for replacing and modernizing existing equipment, the level of housing starts and manufactured housing shipments are the principal factors that affect the market for the segment’s residential HVAC products. We anticipate that the demand by the replacement market will continue to exceed the demand for products by the new installation market as a large number of previously installed heating and cooling products become outdated or reach the end of their useful lives. The demand for residential cooling products is also affected by spring and summer temperatures, although the seasonal effects are less dramatic than those experienced in the window air conditioning market which we do not sell into. We believe that our ability to offer both heating and cooling products helps offset the effects of seasonality on this segment’s sales.

The segment sells its manufactured housing products to builders of manufactured housing and, through distributors, to manufactured housing retailers and owners. The majority of sales to builders of manufactured housing consist of furnaces designed and engineered to meet or exceed certain standards mandated by the U.S. Department of Housing and Urban Development, or HUD, and other federal agencies. These standards differ in several important respects from the standards for furnaces used in site-built residential homes. The aftermarket channel of distribution includes sales of both new and replacement air conditioning units and heat pumps and replacement furnaces. We believe that we have one major competitor in the manufactured housing furnace market, York by Johnson Controls, which markets its products primarily under the “Coleman” name. The segment competes with most major industry manufacturers in the manufactured housing air conditioning market.

The segment sells residential HVAC products for use in site-built homes through independently owned distributors who sell to HVAC contractors. The site-built residential HVAC market is very competitive. In this market, the segment competes with, among others, Carrier Corporation (a subsidiary of United Technologies Corporation), Rheem Manufacturing Company, Lennox Industries, Inc., Trane, Inc. (a subsidiary of Ingersoll-Rand Company), York by Johnson Controls and Goodman Global, Inc. During 2010, we estimate that approximately 54% of this segment’s sales of residential HVAC products were attributable to the replacement market, which tends to be less cyclical than the new construction market.

In addition, the segment sells residential HVAC products outside of North America, with sales concentrated primarily in Latin America and the Middle East. International sales consist of not only the segment’s manufactured products, but also products manufactured to specification by outside sources. The products are sold under the Westinghouse® licensed brand name, the segment’s own Miller® brand name, as well as other private label brand names.

The segment competes in both the site-built and manufactured housing markets on the basis of breadth and quality of its product line, distribution, product availability and price. Although we believe that we compete favorably with respect to certain of these factors, most of the segment’s competitors have greater financial and marketing resources and the products of certain competitors may enjoy greater brand awareness than our residential HVAC products.

Our R-HVAC segment had 4 manufacturing plants and employed approximately 1,200 full-time people as of July 2, 2011. We believe that our relationships with our employees in this segment are satisfactory.

Commercial Air Conditioning and Heating Products Segment

Our C-HVAC segment manufactures and sells HVAC systems that are custom-designed to meet customer specifications primarily for hospitals, educational facilities, as well as commercial offices, manufacturing facilities, retail stores, clean rooms and governmental buildings. These systems are designed primarily to operate on building rooftops (including large self-contained walk-in units), or on individual floors within a building, and to have cooling capacities ranging from 40 tons to 600 tons. The segment markets its commercial HVAC products under the Governair®, Mammoth®, Temtrol®, Venmar CEStm, Ventrol®, Webcotm, Huntair®, Cleanpaktm and Fanwall® brand names. Based on replacing large fans in air handlers with a modular array of smaller fans, Fanwall® technology allows for major improvements in reliability, energy efficiency, sound attenuation, footprint, and operating costs, and also is ideal for retrofit applications.

Our subsidiary, Eaton-Williams Group Limited, manufactures and markets custom and standard air conditioning and humidification equipment throughout Western Europe under the Vapac®, Cubit®, Qualitair®, Edenaire®, Colmantm and Moduceltm brand names.

The market for commercial HVAC equipment is divided into standard and custom-designed equipment. Standard equipment can be manufactured at a lower cost and therefore offered at substantially lower initial prices than custom-designed equipment. As a result, standard equipment suppliers generally have a larger share of the overall commercial HVAC market than custom-designed equipment suppliers, such as us. However, because of certain building designs, shapes or other characteristics, we believe there are many applications for which custom-designed equipment is required or is more cost effective over the life of the building. Unlike standard equipment, the segment’s commercial HVAC equipment can be designed to match a customer’s exact space, capacity and performance requirements. The segment’s packaged rooftop and self-contained walk-in equipment rooms maximize a building’s rentable floor space because this equipment is located outside the building. In addition, the manner of construction and timing of installation of commercial HVAC equipment can often favor custom-designed over standard systems. As compared with site-built and factory built HVAC systems, the segment’s systems are factory assembled according to customer specifications and then installed by the customer or third parties, rather than assembled on site, permitting extensive testing prior to shipment. As a result, the segment’s commercial systems can be installed later in the construction process than site-built systems, thereby saving the owner or developer construction and labor costs. The segment sells its commercial HVAC products primarily to contractors, owners and developers of commercial office buildings, manufacturing and educational facilities, hospitals, retail stores, clean rooms and governmental buildings. The segment seeks to maintain, as well as establish and develop, strong relationships nationwide with design engineers, owners and developers, and the persons who are most likely to value the benefits and long-term cost efficiencies of its custom-designed equipment.

During 2010, we estimate that approximately 38% of our air conditioning and heating product commercial sales came from replacement and retrofit activity, which typically is less cyclical than new construction activity and generally commands higher margins. The segment continues to develop products and marketing programs to increase penetration in the growing replacement and retrofit market.

The segment’s commercial HVAC products are marketed through independent manufacturers’ representatives, as well as other sales, marketing and engineering professionals. The independent representatives are typically HVAC engineers, a factor which is significant in marketing the segment’s commercial products because of the design-intensive nature of the market segment in which we compete.

We believe that we are among the largest suppliers of custom-designed commercial HVAC products in the United States. The segment’s four largest competitors in the commercial HVAC market are Carrier Corporation, York by Johnson Controls, McQuay International (a subsidiary of OYL Corporation) and Trane, Inc. (a subsidiary of Ingersoll-Rand Company). The segment competes primarily on the basis of engineering support, quality, design and construction flexibility and total installed system cost. Although we believe that we compete favorably with respect to some of these factors, most of our competitors have greater financial and marketing resources than this segment of our business and enjoy greater brand awareness. However, we believe that our ability to produce equipment that meets the performance characteristics required by the particular product application provides us with an advantage that some of our competitors do not enjoy.

Our C-HVAC segment had 9 manufacturing plants and employed approximately 2,200 full-time people at July 2, 2011, of which approximately 200 were covered by a collective bargaining agreement which expires in 2012. We believe that our relationships with our employees in this segment are satisfactory.

Backlog

Backlog expected to be filled within the next twelve months was approximately $307.4 million, $272.4 million and $213.3 million as of July 2, 2011, December 31, 2010 and December 31, 2009, respectively. The increase in backlog at July 2, 2011 as compared to December 31, 2010 primarily reflects an increase in the TECH segment primarily related to a new customer added to the segment in 2010 and an increase in the C-HVAC segment primarily related to an increase in orders and improved pricing during the first half of 2011 principally for jobs expected to be delivered during the second half of 2011. The increase in backlog at December 31, 2010 as compared to December 31, 2009 reflects an increase in backlog for residential ventilation, technology and commercial HVAC products of approximately $69.6 million, partially offset by a reduction in backlog serving residential HVAC customers of approximately $10.5 million.

Backlog is not regarded as a significant factor for operations where orders are generally for prompt delivery. While backlog stated for all periods is believed to be firm, as all orders are supported by either a purchase order or a letter of intent, the possibility of cancellations makes it difficult to assess the firmness of backlog with certainty, and therefore there can be no assurance that our backlog will result in actual revenues.

Raw Materials

We purchase raw materials and most components used in our various manufacturing processes. The principal raw materials we purchase are rolled sheet steel, formed and galvanized steel, copper, aluminum, plate mirror glass, various chemicals, paints, plastics, motors and compressors.

The materials, molds and dies, subassemblies and components purchased from other manufacturers, and other materials and supplies used in our manufacturing processes have generally been available from a variety of sources. From time to time the cost and availability of raw materials is affected by the raw material demands of other industries, among other factors. Whenever practical, we establish multiple sources for the purchase of raw materials and components to achieve competitive pricing, ensure flexibility, and protect against supply disruption. We employ a company-wide procurement strategy designed to reduce the purchase price of raw materials and purchased components. We believe that the use of these strategic sourcing procurement practices will continue to enhance our competitive position by reducing costs from vendors and limiting cost increases for goods and services in sectors experiencing rising prices.

We are subject to significant market risk with respect to the pricing of the principal raw materials used to manufacture our products. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to our customers and, as a result, gross margins could decline significantly.

Research and Development

Our research and development activities are principally for new product development and represented approximately 2.7%, 3.0%, 2.9%, 2.9% and 2.5% of consolidated net sales for the first half ended July 2, 2011 and July 3, 2010 and the years ended 2010, 2009 and 2008, respectively.

Trademarks and Patents

We own or license numerous trademarks that we use in the marketing of our products. Certain of the trademarks we own, including Broan® and NuTone®, are particularly important in the marketing of our products. We also hold numerous design and process patents, but no single patent is material to the overall conduct of our business. It is our policy to obtain and protect patents whenever such action would be beneficial to us.

Environmental and Regulatory Matters

We are subject to numerous federal, state, local and foreign laws and regulations relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the environment (land, air and water), establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes and govern the cleanup of contaminated sites. We believe that we are in substantial compliance with the material laws and regulations applicable to us. We are involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites currently or formerly owned or operated by such companies or sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by us after a release has occurred. In other instances, we may be partially liable under law or contract to other parties that have acquired businesses or assets from us for past practices relating to hazardous materials or wastes. Expenditures for the first half ended July 2, 2011 and July 3, 2010 and the years ended 2010, 2009 and 2008 to evaluate and remediate such sites were not material to our business, either individually or collectively. While we are able to reasonably estimate certain of our contingent losses, we are unable to estimate with certainty our ultimate financial exposure in connection with identified or yet to be identified remedial actions due, among other reasons, to: (i) uncertainties surrounding the nature and application of current or future environmental regulations, (ii) our lack of information about additional sites where we may be identified as a potentially responsible party (“PRP”), (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation may be joint and several, each PRP is potentially wholly liable for other PRPs that become insolvent or bankrupt. Thus, the solvency of other PRPs could directly affect our ultimate aggregate clean-up costs. In certain circumstances, our liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.

Our HVAC products must be designed and manufactured to meet various regulatory standards, including standards addressing energy efficiency and the use of refrigerants. The United States and other countries have implemented a protocol on ozone-depleting substances that restricts or prohibits the use of hydrochlorofluorocarbons (“HCFCs”), a refrigerant used in air conditioning and heat pump products. In particular, regulations effective January 1, 2010 in the United States prohibit the use of refrigerant HCFC-22 in HVAC products manufactured on or after January 1, 2010. Our HVAC products manufactured after January 1, 2010 for sale or distribution in the United States are designed for use with acceptable substitute refrigerants. Our residential HVAC products for manufactured housing include furnaces which must be designed and engineered to meet certain standards required by HUD and other federal agencies, including the U.S. Department of Energy, which, in 2007, issued revised national energy conservation standards for residential furnaces scheduled to take effect on products manufactured on or after November 19, 2015. We must continue to modify our products to meet these and other applicable standards as they develop and become more stringent over time.

Employees

We employed approximately 9,900 full-time people as of July 2, 2011.

A work stoppage at one of our facilities could cause us to lose sales and incur increased costs and could adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains or losses or the recognition of an asset impairment. As agreements expire and until negotiations are completed, we do not know whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages.

Working Capital

The carrying of inventories to support customers and to permit prompt delivery of finished goods requires substantial working capital. Substantial working capital is also required to carry receivables. The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States and in Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. Certain of the residential product businesses in the R-HVAC segment have in the past been more seasonal in nature than our other businesses’ product categories. As a result, the demand for working capital of our subsidiaries is greater from late in the first quarter until early in the fourth quarter. See “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” Item 2 of this registration statement.

ITEM 1A.	RISK FACTORS.

This section describes the material risks associated with an investment in our common stock or debt securities. Investors should carefully consider each of the risks described below and all of the other information in this report. If any of the following risks occur, our business, prospects, financial condition, results of operation or cash flow could be materially and adversely affected. In such an event, the trading price of shares of our common stock or debt could decline substantially, and investors may lose all or part of the value of their investment.

Risks Related to Our Business:

Our business is affected by global economic conditions.

Our results of operations are directly influenced by the conditions in the global economy. As a result of the global economic recession, U.S. and foreign economies have experienced and continue to experience significant declines in employment, household wealth, property values, consumer spending and lending. Businesses, including Nortek and many of its customers, have faced and may continue to face weakened demand for products and services, difficulty obtaining access to financing, increased funding costs and barriers to expanding operations. Our results of operations have been negatively impacted by the global economic recession and we can provide no assurance that our results of operations will improve.

Our business is dependent upon the levels of remodeling and replacement activity and new construction activity which have been negatively impacted by the economic downturn and the instability of the credit markets.

Critical factors in the level of our sales, profitability and cash flows are the levels of residential and non-residential remodeling, replacement and construction activity. The level of new residential and non-residential construction activity and, to a lesser extent, the level of residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control. Any decline in economic activity as a result of these or other factors typically results in a decline in new construction and, to a lesser extent, residential remodeling and replacement purchases, which would result in a decrease in our sales, profitability and cash flows. Instability in the credit and financial markets, troubles in the mortgage market, the level of unemployment and the decline in home values have had a negative impact on residential new construction activity, consumer disposable income and spending on home remodeling and repair expenditures. These challenging market conditions are expected to continue for the foreseeable future and, in the near term, these conditions may further deteriorate. These factors have had an adverse effect on our operating results for 2010 and 2009 and may continue to have an adverse effect on our operating results in future periods.

Our outlook for the remainder of 2011 is for the housing markets to remain weak, after a slow start in the first half of the year. Continued low consumer confidence, high unemployment levels and a continued high level of foreclosures are expected to continue to depress the housing markets. The non-residential market, which slowed in 2010, is expected to remain weak throughout 2011. These continued depressed market conditions, together with commodity cost pressures, are challenging our 2011 performance.

Fluctuations in the cost or availability of raw materials and components and increases in freight and other costs could have an adverse effect on our business.

We are dependent upon raw materials and purchased components, including, among others, steel, motors, compressors, copper, packaging material, aluminum, plastics, glass and various chemicals and paints that we purchase from third parties. As a result, our results of operations, cash flows and financial condition may be adversely affected by increases in costs of raw materials or components, or by limited availability of raw materials or components. We do not typically enter into long-term supply contracts for raw materials and components. In addition, we generally do not hedge against our supply requirements. Accordingly, we may not be able to obtain raw materials and components from our current or alternative suppliers at reasonable prices in the future, or may not be able to obtain raw materials and components on the scale and within the time frames we require. Further, if our suppliers are unable to meet our supply requirements, we could experience supply interruptions and/or cost increases. If we are unable to find alternate suppliers or pass along these additional costs to our customers, these interruptions and/or cost increases could adversely affect our results of operations, cash flows and financial condition.

During the second quarter and first half of 2011, we experienced higher material costs as a percentage of net sales as compared to the same periods of 2010 related primarily to changes in product mix, higher prices related to the purchase of steel and purchased components, such as motors, compressors and packaging, as well as from lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first half of 2011. We anticipate that commodity prices, including those relating to the purchase of copper and steel, for the second half of 2011 will increase as compared to the first half of 2011. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Rising oil and other energy prices could have an adverse effect on our freight costs. During the first half of 2011, we experienced increased freight costs as compared to the comparable period of 2010 primarily due to worldwide increased fuel costs. These increases were partially offset by a decrease in ocean freight costs in the second quarter of 2011 due to overcapacity in the ocean market.

Continued strategic sourcing initiatives and other improvements in manufacturing efficiency, as well as price increases, help to mitigate fluctuations in these costs. However, there can be no assurance that we will be able to offset any or all material or other cost increases in any future periods.

The availability of certain raw materials and component parts from sole or limited sources of supply may have an adverse effect on our business.

Sources of raw materials or component parts for certain of our operations may be dependent upon limited or sole sources of supply which may impact our ability to manufacture finished product. While we continually review alternative sources of supply, there can be no assurance that we will not face disruptions in sources of supply which could adversely affect our results of operations, cash flows and financial position.

Weather fluctuations may negatively impact our business.

Weather fluctuations may adversely affect our operating results and our ability to maintain sales volume. In our R-HVAC segment, operations may be adversely affected by unseasonably warm weather in the months of November to February and unseasonably cool weather in the months of May to August, which has the effect of diminishing customer demand for heating and air conditioning products. In all of our segments, adverse weather conditions at any time of the year may negatively affect overall levels of new construction and remodeling and replacement activity, which in turn may lead to a decrease in sales. Many of our operating expenses are fixed and cannot be reduced during periods of decreased demand for our products. Accordingly, our results of operations and cash flows will be negatively impacted in quarters with lower sales due to weather fluctuations.

If we fail to identify suitable acquisition candidates or successfully integrate the businesses we have acquired or will acquire in the future, our business could be negatively impacted.

Historically, we have engaged in a significant number of acquisitions, and those acquisitions have contributed significantly to our growth in sales and operating results. However, we cannot provide assurance that we will continue to locate and secure acquisition candidates on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates, our growth could be impaired.

Acquisitions involve numerous risks, including:

•	the difficulty and expense that we incur in connection with the acquisition, including those acquisitions that we pursue but do not ultimately consummate;

•	the difficulty and expense that we incur in the subsequent integration of the operations of the acquired company into our operations;

•	adverse accounting consequences of conforming the acquired company’s accounting policies to our accounting policies;

•	the difficulties and expense of developing, implementing and monitoring systems of internal controls at acquired companies, including disclosure controls and procedures and internal controls over financial reporting;

•	the difficulty in operating acquired businesses;

•	the diversion of management’s attention from our other business concerns;

•	the potential loss of customers or key employees of acquired companies;

•	the impact on our financial condition due to the timing of the acquisition or the failure to meet operating expectations for the acquired business; and

•	the assumption of unknown liabilities of the acquired company.

We cannot assure you that any acquisition we have made or may make in the future will be successfully integrated into our on-going operations or that we will achieve any expected cost savings from any acquisition. If the operations of an acquired business do not meet expectations, our profitability and cash flows may be impaired and we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Since January 1, 2010, we have consummated three acquisitions within our TECH segment. Additionally, within the C-HVAC segment, we acquired a forty-nine percent minority interest in a newly formed operating joint venture. See Note B, “Acquisitions and Other Investments”, to the unaudited condensed consolidated financial statements and Note 5, “Acquisitions”, to the consolidated financial statements, Item 13 of this registration statement.

We continue to evaluate potential restructurings, business shutdowns and integrations focused on improving future cash flows of the business.

We continue to evaluate potential restructurings, business shutdowns and integrations focused on improving future cash flows of the business. These restructurings, business shutdowns and integrations involve numerous risks in their implementations including increased costs, business disruption, management distraction and potential asset impairment among others and may be unsuccessful. In addition, restructurings of international operations may be more costly due to differing labor laws, business practices and governmental restrictions, processes and requirements.

During 2010, we announced the formation of our new audio/visual control company within the TECH segment called The AVC Group, LLC (“The AVC Group”). Upon the formation of The AVC Group, the operations of Niles Audio Corporation, Elan Home Systems, L.L.C and Xantech LLC were combined to improve the overall operational efficiencies of these companies. In conjunction with the formation of The AVC Group, we are in the process of consolidating and shutting down certain of our facilities and, as a result, recorded net expenses within selling, general and administrative expense, net (“SG&A”) of approximately $0.4 million for the first half of 2011 consisting of severance and other expenses. During 2010, we recorded approximately $2.8 million (of which approximately $2.6 million was recorded within SG&A) of severance and other expenses related to this activity, none of which was recorded in the first half of 2010. We do not anticipate recording any additional expenses related to severance or other costs associated with this activity.

In February 2011, management approved a plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best. During the second quarter and first half of 2011, the Company recorded expenses within SG&A of the RVP segment of approximately $0.2 million and $0.5 million related to severance and other costs. The Company also recorded additional severance costs of approximately $1.3 million within cost of products sold (“COGS”) during the second quarter of 2011.

During the third quarter of 2011, our Board of Directors approved additional plans that are expected to further improve the overall operational efficiencies of Best and in the fourth quarter of 2011, we transferred certain operations from Italy to Poland in accordance with the plan and have commenced union negotiations with respect to the employees to be terminated. As a result, we anticipate recording additional expenses of between approximately $10 million and $12 million related to this restructuring plan consisting of severance and other expenses in the fourth quarter of 2011 and through 2012.

Because we compete against competitors with substantially greater resources, we face external competitive risks that may negatively impact our business.

Our RVP and TECH segments compete with many domestic and international suppliers in various markets. We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Some of our competitors in these markets have greater financial and marketing resources than that of our RVP and TECH segments.

Our R-HVAC segment competes in both the site-built and manufactured housing markets on the basis of breadth and quality of product line, distribution, product availability and price. Most of our residential HVAC competitors have greater financial and marketing resources and the products of certain of our competitors may enjoy greater brand awareness than our residential HVAC products.

Our C-HVAC segment competes primarily on the basis of engineering support, quality, design and construction flexibility and total installed system cost. Most of our competitors in the commercial HVAC market have greater financial and marketing resources and enjoy greater brand awareness than we enjoy.

Competitive factors could require us to reduce prices or increase spending on product development, marketing and sales, either of which could adversely affect our operating results.

Because we have substantial operations outside the United States, we are subject to the economic and political conditions of the United States and foreign nations.

We have manufacturing facilities in several countries outside of the United States. In 2010, we sold products in approximately 100 countries other than the United States. Foreign net sales, which are attributed based upon the location of our subsidiary responsible for the sale, were approximately 22% and 20% for the first half of 2011 and 2010, respectively, and were approximately 20% of consolidated net sales for both 2010 and 2009, respectively. Our foreign operations are subject to a number of risks and uncertainties, including the following:

•	foreign governments may impose limitations on our ability to repatriate funds;

•	foreign governments may impose withholding or other taxes on remittances and other payments to us, or the amount of any such taxes may increase;

•	an outbreak or escalation of any insurrection, armed conflict or act of terrorism, or other forms of political, social or economic instability, may occur;

•	natural disasters may occur, and local governments may have difficulties in responding to these events;

•	the Unites States and foreign governments currently regulate import and export of our products and those of our suppliers and may impose additional limitations on imports or exports of our products or the products of our suppliers;

•	foreign governments may nationalize foreign assets or engage in other forms of governmental protectionism;

•	foreign governments may impose or increase investment barriers, customs or tariffs, or other restrictions affecting our business; and

•	development, implementation and monitoring of systems of internal controls of our international operations, including disclosure controls and procedures and internal controls over financial reporting, may be difficult and expensive.

The occurrence of any of these conditions could disrupt our business in particular countries or regions of the world, or prevent us from conducting business in particular countries or regions, which could reduce sales and adversely affect profitability. In addition, we rely on dividends and other payments or distributions from our subsidiaries, including our foreign subsidiaries, to meet our debt obligations. If foreign governments impose limitations on our ability to repatriate funds or impose or increase taxes on remittances or other payments to us, the amount of dividends and other distributions we receive from our foreign subsidiaries could be reduced, which could reduce the amount of cash available to us to meet our debt obligations.

Our foreign operations are subject to anti-corruption laws.

Certain of our operations are located outside of the United States, primarily in Canada, China, the United Kingdom and Italy. We are subject to the Foreign Corrupt Practices Act (“FCPA”), which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA, governmental authorities in the United States could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fluctuations in currency exchange rates could adversely affect our revenues, profitability and cash flows.

Our foreign operations expose us to fluctuations in currency exchange rates and currency devaluations. We report our financial results in U.S. dollars, but a portion of our sales and expenses are denominated in Euros, Canadian dollars and other foreign currencies. As a result, if the value of the U.S. dollar increases relative to the value of the Euro, Canadian dollar and other currencies, our levels of revenue and profitability will decline since the translation of a certain number of other currencies into U.S. dollars for financial reporting purposes will represent fewer U.S. dollars. Conversely, if the value of the U.S. dollar decreases relative to the value of the Euro, Canadian dollar and other currencies, our levels of revenue and profitability will increase since the translation of a certain number of other currencies into U.S. dollars for financial reporting purposes will represent additional U.S. dollars.

In certain instances, we enter into transactions that are denominated in a currency other than the U.S. dollar. At the date the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in U.S. dollars using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the U.S. dollar are adjusted to the U.S. dollar using the current exchange rate with gains or losses recorded in currency translation adjustment and other, net. In addition, in the case of sales to customers in certain locations, our sales are denominated in U.S. dollars, Euros or Canadian dollars but all or a substantial portion of our associated costs are denominated in a different currency. As a result, changes in the relative values of U.S. dollars, Euros, Canadian dollars and Chinese Renminbi and any such different currency will affect our profitability and cash flows.

Varying international business practices may adversely impact our business and reputation.

We currently purchase raw materials, components and finished products from various foreign suppliers. To the extent that any such foreign supplier utilizes labor or other practices that vary from those commonly accepted in the United States, our business and reputation could be adversely affected by any resulting litigation, negative publicity, political pressure, or otherwise.

A decline in our relations with key distributors and dealers, loss of major customers or failures or delays in collecting payments from major customers may negatively impact our business.

Our operations depend upon our ability to maintain relations with our independent distributors and dealers and we do not typically enter into long-term contracts with them. If our key distributors or dealers are unwilling to continue selling our products, or if any of them merge with or are purchased by a competitor, we could experience a decline in sales. If we are unable to replace such distributors or dealers or otherwise replace the resulting loss of sales, our business, results of operations and cash flows could be adversely affected. For example, an affiliated group of distributors of our residential HVAC products has significantly reduced the amount of products which they buy from us by approximately $20 million (or 51.6%) in the first half of 2011 as compared to the first half of 2010. For 2010, approximately 50% of our consolidated net sales were made through our independent distributors and dealers, and our largest distributor or dealer accounted for approximately 3.5% of consolidated net sales for 2010.

In addition, the loss of one or more of our other major customers, or a substantial decrease in such customers’ purchases from us, could have a material adverse effect on our results of operations and cash flows. Because we do not generally have binding long-term purchasing agreements with our customers, there can be no assurance that our existing customers will continue to purchase products from us. Our largest customer (other than a distributor or dealer) accounted for approximately 4% of consolidated net sales for each of 2010 and 2009.

Further, a failure or delay in collecting payments due to us from our major customers could negatively impact our business. For example, a customer in our TECH segment that we began shipping product to during the fourth quarter of 2009, owed us payments of approximately $48.6 million as of July 2, 2011 under an agreement with payment terms which are extended beyond the normal payment terms of this segment. See “Financial Information — Management’s Discussion and Analysis — Liquidity and Capital Resources — Risks and Uncertainties”, Item 2 of this registration statement, for additional information on this customer and the amounts involved. While we believe that we will ultimately collect payment in full from this customer, we cannot guarantee if or when we will receive payment. A failure to collect payment from this customer or other major customers could adversely affect our results of operations and cash flows.

Labor disruptions or cost increases could adversely affect our business.

A work stoppage at one of our facilities could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to employment terms (including the collective bargaining agreements affecting our unionized employees) could result in material gains or losses or the recognition of an asset impairment. As collective bargaining agreements expire and until negotiations are completed, it is not known whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, without production interruptions, including labor stoppages. At July 2, 2011, approximately 5.1% of our employees are unionized, and from time to time the Company experiences union organizing efforts directed at our non-union employees. We may also experience labor cost increases or disruptions in its non-union facilities in circumstances where we must compete for employees with necessary skills and experience or in tight labor markets.

We must continue to innovate and improve our products to maintain our competitive advantage.

Our ability to maintain and grow our market share depends in part on the ability to continue to develop high quality, innovative products. An important part of our competitive strategy includes leveraging our distributor and dealer relationships and our existing brands to introduce new products. In addition, some of our HVAC products are subject to federal minimum efficiency standards and/or protocols concerning the use of ozone-depleting substances that have and are expected to continue to become more stringent over time. We cannot assure you that our investments in product innovation and technological development will be sufficient or that we will be able to create and market new products to enable us to successfully compete with new products or technologies developed by our competitors or to meet heightened regulatory requirements in the future.

Certain of our operations and products are subject to environmental, health and safety laws and regulations, which may result in substantial compliance costs or otherwise adversely affect our business.

Our operations are subject to numerous federal, state, local and foreign laws and regulations relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the air and water, establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes and govern the cleanup of contaminated sites. We have used and continue to use various substances in our products and manufacturing operations, and have generated and continue to generate wastes, which have been or may be deemed to be hazardous or dangerous. As such, our business is subject to and may be materially and adversely affected by compliance obligations and other liabilities under environmental, health and safety laws and regulations. These laws and regulations affect ongoing operations and require capital costs and operating expenditures in order to achieve and maintain compliance. For example, the United States and other countries have established programs for limiting the production, importation and use of certain ozone depleting chemicals, including HCFCs, a refrigerant used in our air conditioning and heat pump products. Some of these chemicals have been banned completely, and others have been phased out in the United States. Modifications to the design of our products have been made, and further modifications may be necessary, in order to utilize alternative refrigerants.

We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws.

We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws, or non-compliance with environmental permits required at our facilities. Certain environmental laws and regulations also impose liability, without regard to knowledge or fault, relating to the existence of contamination at or associated with properties used in our current and former operations, or those of our predecessors, or at locations to which current or former operations or those of our predecessors have shipped waste for disposal. Contaminants have been detected at certain of our former sites, and we have been named as a potentially responsible party at several third-party waste disposal sites. While we are not currently aware of any such sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, we cannot be certain that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations or other unanticipated events will not arise in the future and give rise to material environmental liabilities or an increase in compliance costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face risks of litigation and liability claims on product liability, workers’ compensation and other matters, the extent of which exposure can be difficult or impossible to estimate and which can negatively impact our business, financial condition, results of operations and cash flows.

We are subject to legal proceedings and claims arising out of our businesses that cover a wide range of matters, including contract and employment claims, product liability claims, warranty claims and claims for modification, adjustment or replacement of component parts of units sold. Product liability and other legal proceedings include those related to businesses we have acquired or properties we have previously owned or operated.

The development, manufacture, sale and use of our products involve risks of product liability and warranty claims, including personal injury and property damage arising from fire, soot, mold and carbon monoxide. We currently carry insurance and maintain reserves for potential product liability claims. However, our insurance coverage may be inadequate if such claims do arise, and any liability not covered by insurance could have a material adverse effect on our business. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. To date, we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability. However, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally, or our situation in particular. Any such increase could result in lower profits or cause us to reduce our insurance coverage. In addition, a future claim may be brought against us, which would have a material adverse effect on us. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on future profitability. In addition, warranty claims are generally not covered by our product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our business.

Product recalls or reworks may adversely affect our financial condition, results of operations and cash flows.

In the event we produce a product that is alleged to contain a design or manufacturing defect, we could be required to incur costs involved to recall or rework that product. While we have undertaken several voluntary product recalls and reworks over the past several years, additional product recalls and reworks could result in material costs. Many of our products, especially certain models of bath fans, range hoods, and residential furnaces and air conditioners, have a large installed base, and any recalls and reworks related to products with a large installed base could be particularly costly. The costs of product recalls and reworks are not generally covered by insurance. In addition, our reputation for safety and quality is essential to maintaining market share and protecting our brands. Any recalls or reworks may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our financial condition, results of operations and cash flows. See “Financial Information — Management’s Discussion and Analysis — Liquidity and Capital Resources — Risks and Uncertainties”, Item 2 of this registration statement.

Our business operations could be significantly disrupted if we lost members of our management team.

Our success depends to a significant degree upon the continued contributions of our executive officers and key employees and consultants, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. The loss of the services of any of our executive officers or key employees and consultants could prevent us from successfully executing our business strategy.

Effective July 1, 2011, Richard L. Bready retired from his positions of Chairman of the Board of Directors, President and Chief Executive Officer of the Company. As of July 1, 2011, the board of directors appointed J. David Smith, who has been a director of the Company since February 2010, as Interim Chief Executive Officer of the Company while a search for a permanent replacement is conducted. For further information, see “— Retirement of Richard L. Bready and Appointment of J. David Smith as Interim Chief Executive Officer” in Item 6 of this registration statement.

Our business operations could be negatively impacted if we fail to adequately protect our intellectual property rights, if we fail to comply with the terms of our licenses or if third parties claim that we are in violation of their intellectual property rights.

We are highly dependent on certain of the brand names under which we sell our products, including Broan® and NuTone®. Failure to protect these brand names and other intellectual property rights or to prevent their unauthorized use by third parties could adversely affect our business. We seek to protect our intellectual property rights through a combination of trademark, copyright, patent and trade secret laws, as well as confidentiality agreements. These protections may not be adequate to prevent competitors from using our brand names and trademarks without authorization or from copying our products or developing products equivalent to or superior to ours. We license several brand names from third parties. In the event we fail to comply with the terms of these licenses, we could lose the right to use these brand names. In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming; could cause us to cease making, using, or selling certain products that incorporate the disputed intellectual property; could require us, if feasible, to redesign our products; could divert management time and attention; and could require us to enter into costly royalty or licensing arrangements.

Our future financial condition and results of operations will not be comparable by the adoption of fresh-start accounting.

As a result of our bankruptcy reorganization, we have adopted “fresh-start accounting” as of the Effective Date pursuant to the Reorganizations topic of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”). Accordingly, our assets and liabilities have been adjusted to fair value, and certain assets and liabilities not previously recognized in our financial statements have been recognized under fresh-start accounting. As a result, our financial condition and results of operations from and after the Effective Date will not be comparable, in various material respects, to our financial condition and results of operations reflected in our consolidated financial statements for the Predecessor periods.

Furthermore, the estimates and assumptions used to implement fresh-start accounting are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, we cannot provide assurance that the estimates, assumptions and values reflected in the valuations will be realized, and actual results could vary materially, resulting in future impairment charges. For further information about fresh-start accounting, see Note 3, “Fresh-Start Accounting (Restated)-Liabilities Subject to Compromise,” to the audited consolidated financial statements, Item 13 of this registration statement.

Risks Related to Our Indebtedness:

Our substantial debt could negatively impact our business, prevent us from fulfilling outstanding debt obligations and adversely affect our financial condition.

We have a substantial amount of debt. At July 2, 2011, we had approximately $1.2 billion of total debt outstanding. The terms of our outstanding debt, including the 10% Notes, the 8.5% Notes, the ABL Facility and the Term Loan Facility limit, but do not prohibit, us from incurring additional debt. If additional debt is added to current debt levels, the related risks described below could intensify.

Our substantial debt has or could have important adverse consequences, including the following:

•	could impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions, refinancing indebtedness or other purposes;

•	a substantial portion of our cash flow from operations will be dedicated to paying principal and interest on our debt, thereby reducing funds available for expansion or other purposes;

•	we are more leveraged than some of our competitors, which may result in a competitive disadvantage;

•	we are vulnerable to interest rate increases, as certain of our borrowings, including those under the ABL Facility and the Term Loan Facility, are at variable rates;

•	our failure to comply with the restrictions in our financing agreements would have a material adverse effect on us and our ability to meet our obligations under certain of our borrowings;

•	we are more vulnerable to changes in general economic conditions than companies with less or no debt;

•	we face limitations on our ability to make strategic acquisitions, invest in new products or capital assets or take advantage of business opportunities; and

•	we are limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.

The terms of our debt covenants impose restrictions on how we conduct our business and could limit our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures that govern our 10% Notes and 8.5% Notes and the credit agreements that govern our ABL Facility and Term Loan Facility, contain covenants that restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make loans or investments;

•	incur certain liens;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell assets.

There are limitations on our ability to incur the full $300.0 million of commitments under the ABL Facility. Availability is limited to the lesser of the borrowing base under the ABL Facility and $300.0 million. As of September 13, 2011, we had approximately $87.0 million in outstanding borrowings and approximately $15.7 million in outstanding letters of credit under the ABL Facility and, based on the borrowing base calculations as of September 13, 2011, we had excess availability of approximately $170.6 million under the ABL Facility and approximately $129.6 million of excess availability before triggering the cash deposit requirements as discussed further below.

We will be required to deposit cash from our material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit if, (i) excess availability (as defined in the ABL Facility) falls below the greater of $35.0 million or 15% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the ABL Facility, if (i) excess availability falls below the greater of $30.0 million or 12.5% of the borrowing base or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control. A breach of any of these covenants could result in a default under the ABL Facility.

A breach of the covenants under the indentures that govern our 10% Notes and 8.5% Notes or the credit agreements that govern the ABL Facility and the Term Loan Facility could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the ABL Facility would permit the lenders under the ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under the ABL Facility or the Term Loan Facility, the lenders to the ABL Facility or the Term Loan Facility, respectively, could proceed against the collateral granted to them to secure that indebtedness. In the event our noteholders or lenders accelerate the repayment of our borrowings, we can provide no assurances that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns;

•	unable to compete effectively or to take advantage of new business opportunities; or

•	grow in accordance with our plans.

We may be unable to generate sufficient cash to service all of our indebtedness and other liquidity requirements and may be forced to take other actions to satisfy such requirements, which may not be successful.

We will be required to repay all amounts outstanding under the ABL Facility in 2015, our Term Loan Facility in 2017, our 10% Notes in 2018 and our 8.5% Notes in 2021. We will be required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the Term Loan Facility, with the balance due in 2017. As of July 2, 2011, we had outstanding borrowings under these obligations of approximately $1.2 billion (excluding unamortized debt discount of approximately $15.2 million). In addition, we are currently obligated to make periodic principal and interest payments under the 10% Notes, the 8.5% Notes, the ABL Facility, the Term Loan Facility, as well as other indebtedness. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We expect that we will need to access the capital markets in order to refinance all amounts outstanding under the 10% Notes, the 8.5% Notes, the ABL Facility and the Term Loan Facility as we do not anticipate generating sufficient cash flow from operations to repay such amounts in full. We cannot assure you that funds will be available to us in the capital markets, together with cash generated from operations, in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot assure you that we will be able to refinance any of our indebtedness, including the 10% Notes, the 8.5% Notes, the ABL Facility and the Term Loan Facility, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

For further information regarding our yearly contractual obligations and sources of liquidity, see “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”, Item 2 of this registration statement.

If we are unable to access funds generated by our subsidiaries, we may not be able to meet our financial obligations.

Because we conduct our operations through our subsidiaries, we depend on those entities for dividends, distributions and other payments to generate the funds necessary to meet our financial obligations. Legal restrictions in the United States and foreign jurisdictions applicable to our subsidiaries and contractual restrictions in certain agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. All of our subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to us.

Risks Related to Our Common Stock:

We do not know whether an active market will develop for our common stock and as a result it may be difficult for you to sell your shares of our common stock at what you believe to be an attractive price.

We can provide no assurance that an active market for our common stock will develop. Our common stock began trading on the OTC:QB on June 15, 2010 pending our anticipated listing on the Nasdaq. To date, the volume of trading on the OTC:QB has been limited, primarily because a large number of our outstanding shares of common stock are held by a small number of shareholders. While we believe that the market for our common stock will become more active when trading moves to the Nasdaq, if an active market for our common stock does not develop, it may be difficult for you to sell your shares of common stock at what you believe to be an attractive price.

The price of our common stock could be volatile.

The overall market and the price of our common stock may fluctuate greatly. The trading price of our common stock may be significantly affected by various factors, including:

•	quarterly fluctuations in our operating results;

•	changes in investors’ and analysts’ perception of the business risks and conditions of our business;

•	our ability to meet the earnings estimates and other performance expectations of financial analysts or investors;

•	unfavorable commentary or downgrades of our stock by equity research analysts;

•	fluctuations in the stock prices of our peer companies or in stock markets in general;

•	our ability to comply with our debt covenants; and

•	general economic or political conditions.

The market price for our common stock could also fall if our existing significant shareholders, or management, sell, or attempt to sell, large amounts of our common stock. Alternatively, if these shareholders do not trade their shares, our common stock could be thinly traded resulting in a wide spread of bid and ask prices for our common stock, which could reduce the trading volume of our common stock.

Future sales of our common stock may lower our stock price.

If our existing stockholders sell a large number of shares of our common stock, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. Immediately after the effective date of this registration statement, all 15.1 million outstanding shares of our common stock will be available for immediate resale in the public market except for shares held by our affiliates, which may only be sold subject to the conditions of Rule 144 of the Securities Act or pursuant to an effective registration statement filed by us under the Securities Act. Following the effectiveness of our Form 10 registration statement, funds affiliated with Ares Management LLC (“Ares”), which together hold approximately 31% of our outstanding shares of common stock as of August 5, 2011, will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock pursuant to a registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), and to participate in future registrations of securities by us. Registration of any of these shares would result in the shares becoming freely tradable without compliance with Rule 144 upon effectiveness of any such registration statement.

In addition to the 15,127,972 shares of our common stock that will be outstanding immediately after the effective date of this registration statement, as of August 5, 2011 we also had:

•	789,474 shares of common stock issuable upon the exercise of outstanding warrants;

•	318,423 shares of restricted common stock outstanding;

•	531,616 shares of common stock issuable upon the exercise of outstanding stock options; and

•	1,102,632 shares of common stock reserved for future issuance under our 2009 Omnibus Incentive Plan.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt that our stockholders may find beneficial.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. Our corporate governance documents include provisions:

•	establishing a classified board of directors so that not all members of our board are elected at one time;

•	providing that directors may be removed by stockholders only for cause;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors; and

•	limiting the determination of the number of directors on our Board of Directors and the filling of vacancies or newly created seats on the board to our Board of Directors then in office.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our existing stockholders exert significant influence over us. Their interests may not coincide with yours and they may make decisions with which you may disagree.

Funds affiliated with Ares own, in the aggregate, approximately 31% of our outstanding common stock as of August 5, 2011. Other stockholders, including Fidelity, Gates Capital Management, Inc., Goldman Sachs and Capital Research and Management, also own significant portions of our common stock. See “Security Ownership of Certain Beneficial Owners and Management”, Item 4 of this registration statement, for further detail on the ownership of our common stock. As a result, these stockholders, acting individually or together, control substantially all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. In addition, this concentration of equity ownership may delay or prevent a change in control of our Company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

Further, our bylaws and certificate of incorporation allow a majority of our stockholders to take action by written consent, rather than at an annual or special meeting of stockholders, and without providing prior notice to other stockholders. These provisions generally allow our stockholders to act quickly. However, if you are in the minority, you may not receive prior notice of, or have the opportunity to object to, certain actions that may be proposed by a majority of our stockholders.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our common stock price could decline.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. Since our common stock began trading on the OTC:QB, no securities analysts have initiated coverage of Nortek. If we do not have analyst coverage of our common stock, we may lack visibility in the financial markets, which in turn could cause the market price of our common stock or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our common stock or if our operating results or prospects do not meet their expectations, the market price of our common stock could decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, our stockholders may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

ITEM 2.	FINANCIAL INFORMATION.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”) and also entered into a new senior secured term loan with a final maturity in 2017 (the “Term Loan Facility”). The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. As discussed further below, the Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes (the “11% Notes”), which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. Net cash from these debt transactions of approximately $2.3 million was retained by the Company for general corporate purposes.

The Company used approximately $731.1 million of the net proceeds to repurchase approximately 88.5% or approximately $666.6 million aggregate principal amount of the 11% Notes through a tender offer in accordance with the terms of the Company’s offer to purchase and consent solicitation statement dated April 12, 2011 (the “Tender Offer”), which was completed on April 26, 2011. Pursuant to the Tender Offer holders of the 11% Notes were entitled to receive $1,052.50 per $1,000 in principal amount of 11% Notes tendered, plus accrued and unpaid interest. The Company used approximately $93.9 million to discharge its remaining obligations under the 11% Note indenture (approximately $86.7 million aggregated principal amount) through a deposit in trust funds sufficient to pay and discharge all remaining indebtedness, including accrued and unpaid interest, on the 11% Notes in conjunction with the notices of redemption sent to the remaining holders of the 11% Notes. Under the terms of the indenture governing the 11% Notes, the Company was permitted to redeem $75.0 million aggregate principal amount at 103%, plus accrued and unpaid interest, and the remaining $11.7 million aggregate principal amount at 105%, plus accrued and unpaid interest.

The issuance of the 8.5% Notes and the Term Loan Facility and the repurchase and redemption of the 11% Notes are collectively referred to as the 2011 financing transactions.

As certain holders of the new 8.5% Notes and Term Loan Facility had previously held the 11% Notes up to the time of their repurchase or redemption, in accordance with Accounting Standards Codification 470-50, Debt Modifications and Extinguishments (“ASC 470-50”), the Company determined that, of the total approximately

$60.5 million of original issue discounts, underwriting commissions, legal, accounting and other expenses and tender and redemption premiums, approximately $33.8 million should be recorded as a loss on debt retirement and that approximately $11.2 million and $15.5 million should be recorded as deferred debt expense and debt discount, respectively, and amortized over the lives of the respective debt instruments. The approximately $11.2 million of deferred debt expense was allocated approximately $6.3 million to the 8.5% Notes and approximately $4.9 million to the Term Loan Facility. The approximately $15.5 million of debt discount was allocated approximately $7.2 million to the 8.5% Notes and approximately $8.3 million to the Term Loan Facility.

On December 17, 2010, the Company acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron”) for an estimated purchase price of approximately $298.0 million, consisting of cash payments totaling approximately $295.6 million, of which approximately $5.8 million was paid in the first half of 2011, and an estimated payable due to the sellers of approximately $2.4 million related to the remaining estimated reimbursement of federal and state tax refunds due to Ergotron for the pre-acquisition period in 2010. The final amounts due for the reimbursement of federal and state tax refunds will be determined when the final pre-acquisition tax returns are filed and the refunds are collected, which is expected to occur in the third and fourth quarters of 2011.

On July 6, 2010, the Company, through its wholly-owned subsidiary, Linear LLC, acquired all of the issued and outstanding membership interests of Skycam, LLC (“Luxor”) for approximately $9.1 million (utilizing approximately $7.9 million of cash and issuing an unsecured 4% subordinated note in the amount of $1.2 million due January 2012).

The acquisitions of Ergotron and Luxor are collectively referred to as the 2010 acquisitions.

The following unaudited pro forma condensed consolidated financial statements include the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 and the first halves ended July 2, 2011 and July 3, 2010. The unaudited pro forma condensed consolidated financial statements give pro forma effect, where applicable, to the 2011 financing transactions and the 2010 acquisitions as noted above.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 and the first half ended July 3, 2010 have been prepared by adjusting the actual results for the year ended December 31, 2010 and the first half ended July 3, 2010 to give effect to the 2011 financing transactions and the 2010 acquisitions as if those transactions had occurred as of January 1, 2010, and they exclude non-recurring items directly attributable to the 2011 financing transactions and 2010 acquisitions, including the pre-tax loss from debt retirement.

The unaudited pro forma condensed consolidated statement of operations for the first half ended July 2, 2011 has been prepared by adjusting the actual results for the first half ended July 2, 2011 to give effect to the 2011 financing transactions as if those transactions had occurred on January 1, 2010. No pro forma adjustments were necessary for the 2010 acquisitions as the results of Ergotron and Luxor were included for the full period in the actual results for the first half ended July 2, 2011.

On April 28, 2011, the Company, through wholly-owned subsidiaries, acquired all of the stock of TV One Broadcast Sales Corporation Barcom (UK) Holdings Limited and Barcom Asia Holdings, LLC (collectively, “TV One”) for approximately $26.1 million. The acquisition of TV One is included in the Company’s historical balance sheet as of July 2, 2011 and the results of operations are not material for any of the periods presented and accordingly have not been included in the pro forma statement of operations for the year ended December 31, 2010 or the first halves ended July 2, 2011 (prior to the date of acquisition) and July 3, 2010.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the transactions described above taken place on the dates indicated above, nor are they necessarily indicative of our future results of operations. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this registration statement on Form 10.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

	Nortek Historical	Pro-Forma Adjustments				Pro Forma
	Year Ended	2010		2011 Financing		Year Ended
	Dec. 31, 2010	Acquisitions		Transactions		Dec. 31, 2010
	(Amounts in millions, except shares and per share data)

Net sales	$1,899.3	$195.3	(a)	$—		$2,094.6
Costs and Expenses:
Cost of products sold	1,391.8	129.2	(b)	—		1,521.0
Selling, general and administrative expense, net	399.9	41.4	(c)	—		441.3
Amortization of intangible assets	37.0	13.1	(d)	—		50.1

	1,828.7	183.7		—		2,012.4

Operating earnings	70.6	11.6		—		82.2
Interest expense	(95.7)	(25.4	)(e)	19.1	(g)	(102.0)
Investment income	0.1	—		—		0.1

(Loss) earnings before (benefit) provision for income taxes	(25.0)	(13.8)		19.1		(19.7)
(Benefit) provision for income taxes	(11.6)	(6.4	)(f)	7.5	(i)	(10.5)

Net (loss) earnings	$(13.4)	$(7.4)		$11.6		$(9.2)

Basic loss per Share	$(0.89)					$(0.61)

Diluted loss per Share	$(0.89)					$(0.61)

Weighted Average Common Shares:
Basic	15,000,000					15,000,000
Diluted	15,000,000					15,000,000

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE FIRST HALF ENDED JULY 2, 2011

		Pro-Forma
	Nortek Historical	Adjustments		Pro Forma
	1st Half Ended	2011		1st Half Ended
	July 2, 2011	Transactions		July 2, 2011
	(Amounts in millions, except shares and per share data)

Net sales	$1,053.5	$—		$1,053.5
Costs and Expenses:
Cost of products sold	773.7	—		773.7
Selling, general and administrative expense, net	234.3	—		234.3
Amortization of intangible assets	22.8	—		22.8

	1,030.8	—		1,030.8

Operating earnings	22.7	—		22.7
Interest expense	(56.4)	7.1	(g)	(49.3)
Loss from debt retirement	(33.8)	33.8	(h)	—
Investment income	0.1	—		0.1

(Loss) earnings before (benefit) provision for income taxes	(67.4)	40.9		(26.5)
(Benefit) provision for income taxes	(14.4)	16.2	(i)	1.8

Net (loss) earnings	$(53.0)	$24.7		$(28.3)

Basic loss per Share	$(3.51)			$(1.87)

Diluted loss per Share	$(3.51)			$(1.87)

Weighted Average Common Shares:
Basic	15,117,519			15,117,519
Diluted	15,117,519			15,117,519

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE FIRST HALF ENDED JULY 3, 2010

	Nortek Historical	Pro-Forma Adjustments				Pro Forma
	1st Half Ended	2010		2011 Financing		1st Half Ended
	July 3, 2010	Acquisitions		Transactions		July 3, 2010
	(Amounts in millions, except shares and per share data)

Net sales	$939.9	$100.5	(a)	$—		$1,040.4
Costs and Expenses:
Cost of products sold	690.1	69.9	(b)	—		760.0
Selling, general and administrative expense, net	197.9	22.6	(c)	—		220.5
Amortization of intangible assets	20.6	7.2	(d)	—		27.8

	908.6	99.7		—		1,008.3

Operating earnings	31.3	0.8		—		32.1
Interest expense	(47.0)	(14.2	)(e)	9.4	(g)	(51.8)

(Loss) earnings before (benefit) provision for income taxes	(15.7)	(13.4)		9.4		(19.7)
(Benefit) provision for income taxes	(2.6)	(5.9	)(f)	3.8	(i)	(4.7)

Net (loss) earnings	$(13.1)	$(7.5)		$5.6		$(15.0)

Basic loss per Share	$(0.87)					$(1.00)

Diluted loss per Share	$(0.87)					$(1.00)

Weighted Average Common Shares:
Basic	15,000,000					15,000,000
Diluted	15,000,000					15,000,000

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS PRESENTED

Pro Forma Adjustments related to the 2010 Acquisitions:

		For the Year	For the First
		Ended	Half Ended
		Dec. 31, 2010	July 3, 2010

(a)	Net Sales
	Net sales related to 2010 acquisitions for the period prior to the Company acquiring such entities	$195.3	$100.5

(b)	Cost of products sold
	Cost of products sold related to 2010 acquisitions for the period prior to the Company acquiring such entities	$122.8	$63.0
	Additional amortization of the estimated inventory fair value adjustment recorded in connection with the purchase accounting	7.2	7.2
	Reduction in depreciation expense related to the estimated property, plant and equipment fair value adjustments recorded in connection with the purchase accounting	(0.8)	(0.3)

		$129.2	$69.9

(c)	Selling, general and administrative expense, net (“SG&A”)
	SG&A related to 2010 acquisitions for the period prior to the Company acquiring such entities	$48.1	$22.4
	Eliminate acquisition costs	(7.2)	(0.2)
	Record annual incentive bonuses per purchase and sales agreement	3.4	1.7
	Eliminate royalty payment that was eliminated under terms of the purchase and sales agreement	(2.4)	(1.1)
	Reduction in depreciation expense related to the estimated property, plant and equipment fair value adjustments recorded in connection with the purchase accounting	(0.5)	(0.2)

		$41.4	$22.6

(d)	Amortization of intangible assets
	Amortization of intangible assets related to 2010 acquisitions for the period prior to the Company acquiring such entities	$0.4	$0.2
	Additional estimated amortization expense related to the estimated intangible asset fair value adjustments recorded in connection with the purchase accounting	12.7	7.0

		$13.1	$7.2

(e)	Interest expense
	Interest expense related to 2010 acquisitions for the period prior to the Company acquiring such entities	$(0.1)	$(0.1)
	Additional estimated interest expense related to the November 2010 issuance of the Company’s 10% Notes and additional borrowings under its ABL Facility in conjunction with the acquisition of Ergotron	(25.3)	(14.1)

		$(25.4)	$(14.2)

(f)	Benefit for income taxes
	Record estimated benefit for income taxes related to the above adjustments	$(6.4)	$(5.9)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIODS PRESENTED

Pro Forma Adjustments related to the 2011 Financing Transactions:

		For the Year	For the First	For the First
		Ended	Half Ended	Half Ended
		Dec. 31, 2010	July 2, 2011	July 3, 2010

(g)	Interest Expense
	Reduction in interest expense related to the assumed debt retirement of the Company’s 11% Notes	$82.9	$26.9	$41.4
	Additional estimated interest expense related to the issuance of the Company’s 8.5% Notes	(42.5)	(13.4)	(21.3)
	Additional estimated interest expense related to borrowings under the Company’s Term Loan Facility	(18.3)	(5.7)	(9.2)
	Amortization of deferred financing costs and debt discount associated with the issuance of the Company’s 8.5% Notes and borrowings under the Term Loan Facility	(3.0)	(0.7)	(1.5)

		$19.1	$7.1	$9.4

(h)	Loss from debt retirement
	Eliminate loss from debt retirement	$—	$33.8	$—

(i)	Provision for income taxes
	Record estimated provision for income taxes related to the above adjustments	$7.5	$16.2	$3.8

Selected Consolidated Financial Data

The table below summarizes our selected consolidated financial information as of and for the periods indicated. You should read the following selected consolidated financial data together with our consolidated financial statements and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Liquidity and Capital Resources” and “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” included elsewhere herein. The following selected consolidated financial data should be read in conjunction with our audited and unaudited consolidated financial statements and related notes, Item 13 to this registration statement. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Under fresh-start reporting a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values (“Fresh Start Accounting”). Accordingly, our consolidated financial statements for the reporting entity subsequent to emergence from Chapter 11 bankruptcy proceedings (Successor) are not comparable to our consolidated financial statements for the reporting entity prior to emergence from Chapter 11 bankruptcy proceedings (Predecessor).

As more fully described in the notes to our consolidated financial statements, we have restated our previously issued financial statements to reflect a change in the presentation of the cancellation of Predecessor (as defined) stockholders’ investment (deficit) resulting from the Predecessor’s emergence from Chapter 11 and the application of fresh-start accounting. All applicable financial information in this “Selected Consolidated Financial Data” gives effect to this restatement.

	Successor				Predecessor
					Period from
			For the Year	Period from	Jan. 1, 2009 -
	First Half Ended		Ended	Dec. 20, 2009 -	Dec. 19, 2009	For the Years Ended December 31,
	July 2, 2011	July 3, 2010	Dec. 31, 2010	Dec. 31, 2009	(Restated)	2008	2007	2006
Consolidated Summary of Operations:
Net sales	$1,053.5	$939.9	$1,899.3	$44.0	$1,763.9	$2,269.7	$2,368.2	$2,218.4
Pre-petition reorganization items(1)	—	—	—	—	(22.5)	—	—	—
Goodwill impairment charge(2)	—	—	—	—	(284.0)	(710.0)	—	—
Operating earnings (loss)	22.7	31.3	70.6	(1.2)	(203.4)	(610.0)	185.5	267.0
(Loss) earnings before Gain on Reorganization Items, net	(67.4)	(15.7)	(25.0)	(4.8)	(338.8)	(753.8)	65.5	153.6
Gain on Reorganization Items, net(1)	—	—	—	—	619.1	—	—	—
Net (loss) earnings	(53.0)	(13.1)	(13.4)	(3.4)	195.3	(780.7)	32.4	89.7
(Loss) earnings per share:
Basic(3)	$(3.51)	$(0.87)	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)	$10,800.00	$29,900.00
Diluted(3)	$(3.51)	$(0.87)	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)	$10,800.00	$29,900.00
Financial Position and Other Financial Data:
Unrestricted cash, investments and marketable securities	$41.8	$41.0	$57.7	$89.6	$86.7	$182.2	$53.4	$57.4
Working capital(4)	354.8	290.3	330.5	320.8	323.3	352.7	207.2	211.1
Total assets	2,060.0	1,573.6	1,971.1	1,618.9	1,643.4	1,980.3	2,706.8	2,627.3
Total debt —
Current	37.1	44.2	17.8	49.9	53.8	53.9	96.4	43.3
Long-term	1,193.0	789.8	1,101.8	835.4	835.4	1,545.5	1,349.0	1,362.3
Current ratio(5)	1.8:1	1.8:1	1.9:1	1.9:1	1.9:1	1.8:1	1.4:1	1.4:1
Debt to equity ratio(6)	11.4:1	5.3:1	7.1:1	5.2:1	5.2:1	—	2.3:1	2.5:1
Depreciation and amortization expense, including non-cash interest	53.0	54.5	93.8	6.2	103.2	76.9	70.7	66.5
Capital expenditures	10.6	8.3	19.8	0.5	17.9	25.4	36.4	42.3
Stockholders’ investment (deficit)	107.7	156.3	158.8	170.1	172.0	(219.8)	618.7	563.1

(1)	See Note 2, “Reorganization Under Chapter 11”, and Note 3, “Fresh-Start Accounting (Restated)”, to the consolidated financial statements, Item 13 of this registration statement.

(2)	Non-cash goodwill impairment charges were recognized in consolidated operating loss and net earnings (loss) for the Predecessor Period from January 1, 2009 to December 19, 2009 and the year ended December 31, 2008. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements, Item 13 of this registration statement.

(3)	See Note D, “Loss per Share”, to the unaudited condensed consolidated financial statements and Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements, Item 13 of this registration statement.

(4)	Working capital is computed by subtracting current liabilities from current assets.

(5)	Current ratio is computed by dividing current assets by current liabilities.

(6)	Debt to equity ratio is computed by dividing total debt by total stockholders’ investment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Nortek, Inc. and its wholly-owned subsidiaries are diversified manufacturers of innovative, branded residential and commercial building products, operating within four reporting segments:

•	the Residential Ventilation Products (“RVP”) segment,

•	the Technology Products (“TECH”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment, and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The RVP segment manufactures and sells room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, the residential new construction market and the DIY market. The principal products sold by this segment include kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products.

The TECH segment, formerly known as the Home Technology Products segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment include audio/video distribution and control equipment, security and access control products, and digital display mounting and mobility products.

The R-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment.

The C-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom rooftop cooling and heating products.

Basis of Presentation

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company’s fiscal year always begins on January 1 and ends on December 31. As a result, the Company’s first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The second quarters ended July 2, 2011 (“second quarter of 2011”) and July 3, 2010 (“second quarter of 2010”) each include 91 days. The first six months ended July 2, 2011 (“first half of 2011”) and July 3, 2010 (“first half of 2010”) include 183 days and 184 days, respectively. Operating results for the second quarter and first half of 2011 are not necessarily indicative of the results that may be expected for other interim periods or for the year ending December 31, 2011.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand Nortek, Inc., our operations and our present business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes, Item 13 of this registration statement. Unless the context requires otherwise, the terms “Nortek,” “Company,” “we” and “our” in this MD&A refer to Nortek, Inc. and its wholly-owned subsidiaries.

As more fully described in the notes to our consolidated financial statements, we have restated our previously issued financial statements to reflect a change in the presentation of the cancellation of Predecessor (as defined) stockholders’ investment (deficit) resulting from the Predecessor’s emergence from Chapter 11 and the application of fresh-start accounting. All applicable financial information in this MD&A gives effect to this restatement.

Second Quarter 2011 Financing Transactions

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”) and also entered into a new senior secured term loan with a final maturity in 2017 (the “Term Loan Facility”). Under the Term Loan Facility, the Company borrowed $350.0 million aggregate principal amount at a 5.25% interest rate on April 26, 2011. As discussed further below in “Liquidity and Capital Resources”, the Company principally used the net proceeds from the 8.5% Notes and the Term Loan Facility to repurchase or redeem all of the Company’s 11% Senior Secured Notes due 2013 (the “11% Notes”), which had an outstanding aggregate principal balance of approximately $753.3 million.

Based on the initial interest rate of 5.25% for the Term Loan Facility, the Company expects that its annual cash interest costs will be reduced by approximately $22.0 million as a result of the debt transactions described above. Approximately $82.9 million of annual cash interest related to the 11% Notes was eliminated and replaced by approximately $60.9 million of annual cash interest related to the 8.5% Notes and the Term Loan Facility.

2009 Bankruptcy and Reorganization

On December 17, 2009, we successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009 with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), pursuant to prepackaged plans of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize our capital structure while allowing us to continue to operate our business. The Reorganization was necessary because it was determined that we would be unable to operate our business and meet our debt obligations under our pre-Reorganization capital structure.

As a result of the Reorganization, approximately $1.3 billion of debt was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On December 17, 2009 (the “Effective Date”), we emerged from bankruptcy as a reorganized company with a new capital structure. See “Business — Current Capital Structure”, Item 1 of this registration statement, for a description of our capital structure.

Adoption of Fresh-Start Accounting

On December 19, 2009, in connection with the Reorganization, we adopted fresh-start accounting in accordance with ASC 852. Fresh-start accounting requires all assets and liabilities to be recorded at fair value. As a result of the application of fresh-start accounting, our post-emergence financial results (for all periods ending after December 19, 2009) are presented as the “Successor” or “2009 Successor Period” and our pre-emergence financial results (for all periods ending through December 19, 2009) are presented as the “Predecessor” or “2009 Predecessor Period”. Financial statements prepared under accounting principles generally accepted in the United States do not straddle the Effective Date because, in effect, the Successor represents a new entity. Due to the adoption of fresh-start accounting, the results of the Successor Period are not comparable to Predecessor Periods. For the readers’

convenience, the Successor Period from December 20, 2009 to December 31, 2009 and the Predecessor Period from January 1, 2009 to December 19, 2009 have been combined for certain purposes and are collectively referred to as “2009” for purposes of this MD&A.

In 2009, we recognized a gain of approximately $488.1 million for reorganization items as a result of the bankruptcy proceedings. This gain reflects the cancellation of our pre-petition debt, partially offset by the recognition of certain of our new equity and debt obligations, as well as professional fees incurred as a direct result of the bankruptcy proceedings.

In 2009, we also recognized a net gain of approximately $131.0 million related to the valuation of our assets and liabilities upon emergence from Chapter 11 bankruptcy proceedings.

In addition, we recognized charges of approximately $22.5 million in the 2009 Predecessor Period as a result of the bankruptcy proceedings.

For additional information regarding the bankruptcy proceedings, reorganization items, and fresh-start accounting adjustments see Note 1, “Basis of Presentation”, Note 2, “Reorganization Under Chapter 11 and Current Capital Structure” and Note 3, “Fresh-Start Accounting (Restated)”, to the consolidated financial statements, Item 13 of this registration statement.

Industry Overview

Critical factors affecting our future performance, including our level of sales, profitability and cash flows, are the levels of residential remodeling and replacement activity and new residential and non-residential construction activity. These factors are affected by seasonality and cyclical factors such as interest rates, inflation, consumer spending, employment levels and other macroeconomic factors, over which we have no control. Any decline in economic activity as a result of these or other factors typically results in a decline in residential and non-residential new construction and, to a lesser extent, residential and non-residential remodeling and replacement spending, which would result in a decrease in our sales, profitability and cash flows.

Instability in the credit and financial markets, troubles in the mortgage market, the level of unemployment and the decline in home values have had a negative impact on residential and non-residential new construction activity, consumer disposable income and spending on home remodeling and repair expenditures. These factors have had an adverse effect on our operating results for the last three years.

Changes in key industry activity affecting our businesses in the United States for the second quarter and first half of 2011, the fourth quarter of 2010 and the full years ended 2010, 2009 and 2008 as compared to the prior comparable periods were as follows:

		% Increase (Decrease)
	Source of	2nd Quarter	Ist Half	4th Quarter
	Data	2011	2011	2010	2010	2009	2008

Private residential construction spending	1	(4)%	(5)%	(7)%	(3)%	(30)%	(29)%
Total housing starts	1	(4)%	(5)%	(3)%	6%	(39)%	(33)%
New home sales	1	(7)%	(13)%	(21)%	(14)%	(23)%	(38)%
Existing home sales	2	(13)%	(9)%	(19)%	(5)%	5%	(13)%
Residential improvement spending	1	5%	1%	(5)%	—%	(7)%	(14)%
Central air conditioning and heat pump shipments	3	9%	12%	(4)%	—%	(12)%	(9)%
Private non-residential construction spending	1	(4)%	(5)%	(12)%	(24)%	(15)%	10%
Manufactured housing shipments	1	(12)%	(13)%	(16)%	—%	(39)%	(14)%
Residential fixed investment spending	4	(7)%	(5)%	(6)%	(4)%	(23)%	(24)%

Source of data:

(1)	U.S. Census Bureau

(2)	National Association of Realtors

(3)	Air Conditioning and Refrigeration Institute

(4)	U.S. Bureau of Economic Analysis

In addition, according to the Canada Mortgage and Housing Corporation, Canadian housing starts decreased approximately 5% in the second quarter and first half of 2011 as compared to the second quarter and first half of 2010, increased approximately 1% in the fourth quarter of 2010 as compared to the fourth quarter of 2009, increased approximately 27% for the full year of 2010 as compared to the full year of 2009, decreased approximately 29% for the full year of 2009 as compared to the full year of 2008 and decreased approximately 8% for the full year of 2008 as compared to the full year of 2007.

In 2010 approximately 50% of consolidated net sales were made through distributors, wholesalers and similar channels, approximately 19% were to commercial HVAC markets, approximately 16% were to retailers (of which approximately 10% were sold to the four largest home center retailers), approximately 10% were private label sales and approximately 5% were to manufactured housing original equipment manufacturers and aftermarket dealers.

Our HVAC business serving the commercial construction market was approximately 19% and 22% of consolidated net sales for 2010 and 2009, respectively, versus approximately 23% of consolidated net sales in 2008. The decrease in the commercial HVAC business in 2010 is due, in part, to a decrease in sales volume of air handlers at certain U.S. subsidiaries.

During 2008, and continuing into 2009, we instituted cost reduction measures by implementing initiatives to significantly reduce discretionary spending and achieve reductions in workforce across all of our businesses given the rapidly changing and challenging economic environment. As a result of these initiatives, we reduced expense levels by approximately $75.7 million during 2009 as compared to 2008. Our total selling, general and administrative expense, net (“SG&A”) was approximately $86.9 million lower, approximately $43.2 million of which was the result of these cost reduction measures, for 2009 over 2008. Overhead expense, including freight costs, charged to cost of products sold was approximately $80.1 million lower, approximately $32.5 million of which was the result of these cost reduction measures, for 2009 over 2008. These lower expense levels reflect both reductions in spending levels and lower expenses, in part, as a result of a decline in sales volume.

The demand for certain of our products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during winter months usually reduces the level of building and remodeling activity in both home improvement and new construction markets, thereby reducing our sales levels during the first and fourth quarters.

We are subject to the effects of changing prices and the impact of inflation which could have a significant adverse effect on our results of operations. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of our products to offset the inflationary pressures that may increase costs in the future. During the second quarter and first half of 2011, we experienced higher material costs as a percentage of net sales as compared to the same periods of 2010 related primarily to changes in product mix, higher prices related to the purchase of steel and purchased components, such as motors, compressors and packaging, as well as from lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first half of 2011. We anticipate that commodity prices, including those relating to the purchase of copper and steel, for the second half of 2011 will increase as compared to the first half of 2011. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

During the first half of 2011, we experienced increased freight costs as compared to the comparable period of 2010 primarily due to worldwide increased fuel costs. These increases were partially offset by a decrease in ocean freight costs in the second quarter of 2011 due to overcapacity in the ocean market.

Continued strategic sourcing initiatives and other cost reduction measures help mitigate fluctuations in freight costs.

During the past three years, the following have been our major purchases, expressed as a percentage of consolidated net sales, of raw materials and purchased components:

	For the Year Ended
	December 31,
	2010	2009	2008

Steel	5%	5%	6%
Motors	5%	5%	4%
Compressors	4%	3%	3%
Copper	2%	2%	3%
Electrical	2%	2%	2%
Packaging	2%	2%	1%
Plastics	1%	1%	1%
Aluminum	1%	1%	1%
Fans & Blowers	1%	1%	1%

Outlook

Our outlook for the remainder of 2011 is for the housing markets to remain weak. Continued low consumer confidence, high unemployment levels and a continued high level of foreclosures are expected to continue to depress the housing markets. The non-residential market, which slowed in 2010, is expected to remain weak throughout 2011. These continued depressed market conditions, together with commodity cost pressures, continue to challenge our 2011 performance.

We are looking at our business with a long-term view and a continued focus on our low-cost country sourcing strategy and cost reduction initiatives. Balance sheet management is an extremely important priority for all of our businesses in order to maximize cash flow from operating activities. During this challenging environment, we will fund necessary capital investments that will improve our business operations. In 2010, we spent approximately $19.8 million on capital expenditures. In 2011, we expect to spend between approximately $20.0 million and $25.0 million on capital expenditures, of which approximately $10.6 million was spent during the first half 2011.

Acquisitions

We have made the following acquisitions since January 1, 2010:

Reporting
Segment	Acquired Company	Acquisition Date	Primary Business of Acquired Company

TECH	Skycam, LLC (“Luxor”)	July 6, 2010	Distribution and sale of security cameras and digital video recorders via the Internet.
TECH	Ergotron, Inc.	December 17, 2010*	Design, manufacture and sale of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world.
TECH	TV One Broadcast Sales Corporation; Barcom (UK) Holdings Limited; and Barcom Asia Holdings, LLC	April 28, 2011	Design, manufacture, and sale of a complete range of video signal processing products for the professional audio/video and broadcast markets.

*	We selected December 31, 2010 as the date to record the acquisition of Ergotron, Inc. as the effect of using December 31, 2010, instead of December 17, 2010, was not material to our financial condition or results of operations for fiscal 2010. Accordingly, the accompanying consolidated statement of operations for the year ended December 31, 2010 does not include any activity related to Ergotron, Inc. for the period from December 18, 2010 to December 31, 2010.

Critical Accounting Policies

This MD&A is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Certain of our accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based upon our historical experience, current trends and other information available, as appropriate. If actual conditions are different from those assumptions used in our judgments, actual results could be materially different from our estimates. Our critical accounting policies are discussed below.

Revenue Recognition, Accounts Receivable and Related Expenses

We recognize sales based upon shipment of products to customers and have procedures in place at each of our subsidiaries to ensure that an accurate cut-off is obtained for each reporting period.

Allowances for cash discounts, volume rebates, other customer incentive programs and gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed to with our various customers, which are typically earned by the customer over an annual period. We record periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period, and the contractual provisions of the customer agreements. For calendar year customer agreements, we are able to adjust our periodic estimates to actual amounts as of December 31 each year based upon the contractual provisions of the customer agreements. For those customers who have agreements that are not on a calendar year cycle, we record estimates at December 31 consistent with the above described methodology. Customers are generally not required to provide collateral for purchases. As a result, at the end of any given reporting period, the amounts recorded for these allowances are based upon estimates of the likely outcome of future sales with the applicable customers and may require adjustment in the future if the actual outcome differs. We believe that our procedures for estimating such amounts are reasonable.

Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. We generally estimate customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return, while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction. We believe that our procedures for estimating such amounts are reasonable.

Provisions for the estimated allowance for doubtful accounts are recorded in SG&A. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that might impact the historical analysis such as changes in economic conditions, past due and nonperforming accounts, bankruptcies or other events affecting particular customers. We also periodically evaluate the adequacy of our allowance for doubtful accounts recorded in our consolidated balance sheet as a further test to ensure the adequacy of the recorded provisions. The analysis for allowance for doubtful accounts often involves subjective analysis of a particular customer’s ability to pay. As a result, significant judgment is required in determining the appropriate amounts to record and such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable.

Inventory Valuation

We value inventories at the lower of the cost or market with approximately 31% of our inventory at December 31, 2010 valued using the last-in, first-out (“LIFO”) method and the remainder valued using the first-in, first-out (“FIFO”) method. On December 19, 2009, inventories were adjusted to their fair value in connection with the application of fresh-start accounting (see Note 3, “Fresh-Start Accounting (Restated)”, and Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement). In connection with both LIFO and FIFO inventories, we record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold. We believe that our procedures for estimating such amounts are reasonable.

Income Taxes

We account for income taxes using the liability method in accordance with ASC Topic 740, “Income Taxes” (“ASC 740”), which requires that the deferred tax consequences of temporary differences between the amounts recorded in our consolidated financial statements and the amounts included in our federal, state and foreign income tax returns to be recognized in the balance sheet. As we generally do not file our income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual tax returns are filed for that fiscal year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that we and our subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards and valuation allowances required, if any, for tax assets that may not be realizable in the future. We require each of our subsidiaries to submit year-end tax information packages as part of the year-end financial statement closing process so that the information used to estimate the deferred tax accounts at December 31 is reasonably consistent with the amounts expected to be included in the filed tax returns. ASC 740 requires balance sheet classification of current and long-term deferred income tax assets and liabilities based upon the classification of the underlying asset or liability that gives rise to a temporary difference. As such, we have historically had prepaid income tax assets due principally to the unfavorable tax consequences of recording expenses for required book reserves for such things as, among others, bad debts, inventory valuation, insurance, product liability and warranty that cannot be deducted for income tax purposes until such expenses are actually paid. We believe the procedures and estimates used in our accounting for income taxes are reasonable and in accordance with established tax law. The income tax estimates used have historically not resulted in material adjustments to income tax expense in subsequent periods when the estimates are adjusted to the actual filed tax return amounts, although there may be reclassifications between the current and long-term portion of the deferred tax accounts.

In connection with the filing of our U.S. federal tax return for the period ended December 17, 2009 in the third quarter of 2010, we made an election to capitalize for tax purposes research and development costs. This election resulted in the creation of a deferred tax asset that will be amortized over a 10 year period. As a result of this election, we recorded a deferred tax benefit of approximately $10.9 million, including a state tax benefit of approximately $1.0 million, in 2010.

Goodwill and Other Long-Lived Assets

Evaluation of Goodwill Impairment

Our accounting for acquired goodwill and intangible assets requires considerable judgment in the valuation of acquired goodwill and other long-lived assets, and the ongoing evaluation of goodwill and other long-lived assets impairment. Goodwill and intangible assets determined to have indefinite useful lives are not amortized. Instead, these assets are evaluated for impairment on an annual basis, or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value, including a significant adverse change in the business climate, among others. We have set the annual evaluation date as of the first day of our fiscal fourth quarter. The reporting units evaluated for goodwill impairment have been determined to be the same as our operating segments and include RVP, TECH, R-HVAC and C-HVAC. Subsequent to December 17, 2009, only the RVP and TECH reporting units have goodwill and therefore are the only reporting units that currently are required to be evaluated for goodwill impairment.

We utilize a combination of a discounted cash flow (“DCF”) approach and an earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple approach in order to value our reporting units required to be tested for impairment. The DCF approach requires that we forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital (“WACC”) that is derived, in part, from comparable companies within similar industries. The DCF calculations also include a terminal value calculation that is based upon an expected long-term growth rate for the applicable reporting unit. The EBITDA multiple approach requires that we estimate certain valuation multiples of EBITDA derived from comparable companies and apply those derived EBITDA multiples to the applicable reporting unit EBITDA for the selected EBITDA measurement periods. We then evaluate what we believe to be the appropriate weighted average of the DCF approach and the EBITDA multiple approach in order to arrive at our valuation conclusion.

The key assumptions used in order to determine the appropriate WACC rates for the DCF approach for each reporting unit (only RVP and TECH for 2010) are as follows:

•	A risk free rate based on the 20-year Treasury bond yield.

•	A market risk premium based on our assessment of the additional risk associated with equity investment that is determined, in part, through the use of published historical equity risk studies as adjusted for the business risk index for each reporting unit. The business risk index is derived from comparable companies and measures the estimated stock price volatility. We used an overall equity risk premium of 6% for all reporting units and periods discussed below, which was then adjusted by multiplying the applicable reporting unit business risk index to arrive at the market risk premium. As such, changes in the market risk premium between periods reflect changes in the business risk index for the reporting units.

•	Comparable company and market interest rate information is used to determine the cost of debt and the appropriate long-term capital structure in order to weight the cost of debt and the cost of equity into an overall WACC.

•	A size risk premium based on the value of the reporting unit that is determined through the use of published historical size risk premia data.

•	A specific risk premium for the cost of equity, as necessary, which factors in overall economic and stock market volatility conditions at the time the WACC is estimated. We used a 2% specific risk premium for all reporting units and periods discussed below.

We perform the following analyses, if necessary, on an interim basis in order to determine if events or circumstances have changed such that it is more likely than not that the fair value of any of our applicable reporting units are below the respective carrying amounts:

•	We review public information from competitors and other industry information to determine if there are any significant adverse trends in the competitors’ businesses, such as significant declines in market capitalization or significant goodwill impairment charges that could be an indication that the goodwill of our reporting units is potentially impaired.

•	We review and update, if necessary, our long-term 5-year financial projections and compare the amounts to the prior long-term 5-year projections to determine if there has been a significant adverse change that could materially lower our prior valuation conclusions for any of the reporting units under both the DCF approach and EBITDA multiple approach.

•	We update our analyses of the WACC rates for each reporting unit in order to determine if there have been any significant increases in the rates, which could materially lower our prior valuation conclusions for any of the reporting units under the DCF approach.

•	We update our analyses of comparable company EBITDA multiples in order to determine if there have been any significant decreases in the multiples, which could materially lower our prior valuation conclusions for any of the reporting units under the EBITDA multiple approach.

•	We determine the current carrying value for each reporting unit as of the end of the quarter and compare it to the prior quarter amount in order to determine if there has been any significant increase that could impact our prior goodwill impairment assessments.

•	We also, as necessary, run pro forma models substituting the new assumption information derived from the above analyses to determine the impact that such assumption changes would have had on the prior valuations. These pro forma calculations assist us in determining whether or not the new valuation assumption information would have resulted in a significant decrease in the fair value of any of the reporting units.

Based on these analyses, we would make a final determination for any applicable reporting unit with goodwill as to whether or not an interim “Step 1 Test” is required for any interim period under ASC Topic 350, “Goodwill and Other” (“ASC 350”). The Step 1 Test compares the estimated fair value of each reporting unit to its carrying value. If the estimated fair value is lower than the carrying value, there is an indication of goodwill impairment and a “Step 2 Test” is required. If the estimated fair value of the reporting unit exceeds the carrying value, no further goodwill impairment testing is required.

October 3, 2010 Annual Impairment Test

The Company performed its annual tests of goodwill impairment as of the first day of the fourth quarter of 2010, or October 3, 2010, utilizing the same approaches as described previously. The Company believes that its procedures performed and estimates used to determine the fair value of the reporting units as of October 3, 2010 were reasonable and consistent with market conditions at the time of estimation. The results of the Step 1 Tests performed as of October 3, 2010 indicated that the fair value of the RVP and TECH reporting units exceeded its carrying value and, as such, no additional goodwill impairment analysis was required.

For the 2010 annual impairment test for RVP and TECH, the Company used a similar valuation approach as we used to determine the fair values of the reporting units in connection with fresh-start accounting. The adoption of fresh-start accounting in 2009 resulted in a significant reduction in goodwill for RVP and the elimination of all remaining goodwill for TECH, R-HVAC and C-HVAC. Prior to October 3, 2010, the Company acquired SkyCam LLC on July 6, 2010, which resulted in the recognition of $7.3 million of goodwill that was included in our annual goodwill impairment testing. The Ergotron acquisition, which resulted in estimated goodwill of approximately $130.0 million, occurred subsequent to the annual impairment testing and therefore was not required to be included in the annual test. We determined that there were no indicators of impairment as of December 31, 2010, therefore no interim impairment testing was required for the RVP or TECH reporting units.

For the 2010 annual impairment test for RVP, we used a weighted average of 50% of the DCF approach and 50% for the EBITDA approach, which we determined to be the most representative allocation for the measurement of the long-term fair value. The RVP valuation as of October 3, 2010 assumed a taxable transaction with a WACC of 12.5% and EBITDA multiples in the range of 6.5x to 7.5x for the selected measurement periods of 2009, latest twelve months through October 3, 2010 and forecasted 2010. The fair value of RVP was lower by 1.5% as compared to the fresh-start accounting valuation for RVP as the net impact of the valuation assumption changes was not material.

For the 2010 annual impairment test for TECH, we used a weighted average of 50% of the DCF approach and 50% for the EBITDA approach, which we determined to be the most representative allocation for the measurement of the long-term fair value. The TECH valuation as of October 3, 2010, assumed a taxable transaction with a WACC of 12.9% and EBITDA multiples in the range of 7.5x to 9.0x for the selected measurement periods of 2009, latest twelve months through October 3, 2010 and forecasted 2010. The fair value of TECH was higher by 17.8% as compared to the fresh-start accounting valuation for TECH, principally due to improved actual EBITDA and forecasted cash flows as compared to the fresh-start reporting valuation.

We believe that our assumptions used to determine the fair value of RVP and TECH as of October 3, 2010 were reasonable. As discussed above, if different assumptions were used, particularly with respect to estimating future cash flows, weighted average costs of capital and terminal growth rates, different estimates of fair value may have resulted. The Company estimates that the fair value of RVP and TECH would have needed to be reduced by approximately 31.5% and 16.9%, respectively, to reduce the estimated fair value to an amount below the carrying value for RVP and TECH, respectively.

July 4, 2009 Interim Impairment Test and TECH Goodwill Charge

In connection with our July 4, 2009 quarterly analyses, we determined that interim Step 1 Testing was required for each of the reporting units, primarily due to reductions in the long-term 5-year forecasts for each reporting unit as discussed further below. The results of our interim Step 1 Testing as of July 4, 2009 indicated that there was potential impairment at our TECH reporting unit and, in accordance with ASC 350, we recorded an estimated $250.0 million goodwill impairment charge for the TECH reporting unit as of July 4, 2009 based on our interim Step 2 analysis (see below for further discussion).

We used a combination of a DCF approach weighted at 70% and an EBITDA multiple approach weighted at 30% in order to determine the estimated fair values under Step 1 Testing, which was consistent with the historical valuation approach that we have used in prior years as updated to reflect what we believed to be the most appropriate weighting to the DCF approach and EBITDA multiple approach.

The following is a summary of the WACC rates by reporting unit used for the DCF approach as of July 4, 2009 and December 31, 2008.

Reporting Unit	7/4/2009	12/31/2008

RVP	11.8%	12.0%
TECH	12.4	12.8
R-HVAC	17.2	18.0
C-HVAC	17.2	18.0

The reduction in the RVP and TECH WACC rates from December 31, 2008 to July 4, 2009 was principally due to a 0.3% reduction in the risk free rate assumption. The reduction in the R-HVAC and C-HVAC WACC rates from December 31, 2008 to July 4, 2009 was principally due to a 0.6% reduction in the market risk premium as a result of a lower business risk index and the 0.3% reduction in the risk free rate assumption. The principal differences between the RVP and TECH WACC rates and the R-HVAC and C-HVAC rates were higher size risk premiums for R-HVAC and C-HVAC due to their smaller size and a higher equity component to the long-term capital structure.

For the EBITDA multiple approach, we performed a comparable company analysis and determined that an EBITDA multiple of 7x was appropriate to use for each of the reporting units for both the 2009 forecast and 2010 forecast measurement periods (see below for EBITDA multiples used at December 31, 2008).

As indicated above, the results of the Step 1 Tests performed as of July 4, 2009 indicated that the carrying value of the TECH reporting unit exceeded the estimated fair value determined by us and, as such, a Step 2 Test was required for this reporting unit (see below for further discussion). The estimated fair values of the RVP, R-HVAC and C-HVAC reporting units exceeded the carrying values so no further impairment analysis was required for these reporting units as of July 4, 2009.

We believe that our assumptions used to determine the fair values as of July 4, 2009 for our reporting units were reasonable. As discussed above, if different assumptions were to be used, particularly with respect to estimating future cash flows, the weighted average costs of capital, terminal growth rates, estimated

EBITDA and selected EBITDA multiples, different estimates of fair value may result and there could have been the potential that an additional impairment charge could have resulted.

The preliminary Step 2 Test for TECH for the second quarter of 2009 required us to measure the potential impairment loss by allocating the estimated fair value of the TECH reporting unit, as determined in Step 1, to TECH’s assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the Step 2 Test for TECH under ASC 350 required us to perform a theoretical purchase price allocation for TECH to determine the implied fair value of goodwill as of the evaluation date. Due to the complexity of the analysis required to complete the Step 2 Tests, and the timing of our determination of the goodwill impairment, we had not finalized our Step 2 Tests at the end of the second and third quarters of 2009. In accordance with the guidance in ASC 350, we completed a preliminary assessment of the expected impact of the Step 2 Tests using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge in the second quarter of 2009 of approximately $250.0 million for TECH.

During the fourth quarter of 2009, we completed our Step 2 Testing under ASC 350 for the TECH reporting unit by performing the following procedures, among others:

•	Finalized the detailed appraisals used to determine the estimated fair value of intangible assets, real estate and machinery and equipment in accordance with methodologies for valuing assets under ASC Topic 805, “Business Combinations” (“ASC 805”).

•	Finalized the analysis to determine the estimated fair value adjustment required for inventory.

•	Finalized the deferred tax analysis, which included determining the deferred tax consequences of the theoretical purchase price adjustments required by the Step 2 Test.

We believe that the procedures performed and estimates used in the theoretical purchase price allocation for TECH required for Step 2 Testing under ASC 350 were reasonable and in accordance with the guidelines for acquisition accounting included in ASC 805 to determine the theoretical fair value of the assets and liabilities of the TECH reporting unit used in the Step 2 Testing.

As a result of the completion of the Step 2 Testing, we recorded a final goodwill impairment charge for the TECH reporting unit as of July 4, 2009 of approximately $284.0 million. This represented an increase in the goodwill impairment charge of approximately $34.0 million, which was recorded in the Predecessor period from October 4, 2009 to December 19, 2009. The primary reasons for the change from the preliminary goodwill impairment charge recorded in the second quarter of 2009 were changes in the theoretical valuation of intangible assets from the initial estimate used, net of the related deferred tax impact.

October 4, 2009 Annual Impairment Test

Our long-term 5-year forecast prepared in the second quarter of 2009 included the following macroeconomic assumptions, among others:

•	A continued downward outlook for 2009 due to (i) tepid demand from homebuilders, (ii) a challenging environment for existing home sales and (iii) decreased discretionary spending by consumers and businesses.

•	We expected U.S. housing starts, which is a key driver of demand for our products, to bottom out in 2009 and achieve growth beginning in 2010 and continue through the forecast period.

•	We expected residential fixed investment to resume growth in 2010 and expected non-residential construction to decline in 2010, increase in 2011 and continue to increase through the forecast period.

Although we experienced some improvement in EBITDA for 2009 over the amounts forecasted in the second quarter of 2009 due to cost control measures that we put in place, we determined that no significant changes were necessary to the long-term cash flow forecasts that we prepared in the second quarter of 2009 in connection with the cash flow forecasts used for our annual goodwill impairment test.

As a result of our bankruptcy reorganization and the related tax consequences, we determined during our annual impairment testing that the most likely disposal of the reporting units would be in a taxable versus non-taxable transaction scenario, which represented a change from prior valuations where non-taxable transactions were assumed. The taxable transaction scenario required that we include in the DCF approach valuation the fair value of the estimated additional tax benefit that would be derived from the buyer having a taxable basis in the assets in the assumed transaction scenario under ASC 350.

For the 2009 annual impairment test, we used a weighted average of 50% of the DCF approach and 50% for the EBITDA multiple approach, which we determined to be the most representative allocation for the measurement of the long-term fair value of the reporting units. Prior to October 4, 2009, we had used a weighted average of 70% of the DCF approach and 30% of the EBITDA multiple approach. The adjustment to the allocation percentages used reflected our belief that there was still significant risk in the overall worldwide economy that could impact the future projections used in the DCF approach and therefore increasing the allocation to the EBITDA multiple approach provided better balance to the shorter-term valuation conclusions under the EBITDA multiple approach and the longer-term valuation conclusions under the DCF approach.

The following is a summary of the WACC rates by reporting unit used for the DCF Approach as of October 4, 2009 and December 31, 2008.

Reporting Unit	10/4/2009	12/31/2008

RVP	12.1%	12.0%
TECH	12.2	12.8
R-HVAC	16.9	18.0
C-HVAC	16.9	18.0

The increase in the RVP WACC rate from December 31, 2008 to October 4, 2009 was principally due to the fact that the 0.6% reduction in the risk free rate assumption was more than offset by changes in other assumptions. The reduction in the TECH WACC rate from December 31, 2008 to October 4, 2009 was principally due to a 0.6% reduction in the risk free rate assumption. The reduction in the R-HVAC and C-HVAC WACC rates from December 31, 2008 to October 4, 2009 was principally due to a 0.6% reduction in the market risk premium as a result of a lower business risk index and the 0.6% reduction in the risk free rate assumption. The principal differences between the RVP and TECH WACC rates and the R-HVAC and C-HVAC rates were higher size risk premiums for R-HVAC and C-HVAC due to their smaller size and a higher equity component to the long-term capital structure.

The combined impact of the change in the taxable versus non-taxable transaction scenario assumption, the WACC rates used, and the change in the long-term forecasts as of October 4, 2009 resulted in an approximate 14.1% increase in the DCF approach valuation for RVP from the December 31, 2008 valuation and decreases of approximately 45.4%, 3.9% and 27.9% in the DCF approach valuations for TECH, R-HVAC and C-HVAC, respectively, from the December 31, 2008 valuations. We believe that the assumptions used to determine the fair value for the respective reporting units under the DCF approach were reasonable. If different assumptions were used, particularly with respect to estimating future cash flows, weighted average costs of capital and terminal growth rates, different estimates of fair value may have resulted and there could have been the potential that an impairment charge could have resulted for RVP, R-HVAC and C-HVAC and an additional impairment charge may have been required for the TECH reporting unit.

For the EBITDA multiple approach, we reviewed comparable company information to determine EBITDA multiples and concluded that the following EBITDA multiples for each reporting unit were appropriate for the forecasted EBITDA measurement periods at October 4, 2009 and December 31, 2008:

	At October 4, 2009				At December 31, 2008
Reporting Unit	2009		2010		2008		2009

RVP	8.0	x	7.0	x	6.5	x	6.5	x
TECH	8.0	x	8.0	x	8.0	x	8.0	x
R-HVAC	6.5	x	5.0	x	6.0	x	4.5	x
C-HVAC	4.0	x	5.0	x	5.0	x	5.5	x

At October 4, 2009, the valuations using forecasted 2009 and 2010 EBITDA were weighted equally in arriving at our overall EBITDA multiple valuation conclusions that comprise 50% of the total valuation weighting. As indicated above, the EBITDA multiple valuations as compared to the prior valuations as of December 31, 2008 were also impacted by changes in the forecasted EBITDA amounts for the selected periods. The combined impact of the change in the EBITDA multiples used and the change in the EBITDA forecasts at October 4, 2009 resulted in decreases of approximately 47.7% and 21.5% in the EBITDA multiple approach valuations for TECH and C-HVAC, respectively, from the December 31, 2008 valuations and increases of approximately 5.4% and 7.0% in the EBITDA multiple approach valuations for RVP and R-HVAC, respectively, from the December 31, 2008 valuations. We believe that the assumptions used to determine the fair value for the respective reporting units under the EBITDA multiple approach were reasonable. If different assumptions were used, particularly with respect to estimating future EBITDA and selected EBITDA multiples, different estimates of fair value may have resulted and there may have been the potential that an impairment charge could have resulted for RVP, R-HVAC and C-HVAC and an additional impairment charge may have been required for the TECH reporting unit.

On an overall weighted basis consisting of a 50% DCF approach and a 50% EBITDA multiple approach, the estimated fair value at October 4, 2009 increased by 8.1% for RVP and decreased by 47.5%, 2.9% and 23.8% for TECH, R-HVAC and C-HVAC, respectively, from the estimated fair value as of December 31, 2008. The significant reduction in the TECH reporting unit was consistent with our second quarter 2009 analysis discussed above, which resulted in a $284.0 million goodwill impairment charge in 2009.

The results of the Step 1 Tests performed as of October 4, 2009 for our annual impairment test indicated that the estimated fair values of the reporting units exceeded the carrying values so no further impairment analysis was required.

We believe that our assumptions used to determine the fair values as of October 4, 2009 for our reporting units were reasonable. As discussed above, if different assumptions were to be used, particularly with respect to estimating future cash flows, the weighted average costs of capital, terminal growth rates, estimated EBITDA and selected EBITDA multiples, different estimates of fair value may have resulted and an impairment charge could have resulted. We estimated that as of October 4, 2009 the fair value estimates, including the impact of the assumed long-term growth rates, for RVP, TECH, R-HVAC and C-HVAC would have needed to be reduced by 25.3%, 22.2%, 12.0% and 5.5%, respectively, before we would have been required to perform additional impairment analyses for these reporting units as those decreases would have reduced the estimated fair value to an amount below the carrying value for these reporting units.

Fiscal 2008 Goodwill Impairment Charge

We also incurred a goodwill impairment charge during 2008 of approximately $710.0 million, which consisted of approximately $444.0 million for the RVP reporting unit, approximately $77.0 million for the TECH reporting unit, and approximately $189.0 million for the R-HVAC reporting unit. The principal driver of the need for these impairment charges in 2008 was reductions in the cash flow forecasts that resulted in significantly lower fair value estimates for RVP, TECH and R-HVAC from prior valuations. The reduced cash flow forecasts for 2008 reflected our estimate of the impact of the worldwide economic downturn at that time but the assumed impact of the downturn in the prior forecasts was less severe than was actually the case in the first half of 2009 and we had believed that the economic turnaround would begin to occur in the second half of 2009. The severity of the downturn, and our belief at the time that the economic recovery would not begin until 2010, particularly impacted the TECH reporting unit and resulted in the need for a further impairment charge in 2009.

Impact of Fresh-start Accounting

Refer to Note 3, “Fresh-Start Accounting (Restated),” and Note 4, “Summary of Significant Accounting Policies,” to the consolidated financial statements, Item 13 to this registration statement, for a discussion and analysis of the impact that fresh-start accounting had on the recorded amount of goodwill subsequent to our emergence from bankruptcy.

Although we believe that the forecast and valuation assumptions used were reasonable, the worldwide economic situation remains highly volatile and if the downturn persists or the recovery is slower than anticipated then we may be required to take additional goodwill impairment charges in the future. Accordingly, there can be no assurance that our future forecasted operating results will be achieved or that future goodwill impairment charges will not need to be recorded even after the significant reduction in goodwill that resulted from the adoption of fresh-start accounting subsequent to the Effective Date.

Evaluation of the Realizability of Long-lived Assets other than Goodwill

In accordance with ASC Topic 360, “Property, Plant and Equipment” (“ASC 360”), we evaluate the realizability of long-lived assets, which primarily consists of property and equipment and definite lived intangible assets (the “ASC 360 Long-Lived Assets”), when events or business conditions warrant it, as well as, whenever an interim goodwill impairment test is required under ASC 350, based on expectations of nondiscounted future cash flows for each subsidiary. ASC 350 requires that the ASC 360 impairment test be completed and any ASC 360 impairment be recorded prior to the goodwill impairment test. As a result of our conclusion that an interim goodwill impairment test was required during the second quarter of 2009, we performed an interim test for the impairment of long-lived assets under ASC 360 in the second quarter of 2009 and determined that there were no impairment indicators under ASC 360. We also completed an ASC 360 evaluation as of December 19, 2009, prior to our emergence from bankruptcy and the adoption of fresh-start accounting. As a result, we recorded an approximate $1.2 million intangible asset impairment for a foreign subsidiary in the TECH segment in selling, general and administrative, net in the accompanying statement of operations. We determined that there were no other significant impairments under ASC 360.

The evaluation of the impairment of long-lived assets, other than goodwill, was based on expectations of non-discounted future cash flows compared to the carrying value of the long-lived asset groups in accordance with ASC 360. If the sum of the expected non-discounted future cash flows was less than the carrying amount of the ASC 360 Long-Lived Assets, we would recognize an impairment loss. Our cash flow estimates were based upon historical cash flows, as well as future projected cash flows received from subsidiary management in connection with our annual company-wide planning process and interim forecasting, and, if appropriate, included a terminal valuation for the applicable subsidiary based upon an EBITDA multiple. We estimated the EBITDA multiple by reviewing comparable company information and other industry data. We believe that our procedures for estimating gross future cash flows, including the terminal valuation, were reasonable and consistent with current market conditions for each of the dates when impairment testing was performed.

Pensions and Post Retirement Health Benefits

Our accounting for pensions, including supplemental executive retirement plans and post retirement health benefit liabilities, requires estimates of such items as the long-term average return on plan assets, the discount rate, the rate of compensation increase and the assumed medical cost inflation rate. We utilize long-term investment-grade bond yields as the basis for selecting a discount rate by which plan obligations are measured. An analysis of projected cash flows for each plan is performed in order to determine plan-specific duration. Discount rates are selected based on high quality corporate bond yields of similar durations. These estimates require a significant amount of judgment as items such as stock market fluctuations, changes in interest rates, plan amendments, and curtailments can have a significant impact on the assumptions used and, therefore, on the ultimate final actuarial determinations for a particular year. We believe the procedures and estimates used in our accounting for pensions and post retirement health benefits are reasonable and consistent with acceptable actuarial practices in accordance with U.S. generally accepted accounting principles.

Warranty

We sell a number of products and offer a number of warranties including in some instances extended warranties for which we receive proceeds. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. We estimate the costs that may be incurred under our warranties, with the exception of extended warranties, and record a liability for such costs at the time of sale. Deferred revenue from extended warranties is recorded at the estimated fair value and is amortized over the life of the warranty and reviewed to ensure that the amount recorded is equal to or greater than estimated future costs. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim, and new product introduction. We periodically assess the adequacy of our recorded reserves for warranty claims and adjust the amounts as necessary. Warranty claims can extend far into the future. As a result, significant judgment is required in determining the appropriate amounts to record and such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable.

Insurance Liabilities, including Product Liability

We record insurance liabilities and related expenses for health, workers compensation, product and general liability losses, and other insurance reserves and expenses in accordance with either the contractual terms of our policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent payments are expected to be made in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims, and incurred but not reported claims as of the reporting date. We consider historical trends when determining the appropriate insurance reserves to record. In certain cases where partial insurance coverage exists, we must estimate the portion of the liability that will be covered by existing insurance policies to arrive at our net expected liability. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, in the accompanying consolidated balance sheet as of July 2, 2011 and December 31, 2010. These recoveries are estimated based on the contractual arrangements with vendors and other third parties and historical trends. Prior to 2010, these amounts, which we have determined to be immaterial to the accompanying December 31, 2009 consolidated balance sheet, were recorded as a reduction of the estimated liabilities. We believe that our procedures for estimating such amounts are reasonable.

Contingencies

We are subject to contingencies, including legal proceedings and claims arising out of our business that cover a wide range of matters including, among others, environmental matters, contract and employment claims, worker compensations claims, product liability, warranty and modification, adjustment or replacement of component parts of units sold, and product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned.

We provide accruals for direct costs, including legal costs, associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued have been estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. Legal costs for other than probable contingencies are expensed when services are performed.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, we believe that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies, or changes out of our control. See Note 11, “Commitments and Contingencies”, to the consolidated financial statements, Item 13 of this registration statement.

Results of Operations for the second quarter and first half ended July 2, 2011 and July 3, 2010

The following table presents the financial information for our reporting segments for the second quarter of 2011 and 2010:

	For the Second Quarter of		Net Change
	2011	2010	$	%
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$150.6	$154.1	$(3.5)	(2.3)%
Technology products	180.6	115.5	65.1	56.4
Residential HVAC products	125.2	145.4	(20.2)	(13.9)
Commercial HVAC products	108.5	94.0	14.5	15.4

Consolidated net sales	$564.9	$509.0	$55.9	11.0%

Operating earnings (loss):
Residential ventilation products	$8.6	$14.5	$(5.9)	(40.7)%
Technology products	19.0	3.9	15.1	*
Residential HVAC products	5.6	13.0	(7.4)	(56.9)
Commercial HVAC products	2.4	2.5	(0.1)	(4.0)

Subtotal	35.6	33.9	1.7	5.0
Executive retirement	(8.5)	—	(8.5)	*
Unallocated, net	(6.3)	(6.8)	0.5	7.4

Consolidated operating earnings	$20.8	$27.1	$(6.3)	(23.2)%

Depreciation and amortization expense:
Residential ventilation products	$7.2	$8.4	$(1.2)	(14.3)%
Technology products	7.6	5.6	2.0	35.7
Residential HVAC products	3.1	4.0	(0.9)	(22.5)
Commercial HVAC products	3.0	4.8	(1.8)	(37.5)
Unallocated	—	—	—	*

Consolidated depreciation and amortization expense	$20.9	$22.8	$(1.9)	(8.3)%

Operating earnings (loss) margin:
Residential ventilation products	5.7%	9.4%
Technology products	10.5	3.4
Residential HVAC products	4.5	8.9
Commercial HVAC products	2.2	2.7
Consolidated	3.7%	5.3%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products	4.8%	5.5%
Technology products	4.2	4.8
Residential HVAC products	2.5	2.8
Commercial HVAC products	2.8	5.1
Consolidated	3.7%	4.5%

*	not meaningful or not applicable

The following table presents the financial information for our reporting segments for the first half of 2011 and 2010:

	For the First Half of		Net Change
	2011	2010	$	%
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$301.4	$307.1	$(5.7)	(1.9)%
Technology products	337.9	209.7	128.2	61.1
Residential HVAC products	208.7	242.3	(33.6)	(13.9)
Commercial HVAC products	205.5	180.8	24.7	13.7

Consolidated net sales	$1,053.5	$939.9	$113.6	12.1%

Operating earnings (loss):
Residential ventilation products	$18.8	$29.8	$(11.0)	(36.9)%
Technology products	20.7	(3.5)	24.2	*
Residential HVAC products	4.7	14.2	(9.5)	(66.9)
Commercial HVAC products	0.2	4.6	(4.4)	(95.7)

Subtotal	44.4	45.1	(0.7)	(1.6)
Executive retirement	(8.5)	—	(8.5)	*
Unallocated, net	(13.2)	(13.8)	0.6	4.3

Consolidated operating earnings	$22.7	$31.3	$(8.6)	(27.5)%

Depreciation and amortization expense:
Residential ventilation products	$14.4	$18.3	$(3.9)	(21.3)%
Technology products	23.6	16.1	7.5	46.6
Residential HVAC products	6.3	8.6	(2.3)	(26.7)
Commercial HVAC products	6.0	10.4	(4.4)	(42.3)
Unallocated	0.1	0.1	—	—

Consolidated depreciation and amortization expense	$50.4	$53.5	$(3.1)	(5.8)%

Operating earnings (loss) margin:
Residential ventilation products	6.2%	9.7%
Technology products	6.1	(1.7)
Residential HVAC products	2.3	5.9
Commercial HVAC products	0.1	2.5
Consolidated	2.2%	3.3%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products	4.8%	6.0%
Technology products	7.0	7.7
Residential HVAC products	3.0	3.5
Commercial HVAC products	2.9	5.8
Consolidated	4.8%	5.7%

*	not meaningful or not applicable

The following table presents our financial information for the second quarter of 2011 and 2010. The results of operations for the second quarter of 2011 are not necessarily indicative of the results of operations to be expected for any other interim period or the full year.

			Net Change
	For the Second Quarter of		in Earnings
	2011	2010	$	%
	(Dollar amounts in millions)

Net Sales	$564.9	$509.0	$55.9	11.0%
Cost of products sold	412.1	370.2	(41.9)	(11.3)
Selling, general and administrative expense, net	121.1	101.6	(19.5)	(19.2)
Amortization of intangible assets	10.9	10.1	(0.8)	(7.9)

Operating earnings	20.8	27.1	(6.3)	(23.2)
Interest expense	(27.1)	(23.4)	(3.7)	(15.8)
Loss from debt retirement	(33.8)	—	(33.8)	*
Investment income	0.1	—	0.1	*

(Loss) earnings before (benefit) provision for income taxes	(40.0)	3.7	(43.7)	*
(Benefit) provision for income taxes	(8.1)	3.4	11.5	*

Net (loss) earnings	$(31.9)	$0.3	$(32.2)	* %

	Percentage of Net
	Sales for
	the Second Quarter of		Net Change
	2011	2010	in Percentage

Net Sales	100.0%	100.0%	—%
Cost of products sold	73.0	72.7	(0.3)
Selling, general and administrative expense, net	21.4	20.0	(1.4)
Amortization of intangible assets	1.9	2.0	0.1

Operating earnings	3.7	5.3	(1.6)
Interest expense	(4.8)	(4.6)	(0.2)
Loss from debt retirement	(6.0)	—	(6.0)
Investment income	—	—	—

(Loss) earnings before (benefit) provision for income taxes	(7.1)	0.7	(7.8)
(Benefit) provision for income taxes	(1.4)	0.6	2.0

Net (loss) earnings	(5.7)%	0.1%	(5.8)%

The following table presents our financial information for the first half of 2011 and 2010. The results of operations for the first half of 2011 are not necessarily indicative of the results of operations to be expected for any other interim period or the full year.

			Net Change
	For the First Half of		in Earnings
	2011	2010	$	%
	(Dollar amounts in millions)

Net Sales	$1,053.5	$939.9	$113.6	12.1%
Cost of products sold	773.7	690.1	(83.6)	(12.1)
Selling, general and administrative expense, net	234.3	197.9	(36.4)	(18.4)
Amortization of intangible assets	22.8	20.6	(2.2)	(10.7)

Operating earnings	22.7	31.3	(8.6)	(27.5)
Interest expense	(56.4)	(47.0)	(9.4)	(20.0)
Loss from debt retirement	(33.8)	—	(33.8)	*
Investment income	0.1	—	0.1	*

Loss before benefit from income taxes	(67.4)	(15.7)	(51.7)	*
Benefit from income taxes	(14.4)	(2.6)	11.8	*

Net loss	$(53.0)	$(13.1)	$(39.9)	* %

	Percentage of Net
	Sales for
	the First Half of		Net Change
	2011	2010	in Percentage

Net Sales	100.0%	100.0%	—%
Cost of products sold	73.4	73.4	—
Selling, general and administrative expense, net	22.2	21.1	(1.1)
Amortization of intangible assets	2.2	2.2	—

Operating earnings	2.2	3.3	(1.1)
Interest expense	(5.4)	(5.0)	(0.4)
Loss from debt retirement	(3.2)	—	(3.2)
Investment income	—	—	—

Loss before benefit from income taxes	(6.4)	(1.7)	(4.7)
Benefit from income taxes	(1.4)	(0.3)	1.1

Net loss	(5.0)%	(1.4)%	(3.6)%

Our reporting segments sell a significant number of different products across a wide range of price points and numerous distribution channels that do not always allow meaningful quantitative analysis to be performed with respect to the effect on net sales of changes in units sold or the price per unit sold. However, whenever the underlying causes of material increases or decreases in consolidated net sales can be adequately analyzed and quantified, we attempt to make appropriate disclosure of such reasons, including changes in price, volume and the mix of products sold.

Second quarter and first half ended July 2, 2011 as compared to the second quarter and first half ended July 3, 2010

Net Sales.  As discussed further in the following paragraphs, net sales for the second quarter of 2011 increased by approximately $55.9 million, or 11.0%, as compared to the second quarter of 2010 and for the first half of 2011, increased approximately $113.6 million, or 12.1%, as compared to the first half of 2010. The effect of acquisitions and changes in foreign currency exchange rates increased net sales by approximately

$59.4 million and $7.8 million, respectively, in the second quarter of 2011 and increased net sales by approximately $110.5 million and $11.0 million, respectively, in the first half of 2011. Excluding the effect of acquisitions and changes in foreign currency exchange rates, net sales for the second quarter and first half of 2011 decreased by approximately $11.3 million and $7.9 million, respectively as compared to the same periods of 2010.

In the RVP segment, net sales for the second quarter of 2011 decreased approximately $3.5 million, or 2.3%, as compared to the second quarter of 2010 and decreased approximately $5.7 million, or 1.9% for the first half of 2011 as compared to the first half of 2010. Net sales in the RVP segment for the second quarter and first half of 2011 reflect an increase of approximately $4.9 million and $6.7 million, respectively, attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the RVP segment for the second quarter and first half of 2011 decreased approximately $8.4 million and $12.4 million, respectively, as compared to the same periods of 2010. Excluding the effect of changes in foreign currency exchange rates, the change in net sales for the second quarter and first half of 2011 is primarily the result of a decrease in the RVP segment’s Canadian business of approximately $4.6 million and $7.0 million, respectively, and to a lesser extent a decrease in the RVP segment’s United States business of approximately $3.4 million and $5.3 million, respectively. These declines in North American sales are primarily attributable to industry wide declines in total housing starts, as well as new and existing home sales. Excluding the effect of changes in foreign currency exchange rates, the RVP segment’s European range hood business declined slightly in the second quarter and first half of 2011 as compared to the same period of 2010. Kitchen range hoods and bathroom exhaust fans are the largest product categories sold in the RVP segment, accounting for approximately 80% of the RVP segment’s total sales for both the second quarter of 2011 and 2010, respectively, as well as for both the first half of 2011 and 2010, respectively.

In the TECH segment, net sales for the second quarter of 2011 increased approximately $65.1 million, or 56.4%, as compared to the second quarter of 2010 and increased approximately $128.2 million, or 61.1% in the first half of 2011 as compared to the first half of 2010. These increases are primarily related to the effect of acquisitions which contributed approximately $59.4 million and $110.5 million of net sales in the second quarter and first half of 2011, respectively. Increased sales of security and access control products, including the addition of a new customer to the segment in 2010, also contributed to the overall increase in net sales in the TECH segment for the second quarter and first half of 2011. This new customer contributed approximately $6.6 million and $15.6 million in additional net sales during the second quarter and first half of 2011, respectively, as compared to the same periods of 2010. Partially offsetting these increases in net sales was a slight decline in sales of audio/video distribution and control products.

Sales of security and access control products accounted for approximately 30% of total TECH segment net sales in both the second quarter and first half of 2011 as compared to approximately 41% and 39% of total TECH segment net sales in the second quarter and first half of 2010, respectively. Sales of audio/video distribution and control products accounted for approximately 30% of total TECH segment net sales in both the second quarter and first half of 2011 as compared to approximately 45% and 48% of total TECH segment net sales in the second quarter and first half of 2010, respectively. Digital display mounting and mobility products accounted for approximately 40% of total TECH segment net sales in both the second quarter and first half of 2011 as compared to approximately 14% and 13% of total TECH segment net sales in the second quarter and first half of 2010, respectively. The increase in sales for digital display mounting and mobility products is primarily the result of the acquisition of Ergotron in late 2010.

In the R-HVAC segment, net sales for the second quarter of 2011 decreased approximately $20.2 million, or 13.9%, as compared to the second quarter of 2010 and decreased approximately $33.6 million, or 13.9%, in the first half of 2011 as compared to the first half of 2010. This decrease was primarily driven by lower demand due to overall economic conditions and the continued depressed housing market, as well as substantially lower shipments to certain customers during the second quarter and first half of 2011 as compared to the same periods of 2010. This decrease in the first half of 2011 was also driven largely by air conditioning sales during the fourth quarter of 2010 to customers serving the residential site-built market for use as replacement products due to uncertainty of product availability subsequent to January 1, 2011. As a result of these fourth quarter sales, the segment experienced lower shipments in the first quarter of 2011 as these customers worked down their inventory levels. In addition, we estimate that other shipments of between approximately $3.5 million and $5.0 million were shipped to customers in the fourth quarter of 2010 that would have otherwise been shipped during the first quarter of 2011 primarily due to announced price increases effective January 1, 2011. These decreases were partially offset by the effect of increased sales prices effective January 1, 2011. The R-HVAC segment announced additional price increases effective June 15, 2011.

In the C-HVAC segment, net sales for the second quarter of 2011 increased approximately $14.5 million, or 15.4%, as compared to the second quarter of 2010 and increased approximately $24.7 million, or 13.7%, in the first half of 2011 as compared to the first half of 2010. Net sales in the C-HVAC segment for the second quarter and first half of 2011 reflect an increase of approximately $2.9 million and $4.3 million, respectively, attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the C-HVAC segment for the second quarter and first half of 2011 increased approximately $11.6 million and $20.4 million, respectively. This increase in net sales is primarily the result of increased shipment levels of air handlers in the U.S. market, net of lower prices on contracts negotiated in the second half of 2010 and delivered in the first half of 2011. In the second quarter of 2011, delivery of contracts had expanded margins over the margins in the first quarter of 2011. Backlog for C-HVAC products was approximately $208.1 million at July 2, 2011, approximately $179.8 million at December 31, 2010 and approximately $167.0 million at July 3, 2010. This increase in backlog, since December 31, 2010, reflects an increase in orders and improved pricing during the first half of 2011 principally for jobs expected to be delivered during the second half of 2011.

Foreign net sales, which are attributed based on the location of our subsidiary responsible for the sale, were approximately 21.3% and 18.9% of consolidated net sales for the second quarter of 2011 and 2010, respectively, and were approximately 22.2% and 20.4% of consolidated net sales for the first half of 2011 and 2010, respectively. Net sales from our Canadian subsidiaries were approximately 10.1% and 11.0% of consolidated net sales for the second quarter of 2011 and 2010, respectively, and were approximately 10.6% and 11.6% of consolidated net sales for the first half of 2011 and 2010, respectively. Net sales from our Canadian subsidiaries include net sales from the RVP and C-HVAC segments. Net sales from our European subsidiaries were approximately 7.5% and 5.7% of consolidated net sales for the second quarter of 2011 and 2010, respectively, and were approximately 8.0% and 6.6% of consolidated net sales for the first half of 2011 and 2010, respectively. Net sales from our European subsidiaries include net sales primarily from the RVP, TECH and C-HVAC segments.

Cost of Products Sold.  Consolidated cost of products sold (“COGS”) for the second quarter of 2011 was approximately $412.1 million as compared to approximately $370.2 million for the second quarter of 2010 and was approximately $773.7 million for the first half of 2011 as compared to approximately $690.1 million for the first half of 2010. These changes are primarily due to the factors described above and below.

For the second quarter and first half of 2011, COGS includes, among others, (1) approximately $34.7 million and $72.2 million, respectively, related to acquisitions made in 2011 and 2010 within the TECH segment (including approximately $7.4 million in non-cash charges related to the amortization of fair value allocated to inventory in the first half of 2011), (2) an increase of approximately $6.7 million and $9.1 million, respectively, related to the effect of changes in foreign currency exchange rates, (3) a decrease in depreciation expense of approximately $1.8 million and $3.2 million, respectively, as compared to the same periods of 2010 related to operations other than acquisitions made subsequent to July 3, 2010, and (4) approximately $1.4 million and $1.5 million, respectively, of severance charges relating primarily to exit and disposal activities. For the second quarter and first half of 2010, COGS includes, among others, (1) approximately $2.3 million and $12.0 million in non-cash charges related to the amortization of fair value allocated to inventory and (2) a loss contingency reserve provided in the first quarter of 2010 of approximately $2.0 million related to one of our subsidiaries in our TECH segment.

COGS as a percentage of net sales increased slightly from approximately 72.7% for the second quarter of 2010 to approximately 73.0% for the second quarter of 2011 and remained unchanged from approximately 73.4% for the first half of 2010 to approximately 73.4% for the first half of 2011.

We continually review the costs of our product lines and look for opportunities to help offset the rising costs of raw materials and transportation when possible.

Overall, consolidated material costs for the second quarter of 2011 were approximately $274.1 million, or 48.5% of net sales, as compared to approximately $243.5 million, or 47.8% of net sales, for the second quarter of 2010. Consolidated material costs for the first half of 2011 were approximately $501.6 million, or 47.6% of net sales, as compared to approximately $436.1 million, or 46.4% of net sales, for the first half of 2010. During the second quarter and first half of 2011, we experienced higher material costs as a percentage of net sales as compared to the same periods of 2010 related primarily to changes in product mix, higher prices related to the purchase of steel and purchased components, such as motors, compressors and packaging, as well as from lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first half of 2011. A portion of these increases was offset by strategic sourcing initiatives and improvements in manufacturing processes.

We anticipate that commodity prices, including those relating to the purchase of copper and steel, for the second half of 2011 will increase as compared to the first half of 2011. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Direct labor costs for the second quarter of 2011 were approximately $32.5 million, or 5.8% of net sales, as compared to approximately $27.2 million, or 5.3% of net sales, for the second quarter of 2010. Direct labor costs for the first half of 2011 were approximately $62.2 million, or 5.9% of net sales, as compared to approximately $53.7 million, or 5.7% of net sales, for the first half of 2010. Excluding the effect of acquisitions, direct labor costs as a percentage of net sales for the second quarter and first half of 2011 increased to approximately 6.2% and 6.4%, respectively, as compared to approximately 5.3% and 5.7% for the second quarter and first half of 2010, respectively. This increase in direct labor costs, as a percentage of net sales, is primarily the result of lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first half of 2011, and to a lesser extent an increase in labor costs within the RVP segment related to its European range hood business.

Overhead and other costs, including freight, for the second quarter of 2011 were approximately $105.5 million, or 18.7% of net sales, as compared to approximately $99.5 million, or 19.6% of net sales, for the second quarter of 2010. Overhead and other costs, including freight, for the first half of 2011 were approximately $209.9 million, or 19.9% of net sales, as compared to approximately $200.3 million, or 21.3% of net sales, for the first half of 2010. Overhead and other costs for the second quarter and first half of 2011 includes, among others, approximately $8.0 million and $21.5 million, respectively, related to acquisitions made in 2011 and 2010 within the TECH segment (including approximately $7.4 million in non-cash charges related to the amortization of fair value allocated to inventory in the first half of 2011). For the second quarter and first half of 2010, COGS includes, among others, (1) approximately $2.3 million and $12.0 million, respectively, in non-cash charges related to the amortization of fair value allocated to inventory and (2) a loss contingency reserve of approximately $2.0 million provided in the first quarter of 2010 related to one of our subsidiaries in our TECH segment.

Freight costs were approximately 5.0% of net sales for each of the second quarters of 2011 and 2010, respectively, and were approximately 5.2% and 4.8% of net sales for the first half of 2011 and 2010, respectively. During the first half of 2011, we experienced increased freight costs as compared to the comparable period of 2010 primarily due to increased fuel costs worldwide. These increases were partially offset by a decrease in ocean freight costs in the second quarter of 2011 due to overcapacity in the ocean market. Continued strategic sourcing initiatives and other cost reduction measures help mitigate fluctuations in freight costs.

Overall, changes in COGS (including material, direct labor, overhead and freight costs) as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices and material costs, as well as changes in productivity levels.

In the RVP segment, COGS for the second quarter of 2011 was approximately $112.0 million, or 74.4% of the segment’s net sales, as compared to approximately $107.2 million, or 69.6% of the segment’s net sales, for the second quarter of 2010. In the RVP segment, COGS for the first half of 2011 was approximately $221.7 million, or 73.6% of the segment’s net sales, as compared to approximately $216.3 million, or 70.4% of the segment’s net sales, for the first half of 2010. The increase in the percentage of COGS to net sales in the second quarter and first half of 2011 primarily reflects an increase in material costs as a percentage of net sales resulting primarily from higher prices related to the purchase of steel and certain component parts, such as motors, and to a lesser extent an increase in direct labor costs as a percentage of net sales primarily related to its European range hood business. In the second quarter of 2011, this increase also reflects an increase in overhead and other costs as a percentage of net sales primarily related to a decrease in sales volume without a proportionate decrease in overhead costs. In the RVP segment, overhead and other costs, including freight, for the second quarter of 2011 were approximately $39.2 million, or 26.0% of the segment’s net sales, as compared to approximately $37.1 million, or 24.1% of the segment’s net sales, for the second quarter of 2010. In the RVP segment, overhead and other costs, including freight, for the first half of 2011 were approximately $77.0 million, or 25.5% of the segment’s net sales, as compared to approximately $76.6 million, or 24.9% of the segment’s net sales, for the first half of 2010. COGS in the RVP segment for the second quarter and first half of 2011 also reflects (1) an increase of approximately $4.3 million and $5.4 million, respectively, related to the effect of changes in foreign currency exchange rates, (2) a decrease in depreciation expense of approximately $0.7 million and $1.5 million, respectively, as compared to the same periods of 2010, and (3) approximately $1.4 million and $1.5 million, respectively, of severance charges relating primarily to exit and disposal activities. Overhead and other costs for the first half of 2010 includes, among others, approximately $1.4 million in non-cash charges related to the amortization of fair value allocated to inventory.

In the TECH segment, COGS for the second quarter of 2011 was approximately $107.8 million, or 59.7% of the segment’s net sales, as compared to approximately $72.2 million, or 62.5% of the segment’s net sales, for the second quarter of 2010. In the TECH segment, COGS for the first half of 2011 was approximately $209.6 million, or 62.0% of the segment’s net sales, as compared to approximately $135.6 million, or 64.7% of the segment’s net sales, for the first half of 2010. COGS for the second quarter and first half of 2011 includes approximately $34.7 million and $72.2 million, respectively, related to acquisitions made in 2011 and 2010, including approximately $7.4 million in non-cash charges related to the amortization of fair value allocated to inventory in the first half of 2011. The decrease in the percentage of COGS to net sales for the second quarter and first half of 2011 was primarily the result of a decrease in overhead costs as a percentage of net sales principally as a result of charges recorded in the second quarter and first half of 2010 as discussed in the following paragraph, and in the second quarter of 2011 includes a decrease in material costs as a percentage of net sales primarily due to acquisitions. In the TECH segment, overhead and other costs, including freight, for the second quarter of 2011 were approximately $20.9 million, or 11.6% of the segment’s net sales, as compared to approximately $16.2 million, or 14.0% of the segment’s net sales, for the second quarter of 2010. In the TECH segment, overhead and other costs, including freight, for the first half of 2011 were approximately $47.8 million, or 14.1% of the segment’s net sales, as compared to approximately $36.8 million, or 17.5% of the segment’s net sales, for the first half of 2010. The decrease in the percentage of overhead costs to net sales for the second quarter and first half of 2011 also reflects an increase in net sales without a proportionate increase in overhead costs and also includes the effect of certain items as discussed below.

In the TECH segment, overhead and other costs within COGS for the second quarter and first half of 2010 also includes (1) approximately $2.1 million and $9.1 million, respectively, in non-cash charges related to the amortization of fair value allocated to inventory and (2) a loss contingency reserve of approximately $2.0 million provided in the first quarter of 2010 related to one of our subsidiaries in the segment.

In the R-HVAC segment, COGS for the second quarter of 2011 was approximately $105.3 million, or 84.1% of the segment’s net sales, as compared to approximately $118.7 million, or 81.6% of the segment’s net sales, for the second quarter of 2010. In the R-HVAC segment, COGS for the first half of 2011 was approximately $176.1 million, or 84.4% of the segment’s net sales, as compared to approximately $201.1 million, or 83.0% of the segment’s net sales, for the first half of 2010. The increase in COGS as a percentage of net sales for the second quarter and first half of 2011 primarily reflects an increase in material costs as a percentage of net sales as discussed further below. In the R-HVAC segment, overhead and other costs, including freight, for the second quarter of 2011 were approximately $22.0 million, or 17.6% of the segment’s net sales, as compared to approximately $25.6 million, or 17.6% of the segment’s net sales, for the second quarter of 2010. In the R-HVAC segment, overhead and other costs, including freight, for the first half of 2011 were approximately $38.9 million, or 18.6% of the segment’s net sales, as compared to approximately $46.5 million, or 19.2% of the segment’s net sales, for the first half of 2010. Overhead costs in the R-HVAC segment for the second quarter and first half of 2011 included a decrease in depreciation expense of approximately $1.0 million and $1.7 million, respectively, as compared to the same periods of 2010. Overhead costs in the R-HVAC segment for the first half of 2010 included non-cash charges related to the amortization of fair value allocated to inventory of approximately $0.8 million with no corresponding charge in the first half of 2011. Material costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 63.2% and 62.3% for the second quarter and first half of 2011, respectively, as compared to approximately 60.5% and 60.2% for the second quarter and first half of 2010, respectively. The increase in material costs as a percentage of net sales is primarily related to increases in certain commodities, including certain purchased components, such as motors and compressors, that are tied to these commodities. This increase in material costs as a percentage of net sales was also the result of a change in the mix of products sold partly due to the expiration of certain energy efficiency tax credits that drove sales to higher efficiency units that have higher margins and higher costs. This increase in material costs as a percentage of net sales was partially offset by increased sales prices effective January 1, 2011.

In the C-HVAC segment, COGS for the second quarter of 2011 was approximately $87.0 million, or 80.2% of the segment’s net sales, as compared to approximately $72.1 million, or 76.7% of the segment’s net sales, for the second quarter of 2010. In the C-HVAC segment, COGS for the first half of 2011 was approximately $166.3 million, or 80.9% of the segment’s net sales, as compared to approximately $137.1 million, or 75.8% of the segment’s net sales, for the first half of 2010. The increase in COGS as a percentage of net sales for the second quarter and first half of 2011 primarily reflects an increase in material and labor costs as a percentage of net sales due to lower sales prices negotiated on jobs in the second half of 2010 and delivered in the first half of 2011. Direct labor costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 15.1% for both the second quarter and first half of 2011, respectively, as compared to approximately 13.8% for both the second quarter and first half of 2010, respectively. The increase in direct labor as a percentage of net sales is due, in part, to lower sales prices as noted above. In the C-HVAC segment, overhead and other costs, including freight, for the second quarter of 2011 were approximately $23.4 million, or 21.6% of the segment’s net sales, as compared to approximately $20.6 million, or 21.9% of the segment’s net sales, for the second quarter of 2010. In the C-HVAC segment, overhead and other costs, including freight, for the first half of 2011 were approximately $46.2 million, or 22.5% of the segment’s net sales, as compared to approximately $40.4 million, or 22.3% of the segment’s net sales, for the first half of 2010. In the C-HVAC segment, COGS for the second quarter and first half of 2011 also includes an increase of approximately $2.4 million and $3.7 million, respectively, related to the effect of changes in foreign currency exchange rates and for the first half of 2010, includes approximately $0.7 million in non-cash charges related to the amortization of fair value allocated to inventory with no corresponding charge in the first half of 2011.

Selling, General and Administrative Expense, Net.  Consolidated selling, general and administrative expense, net (“SG&A”) was approximately $121.1 million for the second quarter of 2011 as compared to approximately $101.6 million for the second quarter of 2010 and was approximately $234.3 million for the first half of 2011 as compared to approximately $197.9 for the first half of 2010. SG&A as a percentage of net sales increased from approximately 20.0% for the second quarter of 2010 to approximately 21.4% for the second quarter of 2011 and increased from approximately 21.1% for the first half of 2010 to approximately 22.2% for the first half of 2011. SG&A for the second quarter and first half of 2011 reflects (1) approximately $8.5 million of severance expense related to the retirement of a Company executive, (2) approximately $15.0 million and $26.2 million, respectively, related to acquisitions made in 2011 and 2010 within the TECH segment, (3) approximately $0.7 million and $2.6 million, respectively, of severance and other charges relating primarily to exit and disposal activities, and (4) an increase of approximately $1.6 million and $2.2 million, respectively, related to the effect of changes in foreign currency exchange rates. After exclusion of these items, SG&A decreased in the second quarter and first half of 2011 as compared to the same periods of 2010 primarily as a result of substantial SG&A reductions of approximately $3.8 million and $6.2 million in the second quarter and first half of 2011, respectively, within the TECH segment relating to the restructuring of the AVC group and the shutdown of Imerge in 2010. Partially offsetting these reductions was an increase in SG&A relating to higher sales of security and access control products within the TECH segment.

Amortization of Intangible Assets.  Amortization of intangible assets, including developed technology and backlog, increased from approximately $10.1 million for the second quarter of 2010 to approximately $10.9 million for the second quarter of 2011 and increased from approximately $20.6 million for the first half of 2010 to approximately $22.8 million for the first half of 2011. This increase in the second quarter and first half of 2011 as compared to the same periods of 2010 relates primarily to an increase of approximately $3.3 million and $7.4 million, respectively, related to acquisitions made in 2011 and 2010 within the TECH segment, partially offset by a decrease primarily related to the amortization of backlog for the C-HVAC segment as a result of the application of fresh-start accounting.

Operating Earnings.  Operating earnings decreased approximately $6.3 million from approximately $27.1 million for the second quarter of 2010 to approximately $20.8 million for the second quarter of 2011 and decreased approximately $8.6 million from approximately $31.3 for the first half of 2010 to approximately $22.7 for the first half of 2011. Operating earnings for the second quarter and first half of 2011 includes, among others, (1) approximately $8.5 million of severance expense related to the retirement of a Company executive, (2) operating earnings of approximately $6.4 million (which includes depreciation and amortization of approximately $4.3 million) and $4.7 million (which includes depreciation and amortization of approximately $16.5 million, including approximately $7.4 million relating to the amortization of fair value allocated to inventory), respectively, related to acquisitions made in 2011 and 2010 within the TECH segment, (3) approximately $2.1 million and $4.1 million, respectively, of severance and other charges relating primarily to exit and disposal activities, and (4) approximately $3.9 million and $7.6 million, respectively, of decreased depreciation and amortization expense related to operations other than acquisitions made subsequent to July 3, 2010. Operating earnings for the second quarter and first half of 2010 includes, among others, (1) non-cash charges related to the amortization of fair value allocated to inventory of approximately $2.3 million and $12.0 million, respectively, and (2) a loss contingency reserve of approximately $2.0 million in the first half of 2010 related to one of our subsidiaries in our TECH segment.

Changes in operating earnings between the second quarter and first half of 2011 and 2010 are primarily due to the factors discussed above and the following operating segment specific factors.

In the RVP segment, operating earnings for the second quarter of 2011 were approximately $8.6 million as compared to approximately $14.5 million for the second quarter of 2010 and were approximately $18.8 million for the first half of 2011 as compared to approximately $29.8 million for the first half of 2010. The decrease in the RVP segment’s operating earnings for the second quarter and first half of 2011 is primarily the result of decreased sales volume in the segment’s North American business and an increase in material costs as a percentage of net sales, and in the second quarter of 2011 also reflects an increase in overhead costs as a percentage of net sales. Operating earnings for the RVP segment for the second quarter and first half of 2011 also reflects (1) approximately $1.2 million and $3.9 million, respectively, of decreased depreciation and amortization expense and (2) approximately $2.0 million and $2.4 million, respectively, related to severance and other charges relating to exit and disposal activities.

In the TECH segment, operating earnings for the second quarter of 2011 were approximately $19.0 million as compared to approximately $3.9 million for the second quarter of 2010. In the TECH segment, operating earnings for the first half of 2011 were approximately $20.7 million as compared to an operating loss of approximately $3.5 million for the first half of 2010. This increase is primarily the result of increased sales volume of security and access control products, including the addition of a new customer to the segment in 2010, a decrease in overhead costs as a percentage of net sales, as well as a reduction in SG&A relating to the restructuring of the AVC group and the shutdown of Imerge in 2010. In the second quarter of 2011, this increase also reflects a decrease in material costs as a percentage of net sales. Operating earnings for the

TECH segment for the second quarter and first half of 2011 also includes (1) an increase of approximately $6.4 million (which includes depreciation and amortization of approximately $4.3 million) and $4.7 million (which includes depreciation and amortization of approximately $16.5 million, including approximately $7.4 million relating to the amortization of fair value allocated to inventory), respectively, related to acquisitions made in 2011 and 2010 and (2) approximately $1.0 million in the first half of 2011 of severance and other charges relating to exit and disposal activities. The operating results for the TECH segment for the second quarter and first half of 2010 also includes (1) approximately $2.1 million and $9.1 million, respectively, in non-cash charges related to the amortization of fair value allocated to inventory and (2) a loss contingency reserve of approximately $2.0 million in the first half of 2010 related to one of our subsidiaries.

In the R-HVAC segment, operating earnings for the second quarter of 2011 were approximately $5.6 million as compared to approximately $13.0 million for the second quarter of 2010 and were approximately $4.7 million for the first half of 2011 as compared to approximately $14.2 million for the first half of 2010. The decrease in the R-HVAC segment’s operating earnings for the second quarter and first half of 2011 is primarily a result of a decrease in sales volume and increased material costs as a percentage of net sales, partially offset by increased sales prices. Operating earnings for the second quarter and first half of 2011 for the R-HVAC segment also includes a decrease of approximately $0.9 million and $2.3 million, respectively, in depreciation and amortization expense.

In the C-HVAC segment, operating earnings for the second quarter of 2011 were approximately $2.4 million as compared to approximately $2.5 million for the second quarter of 2010 and were approximately $0.2 million for the first half of 2011 as compared to approximately $4.6 million for the first half of 2010. This decrease in operating earnings is primarily the result of increases in material and labor costs as a percentage of net sales primarily related to lower sales prices negotiated on jobs in the second half of 2010 and delivered in the first half of 2011, partially offset by an increase in sales volume. In the second quarter of 2011, delivery of contracts had expanded margins over the margins in the first quarter of 2011. Operating earnings for the second quarter and first half of 2011 for the C-HVAC segment also includes a decrease of approximately $1.8 million and $4.4 million, respectively, in depreciation and amortization expense.

Operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately 11.3% and 0.5% of consolidated operating earnings (before unallocated and corporate expenses) for the second quarter of 2011 and 2010, respectively, and were approximately 15.2% and 4.6% of consolidated operating earnings (before unallocated and corporate expenses) for the first half of 2011 and 2010, respectively. Foreign operating earnings of acquisitions contributed approximately $4.1 million and $7.7 million to the increase in the second quarter and first half of 2011, respectively, as compared to the same periods of 2010. Net sales and earnings derived from international markets are subject to economic, political and currency risks, among others.

Interest Expense.  Interest expense increased approximately $3.7 million, or approximately 15.8%, during the second quarter of 2011 as compared to the second quarter of 2010 and increased approximately $9.4 million, or approximately 20.0%, during the first half of 2011 as compared to the first half of 2010. This increase is primarily due to the issuance of our 10% Senior Notes due 2018 (the “10% Notes”) on November 23, 2010, partially offset by a decrease in interest expense from the redemption of the 11% Senior Secured Notes due 2013.

Loss from Debt Retirement.  On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”) and entered into a new senior secured term loan with a final maturity in 2017 and optional interest rates at the election of the Company, including LIBOR, as defined, plus 4.0% with a LIBOR floor of 1.25% (the “Term Loan Facility”). The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011, which resulted in net proceeds to the Company of approximately $348.2 million, after deducting an original issue discount of approximately $1.8 million. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. The Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes, which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. In accordance with ASC 470-50, the redemption of the 11% Notes resulted in a pre-tax loss of approximately $33.8 million in the second quarter of 2011.

(Benefit) provision for Income Taxes.  The benefit from income taxes for the second quarter of 2011 was approximately $8.1 million as compared to a provision for income taxes of approximately $3.4 million for the second quarter of 2010. The benefit from income taxes for the first half of 2011 was approximately $14.4 million as compared to approximately $2.6 million for the first half of 2010. The effective income tax rate of a benefit of approximately 21.4% for the first half of 2011 differs from the expected United States federal statutory rate of a benefit of 35% principally as a result of an increase in the valuation allowances related to deferred tax assets and the effect of foreign activities, partially offset by non-deductible expenses. The effective income tax rate of a benefit of approximately 16.6% for the first half of 2010 differs from the expected United States federal statutory rate of 35% principally as a result of an increase in the valuation allowances related to deferred tax assets, partially offset by state income taxes and the effect of foreign operations.

Results of Operations for 2010, 2009 and 2008

For purposes of this MD&A, the Successor year ended December 31, 2010 (“2010”) has been compared to the combined year ended December 31, 2009 Successor and Predecessor Periods and the combined year ended December 31, 2009 Successor and Predecessor Periods have been compared to the Predecessor year ended December 31, 2008 (“2008”). Any references below to the year ended December 31, 2009 (“2009”) refers to the combined periods.

The table below presents the financial information for our reporting segments for the 2009 Predecessor, 2009 Successor and combined year ended December 31, 2009 periods:

	Predecessor	Successor	Combined
	Jan. 1, 2009 -	Dec. 20, 2009 -	Year Ended
	Dec. 19, 2009	Dec. 31, 2009	Dec. 31, 2009
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$567.9	$15.1	$583.0
Technology products	387.5	13.3	400.8
Residential HVAC products	417.3	8.9	426.2
Commercial HVAC products	391.2	6.7	397.9

Consolidated net sales	$1,763.9	$44.0	$1,807.9

Operating earnings (loss):
Residential ventilation products	$53.3	$0.7	$54.0
Technology products	(275.0)	1.0	(274.0)
Residential HVAC products	16.0	(0.8)	15.2
Commercial HVAC products	41.7	(2.0)	39.7

Subtotal	(164.0)	(1.1)	(165.1)
Unallocated:
Pre-petition reorganization items	(22.5)	—	(22.5)
Loss contingency related to the Company’s indemnification of a lease guarantee	3.9	—	3.9
Unallocated, net	(20.8)	(0.1)	(20.9)

Consolidated operating loss	$(203.4)	$(1.2)	$(204.6)

	Predecessor	Successor	Combined
	Jan. 1, 2009 -	Dec. 20, 2009 -	Year Ended
	Dec. 19, 2009	Dec. 31, 2009	Dec. 31, 2009
	(Dollar amounts in millions)

Depreciation and amortization expense:
Residential ventilation products(1)	$20.1	$2.0	$22.1
Technology products(2)	16.0	1.8	17.8
Residential HVAC products(3)	10.7	0.8	11.5
Commercial HVAC products(4)	10.5	1.6	12.1
Unallocated	0.4	—	0.4

	$57.7	$6.2	$63.9

Operating earnings (loss) margin:
Residential ventilation products	9.4%	4.6%	9.3%
Technology products	(71.0)	7.5	(68.4)
Residential HVAC products	3.8	(9.0)	3.6
Commercial HVAC products	10.7	(29.9)	10.0
Consolidated	(11.5)%	(2.7)%	(11.3)%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products(1)	3.5%	13.2%	3.8%
Technology products(2)	4.1	13.5	4.4
Residential HVAC products(3)	2.6	9.0	2.7
Commercial HVAC products(4)	2.7	23.9	3.0
Consolidated	3.3%	14.1%	3.5%

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.4 million, $0.9 million, and $1.3 million for the 2009 Predecessor, 2009 Successor, and the combined year ended December 31, 2009 periods, respectively.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.2 million for both the 2009 Successor and the combined year ended December 31, 2009 periods.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.1 million, $0.2 million, and $0.3 million for the 2009 Predecessor, 2009 Successor, and the combined year ended December 31, 2009 periods, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million for both the 2009 Successor and the combined year ended December 31, 2009 periods.

The following table presents the financial information for our reporting segments for 2010, 2009 and 2008:

	Successor		Predecessor	Net Change
	For the Years Ended December 31,			2010 to 2009		2009 to 2008
	2010	2009(a)	2008	$	%	$	%
	(Dollar amounts in millions)

Net sales:
Residential ventilation products	$602.7	$583.0	$715.9	$19.7	3.4%	$(132.9)	(18.6)%
Technology products	463.6	400.8	514.1	62.8	15.7	(113.3)	(22.0)
Residential HVAC products	470.5	426.2	524.5	44.3	10.4	(98.3)	(18.7)
Commercial HVAC products	362.5	397.9	515.2	(35.4)	(8.9)	(117.3)	(22.8)

Consolidated net sales	$1,899.3	$1,807.9	$2,269.7	$91.4	5.1%	$(461.8)	(20.3)%

Operating earnings (loss):
Residential ventilation products	$56.1	$54.0	$(391.9)	$2.1	3.9%	$445.9	* %
Technology products	12.1	(274.0)	(39.2)	286.1	*	(234.8)	*
Residential HVAC products	23.6	15.2	(176.8)	8.4	55.3	192.0	*
Commercial HVAC products	5.7	39.7	34.2	(34.0)	(85.6)	5.5	16.1

Subtotal	97.5	(165.1)	(573.7)	262.6	*	408.6	71.2
Unallocated:
Pre-petition reorganization items	—	(22.5)	—	22.5	100.0	(22.5)	*
Loss contingency related to the Company’s indemnification of a lease guarantee	—	3.9	(6.4)	(3.9)	(100.0)	10.3	*
Unallocated, net	(26.9)	(20.9)	(29.9)	(6.0)	(28.7)	9.0	30.1

Consolidated operating earnings (loss)	$70.6	$(204.6)	$(610.0)	$275.2	* %	$405.4	66.5%

Depreciation and amortization expense:
Residential ventilation products(1)	$34.6	$22.1	$25.0	$12.5	56.6%	$(2.9)	(11.6)%
Technology products(2)	24.3	17.8	19.3	6.5	36.5	(1.5)	(7.8)
Residential HVAC products(3)	16.1	11.5	11.3	4.6	40.0	0.2	1.8
Commercial HVAC products(4)	16.5	12.1	12.1	4.4	36.4	—	—
Unallocated	0.2	0.4	0.9	(0.2)	(50.0)	(0.5)	(55.6)

	$91.7	$63.9	$68.6	$27.8	43.5%	$(4.7)	(6.9)%

Operating (loss) earnings margin:
Residential ventilation products	9.3%	9.3%	(54.7)%
Technology products	2.6	(68.4)	(7.6)
Residential HVAC products	5.0	3.6	(33.7)
Commercial HVAC products	1.6	10.0	6.6
Consolidated	3.7%	(11.3)%	(26.9)%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products(1)	5.7%	3.8%	3.5%
Technology products(2)	5.2	4.4	3.8
Residential HVAC products(3)	3.4	2.7	2.2
Commercial HVAC products(4)	4.6	3.0	2.3
Consolidated	4.8%	3.5%	3.0%

*	Not applicable or not meaningful.

(a)	Represents the combined Successor period from December 20, 2009 to December 31, 2009 and the Predecessor period from January 1, 2009 to December 19, 2009.

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.4 million and $1.3 million for 2010 and 2009, respectively.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $9.3 million and $1.2 million for 2010 and 2009, respectively.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million, $0.3 million and $0.2 million for 2010, 2009 and 2008, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.7 million and $0.8 million for 2010 and 2009, respectively.

The table below presents our financial information for the 2009 Predecessor, 2009 Successor and combined year ended December 31, 2009 periods:

	Predecessor		Combined
	Jan. 1, 2009 -	Successor	Year Ended
	Dec. 19, 2009	Dec. 20, 2009 -	Dec. 31, 2009
	(Restated)	Dec. 31, 2009	(Restated)
	(Amounts in millions)

Net sales	$1,763.9	$44.0	$1,807.9
Cost of products sold	1,266.0	35.2	1,301.2
Selling, general and administrative expense, net	372.6	8.5	381.1
Pre-petition reorganization items	22.5	—	22.5
Goodwill impairment charge	284.0	—	284.0
Amortization of intangible assets	22.2	1.5	23.7

Operating loss	(203.4)	(1.2)	(204.6)
Interest expense	(135.6)	(3.6)	(139.2)
Investment income	0.2	—	0.2

Loss before gain on reorganization items, net	(338.8)	(4.8)	(343.6)
Gain on reorganization items, net	619.1	—	619.1

Earnings (loss) before provision (benefit) for income taxes	280.3	(4.8)	275.5
Provision (benefit) for income taxes	85.0	(1.4)	83.6

Net earnings (loss)	$195.3	$(3.4)	$191.9

	Percentage of Net Sales
	Predecessor		Combined
	Jan. 1, 2009 -	Successor	Year Ended
	Dec. 19, 2009	Dec. 20, 2009 -	Dec. 31, 2009
	(Restated)	Dec. 31, 2009	(Restated)

Net sales	100.0%	100.0%	100.0%
Cost of products sold	71.8	80.0	72.0
Selling, general and administrative expense, net	21.1	19.3	21.1
Pre-petition reorganization items	1.3	—	1.2
Goodwill impairment charge	16.1	—	15.7
Amortization of intangible assets	1.2	3.4	1.3

Operating loss	(11.5)	(2.7)	(11.3)
Interest expense	(7.7)	(8.2)	(7.7)
Investment income	—	—	—

Loss before gain on reorganization items, net	(19.2)	(10.9)	(19.0)
Gain on reorganization items, net	35.1	—	34.2

Earnings (loss) before provision (benefit) for income taxes	15.9	(10.9)	15.2
Provision (benefit) for income taxes	4.8	(3.2)	4.6

Net earnings (loss)	11.1%	(7.7)%	10.6%

The following table presents our financial information for 2010, 2009 and 2008:

	Successor		Predecessor
	For the Years Ended December 31,			Percentage Change
		2009(a)		2010 to	2009 to
	2010	(Restated)	2008	2009	2008
	(Dollar amounts in millions)

Net Sales	$1,899.3	$1,807.9	$2,269.7	5.1%	(20.3)%
Cost of products sold	1,391.8	1,301.2	1,673.5	(7.0)	22.2
Selling, general and administrative expense, net	399.9	381.1	468.0	(4.9)	18.6
Pre-petition reorganization items	—	22.5	—	100.0	*
Goodwill impairment charge	—	284.0	710.0	100.0	60.0
Amortization of intangible assets	37.0	23.7	28.2	(56.1)	16.0

Operating earnings (loss)	70.6	(204.6)	(610.0)	*	66.5
Interest expense	(95.7)	(139.2)	(134.7)	31.2	(3.3)
Loss from debt retirement	—	—	(9.9)	—	100.0
Investment income	0.1	0.2	0.8	(50.0)	(75.0)

Loss before gain on reorganization items, net	(25.0)	(343.6)	(753.8)	92.7	54.4
Gain on reorganization items, net	—	619.1	—	(100.0)	*

(Loss) earnings before (benefit) provision for income taxes	(25.0)	275.5	(753.8)	*	*
(Benefit) provision for income taxes	(11.6)	83.6	26.9	*	*

Net (loss) earnings	$(13.4)	$191.9	$(780.7)	* %	* %

	Percentage of Net Sales
	Successor		Predecessor
	For the Years Ended December 31,			Change in Percentage
		2009(a)		2010 to	2009 to
	2010	(Restated)	2008	2009	2008

Net Sales	100.0%	100.0%	100.0%	—%	—%
Cost of products sold	73.3	72.0	73.7	(1.3)	1.7
Selling, general and administrative expense, net	21.1	21.1	20.6	—	(0.5)
Pre-petition reorganization items	—	1.2	—	1.2	(1.2)
Goodwill impairment charge	—	15.7	31.3	15.7	15.6
Amortization of intangible assets	1.9	1.3	1.3	(0.6)	—

Operating earnings (loss)	3.7	(11.3)	(26.9)	15.0	15.6
Interest expense	(5.0)	(7.7)	(5.9)	2.7	(1.8)
Loss from debt retirement	—	—	(0.4)	—	0.4
Investment income	—	—	—	—	—

Loss before gain on reorganization items, net	(1.3)	(19.0)	(33.2)	17.7	14.2
Gain on reorganization items, net	—	34.2	—	(34.2)	34.2

(Loss) earnings before (benefit) provision for income taxes	(1.3)	15.2	(33.2)	(16.5)	48.4
(Benefit) provision for income taxes	(0.6)	4.6	1.2	(5.2)	3.4

Net (loss) earnings	(0.7)%	10.6%	(34.4)%	(11.3)%	45.0%

*	Not applicable or not meaningful.

(a)	Represents the combined Successor period from December 20, 2009 to December 31, 2009 and the Predecessor period from January 1, 2009 to December 19, 2009.

Year ended December 31, 2010 as compared to the combined year ended December 31, 2009 (Restated)

Net Sales.  As discussed further in the following paragraphs, net sales for 2010 increased by approximately $91.4 million, or 5.1%, as compared to 2009. The effect of changes in foreign currency exchange rates and acquisitions increased net sales by approximately $16.5 million and $4.2 million, respectively, in 2010. Excluding the effect of changes in foreign currency exchange rates and acquisitions, net sales for 2010 increased by approximately $70.7 million as compared to 2009.

In the RVP segment, net sales for 2010 increased approximately $19.7 million, or 3.4%, as compared to 2009. Net sales in the RVP segment for 2010 reflect an increase of approximately $9.1 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the RVP segment for 2010 increased approximately $10.6 million as compared to the same period of 2009. Excluding the effect of changes in foreign currency exchange rates, the change in net sales for 2010 is primarily the result of an increase in the RVP segment’s Canadian business of approximately $7.5 million, and to a lesser extent an increase in the RVP segment’s United States business of approximately $2.8 million. The increase in the North American business for 2010 is, in part, the result of an increase in total housing starts in both Canada and the United States of approximately 27% and 6%, respectively. An increase in residential remodeling and replacement activity also contributed to the increase in 2010. We estimate that shipments of between approximately $2.5 million and $3.0 million were shipped to a customer in the fourth quarter of 2010 that were higher than the fourth quarter of 2009. We estimate that shipments to this customer in the first quarter of 2011 will be approximately $2.5 million to $3.0 million lower than the first quarter of 2010. Excluding the effect of changes in foreign currency exchange rates, the RVP segment’s European range hood business was relatively flat in 2010 as compared to 2009. Kitchen range hoods and bathroom exhaust fans are the largest product categories sold in the RVP segment, accounting for approximately 79% of the RVP segment’s total sales for both 2010 and 2009, respectively.

In the TECH segment, net sales for 2010 increased approximately $62.8 million, or 15.7%, as compared to 2009. This increase is primarily related to a new customer, which contributed approximately $52.1 million to net sales for the segment during 2010, and the effect of an acquisition which contributed approximately $4.2 million of net sales in 2010.

In the R-HVAC segment, net sales for 2010 increased approximately $44.3 million, or 10.4%, as compared to 2009. This increase was driven largely by air conditioning sales of approximately $25.0 million (of which we believe approximately $4.0 million to $7.0 million were due to uncertainty of product availability subsequent to January 1, 2011) to customers serving the residential site-built market for use as replacement products, and which contributed to favorable fourth quarter 2010 performance as compared to 2009. As a result, a portion of these shipments are contributing to lower shipments in the first quarter of 2011 as these customers work down their inventory levels. In addition, we estimate that other shipments of between approximately $3.5 million and $5.0 million were shipped to customers in the fourth quarter of 2010 that would have otherwise been shipped during the first quarter of 2011 primarily due to announced price increases effective January 1, 2011. Federal tax credits for high efficiency products are believed to have also contributed favorably to the mix of products sold during 2010. Our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, demonstrated modest growth spurred by first time home buyer tax credits and certain state funds directed toward replacing and upgrading the efficiency of HVAC equipment in existing homes principally in the first half of 2010.

In the C-HVAC segment, net sales for 2010 decreased approximately $35.4 million, or 8.9%, as compared to 2009. Net sales in the C-HVAC segment for 2010 reflect an increase of approximately $7.4 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the C-HVAC segment for 2010 decreased approximately $42.8 million. This decrease is primarily the result of a decline in the non-residential construction and retro-fit markets, and lower prices on contracts negotiated in 2009 and 2010 and delivered in 2010. The decrease in 2010 is also the result of the effect of approximately $3.9 million of net sales recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Backlog for C-HVAC products was approximately $179.8 million at December 31, 2010 as compared to approximately $150.7 million at December 31, 2009. This increase in backlog reflects an increase in orders during the second half of 2010 (at prices lower than 2009 or the first half of 2010) principally for jobs expected to be delivered during the first half of 2011.

Foreign net sales, which are attributed based on the location of our subsidiary responsible for the sale, were approximately 20.0% and 19.9% of consolidated net sales for 2010 and 2009, respectively. Net sales from our Canadian subsidiaries were approximately 11.5% and 11.0% of consolidated net sales for 2010 and 2009, respectively. Net sales from our Canadian subsidiaries include net sales from the RVP and C-HVAC segments. Net sales from our European subsidiaries were approximately 6.4% and 6.8% of consolidated net sales for 2010 and 2009, respectively. Net sales from our European subsidiaries include net sales primarily from the RVP and C-HVAC segments.

Cost of Products Sold.  Consolidated cost of products sold (“COGS”) for 2010 was approximately $1,391.8 million as compared to approximately $1,301.2 million for 2009.

For 2010, COGS includes, among others:

(1) an increase of approximately $11.9 million related to the effect of changes in foreign currency exchange rates,

(2) an increase in non-cash charges related to the amortization of fair value allocated to inventory of approximately $8.6 million as compared to 2009,

(3) an increase in depreciation expense of approximately $6.2 million as compared to 2009,

(4) a reduction in warranty reserves of approximately $4.8 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments,

(5) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in our TECH segment,

(6) an increase of approximately $2.0 million related to an acquisition within the TECH segment during the third quarter of 2010,

(7) a decrease in product liability expense of approximately $2.9 million as compared to 2009, and

(8) a charge of approximately $1.9 million related to a product safety upgrade program within the RVP segment.

For 2009, COGS includes, among others, (1) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in our TECH segment and (2) approximately $1.6 million of severance charges related to certain reduction in workforce initiatives implemented in all four segments. Excluding the effect of these items, COGS for 2010 increased approximately $75.3 million as compared to the same period of 2009.

COGS as a percentage of net sales increased from approximately 72.0% for 2009 to approximately 73.3% for 2010. These changes are primarily due to the factors described above and below.

We continually review the costs of our product lines and look for opportunities to help offset the rising costs of raw materials and transportation when possible.

Overall, consolidated material costs for 2010 were approximately $903.9 million, or 47.6% of net sales, as compared to approximately $819.5 million, or 45.3% of net sales, for 2009. During 2010, we experienced higher material costs as a percentage of net sales as compared to 2009 related primarily to changes in product mix, as well as from higher prices related to the purchases of copper, steel, aluminum, and purchased components, such as compressors. A portion of these increases was offset by strategic sourcing initiatives and improvements in manufacturing processes.

As noted previously, in 2010, the Company experienced higher commodity prices as compared to 2009 primarily related to the purchase of copper, steel, and aluminum, as well as certain purchased components, such as compressors. The Company anticipates that commodity prices for 2011 will continue to increase as compared to 2010. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Direct labor costs for 2010 were approximately $110.2 million, or 5.8% of net sales, as compared to approximately $107.7 million, or 6.0% of net sales, for 2009. The decrease in direct labor costs, as a percentage of net sales, in 2010 as compared to 2009 is primarily the result of changes in product mix, partially offset by lower sales prices within the C-HVAC segment. Changes in production efficiencies also impacted the change in direct labor costs as a percentage of net sales in 2010 as compared to 2009.

Overhead and other costs, including freight, for 2010 were approximately $377.7 million, or 19.9% of net sales, as compared to approximately $374.0 million, or 20.7% of net sales, for 2009. Overhead and other costs for 2010 includes, among others, (1) approximately $12.2 million in non-cash charges related to the amortization of fair value allocated to inventory, (2) approximately $6.2 million of increased depreciation expense, mostly due to fresh-start accounting, as compared to 2009, (3) a reduction in warranty reserves of approximately $4.8 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments, (4) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in our TECH segment, (5) a decrease in product liability expense of approximately $2.9 million as compared to 2009 and (6) a charge of approximately $1.9 million related to a product safety upgrade program within the RVP segment. Overhead and other costs for 2009 includes, among others, (1) approximately $3.6 million in non-cash charges related to the amortization of fair value allocated to inventory and (2) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in our TECH segment. The remaining decrease in the percentage of overhead and other costs to net sales for 2010 is primarily the result of an increase in net sales without a proportionate increase in costs, primarily related to the fixed nature of certain overhead costs.

Freight costs were approximately 4.8% and 4.4% of net sales for 2010 and 2009, respectively. During 2010, we experienced increased freight costs due to increased ocean freight costs, as well as increased diesel fuel costs, as compared to the comparable period of 2009. Continued strategic sourcing initiatives and other cost reduction measures help mitigate fluctuations in freight costs.

Overall, changes in COGS (including material, direct labor, overhead and freight costs) as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices and material costs, as well as changes in productivity levels.

In the RVP segment, COGS for 2010 was approximately $427.1 million, or 70.9% of the segment’s net sales, as compared to approximately $425.5 million, or 73.0% of the segment’s net sales, for 2009. The decrease in the percentage of COGS to net sales in 2010 primarily reflects a decrease in overhead costs as a percentage of net sales, and to a lesser extent a decrease in material costs as a percentage of net sales, mostly in the first half of 2010, resulting primarily from lower prices, in part from strategic sourcing initiatives, related to the purchase of certain component parts. In the RVP segment, overhead and other costs, including freight, for 2010 were approximately $148.8 million, or 24.7% of the segment’s net sales, as compared to approximately $151.2 million, or 25.9% of the segment’s net sales, for 2009. The decrease in overhead costs as a percentage of net sales for 2010 over 2009 primarily relates to increased sales without a proportionate increase in overhead costs, partially offset by higher freight costs.

COGS in the RVP segment for 2010 also reflects (1) an increase of approximately $5.6 million related to the effect of changes in foreign currency exchange rates, (2) a reduction in warranty reserves of approximately $4.1 million due to a change in estimate resulting from favorable experience related to claims management improvements, (3) an increase in depreciation expense of approximately $3.1 million as compared to 2009, primarily as a result of fresh-start accounting, (4) a decrease in product liability expense of approximately $2.1 million as compared to 2009, (5) a charge of approximately $1.9 million related to a product safety upgrade program, and (6) approximately $1.4 million in non-cash charges related to the amortization of fair value allocated to inventory. COGS in the RVP segment for 2009 also reflects (1) approximately $1.3 million in non-cash charges related to the amortization of fair value allocated to inventory and (2) approximately

$1.1 million of severance charges related to certain reduction in workforce initiatives implemented within the segment.

In the TECH segment, COGS for 2010 was approximately $289.1 million, or 62.4% of the segment’s net sales, as compared to approximately $238.1 million, or 59.4% of the segment’s net sales, for 2009. The increase in the percentage of COGS to net sales for 2010 was primarily the result of an increase in material costs as a percentage of net sales primarily due to a change in product mix, partially offset by a decrease in overhead costs as a percentage of net sales. In the TECH segment, overhead and other costs, including freight, for 2010 were approximately $60.7 million, or 13.1% of the segment’s net sales, as compared to approximately $58.0 million, or 14.5% of the segment’s net sales, for 2009. The decrease in the percentage of overhead costs to net sales for 2010 reflects an increase in net sales without a proportionate increase in overhead costs and is net of the effect of certain items as discussed below.

In the TECH segment, COGS for 2010 also includes (1) approximately $9.3 million in non-cash charges related to the amortization of fair value allocated to inventory, (2) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in the segment and (3) an increase of approximately $2.0 million related to an acquisition during the third quarter of 2010. In the TECH segment, COGS for 2009 also includes (1) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in the segment and (2) approximately $1.2 million in non-cash charges related to the amortization of fair value allocated to inventory.

In the R-HVAC segment, COGS for 2010 was approximately $389.9 million, or 82.9% of the segment’s net sales, as compared to approximately $354.4 million, or 83.2% of the segment’s net sales, for 2009. The decrease in COGS as a percentage of net sales for 2010 primarily reflects a decrease in overhead costs as a percentage of net sales as a result of an increase in sales without a proportionate increase in overhead costs. In the R-HVAC segment, overhead and other costs, including freight, for 2010 were approximately $89.0 million, or 18.9% of the segment’s net sales, as compared to approximately $83.6 million, or 19.6% of the segment’s net sales, for 2009. Overhead costs in the R-HVAC segment for 2010 also includes (1) an increase in non-cash charges related to the amortization of fair value allocated to inventory of approximately $0.5 million as compared to 2009, (2) an increase in depreciation expense of approximately $3.6 million as compared to 2009 and (3) a decrease in product liability expense of approximately $1.3 million as compared to 2009. The decrease in COGS as a percentage of net sales for 2010 was partially offset by an increase in material costs as a percentage of net sales resulting from a change in the mix of products sold and higher prices related primarily to the purchases of copper and certain purchased components. Material costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 60.4% and 59.8% for 2010 and 2009, respectively.

In the C-HVAC segment, COGS for 2010 was approximately $285.7 million, or 78.8% of the segment’s net sales, as compared to approximately $283.2 million, or 71.2% of the segment’s net sales, for 2009. The increase in COGS as a percentage of net sales for 2010 primarily reflects lower sales prices and an increase in material costs as a percentage of net sales resulting from higher prices related to the purchases of steel, copper and aluminum. The increase in COGS as a percentage of net sales for 2010 also reflects the effect of approximately $3.9 million of net sales recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Direct labor costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 14.5% and 12.9% for 2010 and 2009, respectively. The increase in direct labor as a percentage of net sales is due, in part, to lower sales prices and lower production efficiencies. In the C-HVAC segment, overhead and other costs, including freight, for 2010 were approximately $79.2 million, or 21.8% of the segment’s net sales, as compared to approximately $81.2 million, or 20.4% of the segment’s net sales, for 2009. The increase in overhead costs as a percentage of net sales for 2010 is primarily due to a decrease in sales volume and lower sales prices without a proportionate decrease in overhead costs. In the C-HVAC segment, COGS for 2010 also includes an increase of approximately $6.3 million related to the effect of changes in foreign currency exchange rates.

Selling, General and Administrative Expense, Net.  Consolidated selling, general and administrative expense, net (“SG&A”) was approximately $399.9 million for 2010 as compared to approximately $381.1 million for 2009. SG&A as a percentage of net sales remained unchanged at approximately 21.1% for 2010 and 2009. SG&A for 2010 reflects (1) approximately $4.3 million of severance and other charges related to the closure of certain facilities in the TECH segment, (2) an increase of approximately $2.9 million related to the effect of changes in foreign currency exchange rates, (3) non-cash share-based compensation expense of approximately $2.8 million, (4) a gain of approximately $2.7 million relating to the reversal of a portion of a loss contingency reserve provided in prior periods, (5) approximately $2.2 million of fees and expenses associated with the acquisition of Ergotron, and (6) an increase of approximately $1.9 million related to an acquisition within the TECH segment during the third quarter of 2010.

SG&A for 2009 includes, among others, (1) a gain of approximately $3.9 million related to our revised estimate of a loss contingency related to an indemnification of a lease guarantee, (2) approximately $3.0 million of severance charges related to certain reduction in workforce initiatives implemented in all four segments, (3) valuation reserves of approximately $2.8 million related to certain assets of a foreign subsidiary that we shutdown in 2010 in the TECH segment, (4) approximately $1.5 million of expense related to early lease termination charges, (5) a gain of approximately $0.7 million related to the favorable settlement of litigation and (6) a gain of approximately $0.6 million related to the sale of assets related to one of our foreign subsidiaries.

Pre-Petition Reorganization Items.  During 2009, we retained financial and legal advisors to assist us in the analysis of our capital structure in light of economic conditions. As a result, we incurred approximately $22.5 million of advisory and other fees related to the reorganization of our capital structure.

Goodwill Impairment Charge.  During 2009, we recorded an approximate $284.0 million non-cash impairment charge to reduce the carrying amount of the TECH reporting unit’s goodwill to the estimated fair value based upon the results of our goodwill impairment testing. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement.

Amortization of Intangible Assets.  Amortization of intangible assets, including developed technology and backlog, increased from approximately $23.7 million for 2009 to approximately $37.0 million for 2010. This increase in 2010 as compared to 2009 is primarily as a result of the effect of fair value adjustments to intangible assets as a result of the application of fresh-start accounting in December 2009.

Operating Earnings (Loss).  Operating earnings increased approximately $275.2 million from an operating loss of approximately $204.6 million for 2009 to operating earnings of approximately $70.6 million for 2010. The operating loss for 2009 includes a non-cash goodwill impairment charge of approximately $284.0 million related to the TECH segment, as described above.

Operating earnings for 2010 includes, among others,

(1) approximately $27.8 million (of which approximately $8.6 million relates to the change in non-cash charges related to the amortization of fair value allocated to inventory) of increased depreciation and amortization expense related primarily to the effect of fair value adjustments to inventory, property and equipment, and intangible assets as a result of the application of fresh-start accounting in December 2009,

(2) approximately $4.5 million of severance and other charges related to the closure of certain facilities within the TECH segment,

(3) a reduction in warranty reserves of approximately $4.8 million due to the Company’s change in estimate of expected warranty claims within the RVP and C-HVAC segments,

(4) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in our TECH segment,

(5) a decrease in product liability expense of approximately $2.9 million as compared to 2009,

(6) non-cash share-based compensation expense of approximately $2.8 million,

(7) a gain of approximately $2.7 million relating to the reversal of a portion of a loss contingency reserve provided in prior periods,

(8) approximately $2.2 million of fees and expenses associated with the acquisition of Ergotron,

(9) charge of approximately $1.9 million related to a product safety upgrade program within the RVP segment, and

(10) a gain of approximately $1.7 million related to the effect of changes in foreign currency exchange rates.

Operating loss for 2009 includes, among others,

(1) advisory fees of approximately $22.5 million related to the analysis of our capital structure in light of economic conditions during 2009,

(2) approximately $4.6 million of severance charges related to certain reduction in workforce initiatives implemented in all four segments,

(3) a gain of approximately $3.9 million related to our revised estimate of a loss contingency related to an indemnification of a lease guarantee,

(4) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in our TECH segment,

(5) valuation reserves of approximately $2.8 million related to certain assets of a foreign subsidiary that we shutdown in 2010 in the TECH segment,

(6) approximately $1.5 million of expense related to early lease termination charges,

(7) a gain of approximately $0.7 million related to the favorable settlement of litigation, and

(8) a gain of approximately $0.6 million related to the sale of assets related to one of our foreign subsidiaries.

The remaining changes in operating earnings (loss) between 2010 as compared to 2009 are primarily due to the factors discussed above and that follow.

In the RVP segment, operating earnings for 2010 were approximately $56.1 million as compared to approximately $54.0 million for 2009. The increase in the RVP segment’s operating earnings for 2010 is primarily the result of increased sales volume in the segment’s North American business and a decrease in material and overhead costs as a percentage of net sales.

Operating earnings for the RVP segment for 2010 also reflects (1) approximately $12.5 million of increased depreciation and amortization expense related primarily to the effect of fair value adjustments to inventory, property and equipment, and intangible assets as a result of the application of fresh-start accounting in December 2009, (2) a reduction in warranty reserves of approximately $4.1 million due to a change in estimate resulting from favorable experience related to claims management improvements, (3) a decrease in product liability expense of approximately $2.1 million as compared to 2009, (4) an increase of approximately $2.0 million related to changes in foreign currency exchange rates and (5) a charge of approximately $1.9 million related to a product safety upgrade program. Operating earnings for the RVP segment for 2009 also reflects approximately $1.9 million of severance charges related to certain reduction in workforce initiatives implemented within the segment.

In the TECH segment, operating earnings for 2010 were approximately $12.1 million as compared to an operating loss of approximately $274.0 million for 2009. The TECH operating loss for 2009 includes a non-cash goodwill impairment charge of approximately $284.0 million. Operating earnings for the TECH segment for 2010 includes (1) an increase in non-cash charges related to the amortization of fair value allocated to inventory of approximately $8.1 million as compared to 2009, (2) approximately $4.5 million of severance and other charges related to the closure of certain facilities within the segment and (3) a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in the segment. The operating loss for the TECH segment for 2009 also includes (1) a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries and (2) valuation reserves of approximately $2.8 million related to certain assets of a foreign subsidiary that we shutdown in 2010. Excluding the effect of these charges in 2010 and 2009, operating earnings increased approximately $5.9 million for 2010 as compared to 2009. This increase is primarily the result of a new customer, which contributed approximately $52.1 million of increased net sales, as noted previously, during 2010 partially offset by an increase in material costs as a percentage of net sales.

In the R-HVAC segment, operating earnings for 2010 were approximately $23.6 million as compared to approximately $15.2 million for 2009. The increase in the R-HVAC segment’s operating earnings for 2010 is primarily a result of an increase in sales volume and to a lesser extent, a decrease in overhead and other costs as a percentage of net sales, partially offset by an increase in material costs as a percentage of net sales. Operating earnings for 2010 for the R-HVAC segment also includes (1) approximately $4.6 million (of which approximately $0.5 million relates to the increase in non-cash charges related to the amortization of fair value allocated to inventory) of increased depreciation and amortization expense related primarily to the effect of fair value adjustments to inventory, property and equipment, and intangible assets as a result of the application of fresh-start accounting in December 2009 and (2) a decrease in product liability expense of approximately $1.3 million as compared to 2009.

In the C-HVAC segment, operating earnings for 2010 were approximately $5.7 million as compared to approximately $39.7 million for 2009. This decrease in operating earnings is primarily the result of a decrease in sales volume and prices, increases in material costs as a percentage of net sales primarily related to the purchase of steel, copper and aluminum, and also includes the effect of approximately $3.9 million of net sales recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Operating earnings for the C-HVAC segment for 2010 also reflects (1) approximately $4.7 million of increased amortization expense related primarily to the effect of fair value adjustments to intangible assets as a result of the application of fresh-start accounting in December 2009 and (2) a reduction in warranty reserves of approximately $0.7 million due to the Company’s change in estimate of expected warranty claims. Operating earnings for the C-HVAC segment for 2009 also reflects (1) approximately $1.3 million of expense related to early lease termination charges, (2) approximately $1.1 million of severance charges related to certain reduction in workforce initiatives implemented within the segment and (3) a gain of approximately $0.6 million related to the sale of assets related to one of our foreign subsidiaries.

Operating losses of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately 5.8% of operating earnings (before unallocated and corporate expenses) for 2010. Excluding the non-cash goodwill impairment charge recorded in 2009, operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately 5.9% of operating earnings (before unallocated and corporate expenses) for 2009. Net sales and earnings derived from international markets are subject to economic, political and currency risks, among others.

Interest Expense.  Interest expense decreased approximately $43.5 million, or approximately 31.2%, during 2010 as compared to 2009. This decrease is primarily due to a substantial reduction in total outstanding indebtedness as a result of the cancellation of our 10% Senior Secured Notes due 2013, 8 1/2% Senior Subordinated Notes due 2014 and 9 7/8% Senior Subordinated Notes due 2011 in connection with our bankruptcy proceedings under Chapter 11, partially offset by the effect of higher interest rates under our $300.0 million asset-based revolving credit facility (the “ABL Facility”) and from the issuance of our 11% Senior Secured Notes due 2013 (the “11% Notes”) in conjunction with our reorganization under Chapter 11 during 2009. The decrease in interest expense was also offset by interest expense from the issuance of our 10% Notes on November 23, 2010.

Gain on Reorganization Items, net.  In conjunction with our emergence from bankruptcy in 2009, we recorded a pre-tax gain on reorganization items, net of approximately $619.1 million related to our reorganization proceedings and the impact of adopting fresh-start accounting. A summary of this restated net pre-tax gain for the period ended December 19, 2009 is as follows (amounts in millions):

Pre-tax reorganization items:
Gain on settlement of liabilities subject to compromise	$539.9
Elimination of Predecessor deferred debt expense and debt discount	(33.9)
Elimination of deferred debt expense related to the Predecessor ABL Facility	(8.7)

497.3
Post-petition professional fees and other reorganization costs	(9.2)

488.1
Non-cash pre-tax fresh-start accounting adjustments	131.0

Pre-tax gain on Reorganization Items, net	$619.1

(Benefit) Provision for Income Taxes.  The benefit from income taxes for 2010 was approximately $11.6 million as compared to a provision for income taxes of approximately $83.6 million for 2009. The effective income tax rate of a benefit of approximately 46.4% for 2010 differs from the expected United States federal statutory rate of a benefit of 35% principally as a result of a tax benefit for capitalized research and development costs and a decrease in FIN 48 reserves, including interest, partially offset by an increase in the valuation allowances on certain foreign entities, nondeductible expenses and the effect of foreign operations. In connection with the filing of our U.S. federal tax return for the period ended December 17, 2009 in the third quarter of 2010, we made an election to capitalize for tax purposes research and development costs. This election resulted in the creation of a deferred tax asset that will be amortized over a 10 year period. As a result of this election, we recorded a deferred tax benefit of approximately $10.9 million, including a state tax benefit of approximately $1.0 million, in 2010. The effective income tax rate of approximately 30.3% for 2009 differs from the expected United States federal statutory rate of 35% principally as a result of the exclusion, from taxable income, of income related to the discharge of indebtedness, and the reversal of prior period valuation allowances against income recognized as a result of fresh-start accounting adjustments, offset by the non-deductibility of goodwill impairment charges.

In the third quarter of 2010, we reached a settlement related to an income tax and VAT audit. The total amount that we paid in connection with this settlement was approximately $1.7 million, of which approximately $0.9 million related to income taxes and approximately $0.8 million related to VAT. The approximate $0.8 million related to VAT was recorded within selling, general and administrative expense, net in the accompanying 2010 consolidated statement of operations. We had previously established income tax reserves for these uncertain income tax positions totaling approximately $2.3 million, including interest.

The change in the effective income tax rates between 2010 and 2009 is principally due to the fact that, as a result of our reorganization in late 2009 and the related fresh-start accounting adjustments, we are able to recognize the tax benefit of our losses, and as such, additional valuation allowances are not required. See Note 7, “Income Taxes”, to the consolidated financial statements included elsewhere in this registration statement.

Combined year ended December 31, 2009 (Restated) as compared to the year ended December 31, 2008

Net Sales.  As discussed further in the following paragraphs, net sales for 2009 decreased by approximately $461.8 million, or 20.3%, as compared to 2008. The effect of changes in foreign currency exchange rates reduced net sales by approximately $24.0 million in 2009. Excluding the effect of changes in foreign currency exchange rates, net sales for 2009 decreased approximately $437.8 million as compared to 2008.

In the RVP segment, net sales for 2009 decreased approximately $132.9 million or 18.6% as compared to 2008. Net sales in the RVP segment for 2009 reflect a decrease of approximately $11.8 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the RVP segment for 2009 decreased approximately $121.1 million as compared to 2008. The decrease is primarily a result of the decline in residential new construction activity and to a lesser extent, a decline in residential remodeling and replacement activity in the United States and Canada. In 2009, housing starts declined by approximately 39% and 29% in the United States and Canada, respectively. The segment’s sales to the remodeling and replacement market were adversely impacted by tight availability of home equity loans which consumers often use to finance such projects. Local currency net sales of our European range hood business also declined due to the global economic downturn. Kitchen range hoods and bathroom exhaust fans are the largest product categories sold in the RVP segment, accounting for approximately 79.3% of the RVP segment’s total sales for 2009. Sales of range hoods and bathroom exhaust fans for the RVP segment’s domestic subsidiaries decreased approximately 12.7% in 2009, and excluding the effect of changes in foreign currency exchange rates, sales of range hoods and bathroom exhaust fans for the RVP segment’s foreign subsidiaries decreased approximately 23.1% in 2009.

In the TECH segment, net sales for 2009 decreased approximately $113.3 million or 22.0% as compared to 2008 primarily due to a significant decline in volume due to the overall decline in the residential and light-commercial construction and retro-fit markets, as well as overall lower levels of consumer spending on high-end electronic and home entertainment products. Net sales in the TECH segment for 2009 include a decrease of approximately $0.5 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the TECH segment for 2009 decreased approximately $112.8 million.

In the R-HVAC segment, net sales for 2009 decreased approximately $98.3 million or 18.7% as compared to 2008. This decrease is primarily the result of lower sales volume of HVAC products sold to residential site built and manufactured housing customers driven largely by the sharp downturn in residential construction activity and the overall economy. Consistent with the industry, the majority of our products sold in this segment are used in replacement applications. During the economic downturn, we have seen a trend whereby consumers have opted to repair existing units or use cheaper solutions for cooling purposes in order to save money in the short-run rather than purchase replacement units. Our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, constituted approximately 4.7% of our consolidated net sales for each of 2009 and 2008.

In the C-HVAC segment, net sales for 2009 decreased approximately $117.3 million or 22.8% as compared to 2008. Net sales in the C-HVAC segment for 2009 include a decrease of approximately $11.7 million attributable to the effect of changes in foreign currency exchange rates. Excluding the effect of changes in foreign currency exchange rates, net sales in the C-HVAC segment for 2009 decreased approximately $105.6 million. The decrease is partly due to the fact that the segment sold approximately $72.7 million related to a large project in Saudi Arabia in 2008, with only minimal follow-up sales in 2009. This decline was partially offset by the recognition of approximately $3.9 million of net sales deferred in 2008 on this project which was recognized upon the resolution and collection of retainage in the first quarter of 2009. The remaining decline in net sales for the segment is a result of a decline in the non-residential construction and retro-fit markets particularly in the second half of 2009. Backlog for C-HVAC products was approximately $150.7 million at December 31, 2009 and approximately $202.0 million at December 31, 2008. The decrease in backlog at December 31, 2009 as compared to December 31, 2008 reflects a decrease in orders during the final several months of 2009 for jobs expected to be delivered during the first half of 2010.

Foreign net sales, which are attributed based on the location of our subsidiary responsible for the sale, were approximately 19.9% and 21.2% of consolidated net sales for 2009 and 2008, respectively. Net sales from our Canadian subsidiaries were approximately 11.0% and 9.7% of consolidated net sales for 2009 and 2008, respectively. Net sales from our Canadian subsidiaries include net sales from the RVP and C-HVAC segments. Net sales from our European subsidiaries were approximately 6.8% and 8.9% of consolidated net sales for 2009 and 2008, respectively. Net sales from our European subsidiaries include net sales primarily from the RVP and C-HVAC segments and to a lesser extent the TECH segment.

Cost of Products Sold.  Consolidated cost of products sold (“COGS”) for 2009 was approximately $1,301.2 million as compared to approximately $1,673.5 million for 2008. COGS decreased in 2009 as compared to 2008, in part, due to a reduction in sales levels, cost reduction measures initiated in 2008 and 2009 of approximately $32.5 million, and a decrease of approximately $18.7 million related to the effect of changes in foreign currency exchange rates. COGS as a percentage of net sales decreased from approximately 73.7% for 2008 to approximately 72.0% for 2009 primarily due to the factors described below.

We continually review the costs of our product lines and seek opportunities to increase prices to help offset the rising costs of raw materials and transportation when possible. During 2008, we implemented certain price increases, which carried over into 2009, in each of our four segments to help offset higher costs.

Overall, consolidated material costs for 2009 were approximately $819.5 million, or 45.3% of net sales, as compared to approximately $1,081.7 million, or 47.7% of net sales, for 2008. During 2009, we experienced lower material costs as compared to 2008 related primarily to purchases of steel, copper, aluminum, and related purchased components, such as compressors, and fans/blowers. Strategic sourcing initiatives and improvements in manufacturing processes also contributed to the decrease in material costs in 2009 as compared to 2008.

In the second half of 2009, the price of certain commodities (steel, copper, and aluminum) began to increase over price levels experienced in the first half of 2009.

Direct labor costs for 2009 were approximately $107.7 million, or 6.0% of net sales, as compared to approximately $137.7 million or 6.1% of net sales, for 2008. The decrease in direct labor costs in 2009 as compared to 2008 is primarily the result of headcount reductions that occurred during 2009.

Overhead costs, including freight, for 2009 were approximately $374.0 million, or 20.7% of net sales, as compared to approximately $454.1 million, or 20.0% of net sales, for 2008. The increase in the percentage of overhead costs to net sales for 2009 is due, in part, to a decrease in sales volume which results in lower absorption rates due, in part, to the fixed nature of certain overhead costs.

Freight costs were approximately 4.4% and 5.4% of net sales for 2009 and 2008, respectively. During 2009, we experienced decreased freight costs primarily due to decreased fuel surcharges as compared to 2008. Continued strategic sourcing initiatives and other cost reduction measures also help to mitigate fluctuations in freight costs. These cost reduction measures reduced the overall effect of freight costs on cost of goods sold as a percentage of net sales for 2009 as compared to 2008.

Overall, changes in the COGS (including material, direct labor, overhead and freight costs) as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices and material costs, as well as changes in productivity levels.

In the RVP segment, COGS for 2009 was approximately $425.5 million or 73.0% of the segment’s net sales, as compared to approximately $546.3 million, or 76.3% of the segment’s net sales for 2008. The decrease in the percentage of COGS to net sales in 2009 reflects a decrease in material costs as a percentage of net sales and to a lesser extent, a decrease in direct labor costs as a percentage of net sales. COGS in the RVP segment for 2009 also reflects (1) a decrease of approximately $9.2 million related to the effect of changes in foreign currency exchange rates, and (2) an increase in product liability expense of approximately $6.2 million as compared to 2008. COGS in the RVP segment for 2008 includes costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $4.5 million.

In the TECH segment, COGS for 2009 was approximately $238.1 million or 59.4% of the segment’s net sales, as compared to approximately $286.8 million, or 55.8% of the segment’s net sales for 2008. The increase in the percentage of COGS to net sales is primarily as a result of an increase in material costs as a percentage of net sales, and to a lesser extent, an increase in overhead costs as a percentage of net sales due to the fixed nature of certain overhead costs. COGS in the TECH segment for 2009 also reflects a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in the segment and a decrease of approximately $0.3 million related to the effect of changes in foreign currency exchange rates.

In the R-HVAC segment, COGS for 2009 was approximately $354.4 million, or 83.2% of the segment’s net sales, as compared to approximately $448.0 million, or 85.4% of the segment’s net sales, for 2008. The decrease in COGS as a percentage of net sales for 2009 primarily reflects a decrease in material costs as a percentage of net sales resulting primarily from the purchase of steel, copper and aluminum, and to a lesser extent, a decrease in direct labor costs as a percentage of net sales. Material costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 59.8% and 61.6% for 2009 and 2008, respectively.

In the C-HVAC segment, COGS for 2009 was approximately $283.2 million, or 71.2% of the segment’s net sales, as compared to approximately $392.4 million, or 76.2% of the segment’s net sales, for 2008. Direct labor costs in this segment are generally higher as a percentage of net sales than our other segments and were approximately 12.9% and 11.8% in 2009 and 2008, respectively. The decrease in COGS as a percentage of net sales for 2009 primarily reflects a decrease in material costs resulting primarily from the purchase of steel, copper and aluminum, and to a lesser extent, from price increases implemented in 2008, and also reflects the effect of approximately $3.9 million of net sales deferred in 2008, under a large contract, and recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs. In the C-HVAC segment, COGS for 2009 also includes a decrease of approximately $9.2 million related to the effect of changes in foreign currency exchange rates.

Selling, General and Administrative Expense, Net.  Consolidated selling, general and administrative expense, net (“SG&A”) was approximately $381.1 million for 2009 as compared to approximately $468.0 million for 2008. SG&A decreased in 2009 as compared to 2008, in part, due to cost reduction measures initiated in 2008 and 2009 of approximately $43.2 million and a decrease of approximately $5.8 million related to the effect of changes in foreign currency exchange rates. SG&A as a percentage of net sales increased from approximately 20.6% for 2008 to approximately 21.1% for 2009 primarily as a result of the decline in net sales, partially offset by the effect of certain expense reduction measures as noted above.

Pre-Petition Reorganization Items.  During 2009, we retained financial and legal advisors to assist us in the analysis of our capital structure in light of economic conditions. As a result, we incurred approximately $22.5 million of advisory and other fees related to the reorganization of our capital structure.

Goodwill Impairment Charge.  During 2009, we recorded an approximate $284.0 million non-cash impairment charge to reduce the carrying amount of the TECH reporting unit’s goodwill to the estimated fair value based upon the results of our goodwill impairment testing. During 2008, we recorded an approximate $710.0 million non-cash impairment charge to reduce the carrying amount of our goodwill to the estimated fair value based upon the results of our goodwill impairment testing. See Note 4, “Summary of Significant Accounting Policies”, to the consolidated financial statements included elsewhere in this registration statement.

Operating Earnings (Loss).  Consolidated operating loss decreased approximately $405.4 million from approximately $610.0 million for 2008 to approximately $204.6 million for 2009. During 2008, we recorded a non-cash goodwill impairment charge of approximately $710.0 million, and in 2009, we recorded a non-cash goodwill impairment charge of approximately $284.0 million. The operating loss for 2009 also includes approximately $22.5 million of pre-petition reorganization items related to the restructuring of our capital structure and a decrease of approximately $0.6 million related to the effect of changes in foreign currency exchange rates. Excluding the effect of these non-cash goodwill impairment charges, pre-petition reorganization items, and changes in foreign currency exchange rates, operating earnings increased approximately $1.3 million for 2009 as compared to 2008. The remaining changes in operating loss are primarily due to the factors discussed above and that follow.

For 2009, the RVP segment had operating earnings of approximately $54.0 million as compared to an operating loss of approximately $391.9 million for 2008. During 2008, we recorded a non-cash impairment charge of approximately $444.0 million to reduce the carrying amount of the RVP segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of this non-cash goodwill impairment charge in 2008, operating earnings increased approximately $1.9 million for 2009 as compared to 2008. The remaining increase in the RVP segment’s operating earnings for 2009 is primarily a result of a decrease in material and direct labor costs and expense reductions, partially offset by lower sales volume. Operating earnings for the RVP segment also reflects a decrease of approximately $0.4 million related to changes in foreign currency exchange rates.

For 2009, the TECH segment had an operating loss of approximately $274.0 million as compared to an operating loss of approximately $39.2 million for 2008. During 2009 and 2008, we recorded non-cash impairment charges of approximately $284.0 million and $77.0 million, respectively, to reduce the carrying amount of the TECH segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of these non-cash goodwill impairment charges, operating earnings decreased approximately $27.8 million for 2009 as compared to 2008. In addition, we provided a valuation reserve of approximately $2.8 million related to certain assets of a foreign subsidiary in the TECH segment that was shut down in 2010. The remaining decrease is primarily the result of decreased sales volume without a proportionate decrease in overhead costs, and increased material costs, partially offset by expense reductions. The 2009 operating loss for the TECH segment also includes a loss contingency reserve of approximately $3.0 million related to one of our subsidiaries in the segment and was reduced by approximately $0.7 million related to changes in foreign currency exchange rates.

For 2009, the R-HVAC segment had operating earnings of approximately $15.2 million as compared to an operating loss of approximately $176.8 million for 2008. During 2008, we recorded a non-cash impairment charge of approximately $189.0 million to reduce the carrying amount of the R-HVAC segment’s goodwill to its estimated fair value based upon the results of our goodwill impairment testing. Excluding the effect of this non-cash goodwill impairment charge in 2008, operating earnings increased approximately $3.0 million for 2009 as compared to 2008. The remaining increase in the R-HVAC segment’s operating earnings for 2009 is primarily a result of a decrease in material costs, expense reductions, and to a lesser extent direct labor costs, partially offset by lower sales volume.

For 2009, the C-HVAC segment had operating earnings of approximately $39.7 million as compared to approximately $34.2 million for 2008. This increase is primarily the result of a decrease in material costs relating to the purchase of steel, copper and aluminum and to a lesser extent, approximately $3.9 million of net sales deferred in 2008, under a large contract, and recognized as revenue upon the resolution and collection of retainage in the first quarter of 2009 without any associated costs or expenses. Operating earnings for the C-HVAC segment also reflects an increase of approximately $0.3 million related to changes in foreign currency exchange rates.

Excluding the non-cash goodwill impairment charges recorded in 2009 and 2008, operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian subsidiaries, were approximately 5.9% and 8.8% of operating earnings (before unallocated and corporate expenses) for 2009 and 2008, respectively. Net sales and earnings derived from international markets are subject to the risks of currency fluctuations, among others.

Interest Expense.  Interest expense increased approximately $4.5 million, or approximately 3.3%, during 2009 as compared to 2008. This increase is the net result of the impact of higher interest rates of approximately $6.8 million as a result of our 10% Notes and the Predecessor ABL Facility, both of which were consummated on May 20, 2008, and the impact of higher average principal balances of approximately $9.1 million. In addition, our interest expense increased approximately $1.7 million in 2009 due to increased amortization of deferred debt expense related to the additional deferred financing costs associated with the Predecessor 10% Notes and the Predecessor ABL Facility. These increases were partially offset by a reduction in interest expense of approximately $12.6 million related to the Chapter 11 proceedings and the related elimination of certain of our debt during 2009.

Loss from Debt Retirement.  On May 20, 2008, we sold $750.0 million of our Predecessor 10% Notes and also entered into the Predecessor ABL Facility. The net proceeds from the Predecessor 10% Notes and the Predecessor ABL Facility were used to repay all of the outstanding indebtedness under our then existing senior secured credit facility, which included approximately $675.5 million outstanding under our senior secured term loan and approximately $80.0 million outstanding under the revolving portion of the senior secured credit facility. The redemption of our senior secured term loan resulted in a pre-tax loss of approximately $9.9 million in the second quarter of 2008, primarily as a result of writing off unamortized deferred debt expense.

Gain on Reorganization Items, net.  In conjunction with our emergence from bankruptcy in 2009, we recorded a pre-tax gain on reorganization items, net of approximately $619.1 million related to our reorganization proceedings and the impact of adopting fresh-start accounting. A summary of this restated net pre-tax gain for the period ended December 19, 2009 is as follows (amounts in millions):

Pre-tax reorganization items:
Gain on settlement of liabilities subject to compromise	$539.9
Elimination of Predecessor deferred debt expense and debt discount	(33.9)
Elimination of deferred debt expense related to the Predecessor ABL Facility	(8.7)

497.3
Post-petition professional fees and other reorganization costs	(9.2)

488.1
Non-cash pre-tax fresh-start accounting adjustments	131.0

Pre-tax gain on Reorganization Items, net	$619.1

Provision for Income Taxes.  The provision for income taxes for 2009 was approximately $83.6 million as compared to approximately $26.9 million for 2008. The effective income tax rate of approximately 30.3% for 2009 differs from the expected United States federal statutory rate of 35% principally as a result of the exclusion, from taxable income, of income related to the discharge of indebtedness, and the reversal of prior period valuation allowances against income recognized as a result of fresh-start accounting adjustments, offset by the non-deductibility of goodwill impairment charges. The effective income tax rate of approximately (3.6)% for 2008 differs from the expected United States federal statutory rate of 35% principally as a result of the estimated non-cash goodwill impairment charge recorded in 2008, non-deductible expenses, increases in valuation allowances against deferred tax assets, state income tax provisions, the effect of foreign operations and interest on uncertain tax positions. The change in the effective income tax rates between 2009 and 2008 is principally due to the tax effects of fresh-start accounting adjustments. See Note 7, “Income Taxes”, to the consolidated financial statements included elsewhere in this registration statement.

During the third quarter of 2008, we evaluated the realizability of our domestic deferred tax assets as a result of economic conditions, our operating results and our revised forecast, including the increase in future interest expense as a result of the debt refinancing that occurred in May 2008. As a result of this analysis during the third quarter of 2008, we established a valuation allowance of approximately $14.6 million against domestic deferred tax assets in existence at December 31, 2007. In addition, for the year ended December 31, 2008, we recorded a valuation allowance against certain tax assets related to domestic and foreign operating losses generated in 2008 of approximately $40.9 million. During 2009, prior to the Effective Date, we provided an additional federal, foreign and state valuation allowance of approximately $57.0 million. In assessing the need for a valuation allowance, we assessed the available means of recovering our deferred tax assets, including the ability to carry back net operating losses, available deferred tax liabilities, tax planning strategies and projections of future taxable income. At the time of the evaluation, we concluded that it was more likely than not, based upon all available evidence, that a valuation allowance was required for substantially all of our net domestic deferred tax assets, and certain foreign deferred tax assets and net operating losses.

As of December 31, 2009, as a result of income and related deferred tax liabilities recognized through fresh-start accounting, we have determined that a valuation allowance is no longer required for most of our domestic deferred tax assets. We have sufficient reversing deferred tax liabilities available so that it is more likely than not that our deferred tax assets will be realized. We continue to maintain a valuation allowance for foreign net operating loss carryforwards and for certain deferred tax assets that, if recognized, would result in capital losses.

During 2009, we received a report of proposed audit adjustments related to one of our foreign subsidiaries. In the report, the taxing authorities proposed adjustments resulting in additional income tax related penalties and interest up to a maximum amount of approximately $5.0 million. We reviewed the report and the related proposed adjustments. Based upon our review of the audit report and related proposed adjustments, approximately $1.5 million of additional taxes, interest and penalties were recorded in 2009 related to these uncertain tax positions. At December 31, 2009, we had accrued a total of approximately $2.3 million of tax, penalties and interest related to these proposed adjustments (including approximately $0.8 million that had been accrued in previous years).

Liquidity and Capital Resources

Our primary liquidity needs are to fund general business requirements, including working capital requirements, capital expenditures, interest payments and debt repayments. Our principal sources of liquidity are cash flows from subsidiaries, existing unrestricted cash and cash equivalents, and the use of borrowings under the ABL Facility. The indentures related to our 10% Notes, 8.5% Notes, the credit agreements governing our ABL Facility and Term Loan Facility, and other agreements governing our indebtedness and the indebtedness of our subsidiaries contain certain restrictive financial and operating covenants, including covenants that restrict our ability and the ability of our subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets, and take certain other corporate actions. See Note 8, “Notes, Mortgage Notes and Obligations Payable” to the consolidated financial statements and Note G, “Notes, Mortgage Notes and Obligations Payable” to the unaudited condensed consolidated financial statements included elsewhere in this registration statement and “Debt Covenant Compliance” below.

We believe that our unrestricted cash and cash equivalents as of December 31, 2010, our estimated cash flows from our subsidiaries and borrowings available under our ABL Facility will be sufficient to fund our operations, anticipated capital expenditures and debt repayment obligations through at least the next twelve months based on our current operating plan.

We believe that our primary long-term capital requirements relate to servicing and repaying our indebtedness. At July 2, 2011, we had aggregate principal outstanding of $250.0 million under the 10% Notes, $500.0 million in aggregate principal outstanding under the 8.5% Notes (excluding approximately $7.1 million of unamortized debt discount), $349.1 million in aggregate principal outstanding under the Term Loan Facility (excluding approximately $8.1 million of unamortized debt discount) and approximately $117.0 million under the ABL Facility. We are currently obligated to make periodic principal and interest payments under the 10% Notes, the 8.5% Notes, the ABL Facility, the Term Loan Facility, as well as other indebtedness. Additionally, we will be required to repay amounts outstanding under the ABL Facility in 2015, under our 10% Notes in 2018 and under our 8.5% Notes in 2021. We will be required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the Term Loan Facility, with the balance due in 2017. See “Contractual Obligations” below for detail on our payment obligations under our indebtedness.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future and to access the capital markets. Our ability to generate cash in the future will be dependent upon, among other things, the performance of our operating segments, and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our ability to repay our outstanding indebtedness will also depend on our ability to access the capital markets in order to refinance all amounts outstanding under the 10% Notes, the 8.5% Notes, the ABL Facility and the Term Loan Facility as we do not anticipate generating sufficient cash flow from operations to repay such amounts in full. We cannot assure you that funds will be available to us in the capital markets, together with cash generated from operations, in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot assure you that we will be able to refinance any of our indebtedness, including the 10% Notes, the 8.5% Notes, the ABL Facility and the Term Loan Facility, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

Second Quarter 2011 Debt Transactions

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”). The Company also entered into a new senior secured term loan with a final maturity in 2017 and optional interest rates at the election of the Company, including LIBOR, as defined, plus 4.0% with a LIBOR floor of 1.25% (the “Term Loan Facility”). The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011, which resulted in net debt to the Company of approximately $348.2 million, after deducting an original issue discount of approximately $1.8 million. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. As discussed further below, the Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes, which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. Net cash from these debt transactions of approximately $2.3 million was retained by the Company for general corporate purposes.

The following is a summary of sources and uses in the second quarter of 2011 related to these debt transactions:

(Amounts in millions)

Sources:
Proceeds from issuance of the 8.5% Notes	$500.0
Proceeds from Term Loan Facility after deducting original issue discount of approximately $1.8 million	348.2

Total sources	848.2

Uses:
Repurchase or redemption of 11% Notes	(753.3)
Tender and redemption premiums for 11% Notes	(37.8)
Accrued and unpaid interest through the date of tender or redemption	(33.9)

Subtotal—11% Notes repurchase or redemption	(825.0)
Underwriting commissions and legal, accounting and other expenses	(20.9)

Total uses	(845.9)

Net cash to Nortek	$2.3

During the second quarter of 2011, the Company used approximately $731.1 million of the net proceeds to repurchase approximately 88.5% or approximately $666.6 million aggregate principal amount of the 11% Notes through a tender offer in accordance with the terms of the Company’s purchase and consent solicitation statement dated April 12, 2011 (the “Tender Offer”), which was completed on April 26, 2011. The Tender Offer entitled the holders of the 11% Notes to receive $1,052.50 per $1,000 in principal amount, plus accrued and unpaid interest, and resulted in a supplemental indenture to the 11% Notes, which substantially eliminated all affirmative and restrictive covenants and certain events of default under the indenture and provided for a shorter notice period in connection with a voluntary redemption. The Company used approximately $93.9 million to discharge its remaining obligations under the 11% Note indenture (approximately $86.7 million aggregated principal amount) through a deposit in trust funds sufficient to pay and discharge all remaining indebtedness, including accrued and unpaid interest, on the 11% Notes in conjunction with the notices of redemption sent to the remaining holders of the 11% Notes. Under the terms of the supplemental indenture to the 11% Notes, the Company was permitted to redeem $75.0 million aggregate principal amount at 103%, plus accrued and unpaid interest, and the remaining $11.7 million aggregate principal amount at 105%, plus accrued and unpaid interest.

As certain holders of the new 8.5% Notes and Term Loan Facility had previously held the 11% Notes up to the time of their repurchase or redemption, in accordance with Accounting Standards Codification 470-50, “Debt Modifications and Extinguishments” (“ASC 470-50”), the Company determined that, of the total approximately $60.5 million of original issue discounts, underwriting commissions, legal, accounting and other expenses and tender and redemption premiums, approximately $33.8 million should be recorded as a loss on debt retirement and that approximately $11.2 million and $15.5 million should be recorded as deferred debt expense and debt discount, respectively, and amortized over the lives of the respective debt instruments. The approximately $11.2 million of deferred debt expense was allocated approximately $6.3 million to the 8.5% Notes and approximately $4.9 million to the Term Loan Facility. The approximately $15.5 million of debt discount was allocated approximately $7.2 million to the 8.5% Notes and approximately $8.3 million to the Term Loan Facility.

Based on the initial interest rate of 5.25% for the Term Loan Facility, the Company expects that its annual cash interest costs will be reduced by approximately $22.0 million as a result of the debt transactions described above. Approximately $82.9 million of annual cash interest related to the 11% Notes will be eliminated and replaced by approximately $60.9 million of annual cash interest related to the 8.5% Notes and the Term Loan Facility.

Cash Flows

For the first half of 2011, net cash from operating activities decreased by approximately $41.7 million from net cash provided by operating activities of approximately $9.6 million for the first half of 2010 to net cash used in operating activities of approximately $32.1 million for the first half of 2011. This change was primarily the result of a decrease in net earnings (after the exclusion of non-cash items, including loss from debt retirement of approximately $33.8 million) of approximately $13.9 million combined with an increase in working capital needs of approximately $28.1 million primarily related to sales expected to occur in the third quarter of 2011.

For fiscal year 2010, net cash provided by operating activities increased approximately $18.7 million from approximately $28.2 million for 2009 to approximately $46.9 million for 2010. This change was primarily the net result of an increase in net earnings (after the exclusion of non-cash items) of approximately $40.4 million, partially offset by an increase in working capital needs of approximately $22.3 million.

For the first half of 2011, net cash used in investing activities increased approximately $37.5 million from approximately $8.5 million for the first half of 2010 to approximately $46.0 million for the first half of 2011. This increase was primarily the result of an increase in net cash paid for businesses acquired of approximately $24.3 million, an investment in a joint venture of approximately $5.3 million and an increase in capital expenditures of approximately $2.3 million. Capital expenditures were approximately $10.6 million and $8.3 million for the first half of 2011 and 2010, respectively. Capital expenditures were approximately $19.8 million for the year ended December 31, 2010 and are expected to be between approximately $20.0 million and $25.0 million for 2011.

For fiscal year 2010, net cash used in investing activities increased approximately $269.4 million from approximately $34.0 million for 2009 to approximately $303.4 million for 2010. This increase was primarily the result of an increase in payments for acquisitions of approximately $271.1 million and an increase in capital expenditures of approximately $1.4 million. Capital expenditures were approximately $19.8 million for 2010 as compared to approximately $18.4 million for 2009.

For the first half of 2011, net cash from financing activities increased by approximately $111.9 million from net cash used in financing activities of approximately $49.7 million for the first half of 2010 to net cash provided by financing activities of approximately $62.2 million for the first half of 2011. This change is primarily the result of the second quarter 2011 debt transactions as noted above of approximately $36.2 million, an increase in borrowings of approximately $37.3 million and a decrease in payments relating to outstanding borrowings of approximately $40.5 million.

For fiscal year 2010, net cash from financing activities increased by approximately $311.4 million from net cash used in financing activities of approximately $86.8 million for 2009 to net cash provided by financing activities of approximately $224.6 million for 2010. This change is primarily the result of an increase in net borrowings of approximately $316.9 million, including the issuance of our 10% Notes in November 2010, partially offset by fees incurred related to our 10% Notes and ABL Facility of approximately $9.5 million.

As discussed earlier, we generally use cash flows from operations, and where necessary borrowings, to finance our capital expenditures and strategic acquisitions, to meet the service requirements of existing indebtedness and for working capital and other general corporate purposes.

Outstanding Indebtedness

We had consolidated debt at July 2, 2011 and December 31, 2010 of approximately $1,230.1 and $1,119.6 million, respectively, consisting of the following:

	July 2, 2011	December 31, 2010
	(Amounts in millions)

11% Notes	$—	$753.3
8.5% Notes, net of discount	492.9	—
10% Notes	250.0	250.0
ABL Facility	117.0	85.0
Term Loan Facility, net of discount	341.0	—
Long-term notes, mortgage notes and other indebtedness	24.7	22.7
Short-term bank obligations	4.5	8.6

	$1,230.1	$1,119.6

During the first half of 2011, we had a net increase in our debt of approximately $110.5 million resulting primarily from the second quarter 2011 debt transactions as noted previously, which resulted in a net increase in outstanding borrowings of approximately $80.3 million, a net increase in borrowings under our ABL Facility of approximately $32.0 million, offset by net payments relating to subsidiary debt of approximately $3.4 million. The remaining increase of approximately $1.6 million relates to the effect of changes in foreign currency exchange rates and debt discount amortization. Our debt to equity ratio increased from approximately 7.1:1 at December 31, 2010 to approximately 11.4:1 at July 2, 2011 primarily as a result of the net increase in indebtedness as noted above and a decrease in stockholders’ investment, primarily related to the first half 2011 net loss. Subsequent to July 2, 2011, we voluntarily repaid $20.0 million of outstanding borrowings under our ABL Facility and accordingly have classified such amount as current maturities of long-term debt in the accompanying unaudited condensed consolidated balance sheet.

During 2010, we had a net increase in our debt of approximately $234.3 million resulting from:

(Amounts in millions)

Issuance of 10% Notes	$250.0
Payments, net of borrowings, under our ABL Facility	(5.0)
Additional borrowings related primarily to our foreign subsidiaries	43.1
Issuance of unsecured notes related to acquisitions in 2010	1.2
Other principal payments	(54.1)
Changes in foreign currency exchange rates and other	(0.9)

$234.3

At July 2, 2011 and December 31, 2010, our subsidiary, Best, was not in compliance with certain maintenance covenants with respect to one of its loan agreements with borrowings outstanding of approximately $1.1 million and $1.4 million at July 2, 2011 and December 31, 2010, respectively. As a result, we reclassified the long-term portion of outstanding borrowings under this agreement of approximately $0.2 million and $0.6 million as a current liability on our consolidated balance sheet at July 2, 2011 and December 31, 2010, respectively. The lender has not taken any action related to the covenant noncompliance at this time. The next measurement date for the maintenance covenant is for the year ended December 31, 2011 and we believe it is probable that Best will not be in compliance with such covenants at such time. No assurances can be given that the lender will continue to not take any action and accordingly, we could be required to repay this outstanding borrowing if non-compliance is not cured or waived, as the case may be. In the event this lender accelerates this loan, additional indebtedness of Best under a different loan agreement with borrowings outstanding of approximately $1.4 million and $1.7 million at July 2, 2011 and December 31, 2010, respectively, could also become immediately due and payable if such cross-default is not waived. As a result, we have also reclassified the long-term portion of this additional indebtedness of approximately $0.5 million and $0.9 million as a current liability on our consolidated balance sheet at July 2, 2011 and December 31, 2010, respectively.

Contractual Obligations

The following is a summary of our estimated future cash obligations at December 31, 2010, including those of our subsidiaries, under debt obligations (excluding approximately $17.2 million in debt discount), interest expense (based upon interest rates in effect at the time of the preparation of this summary), capital lease obligations, minimum annual rental obligations primarily for non-cancelable lease obligations (operating leases), acquisition agreements, purchase obligations, other long-term liabilities and other obligations. Debt and interest payments in the table below reflect the financing transactions during 2010 as previously described (see Note 8, “Notes, Mortgage Notes and Obligations Payable”, and Note 11, “Commitments and Contingencies”, to the consolidated financial statements included elsewhere in this registration statement) and has further been updated from the amounts presented in our Form 10-K for the year ended December 31, 2010 to reflect the following:

•	All payments related to the 11% Notes have been excluded to reflect the impact of the repurchase and redemption discussed above.

•	The estimated impact of the 8.5% Notes due 2021 with a first interest payment of October 15, 2011 has been added.

•	The estimated impact of the Term Loan Facility has been added and includes the remaining quarterly principal payments of $875,000 through maturity on April 26, 2017 at the initial interest rate of 5.25%.

•	The impact of the additional net $32.0 borrowed under the ABL Facility in the first half of 2011 and the change in the maturity of the ABL Facility from 2013 to 2015.

	Payments Due by Period
	2011	2012 & 2013	2014 & 2015	2016 & Thereafter	Total
	(Amounts in millions)

Notes, mortgage notes and obligations payable(1)	$9.5	$9.0	$124.7	$1,084.5	$1,227.7
Interest payments(2)(3)(4)	61.0	188.2	188.2	336.2	773.6
Capital lease obligations	2.1	6.8	3.8	0.3	13.0
Operating lease obligations	19.8	26.5	12.7	3.7	62.7
Other purchase obligations	9.8	0.1	—	—	9.9
Other liabilities(5)	7.9	39.3	34.9	96.9	179.0

Total	$110.1	$269.9	$364.3	$1,521.6	$2,265.9

(1)	Excludes notes payable and other short-term obligations of approximately $8.6 million.

(2)	Based upon interest rates in effect at December 31, 2010 or in the case of our 8.5% Notes and Term Loan Facility, based upon the initial interest rates in effect on April 26, 2011.

(3)	Subsidiary debt used for working capital purposes such as lines of credit are estimated to continue through December 31, 2018 in the above table.

(4)	Includes interest payments on the ABL Facility which are estimated to continue through 2015 in the above table.

(5)	Includes pension, profit sharing and other post-retirement benefits (see Note 10, “Pension, Profit Sharing and Other Post-Retirement Benefits”, to the consolidated financial statements included elsewhere in this registration statement).

Nortek, its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, refinance, redeem or retire any of our outstanding debt, in privately negotiated or open market transactions, by tender offer or otherwise, which may be subject to restricted payment limitations.

Adequacy of Liquidity Sources

At July 2, 2011, we had approximately $41.8 million of unrestricted cash and cash equivalents to fund our cash flow needs for the remainder of 2011. During 2011, we expect that it is reasonably likely that the following major cash requirements will occur as compared to 2010:

	For the Year Ended December 31,
	2011	2010
	(Amounts in millions)

Interest payments, net	$61.0	$86.6
Principal payments, net	9.5	146.7
Capital lease obligations	2.1	2.4
Completed acquisitions and contingent earn out payments	0.4	285.2
Capital expenditures	25.0	19.8
Operating lease and other rental payments	27.7	32.2
Defined benefit pension plan and other post-retirement benefit plan contributions	7.9	4.3

With the exception of net interest and principal payments as described previously, there have been no significant changes to these cash requirements since December 31, 2010 and accordingly the above table has not been updated for items other than interest and principal payments as of July 2, 2011.

In addition, cash requirements for income tax payments will be dependent on our level of earnings. In the first half of 2011 we received net tax refunds of approximately $6.0 million and the full year of 2010, we made income tax payments, net of refunds, of approximately $18.4 million.

Our ABL Facility consists of a $280.0 million U.S. facility (with a $60.0 million sublimit for the issuance of U.S. standby letters of credit and a $20.0 million sublimit for U.S. swingline loans) and a $20.0 million Canadian facility. As of September 13, 2011, we had approximately $87.0 million in outstanding borrowings and approximately $15.7 million in outstanding letters of credit under the ABL Facility and, based on the borrowing base calculations as of September 13, 2011, we had excess availability of approximately $170.6 million under the ABL Facility and approximately $129.6 million of excess availability before triggering the cash deposit requirements as discussed further below.

As noted previously, the indenture and other agreements governing our indebtedness and the indebtedness of our subsidiaries, contain certain restrictive financial and operating covenants, including covenants that restrict our ability and the ability of our subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets, and take certain other corporate actions. As of July 2, 2011, we had the capacity to make certain payments, including dividends, under the 10% Notes of approximately $25.0 million.

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions and possible dispositions of certain of our businesses and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or dispositions.

On April 28, 2011, through wholly-owned subsidiaries, we acquired all of the stock of TV One Broadcast Sales Corporation, Barcom (UK) Holdings Limited and Barcom Asia Holdings, LLC (collectively, “TV One”) for approximately $26.1 million. In connection with the acquisition of TV One in the second quarter of 2011, we also incurred approximately $0.8 million of fees and expenses, which have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated statement of operations. TV One sells a complete range of video signal processing products for the professional audio/video and broadcast markets.

On December 17, 2010, we acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron”). Ergotron is a designer, manufacturer and marketer of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world. The estimated purchase price was approximately $298.0 million, consisting of cash payments totaling approximately $295.6 million, of which approximately $5.8 million was paid in the first half of 2011, and an estimated payable to the sellers of approximately $2.4 million related to the remaining estimated reimbursement of federal and state tax refunds due to Ergotron for the pre-acquisition period in 2010. The final amounts due for the reimbursement of federal and state tax refunds will be determined when the final pre-acquisition tax returns are filed and the refunds are collected, which is expected to occur in the third and fourth quarters of 2011.

On July 6, 2010, through our wholly-owned subsidiary, Linear LLC, we acquired all of the issued and outstanding membership interests of Skycam, LLC (“Luxor”) for approximately $9.1 million (utilizing approximately $7.9 million of cash and issuing an unsecured 4% subordinated note in the amount of $1.2 million due January 2012). Luxor is an online retailer and distributor of security cameras and digital video recorders.

Contingent consideration of approximately $1.3 million related to the acquisition of certain entities was accrued for at December 31, 2009, and was paid in February 2010. We do not anticipate paying any further contingent consideration for completed acquisitions as of July 2, 2011.

Working Capital

Our working capital increased from approximately $330.5 million at December 31, 2010 to approximately $354.8 million at July 2, 2011, while our current ratio decreased from approximately 1.9:1 at December 31, 2010 to approximately 1.8:1 at July 2, 2011. The increase in working capital is primarily the result of the effect of changes in accounts receivable, inventories and other current assets as described further below, partially offset by a net decrease in unrestricted cash and cash equivalents of approximately $15.9 million and the effect of changes in accounts payable and accrued expenses and taxes, net as described further below.

Our working capital increased from approximately $320.8 million at December 31, 2009 to approximately $330.5 million at December 31, 2010, while our current ratio remained unchanged from December 31, 2009 to December 31, 2010 at approximately 1.9:1. The change in working capital is primarily the net result of a decrease in current maturities of long-term debt and other short-term obligations of approximately $32.1 million and the effect of changes in accounts receivable and inventories as described further below, partially offset by a decrease in unrestricted cash and cash equivalents of approximately $31.9 million and the effect of changes in accounts payable and accrued expenses and taxes, net as described further below.

Refer to “Cash Flows”, “Contractual Obligations” and “Adequacy of Liquidity Sources” above for further discussions on the Company’s working capital and future uses of cash.

Unrestricted cash and cash equivalents decreased from approximately $57.7 million at December 31, 2010 to approximately $41.8 million at July 2, 2011. We have classified as restricted, in the accompanying unaudited condensed consolidated balance sheet, certain cash and cash equivalents that are not fully available for use in our operations. At July 2, 2011, approximately $2.3 million (of which approximately $2.2 million is included in long-term assets) of cash and cash equivalents were held primarily as collateral to fund certain benefit obligations relating to supplemental executive retirement plans.

Unrestricted cash and cash equivalents decreased from approximately $89.6 million at December 31, 2009 to approximately $57.7 million at December 31, 2010. We have classified as restricted, in the accompanying consolidated balance sheet, certain cash and cash equivalents that are not fully available for use in our operations. At December 31, 2010, approximately $2.5 million (of which approximately $2.4 million is included in long-term assets) of cash and cash equivalents were held primarily as collateral to fund certain benefit obligations relating to supplemental executive retirement plans.

Accounts receivable, less allowances, increased approximately $37.3 million, or approximately 13.3%, between December 31, 2010 and July 2, 2011, while net sales increased approximately $102.1 million, or approximately 22.1%, in the second quarter of 2011 as compared to the fourth quarter of 2010. The change in accounts receivable includes an increase of approximately $3.5 million related to the effect of changes in foreign currency exchange rates and an increase of approximately $2.5 million related to acquisitions made in 2011. Accounts receivable at December 31, 2010 included approximately $22.1 million of accounts receivable related to Ergotron, Inc. (“Ergotron”). As Ergotron was accounted for as if it had been acquired on December 31, 2010, no net sales were included in the fourth quarter of 2010. Excluding the effect of changes in foreign currency exchange rates and acquisitions made in 2011 from the July 2, 2011 accounts receivable balance and Ergotron receivables from the December 31, 2010 accounts receivable balance, accounts receivable increased approximately $53.4 million between December 31, 2010 and July 2, 2011 and primarily relates to increased sales in the R-HVAC and C-HVAC segments and to a lesser extent, increased sales in the TECH segment, including Ergotron, in the second quarter of 2011 as compared to the fourth quarter of 2010. The rate of change in accounts receivable in certain periods may be different than the rate of change in sales in such periods principally due to the timing of net sales, as well as collections from our customers. Increases or decreases in net sales near the end of any period generally result in significant changes in the amount of accounts receivable on the date of the balance sheet at the end of such period. Accounts receivable from customers related to foreign operations increased by approximately $14.2 million, or approximately 17.1%, between December 31, 2010 and July 2, 2011.

Accounts receivable, less allowances, increased approximately $31.7 million, or approximately 12.7%, between December 31, 2009 and December 31, 2010, while net sales increased approximately $33.5 million, or approximately 7.8%, in the fourth quarter of 2010 as compared to the fourth quarter of 2009. The acquisition of Ergotron during the fourth quarter of 2010 contributed approximately $22.1 million to this increase in accounts receivable. The remaining increase of approximately $9.6 million is primarily the result of increases within the TECH and R-HVAC segments due to increased sales in the fourth quarter of 2010 as compared to the fourth quarter of 2009. The rate of change in accounts receivable in certain periods may be different than the rate of change in sales in such periods principally due to the timing of net sales, as well as collections from our customers. Increases or decreases in net sales near the end of any period generally result in significant changes in the amount of accounts receivable on the date of the balance sheet at the end of such period. Excluding approximately $16.4 million of Ergotron’s foreign accounts receivable, accounts receivable from customers related to foreign operations decreased by approximately $0.6 million, or approximately 1.0%, between December 31, 2009 and December 31, 2010.

Inventories increased approximately $28.2 million, or approximately 9.0%, between December 31, 2010 and July 2, 2011. The change in inventories includes a reduction of approximately $7.4 million related to non-cash amortization of the fair value of inventories, an increase of approximately $2.1 million related to the effect of changes in foreign currency exchange rates and an increase of approximately $3.2 million related to acquisitions made in 2011. Excluding the effect of non-cash amortization, changes in foreign currency exchange rates and acquisitions, inventories increased approximately $30.3 million between December 31, 2010 and July 2, 2011 and primarily relates to increased purchases in the R-HVAC and C-HVAC segments in anticipation of higher sales levels in the second half of 2011.

Inventories increased approximately $40.3 million, or approximately 14.8%, between December 31, 2009 and December 31, 2010. The change in inventories includes the effect of the Ergotron and Luxor acquisitions during 2010 of approximately $27.9 million and a reduction of approximately $12.2 million related to non-cash amortization of the fair value of inventories. Excluding the effect of acquisitions and non-cash amortization, inventories increased approximately $24.6 million between December 31, 2009 and December 31, 2010 and primarily relates to increased purchases in the TECH segment mostly to support shipments in the first part of 2011 to a significant new customer in 2010.

Other current assets increased approximately $28.2 million, or approximately 204.3%, between December 31, 2010 and July 2, 2011. This increase is primarily related to an increase in the cost basis of inventory shipped of approximately $25.8 million relating to a customer in the TECH segment in which we have determined that cash basis accounting treatment is appropriate for revenue recognition under the customer agreement. See “Risks and Uncertainties”.

Accounts payable increased approximately $28.3 million, or 16.1%, between December 31, 2010 and July 2, 2011 primarily due to increases in the R-HVAC and C-HVAC segments related to increased purchasing in anticipation of higher sales levels in the second half of 2011. The change in accounts payable at July 2, 2011 also reflects an increase of approximately $2.6 million related to the effect of changes in foreign currency exchange rates and an increase of approximately $1.7 million related to acquisitions made in 2011.

Accounts payable increased approximately $51.2 million, or 41.1%, between December 31, 2009 and December 31, 2010 and includes the effect of the Ergotron and Luxor acquisitions during 2010 of approximately $29.8 million. Excluding the effect of acquisitions, accounts payable increased approximately $21.4 million between December 31, 2009 and December 31, 2010 and primarily relates to increased purchasing in the TECH segment mostly to support shipments in the first part of 2011 to a significant new customer in 2010. The change in accounts payable at December 31, 2010 also reflects a decrease of approximately $1.1 million related to the effect of changes in foreign currency exchange rates.

Accrued expenses and taxes, net increased approximately $9.8 million, or approximately 5.1%, between December 31, 2010 and July 2, 2011 primarily as a result of an increase in accrued severance related to the retirement of a Company executive.

Accrued expenses and taxes, net increased approximately $17.1 million, or approximately 9.8%, between December 31, 2009 and December 31, 2010 primarily as a result of the acquisition of Ergotron which contributed approximately $17.5 million to the change in accrued expenses and taxes, net. This increase was partially offset by the effect of accrued contingent consideration of approximately $1.3 million at December 31, 2009 that was paid in February 2010.

Changes in certain working capital accounts, as noted above, between December 31, 2010 and July 2, 2011 and between December 31, 2009 and 2010 differ from the changes reflected in our consolidated statement of cash flows for such period as a result of the specific items mentioned in the preceding paragraphs and from other non-cash items, including among others, the effect of changes in foreign currency exchange rates.

Debt Covenant Compliance

The agreements that govern the terms of our outstanding debt, including the indentures that govern the 8.5% Notes and the 10% Notes, and the credit agreements that govern the ABL Facility and Term Loan Facility, contain covenants that restrict our ability and the ability of certain of our subsidiaries to, among other things:

•	consolidate, merge or sell assets;

•	pay dividends or make other restricted payments;

•	incur additional indebtedness;

•	make loans or investments;

•	incur certain liens;

•	enter into transactions with affiliates; and

•	agree to dividend payment restrictions affecting certain of our subsidiaries.

Additionally, pursuant to the terms of the ABL Facility, we will be required to deposit cash from our material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit, if (i) excess availability (as defined in the ABL Facility) falls below the greater of $35.0 million or 15% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the ABL Facility, if (i) excess availability falls below the greater of $30.0 million or 12.5% of the borrowing base or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. The ABL Facility also restricts our ability to prepay our other indebtedness, including the 10% Notes, the 8.5% Notes and the Term Loan Facility, or designate any other indebtedness as senior debt.

In addition, the indentures that govern our 8.5% Notes and 10% Notes and the credit agreement that governs the Term Loan Facility contain certain covenants that limit our ability to designate any of our subsidiaries as unrestricted subsidiaries or permit any restricted subsidiaries that are not guarantors under the indenture from guaranteeing our debt or the debt of any of our other restricted subsidiaries. The indentures governing our 8.5% Notes and 10% Notes and the credit agreement that governs the Term Loan Facility also restrict our ability to incur certain additional indebtedness (but does not restrict our ability to incur indebtedness under the ABL Facility or certain other forms of permitted debt) if the fixed charge coverage ratio (“FCCR”) measured on a trailing four quarter basis falls below 2.0 to 1.0. The FCCR is the ratio of the Adjusted Consolidated Cash Flow, (“ACCF”, as described in greater detail below) to Fixed Charges (as defined by the 8.5% Notes, 10% Notes and the Term Loan Facility), and for such trailing four quarter period. As of July 2, 2011, under the 8.5% Notes, the FCCR was approximately 2.03 to 1.0.

A breach of the covenants under the indentures that govern our 8.5% Notes and 10% Notes or the credit agreements that govern the ABL Facility and Term Loan Facility could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the ABL Facility would permit the lenders under the ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we cannot provide assurance that we and our subsidiaries would have sufficient assets to repay such indebtedness.

As of July 2, 2011, we were in compliance with all covenants under the indentures that govern the 8.5% Notes and 10% Notes and the credit agreements that govern the ABL Facility and Term Loan Facility.

On October 21, 2011, the Company notified the Trustee for the 10% Notes of the existence of a default, as defined in the related indenture, resulting from the Company’s failure to timely provide a current report on Form 8-K including certain financial statements required by Item 9.01 of Form 8-K related to the Company’s acquisition of Ergotron. The Company has subsequently filed an amendment to the Form 8-K relating to the Ergotron acquisition, which includes such financial statements, on November 10, 2011. Accordingly, there was no Event of Default, as defined in the indenture, and the Company is in compliance with the terms, covenants and conditions set forth in the indenture relating to the 10% Notes.

Consolidated Cash Flow and Adjusted Consolidated Cash Flow

Consolidated Cash Flow (“CCF”) represents net earnings (loss) before interest, income taxes, depreciation, amortization, loss from debt retirement and the effects of the Reorganization, including the effects of fresh-start accounting. The ACCF is defined as the CCF further adjusted to exclude certain cash and non-cash, non-recurring items. CCF and ACCF are not defined terms under GAAP. Neither CCF nor ACCF should be considered an alternative to operating income or net earnings (loss) as a measure of operating results. There are material limitations associated with making the adjustments to our earnings to calculate CCF and ACCF and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, CCF and ACCF do not include:

•	interest expense, and, because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and, because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue;

•	income tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate; or

•	certain cash and non-cash, non-recurring items, and, because such non-recurring items can, at times, affect our operating results, the exclusion of such items is a material limitation.

We present CCF because we consider it an important supplemental measure of our performance and believe it is frequently used by our investors and other interested parties, as well as by our management, in the evaluation of companies in our industry, many of which present CCF when reporting their results. In addition, CCF provides additional information used by our management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that CCF facilitates operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

We believe that the inclusion of supplementary adjustments to CCF applied in presenting ACCF are appropriate to provide additional information to investors about the performance of the business, and we are required to reconcile net earnings (loss) to ACCF to demonstrate compliance with debt covenants. While the determination of appropriate adjustments in the calculation of ACCF is subject to interpretation under the terms of the 8.5% Notes, management believes the adjustments described below are in accordance with the covenants in the 8.5% Notes.

The following table reconciles net earnings (loss) to CCF and ACCF for the trailing four quarters ended July 2, 2011 and July 3, 2010:

	(1)	(2)	(3)	Trailing Four Quarters Ended
	Year Ended	For the First Half of		(1)+(2)−(3)	July 3, 2010
	Dec. 31 2010	2011	2010	July 2, 2011	(Restated)
	(Dollar amounts in millions)
Net (loss) earnings	$(13.4)	$(53.0)	$(13.1)	$(53.3)	$456.9
(Benefit) provision for income taxes	(11.6)	(14.4)	(2.6)	(23.4)	79.8
Gain on reorganization items, net	—	—	—	—	(619.1)
Loss from debt retirement	—	33.8	—	33.8	—
Interest expense	95.7	56.4	47.0	105.1	110.2
Investment income	(0.1)	(0.1)	—	(0.2)	—
Depreciation and amortization expense	91.7	50.4	53.5	88.6	85.8

Consolidated Cash Flow	$162.3	$73.1	$84.8	$150.6	$113.6
Pre-petition reorganization items(a)	—	—	—	—	21.6
Investment income	0.1	0.1	—	0.2	—
Non-recurring cash charges and run-rate cost savings and synergies(b)	5.0	1.9	1.5	5.4	1.2
Other non-recurring items(c)	(3.0)	8.5	2.0	3.5	6.5
Non-cash impairment charges(d)	—	—	—	—	35.2
Share-based compensation expense	2.8	0.3	1.2	1.9	1.2
Net foreign exchange (gains) losses(e)	(0.3)	(0.3)	0.3	(0.9)	(0.4)
Restructuring(f)	5.2	4.7	1.1	8.8	3.4
Pro-forma effect of acquisitions(g)	39.6	0.8	19.4	21.0	—

Adjusted Consolidated Cash Flow	$211.7	$89.1	$110.3	$190.5	$182.3

(a)	Relates to pre-petition advisory and other fees related to the reorganization of our capital structure.

(b)	Relates to miscellaneous non-recurring cash items and run-rate cost savings and synergies which are limited by the covenants as defined in the indenture governing the 8.5% Notes.

(c)	For the trailing four quarters ended July 2, 2011 includes severance expense of approximately $8.5 million related to the retirement of a Company executive and a gain of approximately $5.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of our subsidiaries in our TECH segment.

For the trailing four quarters ended July 3, 2010 includes (1) reserves of approximately $5.0 million related to one of our subsidiaries in our TECH segment, (2) a reserve of approximately $1.6 million related to certain assets of our foreign subsidiaries, (3) approximately $1.3 million of expense related to early lease termination charges, (4) gains on the favorable settlement of certain litigation proceedings of approximately $0.7 million and (5) a gain of approximately $0.7 million related to our revised estimate of a loss contingency related to an indemnification of a lease guarantee.

(d)	Includes non-cash goodwill impairment charges as well as non-cash write-downs of certain of our foreign subsidiaries.

(e)	Non-cash foreign exchange gains related to intercompany debt not indefinitely invested in our subsidiaries.

(f)	Includes severance charges associated with reduction in workforce initiatives and charges related to the closure of certain of our facilities.

(g)	Includes the pro-forma effect of our acquisitions of Ergotron, Luxor and TV One as if each acquisition had occurred on the first day of the four-quarter reference period.

As noted previously, under the ABL Facility, if (i) excess availability falls below the greater of $30.0 million or 12.5% of the borrowing base, or (ii) an event of default has occurred and is continuing, we will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. At July 2, 2011, excess availability for purposes of compliance with a covenant trigger event under the ABL Facility was approximately $147.5 million (based upon the May 2011 borrowing base calculation), which exceeded $30.0 million and 12.5% of the borrowing base. Our FCCR under the ABL Facility at July 2, 2011 was 1.36 to 1.0. Similar to the 8.5% Notes, the FCCR under the ABL Facility is the ratio of the ACCF to Fixed Charges; however, in addition to other differences, the ACCF under the ABL Facility is further reduced by the aggregate amount of all capital expenditures for the trailing four quarters and income taxes paid or payable in cash for the trailing four quarters, and Fixed Charges under the ABL Facility are further increased by mandatory principal payments during the period. As a result, ACCF under the ABL Facility at July 2, 2011 was approximately $143.3 million.

Risks and Uncertainties

In the fourth quarter of 2009, two of our subsidiaries in the TECH segment began shipping security products to a new customer under an agreement to manufacture and sell these security products. Under this agreement, we recognized net sales of approximately $18.0 million and $27.2 million during the second quarter and first half of 2011, respectively. We recognized net sales of approximately $11.4 million and $11.6 million relating to this customer during the second quarter and first half of 2010, respectively. The agreement includes payment terms which are extended beyond the subsidiaries’ normal payment terms. We have determined that cash basis accounting treatment is appropriate for revenue recognition under this agreement. Accordingly, we have deferred revenue recognition on approximately $48.6 million and $9.2 million of net sales at July 2, 2011 and December 31, 2010, respectively, and recorded the cost basis of related inventory shipped of approximately $32.3 million and $6.5 million at July 2, 2011 and December 31, 2010, respectively, in other current assets in the accompanying unaudited condensed consolidated balance sheet. In addition, included in inventory is approximately $12.9 million and $6.1 million at July 2, 2011 and December 31, 2010, respectively, of inventory related to this customer. As only limited cash collection history was available in periods prior to December 31, 2009, we recorded loss contingency reserves of approximately $2.0 million as a reduction to other current assets during the first half of 2010. Based on collection experience with this customer throughout 2010 and 2011, we believe that we will be able to recover all revenue on the inventories shipped to this customer and no loss contingency reserves were recorded at July 2, 2011.

The customer has made approximately $35.7 million of payments in the third quarter of 2011 and approximately $21.8 million of payments to-date in the fourth quarter of 2011, including approximately

$13.3 million of delinquent payments that were scheduled to be received in the third quarter of 2011. The customer has withheld approximately $3.5 million of payments due in the fourth quarter for a product recall issue related to certain products that the Company provided to the customer who in turn sold such products to third parties. The customer has been formally notified that their account is delinquent and the Company is in the process of negotiating a resolution of this and other contractual terms in the customer agreement. These negotiations have not been completed and, accordingly, the Company has recorded an approximate $6.0 million warranty reserve, which represents the Company’s best estimate of the amount that may be ultimately due for the product recall as of October 1, 2011. Subsequent to the $3.5 million of withheld payments, the customer has continued to make scheduled payments timely and is otherwise current on its account. In addition, the Company believes it has reached agreement with the customer for the customer to remit the remaining withheld amounts and the Company to make a progress payment with respect to the product recall. As such, the Company currently believes that it will collect all remaining amounts recorded in the consolidated balance sheet as of October 1, 2011, net of the warranty reserve, in accordance with the terms of the current agreement with the customer.

As the Company records revenue on the cash basis of accounting for this customer, the failure of the Company to receive scheduled payments resulted in a corresponding reduction to revenue and cost of goods sold in the Company’s third quarter 2011 operating results than was otherwise expected. If the customer remains current with its payments, then sales and cost of goods sold will be higher than was otherwise expected in the fourth quarter of 2011.

There can be no assurances that the Company will be able to complete its negotiations with the customer or that the customer will continue to pay according to terms in the fourth quarter of 2011 if the negotiations are not completed. As such, it is possible that the Company may have reduced sales and cost of sales and may be required to record additional reserves in the fourth quarter of 2011 related to this customer relationship. The Company will continue to closely monitor the situation in the fourth quarter of 2011.

In February 2011, management approved a plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best. During the second quarter and first half of 2011, the Company recorded expenses within SG&A of the RVP segment of approximately $0.2 million and $0.5 million related to severance and other costs. The Company also recorded additional severance costs of approximately $1.3 million within cost of products sold (“COGS”) during the second quarter of 2011.

During the third quarter of 2011, our Board of Directors approved additional plans that are expected to further improve the overall operational efficiencies of Best and in the fourth quarter of 2011, we transferred certain operations from Italy to Poland in accordance with the plan and have commenced union negotiations with respect to the employees to be terminated. As a result, we anticipate recording additional expenses of between approximately $10 million and $12 million related to this restructuring plan consisting of severance and other expenses in the fourth quarter of 2011 and through 2012. As ACCF excludes restructuring costs, these activity costs will not impact ACCF (see “Consolidated Cash Flow and Adjusted Consolidated Cash Flow”). Also, per the indenture governing the 8.5% Notes, ACCF includes the amount of “run-rate” cost savings and synergies projected resulting from actions either taken or expected to be taken within 12 months after the end of such period.

Inflation, Trends and General Considerations

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions and the possible dispositions of certain of our businesses and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or dispositions.

The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home improvement and new construction markets. Our lower sales levels usually occur during the first and fourth quarters. Since a high percentage of our manufacturing overhead and operating expenses are relatively fixed throughout the year, operating income and net earnings tend to be lower in quarters with lower sales levels. In addition, the demand for cash to fund the working capital of our subsidiaries is greater from late in the first quarter until early in the fourth quarter.

We are subject to the effects of changing prices and the impact of inflation which could have a significant adverse effect on our results of operations. In some circumstances, market conditions or customer expectations may prevent us from increasing the prices of our products to offset the inflationary pressures that may increase costs in the future. During the second quarter and first half of 2011, we experienced higher material costs as a percentage of net sales as compared to the same periods of 2010 related primarily to changes in product mix, higher prices related to the purchase of steel and purchased components, such as motors, compressors and packaging, as well as from lower sales prices in the C-HVAC segment for jobs signed during the second half of 2010 and delivered in the first half of 2011. We anticipate that commodity prices, including those relating to the purchase of copper and steel, for the second half of 2011 will increase as compared to the first half of 2011. Should these price levels continue or increase further there can be no assurance that we will be able to sufficiently increase sales prices to offset the adverse effect on earnings from rising material costs.

Additionally, rising oil and other energy prices could have an adverse effect on our freight costs. During the first half of 2011, we experienced increased freight costs as compared to the comparable period of 2010 primarily due to worldwide increased fuel costs. These increases were partially offset by a decrease in ocean freight costs in the second quarter of 2011 due to overcapacity in the ocean market. Continued strategic sourcing initiatives and other cost reduction measures help mitigate fluctuations in freight costs.

As of July 2, 2011, December 31, 2010 and December 31, 2009, approximately 5.1%, 5.3% and 6.5%, respectively, of our workforce was subject to various collective bargaining agreements.

A work stoppage at one of our facilities could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains or losses or the recognition of an asset impairment. As agreements expire and until negotiations are completed, we do not know whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements or at all and without production interruptions, including labor stoppages.

Market Risk

As discussed more specifically below, we are exposed to market risks related to changes in interest rates, foreign currencies and commodity pricing. We do not use derivative financial instruments, except on a limited basis to periodically mitigate certain economic exposures. We do not enter into derivative financial instruments or other financial instruments for trading purposes.

A.	Interest Rate Risk

We are exposed to market risk from changes in interest rates primarily through our investing and borrowing activities. In addition, our ability to finance future acquisition transactions may be impacted if we are unable to obtain appropriate financing at acceptable interest rates.

Our investing strategy, to manage interest rate exposure, is to invest in short-term, highly liquid investments and marketable securities. Short-term investments primarily consist of federal agency discount notes, treasury bills and bank issued money market instruments with original maturities of 90 days or less. At July 2, 2011 and December 31, 2010 and 2009, the fair value of our unrestricted and restricted investments and marketable securities was not materially different from their cost basis.

We manage our borrowing exposure to changes in interest rates by optimizing the use of fixed rate debt with extended maturities. At July 2, 2011, December 31, 2010 and December 31, 2009, approximately 61.7%, 91.8% and 88.3%, respectively, of the carrying value of our long-term debt was at fixed interest rates. The remaining portion of our long-term debt was at variable interest rates. Based upon interest rates in effect at July 2, 2011, an overall unfavorable change in interest rates of 100 basis points would result in an additional charge to interest expense of approximately $2.4 million for the remainder of 2011.

See the table set forth in item D (Long-term Debt) below and Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements included elsewhere in this registration statement for further disclosure of the terms of our debt.

B.	Foreign Currency Risk

Our results of operations are affected by fluctuations in the value of the U.S. dollar as compared to the value of currencies in foreign markets primarily related to changes in the Euro, the Canadian Dollar and the British Pound. In the second quarter and first half of 2011, and the full years of 2010 and 2009, the net impact of changes in foreign currency exchange rates was not material to our financial condition or results of operations. The impact of changes in foreign currency exchange rates related to translation resulted in an increase in stockholders’ investment of approximately $0.6 million and $2.8 million for the second quarter and first half of 2011, respectively; for the second quarter and first half of 2010, resulted in a decrease to stockholders’ investment of approximately $2.9 million and $2.1 million, respectively; and approximately $1.6 million, $0.7 million and $8.0 million for 2010 and the 2009 Successor and Predecessor Periods, respectively. The impact of changes in foreign currency exchange rates related to transactions resulted in an increase in net foreign exchange gains recorded in SG&A of approximately $1.4 million and $1.9 million for the second quarter and first half of 2011, respectively, as compared to the same periods of 2010, a decrease in foreign exchange losses recorded in SG&A of approximately $3.9 million for 2010 as compared to 2009, and an increase in foreign exchange losses recorded in SG&A of approximately $5.4 million for 2009 as compared to 2008.

We manage our exposure to foreign currency exchange risk principally by trying to minimize our net investment in foreign assets, including, the use of strategic short and long-term borrowings at the foreign subsidiary level. Consistent with this strategy, notes payable and other short-term obligations at July 2, 2011 and December 31, 2010 consist primarily of short-term borrowings by certain of our foreign subsidiaries. At December 31, 2010 and 2009, our net investment in foreign assets was approximately $147.9 million and $133.5 million, respectively. An overall unfavorable change in foreign exchange rates in effect at December 31, 2010 of 10% would result in an approximate $13.4 million reduction in equity as a result of the impact on the cumulative translation adjustment. We generally do not enter into derivative financial instruments to manage foreign currency exposure.

C.	Commodity Pricing Risk

We are subject to significant market risk with respect to the pricing of our principal raw materials, which include, among others, steel, copper, aluminum, plate mirror glass, various chemicals, paints, plastics, motors and compressors. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to customers and, as a result, gross margins could decline significantly. We manage our exposure to commodity pricing risk by continuing to diversify our product mix, strategic buying programs and vendor partnering.

We generally do not enter into derivative financial instruments to manage commodity-pricing exposure. At July 2, 2011, December 31, 2010, and December 31, 2009, we did not have any material outstanding commodity forward contracts.

D.	Long-term Debt

The table that follows sets forth our long-term debt obligations (excluding approximately $17.2 million of debt discount), principal cash flows by scheduled maturity, weighted average interest rates and estimated fair market values as of December 31, 2010 and has been updated from the amounts presented in our Form 10-K for the year ended December 31, 2010 to reflect the following:

•	All payments related to the 11% Notes have been excluded to reflect the impact of the repurchase and redemption discussed above.

•	The estimated impact of the 8.5% Notes due 2021 with a first interest payment of October 15, 2011 has been added.

•	The estimated impact of the Term Loan Facility has been added and includes the remaining quarterly principal payments of $875,000 through maturity on April 26, 2017 at the initial interest rate of 5.25%.

•	The impact of the additional net $32.0 borrowed under the ABL Facility in the first half of 2011 and the change in the maturity of the ABL Facility from 2013 to 2015.

Less than 1% of our total long-term indebtedness is denominated in foreign currencies. The weighted average interest rates for variable rate debt are based on December 31, 2010 interest rates or in the case of our 8.5% Notes and Term Loan Facility, based upon the initial interest rates in effect on April 26, 2011.

Long-term Debt:

				Weighted Average
	Scheduled Maturity			Interest Rate
Year-Ending	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
	(Dollar amounts in millions)

December 31, 2011	$5.5	$6.1	$11.6	6.4%	3.0%	4.6%
2012	3.4	3.9	7.3	6.1	5.1	5.6
2013	4.7	3.8	8.5	6.4	5.1	5.8
2014	2.1	3.8	5.9	7.4	5.1	5.9
2015	1.8	120.8	122.6	7.5	5.5	5.5
Thereafter	750.3	334.5	1,084.8	9.0	5.2	7.8

Total Long-term Debt at December 31, 2010(1)	$767.8	$472.9	$1,240.7	8.9%	5.3%	7.5%

Fair Market Value of Long-term Debt at July 2, 2011(2)	$713.4	$473.0	$1,186.4

(1)	Includes our 8.5% Notes with a total principal amount of approximately $500.0 million, our 10% Notes with a total principal amount of approximately $250.0 million, outstanding borrowings under our ABL Facility of approximately $117.0 million, and remaining outstanding borrowings under our Term Loan Facility of approximately $349.1 million.

(2)	We determined the fair market value of our 10% Notes and 8.5% Notes using available market quotes at July 2, 2011. For our remaining outstanding indebtedness (including outstanding borrowings under the ABL Facility and Term Loan Facility), we assumed that the carrying value of such indebtedness equaled the fair value as it is not actively traded on an open market.

See “Liquidity and Capital Resources” and Note 8, “Notes, Mortgage Notes and Obligations Payable”, to the consolidated financial statements and Note G, “Notes, Mortgage Notes and Obligations Payable”, to the unaudited condensed consolidated financial statements included elsewhere in this report for further information surrounding our outstanding debt obligations.

ITEM 3.	PROPERTIES.

Set forth below is a brief description of the location and general character of the principal administrative and manufacturing facilities and other material real properties of our continuing operations, all of which we consider to be in satisfactory repair as of September 6, 2011. All properties are owned, except for those indicated by an asterisk (*), which are leased under operating leases, and those with a double asterisk (**), which are leased under capital leases.

		Approximate
Location	Description	Square Feet

Residential Ventilation Products Segment:
Hartford, Wisconsin	Manufacturing/Warehouse/Administrative	538,000	(2)
Hartford, Wisconsin	Warehouse	130,000	*
Mississauga, ONT, Canada	Manufacturing/Warehouse/Administrative	110,000
Fabriano, Italy	Manufacturing/Warehouse/Administrative	12,000
Cerreto D’Esi, Italy	Manufacturing/Warehouse/Administrative	174,000
Montefano, Italy	Manufacturing/Warehouse/Administrative	93,000	(1)
Cleburne, Texas	Manufacturing/Warehouse/Administrative	215,000	(2)
Drummondville, QUE, Canada	Manufacturing/Warehouse/Administrative	126,000
Drummondville, QUE, Canada	Manufacturing/Warehouse/Administrative	41,000	*
Chenjian, Huizhou, PRC	Manufacturing/Warehouse/Administrative/Other	198,000
San Francisco, California	Warehouse/Administrative	35,000	*
Gliwice, Poland	Manufacturing/Warehouse/Administrative	162,000	(1)
Tecate, Mexico	Manufacturing/Warehouse/Administrative	204,000	*
Alameda, California	Warehouse/Administrative	38,000	*

Technology Products Segment:
Xiang, Bao An County, Shenzhen, PRC	Manufacturing/Warehouse/Administrative/Other	410,000	*
Chaiwan, Hong Kong	Administrative	13,000	*
Lexington, Kentucky	Warehouse/Administrative	36,000	*
Carlsbad, California	Warehouse/Administrative	97,000	*
Vista, California	Warehouse	69,000	*
Riverside, California	Administrative	82,000	*
Grand Rapids, Michigan	Manufacturing/Warehouse/Administrative	89,000	*
Phoenix, Arizona	Manufacturing/Warehouse/Administrative	51,000	*
Petaluma, California	Warehouse/Administrative	26,000	*
Tallahassee, Florida	Manufacturing/Warehouse/Administrative	71,000	(2)
Summerville, South Carolina	Warehouse/Administrative	162,000	*
New Milford, Connecticut	Manufacturing/Warehouse/Administrative	17,000	**
Los Angeles, California	Warehouse/Administrative	28,000	*
Salt Lake City, Utah	Manufacturing/Warehouse/Administrative	25,000	*
St. Paul, Minnesota	Manufacturing/Warehouse/Administrative	102,000	(2)
Dongguan City, Guangdong, PRC	Manufacturing/Warehouse/Administrative	159,000	*
Erlanger, Kentucky	Warehouse/Administrative	18,000	*
Margate, Kent, United Kingdom	Manufacturing/Warehouse/Administrative	10,000
Amersfoort, The Netherlands	Manufacturing/Warehouse/Administrative	20,000	*

Residential HVAC Products Segment:
O’Fallon, Missouri	Warehouse/Administrative	70,000	*
St. Louis, Missouri	Warehouse	103,000	*

		Approximate
Location	Description	Square Feet

Boonville, Missouri	Manufacturing	250,000	(2)
Boonville, Missouri	Warehouse/Administrative	150,000	(1)
Tipton, Missouri	Manufacturing	50,000	(2)
Poplar Bluff, Missouri	Manufacturing/Warehouse	725,000	**
Dyersburg, Tennessee	Manufacturing/Warehouse	368,000	**
Miami, Florida	Manufacturing/Warehouse/Administrative	111,000	*
Catano, Puerto Rico	Warehouse	17,000	*

Commercial HVAC Products Segment:
St. Leonard d’Aston, QUE, Canada	Manufacturing/Administrative	95,000	*
Saskatoon, Saskatchewan, Canada	Manufacturing/Administrative	59,000	*
Holland, Michigan	Manufacturing/Administrative	45,000	*
Oklahoma City, Oklahoma	Manufacturing/Administrative	127,000	(2)
Okarche, Oklahoma	Manufacturing/Warehouse/Administrative	228,000	(2)
Springfield, Missouri	Manufacturing/Warehouse/Administrative	113,000	*
Anjou, QUE, Canada	Manufacturing/Administrative	127,000	*
Edenbridge, Kent, United Kingdom	Manufacturing/Administrative	41,000	*
Fenton, Stoke-on-Trent, United Kingdom	Manufacturing/Administrative	104,000	*
Tualatin, Oregon	Manufacturing/Warehouse/Administrative	200,000	*
Eden Prairie, Minnesota	Administrative	30,000	*

Other:
Providence, RI	Administrative	23,000	*

(1)	These facilities are pledged as security under various subsidiary debt agreements.

(2)	These facilities are pledged as first priority security under our Term Loan Facility and as second priority under the ABL Facility.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table includes information, as of August 5, 2011, about the beneficial ownership of Nortek’s common stock for:

•	each stockholder known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of the officers included in our Summary Compensation Table; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated by footnote, the number of shares and percentage ownership indicated in the following table is based on 15,127,972 outstanding shares of Nortek common stock, which includes all shares of unrestricted common stock, and all shares of restricted common stock awarded under Nortek’s 2009 Omnibus Incentive Plan. Shares of Nortek common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of August 5, 2011 are deemed to be outstanding and to be beneficially owned by the entity or person holding such options or warrants for the purpose of computing the percentage ownership of such entity or person but are not treated as outstanding for the purpose of computing the number of shares owned and percentage ownership of any other entity or person. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Amount and Nature of	Percentage
Name and Address of Beneficial Owner	Beneficial Ownership	of Class

Holders of more than 5% of our voting securities:
Funds affiliated with Ares Management LLC(1)	4,730,370	31.15%
Funds affiliated with FMR, LLC(2)	2,402,660	15.83%
Funds affiliated with Gates Capital Management, Inc.(3)	1,602,953	10.53
Goldman Sachs Asset Management, L.P.(4)	1,024,264	6.76
Capital Research and Management Company(5)	832,632	5.50
Directors and Named Executive Officers:
Richard L. Bready(6)	197,772	1.30
Jeffrey C. Bloomberg(7)	2,500	*
Joseph M. Cianciolo(8)	2,000	*
John T. Coleman(8)	2,000	*
James B. Hirshorn(8)(9)	2,000	*
Thomas A. Keenan(8)	2,000	*
Daniel C. Lukas(8)(9)	2,000	*
Bennett Rosenthal(9)(10)	2,000	*
J. David Smith(8)	2,000	*
Almon C. Hall(11)	50,904	*
Kevin W. Donnelly(12)	54,061	*
Edward J. Cooney(13)	53,311	*
Bruce E. Fleming(14)	12,125	*
All Directors and Named Executive Officers(15) (13 persons)	384,673	2.52

*	Less than one percent

(1)	Consists of (a) 2,184,081 shares of common stock and 55,562 shares of common stock issuable upon the exercise of warrants, in each case held by Ares Corporate Opportunities Fund II, L.P. (“ACOF II”) and (b) 2,490,727 shares of common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF III”). Does not include the shares identified in footnote (9) to this table held by Bennett Rosenthal as nominee for the benefit of the Ares Entities (as defined below). The general partner of ACOF II is ACOF Management II, L.P. (“ACOF Management II”) and the general partner of ACOF Management II is ACOF Operating Manager II, L.P. (“ACOF Operating Manager II”). The manager of ACOF II is ACOF Operating Manager II. The general partner ACOF III is ACOF Management III, L.P. (“ACOF Management III”) and the general partner of ACOF Management III is ACOF Operating Manager III, LLC (“ACOF Operating Manager III”). The manager of ACOF III is ACOF Operating Manager III. ACOF Operating Manager II and ACOF Operating Manager III are each indirectly controlled by Ares Management LLC (“AM LLC”), which, in turn, is indirectly controlled by Ares Partners Management Company LLC (“APMC” and, together with ACOF II, ACOF III, ACOF Management II, ACOF Management III, ACOF Operating Manager II, ACOF Operating Manager III and AM LLC, the “Ares Entities”). APMC is managed by an executive committee comprised of Antony Ressler, Michael Arougheti, David Kaplan, Greg Margolies and Bennett Rosenthal. Each of the members of the executive committee, and the Ares Entities (other than ACOF II and ACOF III with respect to the securities held directly by such fund) and the officers, partners, members and managers of the Ares Entities expressly disclaims beneficial ownership of, and pecuniary interest in, these securities. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(2)	Consists of 2,349,760 shares of common stock and 52,900 shares of common stock issuable upon the exercise of warrants, in each case held by funds affiliated with FMR, LLC (“FMR”). The address of FMR is 82 Devonshire Street, Boston, MA 02109.

(3)	Consists of 1,506,813 shares of common stock and 96,140 shares of common stock issuable upon the exercise of warrants, in each case held by funds affiliated with Gates Capital Management, Inc (“Gates Capital”). The address of Gates Capital is 1177 Avenue of the Americas, 32nd Floor, New York, NY 10036.

(4)	Consists of 995,752 shares of common stock and 28,512 shares of common stock issuable upon the exercise of warrants, in each case held by Goldman Sachs Asset Management, L.P. (“GSAM”), and with respect to which GSAM shares voting and dispositive power. GSAM disclaims beneficial ownership of the securities, except to the extent of any pecuniary interest therein. The address of GSAM is 20 West Street, New York, NY 10282.

(5)	Consists of 793,646, 18,686, 16,450 and 3,850 shares of common stock beneficially held by American High-Income Trust; The Income Fund of America, Inc.; American Funds Insurance Series, Asset Allocation Fund; and American Funds Insurance Series, High-Income Bond Fund, respectively. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research and Management Company, which serves as the investment advisor for each such fund, may be deemed to be the beneficial owner of all of the shares held by the funds. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. The address of Capital Research and Management Company is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(6)	Consists of (a) 85,846 shares of common stock, (b) 16,382 shares of common stock issuable upon exercise of warrants and (c) 95,544 shares of common stock issuable upon exercise of stock options.

(7)	Consists of (a) 500 shares of common stock and (b) 2,000 shares of common stock issuable upon the exercise of stock options.

(8)	Consists of 2,000 shares of common stock issuable upon the exercise of stock options.

(9)	Does not include the securities held by ACOF II and ACOF III. As disclosed in footnote (1) above, Messrs. Hirshorn, Lukas and Rosenthal are associated with Ares. Messrs. Hirshorn, Lukas and Rosenthal each expressly disclaims beneficial ownership of the securities held by ACOF II and ACOF III.

(10)	Consists of 2,000 shares of common stock issuable upon the exercise of stock options. All stock options issued to Mr. Rosenthal are held for the benefit of the Ares Entities. Pursuant to policies of the Ares Entities, Mr. Rosenthal holds such stock options as nominee for the sole benefit of the Ares Entities and has assigned all economic, pecuniary and voting rights in respect of such stock options to Ares. Mr. Rosenthal expressly disclaims beneficial ownership of such stock options.

(11)	Consists of (a) 8,695 shares of common stock, (b) 334 shares of common stock issuable upon exercise of warrants, and (c) 41,875 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which unvested restricted common stock Mr. Hall has voting but not dispositive power.

(12)	Consists of (a) 9,066 shares of common stock, (b) 334 shares of common stock issuable upon exercise of warrants, (c) 2,786 shares of common stock issuable upon exercise of stock options and (d) 41,875 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which unvested restricted common stock Mr. Donnelly has voting but not dispositive power.

(13)	Consists of (a) 8,316 shares of common stock, (b) 334 shares of common stock issuable upon exercise of warrants, (c) 2,786 shares of common stock issuable upon exercise of stock options and (d) 41,875 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which unvested restricted common stock Mr. Cooney has voting but not dispositive power.

(14)	Consists of (a) 1,500 shares of common stock issuable upon exercise of stock options and (b) 10,625 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan, as to which Mr. Fleming has voting but not dispositive power.

(15)	Consists of an aggregate of (a) 112,423 shares of common stock, (b) 17,384 shares of common stock issuable upon exercise of warrants, (c) 118,616 shares of common stock issuable upon the exercise of stock options and (d) 136,250 shares of unvested restricted common stock awarded under our 2009 Omnibus Incentive Plan held by executive officers, as to which each executive officer has voting but not dispositive power.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Directors of the Registrant

The following table sets forth the names of Nortek’s directors, their positions, ages as of August 5, 2011 and the year each of them became a director of Nortek:

			Nortek
Name	Principal Occupation	Age	Director Since

Class I
John T. Coleman	Director	64	2010
Thomas A. Keenan	Director	45	2009
J. David Smith	Director and Interim Chief Executive Officer of Nortek	62	2010
Class II
Jeffrey C. Bloomberg	Director	64	2005
Joseph M. Cianciolo	Director	72	2003
James B. Hirshorn	Director	45	2009

Class III
Daniel C. Lukas	Director	40	2010
Bennett Rosenthal	Director	47	2009

Jeffrey C. Bloomberg has been a member of the Board of Directors of Nortek since April 19, 2005 and in 2010 was appointed to the position of Lead Director. Mr. Bloomberg was previously a member of Nortek’s Board of Directors from January 9, 2003 to August 27, 2004. Mr. Bloomberg has served since 2001 in the Office of the Chairman of Gordon Brothers Group LLC, a company which assists retail, consumer goods and industrial companies in asset redeployment and provides capital solutions to middle market companies. From 1994 to 2001, Mr. Bloomberg served as the President of Bloomberg Associates, an investment banking company. Mr. Bloomberg served as a director of RHI Entertainment, Inc. from 2009-2011 and served as a director of Tweeter Home Entertainment Group from 1986-2007. Mr.Bloomberg’s extensive experience with retailers and consumer goods and his experience in dealing with issues facing the Company make him well-positioned for his role as a director.

Joseph M. Cianciolo has been a member of the Board of Directors of Nortek since 2003. Mr. Cianciolo retired in June 1999 as the managing partner of the Providence, Rhode Island office of KPMG LLP. At the time of his retirement, Mr. Cianciolo had been a partner of KPMG LLP since 1970. Mr. Cianciolo currently serves as a director of United Natural Foods, Inc. and Eagle Bulk Shipping, Inc. Mr. Cianciolo’s extensive knowledge and experience with accounting matters allows him to provide valuable insight to the Board of Directors.

John T. Coleman has been a member of the Board of Directors of Nortek since July 1, 2010. Mr. Coleman served as President, Chief Operating Officer and a Director of Bose Corp., a manufacturer of high end audio products, from July 2001 to July 2005. Prior to that, he was Executive Vice President and Vice President of Human Resources at Bose, and before that, he was General Manager of Bose’s European manufacturing operations. Prior to joining Bose, Mr. Coleman was Director of Human Resources for General Electric in Ireland. Mr. Coleman was Head of the College of Business and Law at University College Cork in Ireland from May 2006 until June 2007. He is a member of the Board of Advisors of the School of Economics at University College Cork. Mr. Coleman holds diplomas in Personnel Management and in Training and Development from the Irish Management Institute. He also holds a diploma in Management Studies and an M.B.A. from the University of Ulster, Northern Ireland. Mr. Coleman is currently serving as a director of Rosetta Stone Inc. Mr. Coleman has a background in the retail industry building an international brand. He brings experience in management, operations, technology, human resources and education to our Board of Directors.

James B. Hirshorn has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Hirshorn is an Operating Advisor to Ares Management LLC, a global alternative asset management firm (“Ares”), where he focuses his time on portfolio investments across the Ares platform. Mr. Hirshorn has been engaged by the Company to provide operational advice and guidance on a consulting basis effective as of July 14, 2011. Mr. Hirshorn has over 18 years of leadership experience in the manufacturing, retail, private equity and consulting businesses. From 2007-2008, Mr. Hirshorn was the President of Potbelly Sandwich Works from 2007-2008 and prior to that he served as the Senior Executive VP of Finance, Operations and R&D for Sealy Mattress Corporation from 2002-2006. Prior to joining Sealy, Mr. Hirshorn was a Vice President at Bain Capital from 1999-2002 in their portfolio group, providing operating leadership to a number of Bain Capital’s retail and consumer products businesses. Prior to joining Bain Capital, Mr. Hirshorn was a manager at Bain & Company from 1993-1998. Mr. Hirshorn also spent three years with Procter & Gamble in their product development organization from 1988-1991. Mr. Hirshorn served as a director of Sealy Corporation from 2004 to 2006. Mr. Hirshorn’s experience in operations at numerous portfolio companies provides him with valuable expertise to assist the Company.

Thomas A. Keenan has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Keenan is the owner and founder of Keenan LLC, a real estate investment and development company focused on high end custom homes and the acquisition of multi-unit apartment buildings and commercial complexes. Prior to founding Keenan LLC, Mr. Keenan served as an investment principal for First Media LLC, the private investment arm of the Richard Marriott family, from 1997-2006, formulating investment strategies for private and public equity investments and prior to that, he was a consultant at McKinsey & Company from 1995 to 1997, focused on media and software clients. Mr. Keenan is currently serving as a director of Stanley Martin Companies. Mr. Keenan’s experience with real estate and the development industry equip him with valuable insight about the markets for the Company’s products.

Daniel C. Lukas has been a member of the Board of Directors of Nortek since July 1, 2010. Mr. Lukas is a Partner in the Private Equity Group of Ares. Prior to joining Ares in 2008, Mr. Lukas served as a Managing Director of GSC Group from 2006 through 2008, and Vice President of GSC Group from 2003 through 2005. Prior to that, he served as Vice President in the private equity and distressed debt funds at Thomas Weisel Capital Partners from 2000 to 2002, and before that, he was with Consolidated Press Holdings Limited, the private investment vehicle of Kerry Packer in Sydney, Australia. Earlier, Mr. Lukas was at Hellman & Friedman after beginning his career at Goldman, Sachs & Co. Mr. Lukas served as a director of RAM Holdings Ltd. from 2004 until his resignation in 2007, and as a director of Cherokee International Corporation from 2006 until his resignation in 2008. Mr. Lukas serves on the board of directors of City Ventures, LLC, Jacuzzi Brands Corporation and Sotera Defense Solutions, Inc. Mr. Lukas’s experience with acquisitions and debt and equity investments, as well as his experience serving on other boards of public companies, allows him to bring valuable insight to the Board of Directors.

Bennett Rosenthal has been a member of the Board of Directors of Nortek since December 17, 2009. Mr. Rosenthal is a founding member and Senior Partner of Ares Management where he serves on the Executive Committee and co-heads the Ares Private Equity Group. Mr. Rosenthal is also Chairman of the Board of Directors of Ares Capital Corporation, a specialty finance company that provides integrated debt and equity financing solutions to U.S. middle market companies. Prior to joining Ares in 1998, Mr. Rosenthal was a Managing Director in the Global Leveraged Finance Group of Merrill Lynch where he was a senior member of Merrill Lynch’s Leveraged Transaction Commitment Committee. Mr. Rosenthal also serves on the board of directors of several other companies, including AmeriQual Group, LLC, Aspen Dental Management, Inc., City Ventures, LLC, Hanger Orthopedic Group, Inc., Jacuzzi Brands Corporation, Serta Inc. and Simmons Bedding Company. Mr. Rosenthal previously served on the board of directors of Maidenform Brands, Inc. Mr. Rosenthal graduated summa cum laude with a Bachelor of Science degree in economics from the University of Pennsylvania’s Wharton School of Business where he also received his M.B.A. with distinction. Mr. Rosenthal’s experience with leverage finance and high yield offerings and serving on other boards of directors makes him well-positioned to serve as a director for the Company.

J. David Smith has been a member of the Board of Directors of Nortek since February 18, 2010 and was appointed as Interim Chief Executive Officer of Nortek as of July 1, 2011. Mr. Smith served as President of

Alumax Fabricated Products, Inc. and as an officer of Alumax, Inc. from 1989-1996. Mr. Smith held the positions of Chief Executive Officer and President of Euramax International, Inc. from 1996 and also served as its Chairman from 2002 until his retirement in 2008. Mr. Smith also serves as a director of Commercial Metals Company. Mr. Smith has extensive operating and management experience in private and public international metals and building products companies.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors, which consists of nine directors but there is currently one vacancy. We have determined that six of the current eight of our directors are independent directors under currently applicable listing standards of the Nasdaq. The only directors who are not independent are Messrs. Smith and Hirshorn.

Pursuant to our certificate of incorporation, our Board of Directors is divided into three classes of directors who serve in staggered three-year terms, as follows:

•	Class I directors are Messrs. Coleman, Keenan and Smith, and their terms will expire at the annual meeting of stockholders to be held in 2013;

•	Class II directors are Messrs. Bloomberg, Cianciolo and Hirshorn, and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	Class III directors are Messrs. Lukas and Rosenthal, and their terms will expire at the annual meeting of stockholders to be held in 2012.

At each annual meeting of our stockholders, the successors to the directors whose terms expire at each such meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes serving for the remainder of their respective three-year terms.

Board Committees

The Board of Directors has a complex set of duties and responsibilities, both practically and as provided under Delaware law, the Company’s Amended and Restated Certificate of Incorporation and the Company’s Amended and Restated By-Laws. However, to govern the modern corporation, there are a myriad of activities that must be performed and that are more effectively and efficiently performed by smaller groups of people. To do this, Delaware law gives the Board the authority to establish “committees” of the Board to take on directed duties. Moreover, various regulatory bodies with jurisdiction over the Company mandate certain committees, and, other various applicable laws give the Board the latitude to satisfy some of its duties and responsibilities through these committees.

To this end, the Company has established three committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee. Each committee operates under a charter approved by our Board of Directors. Copies of each committee’s charter are posted on the Corporate Governance section of the Investors section of our website, www.nortek-inc.com. The membership, principal duties, and responsibilities of each committee are set forth below. Under applicable rules and regulations, and as determined by the Board, all of the committee members are “independent” directors as “independence” is defined by the Nasdaq Rules.

The membership of the Committees is set forth below:

Nominating and
Corporate
	Audit	Compensation	Governance
Name	Committee	Committee	Committee

Jeffrey C. Bloomberg	•	•
Joseph M. Cianciolo	Chair(1)		•
John T. Coleman	•	•	Chair
James B. Hirshorn
Thomas A. Keenan	•
Daniel C. Lukas		Chair	•
Bennett Rosenthal			•
J. David Smith		(2)

(1)	Our Board of Directors has determined that Mr. Cianciolo is an “audit committee financial expert” as defined in applicable SEC rules.

(2)	Prior to July 1, 2011, Mr. Smith served as chairman of the Compensation Committee. We anticipate that he will return to that position upon the end of his service as Interim Chief Executive Officer of the Company.

Audit Committee

The committee’s charter provides that the principal duties and responsibilities of the Audit Committee include:

•	appointing, evaluating, overseeing and replacing, if necessary, our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	reviewing certain regulatory filings with management and our independent registered public accounting firm; and

•	reviewing earnings press releases and earnings guidance provided to analysts.

All audit and non-audit services, other than de minimus non-audit services, provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The committee’s charter provides that the principal duties and responsibilities of the Compensation Committee include:

•	reviewing and approving annual goals and objectives of our CEO, evaluating the performance of our CEO in light of those goals and objectives, determining or assisting to determine our CEO’s compensation level and making all other determinations with respect to the compensation of our CEO;

•	recommending to our Board of Directors the compensation of our executive officers other than our CEO and, to the extent such authority is delegated to it by our Board of Directors, approving the compensation payable to these executive officers, other than the base salaries of Messrs. Donnelly and Hall, which are set by the Chief Executive Officer;

•	reviewing and approving the compensation of the CEO of each of the Company’s business segments and such other subsidiary officers as the Committee may from time to time designate (collectively, the “Subsidiary designated officers”);

•	considering with respect to the compensation of the Company’s executive officers and Subsidiary designated officers: (a) annual base salary; (b) any bonus or other short-term incentive program; (c) any long-term incentive compensation (including cash-based and equity-based awards); (d) any employment agreements, severance arrangements, change-in-control arrangements and similar agreements or arrangements; and (e) any perquisites and other special or supplemental benefits;

•	reviewing and approving (and in the case of any Company executive officer other than the CEO, recommending to the Board) any termination or other severance pay at the time of the termination of any Company executive officer or Subsidiary designated officer which was not previously approved by the Committee or the Board or otherwise provided by contract;

•	reviewing and making recommendations to our Board of Directors regarding compensation, if any, of the Board of Directors and its committees; and

•	reviewing and making recommendations to our Board of Directors regarding incentive compensation and equity-based plans that are subject to approval by our Board of Directors.

Nominating and Corporate Governance Committee

The committee’s charter provides that the principal duties and responsibilities of the Nominating and Corporate Governance Committee include:

•	evaluating and selecting or recommending for selection candidates for election to our Board of Directors;

•	developing and recommending to our Board of Directors a set of corporate governance principles and code of ethics;

•	evaluating the functions, duties and composition of committees of our Board of Directors and making recommendations to our Board of Directors with respect thereto;

•	recommending to our Board of Directors or to the appropriate committee processes for annual evaluations of the performance of our Board of Directors, our Chairman and our CEO; and

•	considering and reporting to our Board of Directors any questions of possible conflicts of interests of members of our Board of Directors.

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for reviewing with the entire Board from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board of directors. The Board of Directors believes that directors should bring to the Company a variety of perspectives and skills that are derived from high quality business and professional experience and that are aligned with the Company’s strategic objectives. The composition of the Board of Directors should at all times adhere to the standards of independence promulgated by applicable Nasdaq and SEC rules. We also require that our directors be able to attend all board and applicable committee meetings. In this respect, directors are expected to advise the Chairman of the Board of Directors and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting any other public company directorship or assignment to the audit committee of the board of any other public company. Additionally, no member of the Audit Committee of the Board of Directors may sit on more than four separate audit committees of public companies.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the Nominating and Corporate Governance Committee or the Board decides not to re-nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee in light of the criteria above. Current members of the Committee and Board may be consulted for suggestions as to individuals meeting the criteria above. Research may also be performed to identify qualified individuals.

Code of Conduct

The Company has adopted a written code of business conduct and ethics that applies to our directors, officers, employees and certain other persons, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The current version of the code is posted on the Corporate Governance section of the Investors section of our website, www.nortek-inc.com. The Company’s website is included in this registration statement as a textual reference only and the information in the website is not incorporated by reference into this registration statement.

Executive Officers of Nortek

The following table sets forth the names of the executive officers of Nortek, their positions, and ages as of August 5, 2011:

Name	Age	Position

J. David Smith	62	Director and Interim Chief Executive Officer
Almon C. Hall	64	Senior Vice President and Chief Financial Officer
Kevin W. Donnelly	56	Senior Vice President, General Counsel and Secretary
Edward J. Cooney	64	Senior Vice President and Treasurer
Bruce E. Fleming	61	Vice President Corporate Development

The foregoing executive officers are referred to in “Executive Compensation — Compensation Discussion and Analysis”, Item 6 of this registration statement, as the Company’s “named executive officers.” The board of directors appointed Mr. Smith, who has been a director of the Company since February 2010, as Interim Chief Executive Officer of the Company as of July 1, 2011. For further information, see “— Retirement of Richard L. Bready and Appointment of J. David Smith as Interim Chief Executive Officer” and “— Retirement of Bruce E. Fleming” in Item 6 of this registration statement. Messrs. Hall, Cooney, Donnelly and Fleming have served in the same or substantially similar executive positions with Nortek for at least the past five years.

Our executive officers are elected annually by Nortek’s Board of Directors and serve until their successors are chosen and qualified. Nortek’s executive officers include only those officers of Nortek who perform policy-making functions and have managerial responsibility for major aspects of Nortek’s overall operations. A number of other individuals who serve as officers of Nortek’s subsidiaries perform policy-making functions and have managerial responsibilities for the subsidiary or division by which they are employed and a number of other individuals who serve as officers of Nortek have discrete areas of responsibility within Nortek. However, none of these individuals perform policy-making functions or have managerial responsibility for major aspects on Nortek’s overall operations. Certain of these individuals could, depending on the earnings of their subsidiary or division, be more highly compensated than some executive officers of Nortek.

There are no family relationships between any director, executive officer or other significant employee of the Company and any other director, executive officer or other significant employee.

Messrs. Hall, Cooney, Donnelly and Fleming were executive officers at the Company when it filed voluntary petitions in the Bankruptcy Court seeking relief under the provisions of chapter 11 of the Bankruptcy Code on October 21, 2009. See “Business — 2009 Bankruptcy and Reorganization” , Item 1 of this registration statement

ITEM 6.	EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and decisions with respect to the compensation of Nortek’s named executive officers and the most important factors relevant to an analysis of these policies and decisions.

Executive Summary

Company Performance in 2010

Key highlights of the Company’s 2010 performance included the following:

•	The Company’s financial performance improved compared to 2009 despite challenging economic conditions that continued to impact the majority of the markets in which the Company operates. Net sales for 2010 increased 5% to $1,899.3 million compared to $1,807.9 million in 2009. Operating earnings for 2010 improved from a $204.6 million loss to $70.6 million in income.

•	The Company continued to improve its financial position after emerging from bankruptcy reorganization in December 2009 (the “Reorganization”). We ended the year with a cash balance of $57.9 million and availability under our asset-based revolving credit facility of approximately $147 million on December 31, 2010.

•	In December 2010, the Company completed its $298 million acquisition of Ergotron, Inc., a leader in the design, manufacture and marketing of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays. The Company believes that Ergotron will be complementary to the Company’s existing Technology Products segment and provide the Company with an additional platform for growth and profitability, while diversifying its exposure to the commercial, healthcare and education markets.

•	The Company capitalized on opportunistic fundraising and refinancing transactions, including closing a private placement of $250 million aggregate principal amount of 10% Senior Notes due 2018 in November 2010 and amending our $300 million revolving asset-backed credit agreement in December 2010, to, among other things, lower the interest rates payable by the Company and amended certain provisions to provide Nortek with more flexibility.

•	The Company filed a Form 10 registration statement to register its common stock with the SEC and filed an application to list its common stock on the Nasdaq. The Company’s common stock is currently publicly traded on the OTC:QB pending its anticipated move to the Nasdaq.

Executive Compensation in 2010

After the Reorganization, the Company’s executive management team, led by the Chief Executive Officer, focused on maintaining Nortek’s strong presence in the various markets in which it operates, steadily rebuilding the Company and taking advantage of opportunistic acquisitions. The Company’s named executive officers were compensated for both Company and individual performance during 2010. The compensation received by our named executive officers for 2010 is summarized below.

•	Base salary. Messrs. Bready, Hall and Donnelly each have employment agreements that require Nortek to pay them a minimum base salary of $3,500,000, $500,000 and $375,000, respectively. Messrs. Cooney and Fleming do not have employment agreements. The base salaries for our named executive officers remained the same for 2010 compared to 2009 levels. The 2010 base salaries were not increased from their 2009 levels as a result of efforts to control costs while the Company weathered the downturn in the economy.

•	Discretionary cash bonuses. Each of the named executive officers other than our Chief Executive Officer received a discretionary cash bonus for 2010. Messrs. Hall, Donnelly, Cooney and Fleming received cash bonuses of $350,000, $350,000, $260,000 and $100,000, respectively. The recommendations as to the payment of bonuses and the amounts of such bonuses were based on the Company’s operating performance in 2010 compared to its 2010 operating plan, among other factors.

•	Equity-based awards. None of the named executive officers received equity-based awards in 2010. In 2009, each of the named executive officers received equity-based awards consisting of both restricted stock awards that vest 25% annually over four years based on the achievement of adjusted EBITDA targets and stock options that vest 20% annually over five years based on continued service to the Company. Because the Company achieved 111.7% of the pre-established EBITDA target of $151.72 million for 2010, 25% of each restricted stock award (the maximum which could vest in 2010) vested on March 30, 2011, the date the Company’s audited financial statements were certified. 20% of each stock option also vested based on continued service to the Company on December 17, 2010.

•	Retirement-related and other benefits. The retirement and other benefits provided to the named executive officers in 2010 remain unchanged from those provided in 2009.

Executive Compensation in 2011

The Compensation Committee is currently in the process of conducting a review of the Company’s executive compensation program and intends to refine the Company’s executive compensation program in 2011. The Compensation Committee has engaged Hay Group, a compensation consultant, to assist with this review.

In 2011, the base salary of Messrs. Hall, Donnelly, Cooney and Fleming were increased as follows: Mr. Hall, from $500,000 to $520,000; Mr. Donnelly, from $375,000 to $450,000; Mr. Cooney, from $300,000 to $375,000; and Mr. Fleming, from $300,000 to $312,000 prior to his retirement effective September 1, 2011. Mr. Bready received no increase in 2011 prior to his retirement effective July 1, 2011. These base salary increases were granted in light of the Company’s operating performance in 2010 compared to its 2010 operating plan, among other factors including input from Hay Group.

Effective July 1, 2011, the Board of Directors, based on the recommendation of the Compensation Committee, granted 10,000 shares of restricted stock to each of Messrs. Hall, Cooney and Donnelly and 5,000 shares of restricted stock to Mr. Fleming under our 2009 Omnibus Incentive Plan. In each case, one-third of the shares granted vests on each July 1 of 2012, 2013 and 2014, and the shares are automatically forfeited upon termination of the respective named executive officer’s employment.

Retirement of Richard L. Bready and Appointment of J. David Smith as Interim Chief Executive Officer

On June 30, 2011, the Company announced that Richard L. Bready planned to retire from the positions of Chairman of the Board of Directors, President and Chief Executive Officer of the Company, effective as of July 1, 2011 (the “Retirement Date”).

Under the terms of his existing employment agreement and by agreement dated June 30, 2011 (the “Separation Agreement”), and in consideration for the observation by Mr. Bready of certain restrictive covenants for a period of 12 months after the Retirement Date, a release of claims against the Company, a non-disparagement covenant, and his agreement to provide certain consulting and transition services to the Company in connection with his retirement from the Company, Mr. Bready will receive: (i) a severance payment of $5,250,000, payable over 18 months in equal installments; (ii) a lump sum payment of $1,000,000 in lieu of the lifetime health and medical coverage which would have been due under Mr. Bready’s existing employment agreement, with a tax gross-up; (iii) approximately $750,000, payable over 18 months in equal installments in respect of certain perquisites set forth in Mr. Bready’s employment agreement. Due to the requirements of Section 409A of the Internal Revenue Code of 1986, and pursuant to Company policy, the cash payments noted above that are due to Mr. Bready in connection with his separation from service will be delayed for a period of six months. All unvested equity awards held by Mr. Bready as of the Retirement Date will be forfeited, except that half of his stock options that would have vested later this year will be deemed vested. Mr. Bready’s vested stock options will remain exercisable until the earlier of (i) five years from the Retirement Date or (ii) the expiration date of the stock option.

As of July 1, 2011 (the “Start Date”), the Board of Directors appointed J. David Smith, who has been a director of the Company since February 2010, as Interim Chief Executive Officer of the Company.

In connection with Mr. Smith’s appointment as Interim Chief Executive Officer of the Company, the Company has entered into an Interim Chief Executive Officer Agreement (the “Interim CEO Agreement”) with Mr. Smith, dated as of June 30, 2011. Mr. Smith will be employed pursuant to the terms of the Interim CEO Agreement from July 1, 2011 until the earliest to occur of: (i) the date on which a permanent Chief Executive Officer commences employment with the Company; (ii) the date that is six months from the Start Date; or (iii) resignation from the position of Interim Chief Executive Officer Agreement or termination by the Company. For his services, Mr. Smith will be paid a monthly rate of $105,000 and will be eligible to earn an annual incentive bonus for 2011, based upon achievement of performance metrics and pro-rated to reflect Mr. Smith’s period of employment with the Company in 2011.

Mr. Smith will not be entitled to receive fees for attending Board and committee meetings while serving as the Interim Chief Executive Officer and his Board retainers will be appropriately pro-rated for 2011 such that he will only be paid such retainers for the portion of 2011 in which he is not serving as Interim Chief Executive Officer. Effective as of the Start Date, Mr. Smith resigned from serving as a member of the Compensation Committee of the Board.

Pursuant to the Interim CEO Agreement, Mr. Smith will be subject to restrictions on competition and solicitation during his employment with the Company and for a period of six months thereafter with respect to the solicitation restrictions. The Interim CEO Agreement also contains standard confidentiality and invention assignment covenants.

Retirement of Bruce E. Fleming

On August 17, 2011, Nortek, Inc. (the “Company”) announced that Bruce E. Fleming planned to retire from his position as Vice President — Corporate Development of the Company effective as of September 1, 2011 (the “Retirement Date”). Mr. Fleming remained as an employee of the Company through the close of business on September 1, 2011, at which time his resignation from all positions with the Company became effective.

Under the terms the Separation Agreement dated August 23, 2011, between the Company and Mr. Fleming and in consideration for the observation by Mr. Fleming of certain restrictive covenants for a period of 12 months after the Retirement Date, a release of claims against the Company, and a non-disparagement covenant, Mr. Fleming will receive: (i) a severance payment of $500,000 on the Retirement Date and (ii) continuance of coverage under the Company’s health insurance benefits for a period of 12 months after the Retirement Date.

Compensation Philosophy and Objectives

The Compensation Committee believes that Nortek’s compensation program is designed to attract, motivate, reward and retain high caliber executives to assist Nortek in achieving its strategic and operating objectives, and to compensate them at a level that is commensurate with both corporate and individual performance achievement, with the ultimate goal of increasing the value of our stockholders’ investment. Nortek has historically used a mix of short-term compensation, consisting of base salaries and cash bonuses, and long-term compensation, consisting of equity incentive compensation. The Compensation Committee is currently in the process of conducting a review of the Company’s executive compensation program, including its philosophy and objectives.

Background on Executive Compensation Structure and Process

The salary and bonus structure for our named executive officers was established prior to the Reorganization and was approved by our former bondholders and the bankruptcy court in connection with the Reorganization. The equity awards issued to our named executive officers, which were also approved in connection with the Reorganization, were issued in December 2009 with four or five year vesting that is contingent upon successful completion of multi-year performance and/or service periods.

Following the Reorganization, the Board of Directors developed a new corporate governance structure for the Company that was approved on April 8, 2010. Under the Company’s corporate governance structure and committee charters, the independent directors are responsible for determining the compensation of our Chief Executive Officer, and the full Board of Directors is responsible for the determining the compensation of our named executive officers other than our Chief Executive Officer. In both situations, the directors take into account the recommendations of the Compensation Committee. Messrs. Bready, Hall and Donnelly also have employment agreements which govern certain elements of their compensation. To the extent required by applicable tax or securities laws, or to the extent that authority is delegated to it by the Board of Directors, the Compensation Committee may also approve the specific elements of compensation for executive officers in addition to Mr. Bready. No such authority was delegated by the Board of Directors to the Compensation Committee in 2010.

Under the Company’s new corporate governance structure, the Compensation Committee and the Board of Directors has occasionally sought input from the Chief Executive Officer regarding the compensation of the named executive officers. With respect to salary and bonus decisions, in January 2011 the Chief Executive Officer provided the Compensation Committee with his assessment of each executive officer’s performance, other than his own, addressing such factors as the officer’s achievement of individual goals, leadership accomplishments, and contributions to Nortek’s performance. The Chief Executive Officer provided his recommendations on salary increases and bonuses for the named executive officers. The Compensation Committee also asked management to provide a list of companies that are similar to Nortek in one or more characteristics, including industry group, product markets, business model, size, complexity, world-wide market and geography. The Compensation Committee reviewed the comparison data provided by management, among other factors, in determining its executive compensation recommendations for 2010.

Use of Compensation Consultants and Benchmarking Data

The Compensation Committee and Nortek management, on occasion, consult compensation consultants and competitive benchmark data when establishing or reviewing base salaries and compensation packages.

Nortek management engaged Effective Pay Practices (“EPP”), a compensation consultant, to review salary and cash bonus compensation for the named executive officers. The consultant reviewed the cash compensation packages for our named executive officers, including their base salary and bonus. The consultant’s report was provided to the Compensation Committee to help guide the Compensation Committee’s compensation decisions for 2011 base salaries and bonuses for fiscal year 2010 performance.

The Compensation Committee did not use a compensation consultant or benchmarking data in determining bonuses for 2010. Rather, it made its determination based on its collective knowledge and experience in compensation matters.

As noted above, the Compensation Committee has recently engaged Hay Group to conduct a comprehensive review of our executive compensation program and advise the Compensation Committee on all compensation matters related to Nortek’s executives. The compensation consultant will assist the Compensation Committee with, among other things, (i) performing a review of the Company’s executive compensation program, (ii) determining the appropriate allocation among short-term and long-term compensation, cash and non-cash compensation, and the different forms of non-cash compensation and (iii) identifying an appropriate peer group for purposes of benchmarking the Company’s executive compensation. The Compensation Committee did use data provided by Hay Group in determining the base salaries for 2011. The Chief Executive Officer may also provide input to the Compensation Committee on the performance and compensation levels of the executives other than himself, but he does not serve on the Compensation Committee.

Elements of Compensation

There are four primary components of the compensation package that we provide to each of our named executive officers. Those components are:

•	base salary;

•	discretionary cash bonuses;

•	equity based awards; and

•	retirement-related and other benefits.

Base Salary

Messrs. Bready, Hall and Donnelly each have employment agreements that require Nortek to pay them a minimum base salary of $3,500,000, $500,000 and $375,000, respectively. These amounts were paid in 2010. Their employment agreements provide that upward adjustments to the base salary of Mr. Bready are determined by the Board of Directors and upward adjustments to the base salaries of Messrs. Donnelly and Hall are determined by the Chief Executive Officer. The Chief Executive Officer has historically sought the approval of the Compensation Committee for salary increases for Messrs. Donnelly and Hall and continued this practice in 2011. Adjustments to the base salaries of Messrs. Cooney and Fleming are determined by the Board of Directors based on the recommendations of the Compensation Committee.

Nortek provides its named executive officers, like its other employees, with a base salary in order to compensate them for the services which they provide to Nortek over the course of the year. Salaries are typically evaluated annually and adjusted from their base level from year to year based upon the executive’s performance and level of responsibilities. In certain instances, such as in 2009 and 2010, there have been no adjustments to salaries due to factors such as the downturn in the industry and market conditions.

In 2011, the base salary of Messrs. Hall, Donnelly, Cooney and Fleming were increased as follows: Mr. Hall, from $500,000 to $520,000; Mr. Donnelly, from $375,000 to $450,000; Mr. Cooney, from $300,000 to $375,000; and Mr. Fleming, from $300,000 to $312,000 prior to his retirement effective September 1, 2011. Mr. Bready received no increase in 2011 prior to his retirement effective July 1, 2011.

Discretionary Cash Bonuses

Awards of discretionary cash bonuses are designed to reward corporate success and individual achievement with the emphasis on overall Company performance. The Chief Executive Officer assesses the individual performance of each named executive officer, other than himself, with Nortek’s operating and financial performance achievements as compared to an established financial plan for Nortek. If the Chief Executive Officer so determines, he makes a recommendation to the Compensation Committee for a discretionary cash bonus award for each named executive officer other than himself. The Compensation Committee considers and, if it deems appropriate, recommends the approval or adjustment of such discretionary cash bonus awards for our named executive officers (other the our Chief Executive Officer) to the full Board of Directors.

Mr. Bready’s employment agreement provides that he is not specifically entitled to incentive or bonus compensation; however, it does provide that the Board of Directors may, in its discretion, award incentive compensation to Mr. Bready, from time to time. Mr. Bready did not receive a cash bonus for 2010. Messrs. Hall, Donnelly, Cooney and Fleming received cash bonuses of $350,000, $350,000, $260,000 and $100,000, respectively. The Compensation Committee recommended to the Board of Directors that the Company pay these bonuses based on the Company’s operating performance in 2010 compared to its 2010 operating plan, among other factors.

Equity-Based Awards

On the Effective Date of the Reorganization, Nortek granted certain equity awards to the named executive officers and other employees of Nortek and its subsidiaries. These equity awards were proposed by the Chief Executive Officer, approved by our former bondholders and the bankruptcy court in connection with the Reorganization, and approved by the then-current Board of Directors. The restricted stock awards and stock option awards granted in 2009 were granted to the named executive officers to reward and motivate their performance, which the Board of Directors believes will have a long-term impact on increasing stockholder value. The Board of Directors believes that it is important to ensure that the named executive officers’ interests are appropriately aligned with those of the shareholders of the Company.

Fifty percent of the awards granted to the named executive officers in 2009 were in the form of performance-based restricted stock awards and the other fifty percent were in the form of stock options. 25% percent of the restricted stock awards will vest each year following the end of each of the Company’s 2010, 2011, 2012 and 2013 fiscal years if 95% of the Company’s adjusted EBITDA target is met for the applicable year, with 16.67% of the awards granted vesting in a particular year if 90% of the Company’s adjusted EBITDA target is met for that year and 8.33% of the awards granted vesting if 85% of the Company’s adjusted EBITDA target is met for that year. In addition, if all of the restricted stock that could vest in that year does not vest, an additional portion of that restricted stock may vest if the Company’s adjusted EBITDA target for the following year exceeds 90% of the Company’s adjusted EBITDA target for that following year. Stock options granted vest in equal installments on each of the first five anniversaries of their grant date. Restricted stock awards reward performance and align the executives’ compensation with the performance of the Company by tying the number of shares that actually vest to the Company’s performance and stock options stock awards, through their multi-year vesting, reinforce our goal to retain top talent.

In 2010, the Company achieved 111.7% of the adjusted EBITDA target of $151.72 million for 2010, which resulted in the vesting of 25% of the restricted stock award. For purposes of the restricted stock awards, adjusted EBITDA is defined as the Company’s Consolidated Cash Flow. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a description of how Consolidated Cash Flow is calculated.

In 2010 there were no grants of equity-based awards to the named executive officers.

Retirement-Related Benefits

401(k) Plan

Each of our named executive officers is eligible to participate in Nortek’s 401(k) Savings Plan. The 401(k) plan is a tax-qualified retirement savings plan pursuant to which all of Nortek’s employees, including the named executive officers, are able to contribute the lesser of 16% of their annual salary or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. Historically, participants in the 401(k) plan were eligible for a discretionary matching contribution and a discretionary profit sharing employer contribution. Prior to 2009, Nortek matched 50% of the participants’ contributions up to 6% of compensation (for a maximum possible match of 3%). For all of 2009 and from January 1, 2010 to June 30, 2010, Nortek suspended the discretionary match as a result of efforts to control costs while the Company weathered the downturn in the economy. Effective July 1, 2010, Nortek reinstated a discretionary match of 25% of the participants’ contributions up to 6% of compensation (for a maximum possible match of 1.5%). For 2010 under our 401(k) plan, Mr. Hall received $3,918, Mr. Donnelly received $2,688, Mr. Cooney received $2,214 and Mr. Fleming received $1,960 of employer match contributions, and each of our named executive officers received $6,125 of Company-paid profit sharing contributions.

Pension Plan

Messrs. Bready, Hall and Donnelly are eligible to receive benefits under Nortek’s qualified pension plan as a result of their respective tenures with the Company. Nortek’s qualified pension plan was frozen as of December 31, 1995, and no further increases in benefits may occur as a result of additional service or increases in compensation. The benefit payable to a participant at normal retirement equals the accrued benefit as of December 31, 1995 and will be payable as a joint and 50% survivor annuity in the case of a married employee and as a single-line annuity in the case of an unmarried employee. The annual pension benefits entitled to be paid to the named executive officers beginning at age 65 under this pension plan, as a 50% joint and survivor annuity, are as follows: Mr. Bready $160,922, Mr. Hall $52,163, and Mr. Donnelly $15,574. Messrs. Cooney and Fleming are not eligible to receive benefits under the qualified pension plan.

Supplemental Executive Retirement Plan

We maintain the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) in which Mr. Fleming is the sole participant. The SERP provides plan participants with a benefit equal to the value of an annuity with monthly payments for 180 months. The SERP benefit, before offset, is equal to 1.667% of a participant’s Average Compensation for each year of service not in excess of 30. “Average Compensation” is the average of the participant’s base salary and half of the participant’s bonus during the three consecutive calendar years in which such participant’s earnings were greatest. A participant’s benefit under the SERP is reduced by benefits under the pension plan and social security benefits, as applicable. The SERP benefit is payable in installments upon a participant’s termination of employment and is actuarially reduced in the event a participant’s employment terminates before the participant reaches age 65.

Other Benefits

We also provide each of our named executive officers with health and life insurance benefits as well as certain other benefits that are required by the terms of the existing employment agreements with the named executive officers. In the case of Mr. Bready, his employment agreement provides that if his employment is terminated for any reason, the Company is obligated to provide lifetime medical coverage to Mr. Bready, his spouse and his dependents in an amount up to $1,000,000. Alternatively, Mr. Bready may choose to receive a lump-sum payment in lieu of this coverage. Upon his retirement effective July 1, 2011, Mr. Bready elected to receive a lump-sum payment of $1,000,000. In either case, the Company is required to “gross-up” the amount Mr. Bready receives for all applicable taxes. In the case of Messrs. Hall and Donnelly, in the event the named executive officer’s employment is terminated for any reason, if there is a change-in-control or upon the third anniversary of the Reorganization, the Company is required to make a lump-sum payment of up to $1,000,000 in lieu of any lifetime medical coverage which would have been due under the respective employment agreement, with a “gross-up” for all applicable taxes. The payment, prior to the tax gross-up, will be at least $838,707 in the case of Mr. Hall and at least $863,432 in the case of Mr. Donnelly. There is no minimum payment in the case of Mr. Bready. We are also required, by the terms of the existing employment agreements with Messrs. Bready, Hall and Donnelly, to provide them with an excise tax gross-up in connection with so-called golden parachute payments.

Nortek also provides perquisites, some of which are discretionary while others are provided pursuant to the terms of the employment agreements between Nortek and Messrs. Bready, Hall and Donnelly. The purpose of these perquisites is to motivate employees, create goodwill, and reward employees for achievements that may not be measurable in financial metrics. These perquisites are reflected in the “All Other Compensation” column in the Summary Compensation Table below and the related footnotes.

Termination Compensation

In order to attract and retain executives, Nortek believes that certain severance arrangements for its named executive officers are appropriate and necessary. For Messrs. Bready, Hall and Donnelly, their termination compensation is determined pursuant to the terms and conditions of their employment agreements. In addition, Messrs. Bready’s and Flemings’ termination compensation is governed by the respective Separation Agreement, see “Employment Agreements — Separation Agreement of Richard L. Bready” and “ — Separation Agreement of Bruce E. Fleming” below. Mr. Cooney’s and Mr. Fleming’s termination compensation is determined pursuant to the terms and conditions of the Company’s Second Amended and Restated Change in Control Severance Benefit Plan. Nortek believes that termination benefits and change-of-control payments are helpful to provide certainty to the named executive officers with respect to their positions with Nortek and to ensure that the named executive officers consider corporate transactions which are in the best interest of the stockholders of Nortek without concern over whether the transactions may jeopardize the executive’s employment. Also, these benefits help to ensure that Nortek will have the continued dedication and full attention of key employees.

For more information on termination compensation payments for the named executive officers, see the disclosure under “Potential Payments upon Termination of Employment or Change-in-Control” below, “Employment Agreements — Separation Agreement of Richard L. Bready” below and “Employment Agreements — Separation Agreement of Bruce E. Fleming” below.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for taxable compensation over $1 million paid to certain executives. Performance-based compensation is not subject to the deduction limit if certain requirements are met. At such time as the Company has registered securities listed on national exchange, it will take Section 162(m) of the Internal Revenue Code into account in making its executive compensation decisions, but reserves the right to pay amounts that are not deductible.

We account for equity compensation paid to our employees in accordance with ASC 718, “Compensation — Stock Compensation”, (“ASC 718”), which requires us to measure and recognize compensation expense in our financial statements for all share-based payments based upon an estimate of their grant date fair value over the service period of the award. We record cash compensation as an expense at the time the obligation is accrued.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers during fiscal years 2010, 2009 and 2008.

							Change
							in Pension
							Value and
							Non-
				Non-Equity			qualified
				Incentive			Deferred
				Plan			Compensation	All Other
Name and			Discretionary	Compen-	Stock	Option	Earnings	Compensation	Total
Principal Position	Year	Salary	Bonus	sation(1)	Awards(2)	Awards(3)	(4)	(5)(6)	Compensation

Richard L. Bready	2010	$3,500,000	$—	—	—	—	$33,000	$315,611	$3,848,611
Chairman, President and	2009	3,500,000	—	$500,000	$3,595,650	$1,484,122	343,000	300,988	9,723,760
Chief Executive Officer	2008	3,500,000	—	—	—	—	163,000	376,336	4,039,336
Almon C. Hall	2010	$500,000	$350,000	—	—	—	$72,000	$65,709	$987,709
Senior Vice President and	2009	500,000	—	$300,000	$479,825	$198,050	120,000	46,747	1,644,622
Chief Financial Officer	2008	500,000	150,000	—	—	—	22,000	58,677	730,677
Kevin W. Donnelly	2010	$375,000	$350,000	—	—	—	$18,000	$52,171	$795,171
Senior Vice President, General	2009	375,000	—	$300,000	$479,825	$198,050	26,000	40,404	1,419,279
Counsel and Secretary	2008	375,000	150,000	—	—	—	3,000	43,419	571,419
Edward J. Cooney	2010	$300,000	$260,000	—	—	—	—	$32,077	$592,077
Senior Vice President and	2009	300,000	—	$300,000	$479,825	$198,050	—	23,830	1,301,705
Treasurer	2008	300,000	150,000	—	—	—	—	32,052	482,052
Bruce E. Fleming	2010	$300,000	$100,000	—	—	—	$147,000	$25,909	$572,909
Vice President	2009	300,000	15,000	—	$84,675	$34,950	$124,000	19,022	577,647
Corporate Development	2008	300,000	50,000	—	—	—	76,000	35,358	461,358

(1)	Pursuant to the Emergence Bonus Plan, which was court-approved as part of the Reorganization, on the date Nortek emerged from bankruptcy, cash bonuses were awarded to executive officers and certain key employees of Nortek for their efforts in completing the Reorganization. All such cash bonuses were paid during fiscal year 2009.

(2)	This amount represents the dollar amount of the aggregate grant date fair value of the restricted stock awards granted during fiscal year 2009 determined in accordance with ASC 718 and based on a grant date fair value of a share of common stock equal to $11.29. The value reported in the table represents the value of restricted stock awards assuming satisfaction of the target level of performance. There were no restricted stock grants made in fiscal year 2010 or 2008. For additional information, including information regarding the assumptions used for these calculations, see Note 2, “Reorganization Under Chapter 11”, and Note 9, “Share-Based Compensation”, to the consolidated financial statements, Item 13 of this registration statement.

(3)	This amount represents the dollar amount of the aggregate grant date fair value of the stock options granted during fiscal year 2009 determined in accordance with ASC 718 and based on a grant date fair value of a stock option equal to $4.66. There were no stock option grants made in fiscal year 2010 or 2008. For additional information, including information regarding the assumptions used for these calculations, see Note 2, Reorganization Under Chapter 11”, and Note 9, “Share-Based Compensation”, to the consolidated financial statements, Item 13 of this registration statement.

(4)	For 2010, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $33,000 is the net result of a decrease of $54,000 due to passage of time and an increase of $87,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Hall’s benefit of $72,000 is the net result of an increase of $39,000 due to the passage of time and an increase of $33,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $18,000 is the net result of an increase of $7,000 due to the passage of time and an increase of $11,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated present value of Mr. Fleming’s benefit of $147,000 is the net result of $110,000 due to the passage of time (including $69,000 in benefits earned) and an increase of $37,000 due to a change in assumptions (mortality and discount rate).

For 2009, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $343,000 is the net result of an increase of $54,000 due to passage of time and an increase of $289,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Hall’s benefit of $120,000 is the net result of an increase of $24,000 due to the passage of time and an increase of $96,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $26,000 is the net result of an increase of $3,000 due to the passage of time and an increase of $23,000 due to a change in assumptions (mortality and discount rate). The gross change in the estimated present value of Mr. Fleming’s benefit of $124,000 is the net result of $88,000 due to the passage of time (including $52,000 in benefits earned) and an increase of $36,000 due to a change in assumptions (mortality and discount rate).

For 2008, the gross change in the estimated lump sum value of Mr. Bready’s benefit of $163,000 is the net result of an increase of $142,000 due to the passage of time and an increase of $21,000 due to an increase in the IRS qualified plan benefit limit. The gross change in the estimated lump sum value of Mr. Hall’s benefit of $22,000 is due to the passage of time. The gross change in the estimated lump sum value of Mr. Donnelly’s benefit of $3,000 is due to the passage of time. The gross change in the estimated present value of Mr. Fleming’s benefit of $76,000 is due to the passage of time (including $44,000 in benefits earned).

(5)	For Mr. Bready, includes: $231,447 for 2010, $217,954 for 2009 and $303,383 for 2008 related to personal use of Nortek’s fractional ownership of aircrafts; $8,382 for 2010 and $4,356 for each of 2009 and 2008 related to excess group term life insurance; $4,600 for 2010, $0 for 2009 and $16,427 for 2008 for personal use of automobiles provided by Nortek; $33,500 in 2010, $0 in 2009 and $13,000 in 2008 for tax preparation services; $21,495 in 2010, $68,868 in 2009 and $22,354 in 2008 for reimbursement by Nortek for health related costs paid by the executive; and $10,062 in 2010, $9,811 in 2009 and $9,916 in 2008 for country club dues and assessments for personal use. To determine the aggregate incremental cost of Mr. Bready’s personal use of Nortek’s fractional ownership of aircrafts, Mr. Bready classifies all flights as either personal or business use, and Nortek aggregates the itemized costs billed to the Company for each flight Mr. Bready has identified as personal. The aggregate incremental cost of tax preparation services is the amount billed to the Company by an outside tax consultant for Mr. Bready’s personal tax services.

For Mr. Hall, includes: $4,356 for each of 2010, 2009 and 2008 related to Company-paid premiums for excess group term life insurance; $23,080 for 2010, $23,228 for 2009 and $23,331 for 2008 for personal use of an automobile provided by Nortek; $2,500 for each of 2010 and 2009 and $4,000 for 2008 for tax preparation services; $15,889 for 2010, $6,821 for 2009 and $10,472 for 2008 for reimbursement by Nortek for health-related costs paid by the executive; and $9,842 for each of 2010 and 2009 and $9,618 for 2008 for country club dues and assessments for personal use.

For Mr. Donnelly, includes: $2,838 for 2010 and $1,518 for each of 2009 and 2008 related to Company-paid premiums for excess group term life insurance; $18,389 for 2010, $18,739 for 2009 and $18,540 for 2008 for personal use of an automobile provided by Nortek; $15,451 for 2010, $13,746 for 2009 and $10,551 for 2008 for reimbursement by Nortek for health-related costs paid by the executive; and $6,680 for 2010, $6,400 for 2009 and $5,910 for 2008 for country club dues and assessments for personal use.

For Mr. Cooney, includes: $4,356 for each of 2010 and 2009 and $4,312 for 2008 related to Company-paid premiums for excess group term life insurance; $16,882 for 2010, $16,974 for 2009 and $18,340 for 2008 for personal use of an automobile provided by Nortek; and $2,500 for each of 2010, 2009 and 2008 for tax preparation services.

For Mr. Fleming, includes: $4,356 for 2010, $2,838 for 2009 and $2,819 for 2008 related to Company-paid premiums for excess group term life insurance; and $13,468 for 2010, $16,184 for 2009 and $14,389 for 2008 for personal use of an automobile provided by Nortek.

(6)	For 2010, includes Company-paid matching contributions of $3,918 for Mr. Hall, $2,688 for Mr. Donnelly, $2,214 for Mr. Cooney and $1,960 for Mr. Fleming and Company-paid profit sharing contributions of $6,125 each for Messrs. Bready, Hall, Donnelly, Cooney and Fleming under Nortek’s 401(k) Savings Plan, which is a defined contribution retirement plan.

For 2009, there were no matching contributions or profit sharing contributions by Nortek for Messrs. Bready, Hall, Donnelly, Cooney or Fleming under Nortek’s 401(k) Savings Plan.

For 2008, includes $6,900 in matching contributions by Nortek for Messrs. Bready, Hall, Donnelly, Cooney and Fleming under Nortek’s 401(k) Savings Plan. There was no profit sharing contribution by Nortek for 2008.

Grants of Plan-Based Awards Table

There were no grants of plan-based awards to any of the named executive officers in 2010.

Outstanding Equity Awards at December 31, 2010 Table

	Option Awards						Stock Awards
										Equity
										Incentive
									Equity	Plan
									Incentive	Awards:
									Plan	Market or
									Awards:	Payout
								Market	Number of	Value of
							Number of	Value of	Unearned	Unearned
			Number of	Number of			Shares	Shares	Shares,	Shares,
			Securities	Securities			or Units	or Units	Units or	Units or
			Underlying	Underlying			of Stock	of Stock	Other	Other
	Type		Unexercised	Unexercised	Option		That	That	Rights	Rights
	of		Options	Options	Exercise	Option	Have	Have	That Have	That Have
	Award	Grant	Exercisable	Unexercisable	Price	Expiration	Not	Not	Not Vested	Not Vested
Name	(1)	Date	(#)(2)	(#)(2)	($)	Date	Vested	Vested	(#)(3)	($)(4)

Richard L. Bready	ISO	12/17/09	5,714	22,857	$17.50	12/17/19
	NSO	12/17/09	57,982	231,928	$17.50	12/17/19
	PRSA	12/17/09					0	$0	238,860	$8,598,960
Almon C. Hall	ISO	12/17/09	5,714	22,857	$17.50	12/17/19
	NSO	12/17/09	2,786	11,143	$17.50	12/17/19
	PRSA	12/17/09					0	$0	31,875	$1,147,500
Kevin W. Donnelly	ISO	12/17/09	5,714	22,857	$17.50	12/17/19
	NSO	12/17/09	2,786	11,143	$17.50	12/17/19
	PRSA	12/17/09					0	$0	31,875	$1,147,500
Edward J. Cooney	ISO	12/17/09	5,714	22,857	$17.50	12/17/19
	NSO	12/17/09	2,786	11,143	$17.50	12/17/19
	PRSA	12/17/09					0	$0	31,875	$1,147,500
Bruce E. Fleming	ISO	12/17/09	1,500	6,000	$17.50	12/17/19
	PRSA	12/17/09					0	$0	5,625	$202,500

(1)	Type of Award:

ISO = Incentive Stock Option

NSO = Nonqualified Stock Option

PRSA = Performance Restricted Stock Award

(2)	Stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date. The $17.50 exercise price was agreed to by the Chief Executive Officer of Nortek and the Ad Hoc Committee and approved by the Board of Directors and exceeded the fair market value of a share of common stock on the date of grant. All stock options vest in full upon a Change of Control (as defined in the Incentive Stock Option Agreement or Nonqualified Stock Option Agreement). Upon a termination of the named executive officer’s employment, non-vested stock options are forfeited, while vested options remain exercisable until the earlier of (i) three months from the executive officer’s termination date or (ii) the expiration date of the options.

(3)	Shares of restricted stock vest at the rate of 25% per year, subject to satisfaction of 95% of Adjusted EBITDA performance criteria for fiscal years 2010, 2011, 2012 and 2013, with vesting dates as of the Measurement Date (defined in the Restricted Stock Agreement as the date that the Company determines whether the performance target has been satisfied). The computation of Adjusted EBITDA is to be performed by reference to the Company’s Adjusted Consolidated Cash Flow as defined in the Company’s indenture governing its 11% Senior Secured Notes due 2013. If the target Adjusted EBITDA is not achieved, 1/3 of the restricted stock that could vest with respect to a particular year vests if 85% of Adjusted EBITDA is achieved and 2/3 vests if 90% of Adjusted EBITDA is achieved. The numbers in the table represent the number of shares that would vest if 95% of Adjusted EBITDA were achieved during each of the 2011, 2012 and 2013 fiscal years. In addition, if Adjusted EBITDA in any particular year is lower than the performance target for that year, as set forth in the Restricted Stock Agreement, the awards which would have vested in that year may vest in part or in whole in the following year if certain Adjusted EBITDA performance criteria are exceeded in the following year. In that case, restricted stock awards would vest with respect to both the current year and the preceding year, depending upon the extent to which performance criteria for the current year were exceeded. All shares of restricted stock vest in full upon a Change of Control (as defined in the Restricted Stock Agreement), and are forfeited upon a termination of the named executive officer’s employment. Upon his retirement effective July 1, 2011, all unvested shares of restricted stock held by Mr. Bready as of July 1, 2011 were forfeited.

(4)	Amounts have been determined by multiplying the maximum number of shares underlying the restricted stock award by $36, which was the fair market value of a share of Nortek common stock on December 31, 2010 as traded on the OTC:QB.

All outstanding equity awards were granted under the Nortek, Inc. 2009 Omnibus Incentive Plan, which is described in more detail in the “Incentive Plans” section below.

Option Exercises and Stock Vesting During the Year Ended December 31, 2010

	Stock Awards(1)
	Number of Shares	Value Realized on
	Acquired on Vesting	Vesting
Name	(#)	($)(2)

Richard L. Bready	79,620	$2,866,329
Almon C. Hall	10,625	$382,500
Kevin W. Donnelly	10,625	$382,500
Edward J. Cooney	10,625	$382,500
Bruce E. Fleming	1,875	$67,500

(1)	Represents the removal of the restriction on 25% of each Named Executive Officer’s restricted stock award. Because the Company achieved 111.7% of the pre-established EBITDA target of $151.72 million for 2010, 25% of each restricted stock award (the maximum which could vest in 2010) vested on March 30, 2011, the date the Company’s audited financial statements were certified.

(2)	Amounts have been determined by multiplying the maximum number of shares underlying the PRSA by $36, which was the fair market value of a share of Nortek common stock on December 31, 2010 as traded on the OTC:QB.

Pension Benefits for the Year Ended December 31, 2010

Nortek, Inc. Retirement Plan

Messrs. Bready, Hall and Donnelly participate in the Nortek, Inc. Retirement Plan (the “Nortek Retirement Plan”). Messrs. Cooney and Fleming do not participate in the Nortek Retirement Plan. The following table provides the required benefit information for Messrs. Bready, Hall and Donnelly under the Nortek Retirement Plan for the year ended December 31, 2010.

	Years of	Estimated	Payments
	Credited	Present Value of	During Last
Name	Service(1)	Accrued Benefit	Fiscal Year

Richard L. Bready(2)	21	$2,146,000	$0
Almon C. Hall	19	701,000	0
Kevin W. Donnelly	8	132,000	0

(1)	Messrs. Bready, Hall and Donnelly have been employed by Nortek for 36, 34 and 24 years, respectively. As described in greater detail below, the difference between their years of credited service under the Nortek Retirement Plan and their actual years of service with Nortek is a result of the freezing of the Nortek Retirement Plan. This difference does not result in any augmentation of benefits.

(2)	Mr. Bready’s benefit reflects a payment date of January 1, 2011 (age 66 and 5 months).

Annual benefit accruals under the Nortek Retirement Plan ceased effective December 31, 1995. All plan participants, including those identified above, became 100% vested on that date. Retirement benefits were calculated using final average earnings and credited service according to the plan’s benefit formula as of the benefit freeze date.

The estimated present value of each participant’s accrued benefit was determined as of December 31, 2010 based on a discount rate of 5.25% and mortality according to the IRS 2010 Non-Annuitant Mortality Table (sex distinct). These assumptions are the same as those used for fiscal 2010 financial statement reporting purposes and represent a change from the prior year. The Nortek Retirement Plan does not offer a lump sum payment option for any of the participants identified above.

Reduced early retirement benefits are available to plan participants who have attained age 55 with at least five (5) years of vesting service. Accrued benefits are reduced by 1/180th for each of the first sixty (60) months a participant’s early retirement age precedes age 65 and by 1/360th for each additional month in excess of sixty (60) months. Each of Messrs. Bready, Hall and Donnelly is currently eligible for early retirement under the Nortek Retirement Plan.

The normal form of payment for single participants is a life annuity. The normal form of payment for married payments is an actuarially reduced 50% joint & survivor annuity. Optional forms of payment include actuarially adjusted joint & survivor benefits (50%, 66 2/3%, 75%, and 100%) and a ten-year certain and continuous annuity.

The estimated annual 50% joint & survivor annuity payable to each participant identified above at age 65 is detailed below (estimates are based on actual spouse dates of birth):

Annual Accrued Benefit
Payable at Age 65
Name	50% Joint & Survivor

Richard L. Bready	$161,067
Almon C. Hall	52,163
Kevin W. Donnelly	15,574

(1)	Mr. Bready’s benefit reflects a payment date of January 1, 2011 (age 66 and 5 months).

The gross change in the present value of each participant’s estimated benefit is attributable to the passage of time as well as changes to both the discount rate and mortality assumption. The impact of each change is summarized below.

	Change Due to	Change Due to	Change Due to
Name	Passage of Time	Discount Rate	Mortality Table

Richard L. Bready	$(54,000)	$83,000	$4,000
Almon C. Hall	39,000	32,000	1,000
Kevin W. Donnelly	7,000	10,500	500

Nortek, Inc. Supplemental Executive Retirement Plan

We also maintain the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) in which Mr. Fleming is the sole participant. Mr. Fleming is completely vested in his SERP benefit. The following table illustrates the required benefit information for Mr. Fleming under the SERP for the year ended December 31, 2010.

	Years of	Estimated	Payments
	Credited	Present Value of	During Last
Name	Service	Accrued Benefit	Fiscal Year

Bruce E. Fleming	19.30	$858,000	$0

The SERP provides plan participants with a benefit equal to the value of an annuity with monthly payments for 180 months. The SERP benefit, before the offset described below, is equal to 1.667% of a participant’s Average Compensation for each year of service not in excess of 30. “Average Compensation” is the average of the participant’s base salary and half of the participant’s bonus during the three consecutive calendar years in which such participant’s earnings were greatest. A participant’s benefit under the plan is reduced by other employer-provided retirement benefits and social security benefits.

In general, SERP benefits are payable in a series of 180 monthly installments beginning on the later of (a) the date on which the participant attains normal retirement age under the SERP (age 65) and (b) the date on which the participant actually retires. If a participant retires before age 65, accrued benefits are reduced in accordance with the factors outlined in the plan document. Specifically, benefits are reduced by 1/180 for each of the first 60 months the benefit commencement date precedes the normal retirement date and by 1/360 for each of the next 60 months the benefit commencement date precedes the normal retirement date.

A participant who retires prior to attaining age 65 may elect to have those SERP benefits earned and vested prior to January 1, 2005 commence any time on or after age 55 (but not after his or her normal retirement date). Benefits that are earned or vested on or after January 1, 2005 must commence within 90 days of a participant’s termination of employment (in the case of a participant who is eligible for early retirement).

Since Mr. Fleming has attained age 55, he is eligible for annual early retirement benefits in the annual amount of $78,430 based on a benefit commencement date of January 1, 2011. A pension benefit reduced for disability benefits is also payable under certain circumstances. Upon a Change of Control (as defined in the SERP), a participant will become fully vested in his or her SERP benefit. In the event of a termination of employment by the Company or by a participant for certain listed reasons within the twenty-four month period following a Change of Control, a participant’s benefits will commence upon termination and will not be subject to the early commencement reductions specified in the plan.

In the event of the participant’s death prior to the full payment of the SERP benefits, the participant’s spouse will receive a monthly benefit generally equal to 50% of the amount then-payable to the participant for the balance of 180 total payments.

Non-qualified Deferred Compensation Plans

None of the named executive officers participated in a non-qualified deferred compensation plan during the 2010 fiscal year and Nortek did not maintain any non-qualified deferred compensation plans during the 2010 fiscal year.

Employment Agreements

Messrs. Bready, Hall, Donnelly and Fleming and J. David Smith and James B. Hirshorn each have employment, consulting and/or separation agreements with Nortek. The material terms of these employment agreements are described below.

Amended Employment Agreement of Richard L. Bready

Mr. Bready’s employment agreement, which was effective August 27, 2004, was amended effective December 17, 2009. Mr. Bready’s agreement, which had an initial term commencing on August 27, 2004 and concluding on December 31, 2009, is renewable for successive one-year terms unless the Company provides Mr. Bready with written notice of its intent not to renew the agreement at least 90 days prior to the end of the initial term or any successive term. The amended employment agreement provides that during the employment term Mr. Bready will serve as Chairman, President and Chief Executive Officer of the Company.

The amended employment agreement provides that the base annual salary for Mr. Bready during the employment term will be not less than $3,500,000, subject to increase at the Board of Directors’ discretion. Mr. Bready will not be entitled to any cash performance bonus awards, unless the Board of Directors in its sole discretion determines otherwise. In addition, Mr. Bready is entitled to receive those benefits and participate in any employee benefit plans generally available to executive personnel. Mr. Bready also is entitled to reimbursement of certain club and association dues, two automobiles and reimbursement of associated costs and the use, or reimbursement of the cost, of private aircraft transportation for business travel and up to 50 hours per year of personal travel.

Under the amended employment agreement, if the employment of Mr. Bready is terminated for any reason other than for cause (as defined below) or if his term of employment is not renewed, the Company is obligated to provide Mr. Bready, or in the event of his death, his designated beneficiary or estate, 18 months’ salary, payable monthly. In the event his employment is terminated for any reason other than for cause or by reason of his death, for the 18-month period following his employment termination, he is entitled to receive continued coverage, at the Company’s expense, under the same or equivalent disability, accident and life insurance policies as those under which he was covered immediately prior to his employment termination, an executive office and accompanying secretarial services in Providence, Rhode Island and continuation of certain perquisites, including the club and association dues, car allowance payments and use of private aircraft.

Under the amended employment agreement for Mr. Bready, “cause” generally means either (i) the willful and continued failure of Mr. Bready to perform substantially his material duties to the Company (except a failure resulting from, or contributed by, incapacity due to physical or mental illness), after a written demand for substantial performance specifically identifying the manner in which he has not so performed his duties that has been adopted by the Board of Directors at a special meeting is delivered to Mr. Bready (with Mr. Bready having the opportunity to be heard by the Board) or (ii) the conviction of Mr. Bready of a crime involving theft, embezzlement or fraud against the Company or a civil judgment in which the Company is awarded damages from Mr. Bready in respect of a claim of loss of funds through fraud or misappropriation by Mr. Bready.

Under the amended employment agreement, upon his termination of employment, Mr. Bready will be prohibited from competing with the Company for one year following termination.

Under the amended employment agreement, following the termination of employment of Mr. Bready for any reason, the Company is required to provide, at no additional cost to Mr. Bready, up to $1,000,000 (not including any additional tax gross-up payment as described below) in lifetime medical coverage to Mr. Bready, his spouse and dependents. In lieu of lifetime medical coverage, Mr. Bready or his spouse may request a lump-sum payment in an amount to be established by the Board of Directors as reasonably sufficient to provide such coverage (but not in excess of $1,000,000). The Company is also required to make a “gross-up” payment to Mr. Bready to cover any and all state and federal income taxes that may be due as a result of the provision of such lifetime medical coverage or lump-sum payment.

If it is determined that any payment or benefit provided by the Company to Mr. Bready under his amended employment agreement or any other agreement or plan is subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, the Company is required to make an additional lump-sum “gross-up” payment to Mr. Bready sufficient, after giving effect to all federal, state and other taxes and charges with respect to that payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.

Separation Agreement of Richard L. Bready

Under Mr. Bready’s Separation Agreement, dated June 30, 2011, Mr. Bready is prohibited from competing with the Company for one year following his retirement, released all claims against the Company, prohibited from defaming or disparaging the Company, and agreed to provide certain consulting and transition services to the Company. Mr. Bready will receive: (i) a severance payment of $5,250,000, payable over 18 months in equal installments; (ii) a lump sum payment of $1,000,000 in lieu of the lifetime health and medical coverage which would have been due under Mr. Bready’s existing employment agreement, with a tax gross-up; and (iii) approximately $750,000, payable over 18 months in equal installments in lieu of certain perquisites set forth in Mr. Bready’s employment agreement. Due to the requirements of Section 409A of the Internal Revenue Code of 1986, and pursuant to Company policy, the cash payments noted above that are due to Mr. Bready in connection with his separation from service will be delayed for a period of six months. All unvested equity awards held by Mr. Bready as of July 1, 2011 were forfeited, except that half of his stock options that would have vested later this year will be deemed vested. Mr. Bready’s vested stock options will remain exercisable until the earlier of (i) five years from the Retirement Date or (ii) the expiration date of the stock option.

Interim Chief Executive Officer Agreement of J. David Smith

The terms of Mr. Smith’s employment agreement, effective July 1, 2011 provide that Mr. Smith will serve as Interim Chief Executive Officer until the earliest to occur of: (i) the date on which a permanent Chief Executive Officer commences employment with the Company; (ii) the date that is six months from the Start Date as defined therein; or (iii) resignation from the position of Interim Chief Executive Officer Agreement or termination by the Company. For his services, Mr. Smith will be paid a monthly rate of $105,000 and will be eligible to earn an annual incentive bonus for 2011, based upon achievement of performance metrics and pro-rated to reflect Mr. Smith’s period of employment with the Company in 2011.

Mr. Smith will not be entitled to receive fees for attending Board and committee meetings while serving as the Interim Chief Executive Officer and his Board retainers will be appropriately pro-rated for 2011 such that he will only be paid such retainers for the portion of 2011 in which he is not serving as Interim Chief Executive Officer. Effective as of the Start Date, Mr. Smith resigned from serving as a member of the Compensation Committee of the Board.

Pursuant to the Interim CEO Agreement, Mr. Smith will be subject to restrictions on competition and solicitation during his employment with the Company and for a period of six months thereafter with respect to the solicitation restrictions. The Interim CEO Agreement also contains standard confidentiality and invention assignment covenants.

Consulting Agreement of James B. Hirshorn

The terms of Mr. Hirshorn’s Consulting Agreement, effective July 1, 2011, provide that Mr. Hirshorn will provide consulting services to the Interim Chief Executive Officer of the Company for an initial term of one year, which is terminable upon fifteen days prior notice by either the Company or Mr. Hirshorn. For his services, Mr. Hirshorn will be paid a fee of $35,000 per month, and the Company will reimburse his reasonable and necessary business expenses incurred in the course of providing the services. The Consulting Agreement contains standard confidentiality covenants. Mr. Hirshorn will remain entitled to receive fees for attending Board and committee meetings during the term of the Consulting Agreement.

Amended Employment Agreements of Almon C. Hall and Kevin W. Donnelly

The employment agreements of Messrs. Hall and Donnelly, which were effective August 27, 2004, were amended effective December 17, 2009. Each such amended employment agreement is on terms substantially similar to each other, except as otherwise noted below. Each such amended employment agreement remains effective until the termination of the executive’s employment. The amended employment agreements provide that Mr. Hall will serve as Vice President and Chief Financial Officer of the Company and that Mr. Donnelly will serve as Vice President, General Counsel and Secretary of the Company.

The amended employment agreement for Mr. Hall provides that his basic annual salary will be not less than $500,000. The amended employment agreement for Mr. Donnelly provides that his basic annual salary will be not less than $375,000. The amended employment agreements provide that upward adjustments to the base salaries of Messrs. Hall and Donnelly shall be approved by the Chief Executive Officer. Messrs. Hall and Donnelly are also eligible for incentive compensation in each year of the employment period as recommended by the Chief Executive Officer of the Company and approved by the compensation committee or the full Board of Directors of the Company. In addition, Messrs. Hall and Donnelly are entitled to receive those benefits, and participate in any employee benefit plans generally available to executive personnel of the Company. Messrs. Hall and Donnelly are also entitled to reimbursement of the costs associated with one country club and one automobile for personal and business use. In the event Messrs. Hall’s or Donnelly’s employment is terminated for any reason, there is a Change in Control (as defined below) or upon the third anniversary of the Reorganization (whichever is first to occur), the Company is required to make a lump-sum payment of up to $1,000,000, each, in lieu of any lifetime medical coverage which would have been due under the respective employment agreement, with a “gross-up” for all applicable taxes. The payment prior to any tax gross-up will be at least $838,707 in the case of Mr. Hall and at least $863,432 in the case of Mr. Donnelly.

Under each amended employment agreement, if employment is terminated:

•	by the Company without “cause”, as defined below,

•	by the executive for “good reason”, as defined below, or

•	as a result of the executive’s death or disability (as defined in the amended employment agreement)

then the Company is obligated to provide the executive or, in the event of death, his designated beneficiary or estate, severance pay and other specified benefits and perquisites, including long-term disability insurance, for a period of two years from the date of termination.

Under each amended employment agreement, severance pay for the executive is equal to his annual salary as of the date of termination plus the highest amount of bonus, or incentive compensation, exclusive of the Nortek 1999 equity performance plan, paid or payable in cash to the executive in any one of the three calendar years immediately prior to the completion of the 2004 transaction involving Thomas H. Lee Partners, L.P. (the “THL Transaction”) or, if higher, the three calendar years immediately prior to such termination.

Under each amended employment agreement, if (i) the employment of the executive is terminated by the Company without cause, by the executive for good reason or as a result of disability, the executive will be prohibited from competing with the Company for two years from the date of termination and (ii) the employment of the executive is terminated by the Company with cause or by the executive as a result of resignation without good reason, the executive will be prohibited from competing with the Company for one year.

Under each amended employment agreement for Messrs. Hall and Donnelly, “cause” generally means a good faith determination by the Chief Executive Officer that either of the following has occurred: (i) the willful and continued failure of the relevant executive to perform (other than as a result of disability) his material duties to the Company after notice and an opportunity to cure has been provided, or (ii) the conviction of the officer of a crime involving theft, embezzlement or fraud against the Company or a civil judgment in which the Company is awarded damages from the officer in respect of a claim of loss of funds through fraud or misappropriation by the officer.

Under each amended employment agreement for Messrs. Hall and Donnelly, “Change in Control” means a “change in ownership”, a “change in the effective control” or a “change in the ownership of a substantial portion of the Company’s assets”, each as defined in regulations promulgated by the U.S. Department of the Treasury under Internal Revenue Code Section 409A.

Under each amended employment agreement for Messrs. Hall and Donnelly, “good reason” generally means a material adverse change in the executive’s terms of employment, including (i) the Company’s reduction of, or failure to pay, any base salary or incentive compensation, (ii) the Company’s failure to provide certain specified benefits under the agreement, (iii) the Company’s assignment to the executive of any duties materially inconsistent with his position, authority, duties or responsibilities, or any other action which results in a material diminution of such position, authority, duties or responsibilities, (iv) a relocation to a location outside Providence, Rhode Island, (v) a requirement to travel significantly more than the executive had previously been required or (vi) any other material breach of the employment agreement. In order to terminate employment for “good reason”, the executive must provide the Company with notice identifying the nature of the “good reason” pursuant to which he seeks to terminate employment and give the Company a reasonable opportunity to cure it (and the Company must not do so).

If it is determined that any payment or benefit provided by the Company to Mr. Hall or Donnelly under his amended employment agreement or any other agreement or plan is subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, the Company is required to make an additional lump-sum “gross-up” payment to Mr. Hall or Donnelly (as applicable) sufficient, after giving effect to all federal, state and other taxes and charges with respect to that payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.

Separation Agreement of Bruce E .Fleming

Under the terms the Separation Agreement dated August 23, 2011, between the Company and Mr. Fleming and in consideration for the observation by Mr. Fleming of certain restrictive covenants for a period of 12 months after the Retirement Date, a release of claims against the Company, and a non-disparagement covenant, Mr. Fleming will receive: (i) a severance payment of $500,000 on the Retirement Date and (ii) continuance of coverage under the Company’s health insurance benefits for a period of 12 months after the Retirement Date.

Second Amended and Restated Change in Control Severance Benefit Plan

Nortek has a retention plan for certain of its key employees that provides that, in consideration of each covered individual agreeing not to voluntarily terminate his employment, if there is an attempted change of control of the Company, as that term is defined in the plan, and, if, within the 24 month period following the change of control, the employment of the individual is terminated by Nortek for any reason or by the individual by reason of a material adverse change in the terms of employment as provided in the plan, the individual will be entitled at the time of termination to severance pay for a period of 24 months following termination at an annual rate equal to the individual’s base annual salary at the time of termination plus the highest amount of bonus or incentive compensation paid or payable to the individual for any one of the three calendar years preceding the change of control, and to continued medical, life insurance and other benefits for the 24 month period. If payments under the plan are subject to the excise tax under Sections 4999 and 280G of the Internal Revenue Code, payments will be reduced so that no amounts are subject to excise tax. The plan is a “double trigger” plan because both (i) a change of control and (ii) an employment termination within 24 months of the change of control are required in order to receive severance under the plan. The Reorganization constituted a change of control under the plan. Thus, the first trigger has been met. Messrs. Cooney and Fleming are currently the only named executive officers among the participants under the plan.

Potential Payments upon Termination of Employment or Change in Control

Our named executive officers are entitled to certain benefits in the event their employment is terminated with or without cause, for good reason or due to disability or death, or upon a change of control of the Company. The following table assumes that a change in control and a termination of the named executive officer’s employment occurred on December 31, 2010. The following table describes the potential payments and benefits to each of our named executive officers following a termination of employment for cause or a termination without cause, for good reason or due to disability or death, as well as upon a change of control, occurring hypothetically in each case on December 31, 2010. The fair market value of a share of our common stock on December 31, 2010 was $36 as quoted on the OTC:QB as the closing price at the end of trading. Actual amounts payable to each executive listed below upon termination of employment can only be determined definitively at the time of each executive’s actual departure and actual amounts that are payable upon a change in control can only be definitively determined at the time of such transaction (if one were to occur). In addition to the amounts shown in the table below, each executive would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred. For information relating to compensation earned by each of our named executive officers, see the “Summary Compensation Table” above. The named executive officers other than Mr. Cooney would also be entitled to benefits under our pension plan or SERP, as applicable, pursuant to the terms of these plans. See the section “Pension Benefits for the Year Ended December 31, 2010” above and see footnote 14 to the table below.

				Termination
				Without
				Cause,
				for Good
				Reason or
		Termination		Due to
		for		Disability or		Change of
Name	Benefits	Cause		Death		Control

Richard L. Bready	Base Salary	—		$5,250,000	(1)	—
	Bonus	—		—		—
	Healthcare benefits	$1,772,735	(2)	1,772,735	(2)	—
	Insurance Benefits and Other Perquisites	—		618,261	(3)	—
	Market Value of Awards Vesting	—		—		$13,312,479	(4)
	Gross-Up	—		—		—

	Total	$1,772,735		$7,640,996	(5)	$13,312,479	(6)
Almon C. Hall	Base Salary	—		$1,000,000	(1)	—
	Bonus	—		1,450,000	(7)	—
	Healthcare benefits	$1,772,735	(8)	1,772,735	(8)	$1,772,735	(8)
	Insurance Benefits and Other Perquisites	—		5,376	(9)	—
	Market Value of Awards Vesting	—		—		$1,776,500	(4)
	Gross-Up	—		—		—

	Total	$1,772,735		$4,228,111		$3,549,235	(6)
Kevin W. Donnelly	Base Salary	—		$750,000	(1)	—
	Bonus	—		900,000	(7)	—
	Healthcare benefits	$1,772,735	(8)	1,772,735	(8)	$1,772,735	(8)
	Insurance Benefits and Other Perquisites	—		5,376	(9)	—
	Market Value of Awards Vesting	—		—		$1,776,500	(4)
	Gross-Up	—		—		—

	Total	$1,772,735		$3,428,111		$3,549,235	(6)
Edward J. Cooney	Base Salary	$600,000	(10)	$600,000	(10)	—
	Bonus	600,000	(11)	600,000	(11)	—
	Healthcare benefits	23,588	(12)	23,588	(12)	—
	Insurance Benefits and Other Perquisites	4,868	(13)	4,868	(13)	—
	Market Value of Awards Vesting	—		—		$1,776,500	(4)

	Total	$1,228,456		$1,228,456		$1,776,500

				Termination
				Without
				Cause,
				for Good
				Reason or
		Termination		Due to
		for		Disability or		Change of
Name	Benefits	Cause		Death		Control

Bruce E. Fleming	Base Salary	$600,000	(10)	$600,000	(10)	—
	Bonus	550,000	(11)	550,000	(11)	—
	Healthcare benefits	23,588	(12)	23,588	(12)	—
	Insurance Benefits and Other Perquisites	4,868	(13)	4,868	(13)	—
	Market Value of Awards Vesting	—		—		$313,500	(4)
	SERP Benefit	—		201,000	(14)	—

	Total	$1,178,456		$1,379,456		$313,500

(1)	Represents the executive officer’s base salary payable over 24 months, or in the case of Mr. Bready, 18 months.

(2)	Represents the annual cost of Mr. Bready’s continued medical coverage or, at Mr. Bready’s option, a lump sum cash payment of up to $1,000,000, in lieu of lifetime medical and dental coverage, along with a tax gross-up on such amount. The above amount reflects the estimated cost to the Company of a $1,000,000 payment and the tax gross-up on that payment. The actual amount payable to Mr. Bready will be the present value of the Company’s remaining obligation to provide for lifetime continued medical and dental benefits, up to $1,000,000 or the cost of such coverage up to $1,000,000. Upon his retirement effective July 1, 2011, Mr. Bready elected to receive a lump-sum payment of $1,000,000.

(3)	Represents costs of continued coverage under disability, accident and life insurance plans; cost of office space and administrative support similar to what is currently provided by the Company; personal use of an aircraft and automobiles and other specified benefits and perquisites, in each case for 18 months following termination. Mr. Bready’s estate will not be entitled to such benefits in the event of termination due to death. Under the terms of Mr. Bready’s Separation Agreement this amount was increased to $750,000.

(4)	Represents the fair market value of stock options and performance-based restricted shares that vest on a change in control, determined using a per-share price of $36, the fair market value of a share of our common stock on December 31, 2010. Upon his retirement effective July 1, 2011, Mr. Bready forfeited 222,937 unvested stock options and 238,860 unvested shares of restricted stock. Upon his retirement effective July 1, 2011, Mr. Fleming forfeited 6,000 unvested stock options and 10,625 unvested shares of restricted stock.

(5)	Because Mr. Bready’s estate is not entitled to receive certain benefits and perquisites in the event of termination due to death, the total amount of payments and benefits due to Mr. Bready’s estate in the event of termination due to death, assuming such termination occurred on December 31, 2010, is $7,022,735.

(6)	Based on the following assumptions, the payments and benefits payable to the named executive officers upon a termination of employment in connection with a change in control would not be subject to the excise tax under Sections 280G and 4999 of the Internal Revenue Code: (i) base amount calculations were based on each named executive officers’ average W-2 compensation for the period from 2005-2009, (ii) a statutory federal income tax rate of 35%, a Rhode Island income tax rate of 9.9%, and a Medicare tax rate of 1.45%, and (iii) the full value of performance-based restricted stock awards (rather than simply the value of their acceleration on a change in control) was assumed.

(7)	Represents two annual payments equal to the highest amount of bonus or incentive compensation paid to the executive officer with respect to any of the three (3) calendar years prior to the date of termination or, if higher, the three (3) calendar years prior to the THL Transaction.

(8)	Represents the greater of (a) $838,707, in the case of Mr. Hall, or $863,432, in the case of Mr. Donnelly, and (b) the present value of the Company’s remaining obligation to provide for lifetime continued medical and dental benefits up to $1,000,000, in either case along with a tax gross-up on such amount. Such amount is payable to Mr. Hall and Mr. Donnelly upon any termination of employment, however caused, or upon a change of control of the Company, whether or not the officer is terminated following such change of control. The above amount reflects the estimated cost to the Company of a $1,000,000 payment and the tax gross-up on that payment.

(9)	Represents costs of continued coverage under disability, accident and life insurance plans, in each case for two years following termination.

(10)	Represents the executive officer’s base salary payable over 24 months under the Second Amended and Restated Change in Control Severance Benefit Plan (the “Change in Control Plan”). As noted above under “Second Amended and Restated Change in Control Severance Plan”, the Change of Control Plan is a “double trigger” plan because both (i) a change of control and (ii) an employment termination within 24 months of the change of control are required in order to receive severance under the Change of Control Plan. The Reorganization constituted a change of control under the Change of Control Plan. Thus, the first trigger has been met.

(11)	Represents two annual incentive bonuses of $300,000 each (in the case of Mr. Cooney) or $275,000 each (in the case of Mr. Fleming) under the Change in Control Plan.

(12)	Represents payment of continued health coverage for 24 months under the Change in Control Plan.

(13)	Represents costs of continued coverage under the same disability, accident and life insurance plans for 24 months under the Change in Control Plan.

(14)	Represents the difference between the amounts payable to Mr. Fleming upon a “Qualifying Termination” (as such term is defined in the Nortek, Inc. Supplemental Executive Retirement Plan B (the “SERP”) during the twenty-four month period following a Change of Control (as defined in the SERP) as compared to the amount payable upon an early retirement, which is the amount Mr. Fleming would receive pursuant to the SERP if his employment terminated under circumstances other than a Qualifying Termination following a Change of Control. Mr. Fleming is the sole participant in the SERP. See “Nortek, Inc. Supplemental Executive Retirement Plan” above for additional information regarding the SERP and Mr. Fleming’s benefits under this plan.

Incentive Plans

Nortek, Inc. 2009 Omnibus Incentive Plan

In connection with our emergence from bankruptcy, on December 17, 2009 the Board of Directors adopted the Nortek, Inc. 2009 Omnibus Incentive Plan (the “Plan”). The following is a summary of the material terms of the Plan.

Eligibility.  Employees, directors and other individuals providing services to the Company (and its subsidiaries and affiliates) are eligible to receive awards under the Plan. The Compensation Committee of the Board of Directors (the “Committee”) selects from among the eligible individuals those employees, directors and service providers who will receive awards under the Plan.

Shares Available for Issuance under the Plan.  Subject to the adjustment provisions contained in the Plan, the maximum number of shares of common stock that are available for issuance under the Plan is 2,153,110 shares. The maximum number of shares under the Plan available for incentive stock option grants is 1,076,555. Subject to the adjustment provisions contained in the Plan, the maximum number of shares for which incentive stock options, non-qualified stock options and stock appreciation rights may be granted to any individual in any calendar year is 627,990 shares, the maximum number of shares with respect to any other stock-based awards that may be granted to any individual in any calendar year is 627,990 and the maximum value of cash payable with respect to awards denominated in cash or property that may be granted to any individual in a calendar year is $5,000,000. In the event that any award expires, is forfeited or otherwise terminated without the issuance of shares of common stock, the shares subject to the award (to the extent of such cancellation or forfeiture) will again be available for awards under the Plan. Awards assumed in connection with mergers and other corporate events will not count against the number of shares available for grant under the Plan.

In connection with our emergence from bankruptcy, restricted stock and stock option awards with respect to up to 1,435,407 shares could have been granted to eligible individuals (with no more than 50% of the available shares to be granted pursuant to restricted stock awards). Of the 1,435,407 shares eligible for grant on the Effective Date of the Reorganization, 1,421,462 shares of restricted stock and options were granted on the Effective Date. Since the Effective Date through August 5, 2011, an additional 42,000 shares of restricted stock and options relating to 102,000 shares have been granted under the Plan, and 259,047 shares of restricted stock and options relating to 255,937 shares of common stock have been forfeited, following which 1,102,632 shares are still available for grant.

Administration.  The Committee (or the Board of Directors or any other committee designated by the Board of Directors) administers the Plan. The Committee has the authority to determine the individuals to whom awards will be granted under the Plan, the terms and conditions of awards and award agreements evidencing awards, and the types of awards to be granted.

Types of Awards.  Incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, other stock-based awards and performance-based compensation awards may be granted under the Plan.

Stock Options.  Both incentive stock options and non-qualified stock options may be granted under the Plan. The exercise price of a stock option granted under the Plan will not be less than 100% of the fair market value of the common stock at the time of grant, as determined by the Committee. In no event will the term of an option be greater than ten years.

Stock Appreciation Rights.  A stock appreciation right entitles the holder upon exercise to receive common stock equal in value to the excess of the fair market value of the shares of stock subject to the right over the fair market value of such shares on the date of grant.

Restricted Stock, Stock Units and Other Stock-Based Awards.  The Plan provides for awards of shares of restricted common stock, restricted stock units and other stock-based awards, including dividend equivalents and awards that are valued by reference to the fair market value of shares of Company common stock. The Committee may condition the grant of awards upon a participant’s achievement of one or more performance goals. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited to the Company unless specified conditions are met. Generally, awards of stock units are promises to deliver shares of stock in the future, subject to any conditions specified in the Plan and the award.

Adjustment.  In the event of any corporate event or transaction involving the Company or one of our affiliates, including a merger, consolidation, reorganization, recapitalization, stock split or other similar corporate event or transaction, the Committee is authorized to make equitable adjustments, including, without limitation, adjustments to the number and kind of shares of stock or other property that may be issued under the Plan or under awards granted under the Plan, the number and kind of shares or other property subject to outstanding awards, the exercise price of options and the purchase price of other awards and the annual award limits.

In the event of a change of control (as defined in the Plan), the Committee may make adjustments to the terms and conditions of outstanding awards, including any of the following, either alone or in combination:

•	the continuation or assumption of outstanding awards under the Plan by the Company (if it is the surviving company) or by the surviving company or its parent;

•	the substitution by the surviving company or its parent of awards with equivalent value to the outstanding awards;

•	the accelerated exercisability, vesting and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of such event;

•	upon written notice, that any outstanding awards must be exercised, to the extent then exercisable, during a reasonable period of time immediately prior to the scheduled consummation of the event, or such other period as determined by the Company, and at the end of such period, that such awards shall terminate to the extent not exercised; and

•	the cancellation of all or any portion of the outstanding awards for fair market value (as determined in the Company’s discretion).

Termination of Service.  The Committee will determine the effect of a termination of employment or service on awards granted under the Plan. Unless otherwise determined by the Committee, if a Plan participant’s service terminates prior to the end of the performance or vesting period applicable to the award or any relevant performance goals are not achieved, then the portion of the award that is not vested or earned will be forfeited.

Amendment/Termination.  Unless earlier terminated, the Plan will terminate on December 17, 2019. The Committee may amend or terminate the Plan, provided that no such action may adversely affect a participant’s right under an award without his or her consent. Amendments to the Plan will be conditioned on stockholder approval, to the extent such approval is required by law.

Federal Tax Effects.  The following discussion summarizes certain material federal income tax consequences associated with the grant and exercise of stock options under the Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Plan, nor does it cover state, local or non-U.S. taxes.

Incentive Stock Options (ISO).  In general, an optionee realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a deduction to the Company) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which the Company is not entitled to a deduction.

Non-qualified (Non-ISO) Options.  In general, in the case of a non-qualified option, the optionee has no taxable income at the time of grant but realizes income in connection with the exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. The Company is entitled to a corresponding deduction. Upon a subsequent sale or exchange of the shares, any gain or loss recognized in the sale or exchange is treated as a capital gain or loss (long-term or short-term depending on the applicable holding period) for which the Company is not entitled to a deduction.

In general, an ISO that is exercised more than three months after termination of employment (other than termination by reason of death) is treated as a non-qualified option. ISOs are also treated as non-qualified stock options to the extent they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

Under the so-called “golden parachute” provisions of the Code, the vesting or accelerated exercisability of awards in connection with a change in control of the Company may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, certain amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards under the Amended Plan, may be subject to an additional 20% federal tax and may not be deductible to the Company.

Awards Granted under the Plan following the Reorganization.  On December 17, 2009, in connection with its emergence from bankruptcy, the Company granted awards relating to 1,421,462 shares of common stock to certain of its key employees, of which 710,731 were in the form of restricted stock awards, 374,034 were in the form of incentive stock options and 336,697 were in the form of non-qualified stock options. 25% of the restricted stock awards granted on that date (the “Emergence Restricted Stock Awards”) vest per year following the end of each of the Company’s 2010, 2011, 2012 and 2013 fiscal years if 95% of the Company’s Adjusted EBITDA Target is met for the year in question, with 16.67% of the total Emergence Restricted Stock Awards granted vesting in a particular year if 90% of the Company’s Adjusted EBITDA Target is met for that year and 8.33% of the total Emergence Restricted Stock Awards granted vesting if 85% of the Company’s Adjusted EBITDA Target is met for that year. In addition, if all of the restricted stock that could vest in that year does not vest, an additional portion of that restricted stock may vest if the Company’s Adjusted EBITDA Target for the following year exceeds 90% of the Company’s Adjusted EBITDA Target for that following year.

Emergence Restricted Stock Awards that do not vest in a given fiscal year (or the following year, if applicable) are forfeited. If the grantee terminates his or her employment prior to the vesting of shares of restricted stock, those shares are forfeited. In the event of a Change of Control (as defined in the Plan), Emergence Restricted Stock Awards that have not previously been forfeited will vest immediately.

Incentive stock options and non-qualified stock options granted on December 17, 2009 (“Emergence Options”) vest in equal installments on each of the first five anniversaries of their grant date. Unvested Emergence Options are forfeited upon the termination of the grantee’s employment with the Company and its affiliates, and Emergence Options that have not vested prior to a Change of Control fully vest upon a Change of Control.

Since the Effective Date through August 5, 2011, an additional 42,000 shares of restricted stock and options relating to 102,000 shares have been granted under the Plan.

Director Compensation

For their services as directors during 2010, Nortek’s directors who were not officers, employees or consultants of Nortek or its subsidiaries received directors’ fees from Nortek.

Under our prior director compensation policy, which became effective in April 2010, our non-employee directors are compensated as follows:

•	annual retainer fee of $50,000, payable quarterly in advance;

•	additional annual retainer fee of $10,000 for the chair of the Audit Committee and an annual retainer fee of $5,000 for the other members of the Audit Committee;

•	fee for board meetings of $1,500 per meeting; and

•	fee for committee meetings of $1,500 per meeting, if they are held on a day when there is not a board meeting.

Under our current director compensation policy, which became effective in August 2011, our non-employee directors are compensated as follows:

•	annual retainer fee of $50,000, payable quarterly in advance;

•	additional annual retainer fee of $15,000 for the chair of the Audit Committee and an additional annual retainer fee of $2,500 for the other members of the Audit Committee;

•	additional annual retainer fee of $12,500 for the chair of the Compensation Committee and an additional annual retainer fee of $2,500 for the other members of the Compensation Committee;

•	additional annual retainer fee of $7,500 for the chair of the Nominating and Corporate Governance Committee;

•	fee for board meetings of $1,500 per meeting;

•	fee for committee meetings of $1,500 per meeting, if they are held on a day when there is not a board meeting; and

•	additional annual retainer fee of $20,000 for the Lead Director, which is retroactive to October 18, 2010.

Each annual retainer fee is payable in advance in four equal quarterly installments on the first day of each quarter, provided that the amount of such payment will be prorated for any portion of the quarter that the director was not serving on our board. Each non-employee director is also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee on which he or she serves.

The following table provides a summary of compensation paid for the year ended December 31, 2010 to Nortek’s Board of Directors. The table shows amounts earned by such persons for services rendered to Nortek in all capacities in which they served:

					Change in
				Non-	Pension
				Equity	Value and
				Incentive	Nonqualified
	Fees Earned	Stock	Option	Plan	Deferred	All Other
	or Paid in	Awards	Awards	Compensation	Compensation	Compensation
Name	Cash ($)	($)	($)(4)(5)	($)	Earnings ($)	($)(6)	Total ($)

Jeffrey C. Bloomberg	$83,500	—	$44,400	—	—	$318	$128,218
Joseph M. Cianciolo	88,500	—	44,400	—	—	588	133,488
John T. Coleman(1)	44,000	—	210,400	—	—	203	254,603
James B. Hirshorn	76,500	—	44,400	—	—	—	120,900
Thomas A. Keenan	83,500	—	44,400	—	—	528	128,428
Daniel C. Lukas(1)	41,500	—	210,400	—	—	—	251,900
Bennett Rosenthal	72,000	—	44,400	—	—	—	116,400
Jeffrey B. Schwartz(2)	30,500	—	—	—	—	—	30,500
J. David Smith(1)(3)	70,500	—	44,400	—	—	4,360	119,260

(1)	Mr. Smith became a director on February 18, 2010. Messrs. Coleman and Lukas became directors on July 1, 2010.

(2)	Mr. Schwartz was a director until June 30, 2010.

(3)	Pursuant to the Interim Chief Executive Officer Agreement effective July 1, 2011, Mr. Smith will remain a director of the Company, but during the period he is employed by the Company as Interim Chief Executive Officer, he (i) will not receive the prorated amount of the Company’s annual directors’ retainer which accrues and (ii) will not receive any fees for attending any Board of Directors meetings.

(4)	For 2010, this amount represents the dollar amount of the aggregate grant date fair value of the stock options granted during fiscal year 2010 determined in accordance with ASC 718 and based on a grant date fair value of a stock option equal to $4.44 for the options granted on April 8, 2010, and $21.04 for the options granted on August 12, 2010. For additional information, including information regarding the assumptions used for these calculations, see Note 2, “Reorganization Under Chapter 11”, and Note 9, “Share-Based Compensation”, to the consolidated financial statements, Item 13 of this registration statement.

(5)	Messrs. Bloomberg, Cianciolo, Coleman, Hirshorn, Keenan, Lukas, Rosenthal and Smith each had 10,000 option awards outstanding at the end of fiscal year 2010.

(6)	Represents the reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee on which he or she serves.

On April 8, 2010, pursuant to the Plan, our Board of Directors issued options to purchase 10,000 shares of common stock to each of Messrs. Bloomberg, Cianciolo, Hirshorn, Keenan, Rosenthal, Schwartz and Smith at an exercise price of $17.50 per share, which was the exercise price agreed upon by the Chief Executive Officer of the Company and the ad hoc committee in connection with the Reorganization. Such exercise price was approved by the Board of Directors and exceeded the fair market value of a share of common stock on the date of grant, calculated pursuant to ASC 718. On August 12, 2010, pursuant to the Plan, our Board of Directors issued options to purchase 10,000 shares of common stock to each of Messrs. Coleman and Lukas at an exercise price of $41.00 per share, which was determined to be the fair market value of our common stock on that date based on the closing price on that date on the OTC:QB. These stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date. Unvested stock options are forfeited upon the termination of the grantee’s directorship with the Company and its affiliates, and stock options that have not vested prior to a Change of Control (as defined in the Plan) fully vest upon a Change of Control. Each of the options to purchase 10,000 shares of common stock granted to Mr. Schwartz were forfeited upon his resignation as a director of the Company on June 30, 2010.

The stock options granted to each of Messrs. Rosenthal and Lukas are held for the benefit of Ares Management LLC and certain funds managed by or affiliated with Ares Management LLC (collectively, the “Ares Entities”). Pursuant to policies of the Ares Entities, each of Messrs. Rosenthal and Lukas holds and held, respectively, such stock options as nominee for the sole benefit of the Ares Entities and has assigned all economic, pecuniary and voting rights in respect of such stock options to the Ares Entities. Each of Messrs. Rosenthal and Lukas expressly disclaims beneficial ownership of such stock options, except to the extent of any pecuniary interest therein.

Compensation Committee Interlocks and Insider Participation

During the 2010 fiscal year, there were no compensation committee interlocks between the Company and any other entity involving the Company’s or such entity’s executive officers or board members.

Risk Assessment of Compensation Policies and Practices

In March 2011, the Board of Directors, with direction from the Company’s outside legal counsel, reviewed the Company’s compensation policies and practices for all employees, including executive officers, and determined that the Company’s compensation policies and practices do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the Company.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Related Parties

Except with respect to those agreements described in “Executive Compensation — Employment Agreements,” Item 6 of this registration statement, there were no Related Person Transactions during fiscal year 2010, and there have been no Related Person Transactions to date in fiscal year 2011.

Policies and Procedures for Review of Related-Person Transactions

Our Board of Directors has adopted written policies and procedures for the review, approval or ratification of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees, 5% stockholders (or their immediate family or household members) or any firm, corporation or other entity in which any of the foregoing persons has a position or relationship (or, together with his or her immediate family members, a 10% or greater beneficial ownership interest) (each, a “Related Person”) has a direct or indirect material interest.

If a Related Person proposes to enter into such a transaction, arrangement or relationship (a “Related Person Transaction”), the Related Person must report the proposed transaction to our General Counsel. If the General Counsel determines that the proposed transaction is a Related Person Transaction, it shall be submitted to our Audit Committee for consideration. No member of the Audit Committee may participate in any review of any Related Person Transaction with respect to which such member or any of his or her immediate family members is the Related Person. The policy also permits the chair of the Audit Committee to review and, if deemed appropriate, approve proposed Related Person Transactions that arise between Audit Committee meetings.

In the event we become aware of a Related Person Transaction that has not been previously approved or previously ratified under this policy, such ongoing or pending transactions will be submitted to the Audit Committee or the chair of the Audit Committee promptly. Based on the conclusions reached, the Audit Committee or the chair will evaluate all options, including ratification, amendment or termination. If the transaction is completed, the Audit Committee or the chair will determine if rescission of the transaction and/or any disciplinary action is appropriate, and will ask the General Counsel to evaluate our controls and procedures to determine the reason the transaction was not submitted for prior approval.

A Related Person Transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the Related Person’s interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

•	the benefits to the Company;

•	the impact on a director’s independence in the event the Related Person is a director, an immediate family

•	member of a director or an entity in which a director has a position or relationship;

•	the availability of other sources for comparable products or services;

•	the terms of the transaction; and

•	the terms available to unrelated third parties or to employees generally.

The Audit Committee may approve or ratify a Related Person Transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The Audit Committee may impose any conditions on the Related Person Transaction that it deems appropriate.

Director Independence

While Nortek is not currently subject to the Nasdaq listing standards, it intends to seek to list its common stock on the Nasdaq. Nortek’s board of directors has determined that all but Messrs. Hirshorn and Smith are considered “independent” directors within the meaning of the rules of the Nasdaq for listed companies. With regard to the audit committee, the board of directors has determined that the four members of the audit committee of the Company are independent within the meaning of Rule 10A-3 of the Exchange Act.

ITEM 8.	LEGAL PROCEEDINGS.

Other Legal Proceedings

The Company is subject to numerous federal, state and local laws and regulations, including environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company believes that it is in substantial compliance with the material laws and regulations applicable to it. The Company is involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by the Company after a release has occurred. In other instances, the Company may be partially liable under law or contract to other parties that have acquired businesses or assets from the Company for past practices relating to hazardous substances management. The Company believes that all such claims asserted against it, or such obligations incurred by it, will not have a material adverse effect upon the Company’s financial condition or results of operations. Expenditures in the quarters ended July 2, 2011 and July 3, 2010 and the years ended December 31, 2010, 2009 and 2008 to evaluate and remediate such sites were not material. While the Company is able to reasonably estimate certain of its contingent losses, the Company is unable to estimate with certainty its ultimate financial exposure in connection with identified or yet to be identified remedial actions due, among other reasons, to: (i) uncertainties surrounding the nature and application of environmental regulations, (ii) the Company’s lack of information about additional sites where it may be identified as a potentially responsible party (“PRP”), (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation is joint and several, each PRP is potentially wholly liable for other PRP’s that become insolvent or bankrupt. Thus, the solvency of other PRP’s could directly affect the Company’s ultimate aggregate clean-up costs. In certain circumstances, the Company’s liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.

In addition to legal matters described above, the Company is named as a defendant in a number of legal proceedings, including a number of product liability lawsuits, incident to the conduct of its business.

The Company does not expect that any of the above described proceedings will have a material adverse effect, either individually or in the aggregate, on the Company’s financial position, results of operations, liquidity or competitive position. See Note 11, “Commitments and Contingencies”, to the consolidated financial statements and Note H, “Commitments and Contingencies”, to the unaudited condensed consolidated financial statements, Item 13 of this registration statement.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information; Holders

Nortek’s common stock is listed for trading on the OTC:QB under the symbol “NTKS”. The OTC:QB is not a securities exchange registered with the SEC under Section 6 of the Exchange Act. We plan to list our common stock for trading on the Nasdaq as soon as practicable.

As of August 5, 2011, there were approximately 71 holders of record of common stock of the Company and an unknown number of additional beneficial owners whose shares are held through brokerage firms or other institutions.

Dividends

We did not pay any cash dividends on our common stock in the first half of 2011, or the years ended 2010 or 2009, and we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. The indentures and other agreements, including the credit agreement for our ABL Facility, restrict our ability to pay dividends. See “Management’s Discussion and Analysis — Liquidity and Capital Resources — Adequacy of Liquidity Sources” and “Management’s Discussion and Analysis — Liquidity and Capital Resources — Debt Covenant Compliance” for further information regarding restrictions on our ability to pay dividends. In addition, the declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our board of directors.

Equity Compensation Plan Information

The table below provides information about shares of our common stock that may be issued upon exercise of options, warrants, and rights under our 2009 Omnibus Incentive Plan. All outstanding awards relate to shares of our common stock. Information is as of December 31, 2010, unless otherwise indicated.

(c)Number of Securities
Remaining for Future
	(a)Number of Securities		Issuance Under Equity
	to be Issued upon	(b)Weighted-Average	Compensation Plans
	Exercise of Outstanding	Exercise Price of	(Excluding Securities
	Options, Warrants and	Outstanding Options,	Reflected in
Plan Category	Rights	Warrants and Rights	Column(a))(1)

Equity compensation plans approved by security holders	1,570,455 (2)	$35.54	671,148
Equity compensation plans not approved by security holders	—	N/A	—

(1)	The number of securities remaining for future issuance under our 2009 Omnibus Incentive Plan may be issued as incentive stock options, nonstatutory stock awards, other stock-based awards and performance-

based compensation awards. All of the securities remaining for future issuance under our 2009 Omnibus Incentive Plan may be issued as incentive stock options.

(2)	Consists of 364,284 incentive stock options and 416,697 non-qualified stock options issued pursuant to our 2009 Omnibus Incentive Plan and warrants to purchase 789,474 shares of common stock and excludes shares of restricted stock granted pursuant to our 2009 Omnibus Incentive Plan.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

The Company and its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of the Company’s outstanding securities (including publicly issued debt or equity), in privately negotiated or open market transactions, by tender offer or otherwise.

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of the 8.5% Notes, which resulted in net proceeds to the Company of approximately $490.0 million, after deducting underwriting commissions and expenses of approximately $10.0 million. The 8.5% Notes were issued and sold to UBS Securities LLC and resold by the initial purchaser to certain institutional buyers pursuant to Rule 144A and outside the United States in reliance on Regulation S, in each case as promulgated under the Securities Act.

As discussed further below, the Company principally used the net proceeds from the 8.5% Notes and the Term Loan Facility to repurchase or redeem all of the Company’s 11% Senior Secured Notes due 2013 (the “11% Notes”), which had an outstanding aggregate principal balance of approximately $753.3 million as of April 2, 2011, including the payment of premiums and accrued interest.

During the first half of 2011, the Company granted options to purchase 10,000 shares of common stock at an exercise price of $39.95 per share pursuant to the 2009 Omnibus Incentive Plan. Such stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date. The issuance of such options to purchase common stock is exempt from Section 5 of the Securities Act pursuant to Rule 701 of the Securities Act.

On November 18, 2010, we sold in a private placement $250.0 million aggregate principal amount of the 10% Notes. The 10% Notes were issued and sold in a private placement to initial purchasers consisting of Banc of America Merrill Lynch, Credit Suisse, and UBS Investment Bank and resold by such initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Net proceeds from the sale of the 10% Notes, after deducting underwriting commissions and expenses, amounted to approximately $243.2 million.

During the year ended December 31, 2010, the Company granted options to purchase 72,000 shares of common stock at an exercise price of $17.50 per share and options to purchase 20,000 shares of common stock at an exercise price of $41.00 per share pursuant to the 2009 Omnibus Incentive Plan. Such stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date. The issuance of such options to purchase common stock is exempt from Section 5 of the Securities Act pursuant to Rule 701 of the Securities Act.

In connection with the Joint Plan of Reorganization, which became effective on December 17, 2009, we issued (a) a total principal amount of $753.3 million of the 11% Notes, (b) 15,000,000 shares of $0.01 par value common stock and (c) warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share. The issuance of such 11% Notes, such common stock and such warrants to purchase common stock are exempt from Section 5 of the Securities Act, and from any other state or local law requiring registration or licensing of an issuer of a security, pursuant to section 1145 of the Bankruptcy Code as described below.

On the Effective Date, in connection with the Plan, we granted 710,731 shares of restricted common stock and options to purchase 710,731 shares of common stock at an exercise price of $17.50 per share to certain of our key employees. Since the Effective Date and through August 5, 2011, pursuant to the Plan, we have granted an additional 42,000 shares of restricted common stock and options to purchase an additional 102,000 shares of common stock at an exercise price of $17.50 per share to certain of our key employees and directors. A portion of such shares of restricted common stock vest in annual installments based upon the achievement of specified levels of Adjusted EBITDA, as defined in the applicable award agreement, for each of our 2010, 2011, 2012 and 2013 fiscal years and one-third of the remainder vests on each July 1 of 2012, 2013 and 2014. Such stock options vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date. The issuance of such restricted common stock and options to purchase common stock are exempt from Section 5 of the Securities Act pursuant to Rule 701 of the Securities Act.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Our authorized capital stock consists of 90.0 million shares of common stock, par value $0.01 per share, and 10.0 million shares of preferred stock, par value $0.01 per share. At August 5, 2011, our outstanding capital stock consisted of 15,127,972 shares of our common stock and no shares of preferred stock. Of such shares, 7,517,703 shares, or 49.51% of our outstanding shares of common stock as of the August 5, 2011, are owned directly and beneficially by affiliates of the Company, are subject to the limitations of Rule 144 under the Securities Act and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144. In the event shares not currently salable become salable by means of registration under the Securities Act or eligibility for sale under Rule 144 and the holders of such shares elect to sell such shares in the public market, there is likely to be a negative effect on the market price of our common stock.

Additionally, as of August 5, 2011, there are 318,423 shares of restricted stock, which were issued under the 2009 Omnibus Incentive Plan, and there are 789,474 shares of our common stock reserved for outstanding warrants and 531,616 shares of our common stock reserved in connection with option awards made under the 2009 Omnibus Incentive Plan.

Unissued shares of preferred stock will not have been designated as to series and will be available for issuance from time to time in one or more series, at the discretion of our board of directors. While we have no present intention to issue any shares of preferred stock, any such issuance could be used to discourage, delay or make more difficult a change of control of our company.

Our common stock currently is not publicly traded. As soon as practicable after this registration statement becomes effective, we will seek to list our common stock for trading on the Nasdaq.

The following description of the material terms of our capital stock is qualified by the more complete description contained in our certificate of incorporation and by-laws, which are included as exhibits to this registration statement, and is subject to the provisions of Delaware law.

Common Stock

General.  All outstanding shares of our common stock are fully-paid and nonassessable.

Voting Rights.  Each share of our common stock is entitled to one vote. Except as provided under the Delaware General Corporation Law, the holders of shares of our common stock vote together as a single class on all matters on which stockholders are permitted or entitled to vote, including the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Generally, all matters to be voted on by the stockholders must be approved by a majority or, in the case of the election of directors, by a plurality, of the votes present in person or by proxy and entitled to vote.

Dividends.  Each share of our common stock is entitled to receive dividends, if, as and when declared by our board of directors out of funds legally available for that purpose and subject to preferences that may apply to any preferred stock that we may issue in the future. Stockholders should also refer to “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.”

Liquidation Rights.  If we are dissolved or liquidated, after we satisfy all of our debts and liabilities and distributions to the holders of any preferred stock or debt instruments that we may issue in the future to which they are preferentially entitled, holders of our common stock will be entitled to share ratably with other holders of our common stock in the distribution of assets to the stockholders.

Restrictions on Transfer of Common Stock.  A description of transfer restrictions that may be applicable to our common stock is set forth in “Recent Sales of Unregistered Securities.”

Other Provisions.  There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions, conversion provisions or sinking fund provisions applicable to our common stock.

Transfer Agent and Registrar.  The Bank of New York Mellon Corporation is the transfer agent and registrar for shares of our common stock.

Registration Rights.  In accordance with the Prepackaged Plans, on the Effective Date, we entered into a registration rights agreement with certain holders of our common stock. See the section entitled “Related Person Transactions on or after the Effective Date — Registration Rights Agreement” in Item 7 of this registration statement, incorporated herein by reference.

Permitted Forms of Stockholder Action.  Our certificate of incorporation and by-laws include provisions that require that any action to be taken by our stockholders be effected at a duly called annual or special meeting or by written consent.

Liability of Officers and Directors.  Our certificate of incorporation states that no director will be personally liable for violations of the director’s fiduciary duty, except:

•	for any breach of the director’s duty of loyalty to the corporation or our stockholders;

•	for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

Anti-Takeover Provisions

Certain provisions of our certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could have an adverse effect on the market price of our common stock. Such provisions may discourage unilateral tender offers or other attempts to take over and acquire the business of the holding company, including, without limitation:

•	Our certificate of incorporation provides that our board of directors is divided into three classes of directors, as nearly equal in number as reasonably possible. The three classes are designated as Class I, Class II, and Class III. One class of directors is elected each year for a three-year term.

•	Our certificate of incorporation authorizes our board of directors to classify and reclassify any unissued shares of preferred stock into other classes or series of stock and to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each class or series of stock. Therefore, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest or make it more difficult for stockholders to remove our board of directors and management.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our certificate of incorporation provides that, to the fullest extent provided from time to time by Delaware law, the registrant (a) shall indemnify its directors and officers against judgments, fines, penalties, amounts paid in settlement and expenses incurred by them in connection with actions, suits, proceedings or claims arising out of their service to the registrant and, upon receipt of certain undertakings, shall advance expenses to them in connection with such matters and (b) may maintain insurance or make other financial arrangements on behalf of its directors and officers for any liability and expenses incurred by them, whether or not we have authority to indemnify them against such liability and expenses.

We maintain directors’ and officers’ liability insurance insuring our directors and executive officers against certain liabilities arising out of their service as such.

Additionally, each of Messrs. Bready, Hall, Donnelly and Fleming are party to indemnification agreements with the Company, pursuant to which such directors or officers are entitled to indemnification in certain circumstances against liability which he may incur in his capacity as a director or officer. See the Form of Indemnification Agreement, Exhibit 10.1 of this registration statement.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Reference is made to the Company’s Periodic Report on Form 8-K filed on November 10, 2011 (the “November Report”). The audited statements of operations and cash flows of Ergotron for the years ended December 31, 2009, 2008 and 2007 and the audited balance sheets of Ergotron as of December 31, 2009 and 2008 are incorporated herein by reference to Exhibit 99.1 of the November Report. The unaudited statements of operations and cash flows of Ergotron for the nine months ended October 2, 2010 and October 3, 2009 and the unaudited balance sheet of Ergotron as of October 2, 2010 are incorporated herein by reference to Exhibit 99.2 to the November Report. The unaudited pro forma condensed consolidated balance sheet of Nortek as of October 2, 2010 and the unaudited pro forma condensed consolidated statements of operations of Nortek for the nine months ended October 2, 2010 and the year ended December 31, 2009 are incorporated herein by reference to Exhibit 99.3 to the November Report.

Index of Financial Statements

See the financial statements and related notes beginning on page F-1 of this registration statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements.

See the index to consolidated financial statements set forth on page F-1.

(b) Exhibits.

See the exhibit index immediately following the signature page to this registration statement.

(c) Financial Statement Schedules.

The following financial statement schedules are included in this registration statement:

Schedule II — Valuation and Qualifying Accounts	S-1

The remaining schedules are not applicable and, therefore, have been omitted.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortek, Inc.

/s/  Almon C. Hall
Almon C. Hall
Authorized Officer and Senior Vice President
(on behalf of the registrant and as Chief Financial Officer and Chief Accounting Officer)

Date: November 10, 2011

EXHIBIT INDEX

Exhibits marked with an asterisk (*) are filed herewith. The remainder of the exhibits has heretofore been filed with the SEC and is incorporated herein by reference. Exhibits marked with a (+) identify each management contract or compensatory plan or arrangement.

2.1		Joint Plan of Reorganization of Nortek, Inc. filed with the United States Bankruptcy Court for the District of Delaware on December 4, 2009. (Exhibit 2.1 to Nortek, Inc. Form 10 filed April 15, 2010.)
3.1		Amended and Restated Certificate of Incorporation of Nortek, Inc. (Exhibit 3.1 to Nortek, Inc. Form 10 filed April 15, 2010.)
3.2		Amended and Restated By-Laws of Nortek, Inc. (Exhibit 3.2 to Nortek, Inc. Form 10 filed April 15, 2010.)
4.1		Registration Rights Agreement dated December 17, 2009 by and among Nortek, Inc. and Ares Corporate Opportunities Fund II, L.P. and Ares Corporate Opportunities Fund III, L.P. (Exhibit 4.2 to Nortek, Inc. Form 10 filed April 15, 2010.)
4.2		Form of Common Stock Certificate. (Exhibit 4.3 to Nortek, Inc. Form 10 filed April 15, 2010.)
4.3		Form of Warrant to Purchase Common Stock. (Exhibit 4.4 to Nortek, Inc. Form 10 filed April 15, 2010.)
4.4		Amended and Restated Warrant Agreement between Nortek, Inc. as Issuer and U.S. Bank National Association as Warrant Agent. (Exhibit 4.1 to Nortek, Inc. Form 10-Q filed August 17, 2010.)
4.5		Indenture dated as of November 23, 2010 between Nortek, Inc. and U.S. Bank National Association, as Trustee relating to the 10% Senior Notes due 2018 (Exhibit 4.1 to Nortek, Inc. Form 8-K filed November 24, 2010.)
4.6		Registration Rights Agreement dated November 23, 2010 by and among Nortek, Inc. and Merrill Lynch, Pierce, Fenner Smith Incorporated (Exhibit 4.2 to Nortek, Inc. Form 8-K filed November 24, 2010.)
4.7		Indenture dated as of April 26, 2011 between Nortek, Inc. and U.S. Bank National Association, as Trustee relating to the 8.5% Senior Notes due 2051 (Exhibit 10.2 to Nortek, Inc. Form 8-K filed April 28, 2011.)
4.8		Registration Rights Agreement, dated as of April 26, 2011, by and among Nortek, Inc., the Guarantors party thereto and UBS Securities LLC as the Initial Purchaser (Exhibit 10.3 to Nortek, Inc. Form 8-K filed April 28, 2011)
+10	.1	Form of Indemnification Agreement between Nortek, Inc. and certain officers and directors. (Exhibit 10.1 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.2	Amended and Restated Employment Agreement of Richard L. Bready, dated as of August 27, 2004. (Exhibit 10.2 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.3	Amendment to Amended and Restated Employment Agreement of Richard L. Bready, dated as of December 17, 2009. (Exhibit 10.3 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.4	Separation Agreement of Richard L. Bready, dated as of June 30, 2011. (Exhibit 10.1 to Nortek, Inc. Form 8-K filed July 5, 2011.)
+10	.5	Interim Chief Executive Officer Agreement of J. David Smith, dated as of June 30, 2011. (Exhibit 10.2 to Nortek, Inc. Form 8-K filed July 5, 2011.)
+10	.6	Consulting Agreement, dated July 14, 2011, between Hirshorn Operating Partners LLC and Nortek, Inc. (Exhibit 10.1 to Nortek, Inc. Form 10-Q filed August 9, 2011.)
+10	.7	Amended and Restated Employment Agreement of Almon C. Hall, III, dated as of August 27, 2004. (Exhibit 10.4 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.8	Amendment to Amended and Restated Employment Agreement of Almon C. Hall, III, dated as of December 17, 2009. (Exhibit 10.5 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.9	Amended and Restated Employment Agreement of Kevin W. Donnelly, dated as of August 27, 2004. (Exhibit 10.6 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.10	Amendment to Amended and Restated Employment Agreement of Kevin W. Donnelly, dated as of December 17, 2009. (Exhibit 10.7 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.11	Nortek, Inc. Second Amended and Restated Change in Control Severance Benefit Plan for Key Employees dated August 27, 2004. (Exhibit 10.8 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.12	First Amendment to the Nortek, Inc. Second Amended and Restated Change in Control Severance Benefit Plan for Key Employees dated December 29, 2008. (Exhibit 10.9 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.13	Nortek, Inc. 2009 Omnibus Incentive Plan. (Exhibit 10.10 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.14	Form of Restricted Stock Agreement. (Exhibit 10.11 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.15	Form of Incentive Stock Option Agreement. (Exhibit 10.12 to Nortek, Inc. Form 10 filed April 15, 2010.)

+10	.16	Form of Nonqualified Stock Option Agreement. (Exhibit 10.13 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.17	Nortek, Inc. Emergence Bonus Plan, dated as of December 4, 2009. (Exhibit 10.14 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.18	Nortek, Inc. Supplemental Executive Retirement Plan B, effective as of January 1, 1998. (Exhibit 10.15 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.19	First Amendment to the Nortek, Inc. Supplemental Executive Retirement Plan B, dated as of May 4, 2000. (Exhibit 10.16 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.20	Second Amendment to the Nortek, Inc. Supplemental Executive Retirement Plan B, dated as of January 4, 2002. (Exhibit 10.17 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.21	Third Amendment to the Nortek, Inc. Supplemental Executive Retirement Plan B, dated as of October 31, 2006. (Exhibit 10.18 to Nortek, Inc. Form 10 filed April 15, 2010.)
+10	.22	Fourth Amendment to the Nortek, Inc. Supplemental Executive Retirement Plan B, dated as of December 31, 2008. (Exhibit 10.19 to Nortek, Inc. Form 10 filed April 15, 2010.)
10.23		Amended and Restated Credit Agreement, dated December 17, 2010, among Nortek, Inc. as the Specified U.S. Borrower, Ventrol Air Handling Systems Inc. as the Canadian Borrower, the other borrowers named therein, Bank of America, N.A., as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, Bank of America, N.A. (acting through its Canada Branch), as Canadian Swing Line Lender and Canadian L/C Issuer, the other Lenders Party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC as Joint Lead Arrangers and Joint Bookrunners and Bank of America, N.A. and General Electric Capital Corporation, as Collateral Agents, and General Electric Capital Corporation and Wells Fargo Capital Finance, LLC as Co-Syndication Agents. (Exhibit 10.1 to Nortek, Inc. Form 8-K filed December 20, 2010.)
10.24		U.S. Security Agreement, dated December 17, 2009, among Nortek, Inc. as Specified U.S. Borrower, the Additional Grantors party thereto and Bank of America, N.A. as Administrative Agent. (Exhibit 10.22 to Nortek, Inc. Form 10 filed April 15, 2010.)
10.25		U.S. Guaranty, dated December 17, 2009, by Nortek, Inc., the other Persons party thereto and the Additional Guarantors as Guarantors. (Exhibit 10.25 to Nortek, Inc. Form 10 Amendment 2 filed September 14, 2011.)
10.26		Affirmation of Guaranties and Security Agreement and Consent to Amendment, dated December 17, 2010, by the Guarantors party thereto in favor of Bank of America, N.A. as Administrative Agent. (Exhibit 10.26 to Nortek, Inc. Form 10 Amendment 2 filed September 14, 2011.)
10.27		Amendment No. 1, dated April 26, 2011, to the Amended and Restated Credit Agreement dated December 17, 2010 among Nortek, Inc, as the Specified U.S. Borrower, Ventrol Air Handling Systems Inc., as the Canadian Borrower, the other borrowers named therein, Bank of America, N.A., as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, Bank of America, N.A. (acting through its Canada branch), as Canadian Swing Line Lender and Canadian L/C Issuer, the other lender party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC as Joint Lead Arrangers and Joint Bookrunners and Bank of America, N.A., and General Electric Capital Corporation, as Collateral Agents, and General Electric Capital Corporation and Wells Fargo Capital Finance, LLC, as Co-Syndication Agents. (Exhibit 10.5 to Nortek, Inc. Form 8-K filed April 28, 2011)
10.28		Credit Agreement, dated as of April 26, 2011, among Nortek, Inc., as the Borrower, UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent, the other financial institutions party thereto as Lenders, UBS Securities LLC as Sole Arranger and Bookrunner, and Syndication Agent and Documentation Agent. (Exhibit 10.4 to Nortek, Inc. Form 8-K filed April 28, 2011)
10.29		Security Agreement, dated April 26, 2011, among Nortek, Inc. and the Additional Grantors party thereto and UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent. (Exhibit 10.29 to Nortek, Inc. Form 10 Amendment 2 filed September 14, 2011.)
10.30		Guaranty, dated April 26, 2011, by Nortek, Inc., the other Persons party thereto and the Additional Guarantors as Guarantors. (Exhibit 10.30 to Nortek, Inc. Form 10 Amendment 2 filed September 14, 2011.)
10.31		Lien Subordination and Intercreditor Agreement, dated April 26, 2011, among Bank of America, N.A. as Administrative Agent under the ABL Credit Agreement, UBS AG, Stamford Branch, as Term Loan Collateral Agent, Nortek, Inc., and the subsidiaries of Nortek, Inc. party thereto. (Exhibit 10.31 to Nortek, Inc. Form 10 Amendment 2 filed September 14, 2011.)
*21	.1	List of subsidiaries

NORTEK, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page No.

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of July 2, 2011 and December 31, 2010	F-1
Condensed Consolidated Statement of Operations for the Three and Six Months Ended July 2, 2011 and July 3, 2010	F-3
Condensed Consolidated Statement of Cash Flows for the Six Months Ended July 2, 2011 and July 3, 2010	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6
Consolidated Financial Statements
Consolidated Statements of Operations for the Successor year ended December 31, 2010, the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 (Restated) and the Predecessor year ended December 31, 2008
F-26
Successor Consolidated Balance Sheets as of December 31, 2010 and 2009	F-27
Consolidated Statements of Cash Flows for the Successor year ended December 31, 2010, the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 (Restated) and the Predecessor year ended December 31, 2008
F-29
Consolidated Statements of Stockholders’ Investment (Deficit) for the Successor year ended December 31, 2010, the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 (Restated) and the Predecessor year ended December 31, 2008
F-30
Notes to Consolidated Financial Statements	F-34
Report of Independent Registered Public Accounting Firm	F-94

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	July 2,	December 31,
	2011	2010
	(Dollar amounts in millions)

ASSETS
Current Assets:
Unrestricted cash and cash equivalents	$41.8	$57.7
Restricted cash	0.1	0.1
Accounts receivable, less allowances of $4.8 million and $4.9 million, respectively	318.1	280.8
Inventories:
Raw materials	103.3	92.9
Work in process	31.3	24.3
Finished goods	207.1	196.3

	341.7	313.5

Prepaid expenses	18.9	15.9
Other current assets	42.0	13.8
Tax refunds receivable	10.8	18.5
Prepaid income taxes	25.5	16.9

Total current assets	798.9	717.2

Property and Equipment, at Cost:
Land	18.6	18.2
Buildings and improvements	82.5	76.0
Machinery and equipment	193.6	185.4

	294.7	279.6
Less accumulated depreciation	64.3	44.1

Total property and equipment, net	230.4	235.5

Other Assets:
Goodwill	299.7	292.1
Intangible assets, less accumulated amortization of $61.0 million and $38.2 million, respectively	685.5	695.0
Deferred debt expense	21.5	12.2
Restricted investments and marketable securities	2.2	2.4
Other assets	21.8	16.7

	1,030.7	1,018.4

Total Assets	$2,060.0	$1,971.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET  — (Continued)

	July 2,	December 31,
	2011	2010
	(Dollar amounts in millions, except shares data)

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current Liabilities:
Notes payable and other short-term obligations	$4.5	$8.6
Current maturities of long-term debt	31.9	7.7
Long-term debt (Note G)	0.7	1.5
Accounts payable	204.0	175.7
Accrued expenses and taxes, net	203.0	193.2

Total current liabilities	444.1	386.7

Other Liabilities:
Deferred income taxes	142.0	152.7
Other	173.2	171.1

	315.2	323.8

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,193.0	1,101.8

Commitments and Contingencies (Note H)
Stockholders’ Investment:
Preferred stock, $0.01 par value, 10,000,000 authorized shares; none issued and outstanding at July 2, 2011 and December 31, 2010	—	—
Common stock, $0.01 par value, 90,000,000 authorized shares; 15,200,439 and 15,000,000 shares issued at July 2, 2011 and December 31, 2010, respectively	0.1	0.1
Additional paid-in capital	176.5	174.7
Accumulated deficit	(69.8)	(16.8)
Accumulated other comprehensive income	4.0	0.8
Less: Treasury stock at cost, 72,467 shares at July 2, 2011	(3.1)	—

Total stockholders’ investment	107.7	158.8

Total Liabilities and Stockholders’ Investment	$2,060.0	$1,971.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the Second Quarter Ended
	July 2, 2011	July 3, 2010
	(Dollar amounts in millions, except shares and per share data)

Net Sales	$564.9	$509.0

Costs and Expenses:
Cost of products sold	412.1	370.2
Selling, general and administrative expense, net	121.1	101.6
Amortization of intangible assets	10.9	10.1

	544.1	481.9

Operating earnings	20.8	27.1
Interest expense	(27.1)	(23.4)
Loss from debt retirement	(33.8)	—
Investment income	0.1	—

(Loss) earnings before (benefit) provision for income taxes	(40.0)	3.7
(Benefit) provision for income taxes	(8.1)	3.4

Net (loss) earnings	$(31.9)	$0.3

Basic (loss) earnings per share	$(2.11)	$0.02

Diluted (loss) earnings per share	$(2.11)	$0.02

Weighted Average Common Shares:
Basic	15,127,265	15,000,000
Diluted	15,127,265	15,280,631

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the First Six Months Ended
	July 2, 2011	July 3, 2010
	(Dollar amounts in millions, except shares and per share data)

Net Sales	$1,053.5	$939.9

Costs and Expenses:
Cost of products sold	773.7	690.1
Selling, general and administrative expense, net	234.3	197.9
Amortization of intangible assets	22.8	20.6

	1,030.8	908.6

Operating earnings	22.7	31.3
Interest expense	(56.4)	(47.0)
Loss from debt retirement	(33.8)	—
Investment income	0.1	—

Loss before benefit from income taxes	(67.4)	(15.7)
Benefit from income taxes	(14.4)	(2.6)

Net loss	$(53.0)	$(13.1)

Basic loss per share	$(3.51)	$(0.87)

Diluted loss per share	$(3.51)	$(0.87)

Weighted Average Common Shares:
Basic	15,117,519	15,000,000
Diluted	15,117,519	15,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the First Six Months Ended
	July 2, 2011	July 3, 2010
	(Dollar amounts in millions)

Cash flows from operating activities:
Net loss	$(53.0)	$(13.1)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense	50.4	53.5
Loss from debt retirement	33.8	—
Non-cash interest expense, net	2.6	1.0
Non-cash share-based compensation expense	0.3	1.2
Gain on sale of property and equipment	(0.1)	(0.2)
Deferred federal income tax benefit	(21.5)	(16.0)
Changes in certain assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(31.3)	(35.5)
Inventories	(30.3)	(11.2)
Prepaid and other current assets	(31.4)	(15.5)
Accounts payable	24.0	33.2
Accrued expenses and taxes	22.4	10.5
Long-term assets, liabilities and other, net	2.0	1.7

Total adjustments to net loss	20.9	22.7

Net cash (used in) provided by operating activities	(32.1)	9.6

Cash flows from investing activities:
Capital expenditures	(10.6)	(8.3)
Net cash paid for businesses acquired (Note B)	(31.0)	(1.3)
Investment in joint venture (Note B)	(5.3)	—
Proceeds from the sale of property and equipment	0.5	0.5
Change in restricted cash and marketable securities	0.2	0.5
Other, net	0.2	0.1

Net cash used in investing activities	(46.0)	(8.5)

Cash flows from financing activities:
Increase in borrowings	77.6	40.3
Payment of borrowings	(48.9)	(89.4)
Sale of the 8.5% Senior Notes due 2021	500.0	—
Net proceeds from borrowings under the Term Loan Facility	348.2	—
Redemption of the 11% Senior Secured Notes due 2013	(753.3)	—
Fees paid in connection with new debt facilities	(58.7)	—
Payment of minimum withholding taxes in connection with vesting of restricted stock	(2.7)	—
Other, net	—	(0.6)

Net cash provided by (used in) financing activities	62.2	(49.7)

Net change in unrestricted cash and cash equivalents	(15.9)	(48.6)
Unrestricted cash and cash equivalents at the beginning of the period	57.7	89.6

Unrestricted cash and cash equivalents at the end of the period	$41.8	$41.0

Supplemental disclosure of cash flow information:
Interest paid	$52.3	$42.4

Income taxes (refunded) paid, net	$(6.0)	$8.6

The impact of changes in foreign currency exchange rates on cash was not material and has been included in Other, net.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JULY 2, 2011 AND JULY 3, 2010

(A)	BASIS OF PRESENTATION

Nortek, Inc. (“Nortek”) and all of its wholly-owned subsidiaries, collectively the “Company,” is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments (see Note E, “Segment Information”). Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company’s fiscal year always begins on January 1 and ends on December 31. As a result, the Company’s first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The second quarters ended July 2, 2011 (“second quarter of 2011”) and July 3, 2010 (“second quarter of 2010”) each include 91 days. The first six months ended July 2, 2011 (“first half of 2011”) and July 3, 2010 (“first half of 2010”) include 183 days and 184 days, respectively.

The accompanying unaudited condensed consolidated financial statements reflect the financial position, results of operations and cash flows of the Company after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Although certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted, the Company believes that the disclosures included are adequate to make the information presented herein not misleading. Operating results for the second quarter and first six months ended July 2, 2011 are not necessarily indicative of the results that may be expected for other interim periods or for the year ending December 31, 2011. Certain amounts in the prior year’s unaudited condensed consolidated financial statements have been reclassified to conform to the current period presentation, this includes reclassifications to other current assets, other assets, accrued expenses and taxes, net and other liabilities related to expected insurance reimbursements. The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were initially issued, August 9, 2011 and through September 14, 2011 (the date the unaudited condensed consolidated financial statements were available to be reissued).

It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements and the related notes included in the Company’s latest annual report on Form 10-K and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission (“SEC”).

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which will require companies to present the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The pronouncement does not change the current option for presenting components of other comprehensive income, gross, or net of the effect of income taxes, provided that such tax effects are presented in the statement in which other comprehensive income is presented or disclosed in the notes to the financial statements. Additionally, the pronouncement does not affect the calculation or reporting of earnings per share. The pronouncement also does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. This standard is effective for reporting periods beginning after December 15, 2011. Early application is permitted. The Company will adopt this

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pronouncement in the first quarter of 2012, and it will have no effect on its financial position or results of operations but it will impact the way the Company presents comprehensive income.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards requirements for measurement of, and disclosures about, fair value. ASU 2011-04 clarifies or changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning after December 15, 2011, with early adoption prohibited for public companies. The new guidance will require prospective application. The Company will adopt this pronouncement in the first quarter of 2012, and does not expect its adoption to have a material effect on its financial position or results of operations.

In December 2010, the FASB issued ASU No. 2010-29 which amended guidance to clarify the acquisition date that should be used for reporting pro-forma financial information for business combinations. If comparative financial statements are presented, the pro-forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been completed as of the beginning of the comparable prior annual reporting period. The amendments in this guidance became effective prospectively for business combinations for which the acquisition date is on or after January 1, 2011. There was no impact on the Company’s consolidated financial results as the amendments relate only to additional disclosures.

In December 2010, the FASB issued ASU No. 2010-28 which amended the guidance on goodwill impairment testing. The amendments modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In making that determination, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The amendments were effective January 1, 2011 and did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 which establishes additional disclosure requirements for fair value measurements which the Company included in its interim and annual financial statements in 2010. Certain disclosure requirements relating to fair value measurements using significant unobservable inputs (Level 3) were deferred until January 1, 2011. These new requirements did not have an impact on the Company’s consolidated financial results or disclosure in the unaudited condensed consolidated financial statements (see Note I, “Fair Value”).

In October 2009, the FASB issued ASU No. 2009-14 which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that a company adopts ASU No. 2009-13 described in the following paragraph. Therefore, the Company adopted this guidance on January 1, 2011. The adoption of ASU No. 2009-14 did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 which amends revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence or third-party evidence is unavailable. The Company adopted this guidance on January 1, 2011. The adoption of ASU No. 2009-13 did not have a material impact on the Company’s consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(B)	ACQUISITIONS AND OTHER INVESTMENTS

On April 28, 2011, the Company, through wholly-owned subsidiaries, acquired all of the stock of TV One Broadcast Sales Corporation, Barcom (UK) Holdings Limited and Barcom Asia Holdings, LLC (collectively, “TV One”) for approximately $26.1 million. In connection with the acquisition of TV One in the second quarter of 2011, the Company also incurred approximately $0.8 million of fees and expenses, which have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated statement of operations. TV One sells a complete range of video signal processing products for the professional audio/video and broadcast markets. TV One is included in the Company’s Technology Products segment. The Company has made preliminary estimates of the fair value of assets and liabilities of TV One, utilizing information available at the time that the Company’s unaudited condensed consolidated financial statements were prepared and these estimates are subject to refinement until all pertinent information has been obtained. The Company is in the process of finalizing the purchase accounting and final estimates of fair value of assets and liabilities, which is expected to be completed during the second half of 2011. Any changes to the estimates for these amounts or other final purchase accounting adjustments will be reflected as an adjustment to goodwill in the second half of 2011 when the purchase price calculation is finalized.

On March 21, 2011, the Company, through its wholly owned subsidiary Huntair Middle East Holdings, Inc. (“Huntair”), acquired a forty-nine percent minority interest in Huntair Arabia, for approximately $5.3 million. Huntair Arabia is an operating joint venture between the Company and Alessa Advanced Projects Company (“Alessa”) in Saudi Arabia that was formed for purposes of trading, manufacturing, supplying, installing, and servicing commercial air conditioning and commercial air handling units in Saudi Arabia and certain other regions. The Company does not have a controlling financial interest and, therefore, is accounting for this investment under the equity method of accounting within the Commercial HVAC segment. In connection with its investment in Huntair Arabia, Huntair issued a 10 year note to Alessa for approximately $5.3 million. The note does not bear interest and as such, the Company has recorded the note, net of discount of approximately $1.0 million, on its accompanying unaudited condensed consolidated balance sheet at July 2, 2011.

On December 17, 2010, the Company acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron”). Ergotron is a designer, manufacturer and marketer of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world. The estimated purchase price was approximately $298.0 million, consisting of cash payments totaling approximately $295.6 million, of which approximately $5.8 million was paid in the first half of 2011, and an estimated payable to the sellers of approximately $2.4 million related to the remaining estimated reimbursement of federal and state tax refunds due to Ergotron for the pre-acquisition period in 2010. The final amounts due for the reimbursement of federal and state tax refunds will be determined when the final pre-acquisition tax returns are filed and the refunds are collected, which is expected to occur in the third and fourth quarters of 2011. Any changes to the estimates for these amounts or other final purchase accounting adjustments will be reflected as an adjustment to goodwill in the second half of 2011 when the purchase price calculation is finalized.

Goodwill associated with the acquisition of Ergotron was recorded in the Technology Products segment and the Company does not believe that any of the goodwill will be deductible for tax purposes. Due to revisions to the preliminary estimate of fair value, which primarily related to intangible assets, net of deferred tax consequences, the preliminary goodwill allocation related to Ergotron increased by approximately $0.5 million from $130.0 million as of December 31, 2010 to approximately $130.5 million as of July 2, 2011.

On July 6, 2010, the Company, through its wholly-owned subsidiary, Linear LLC acquired all of the issued and outstanding membership interests of Skycam, LLC (“Luxor”) for approximately $9.1 million (utilizing approximately $7.9 million of cash and issuing an unsecured 4% subordinated note in the amount of

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.2 million due January 2012). Luxor is an on-line retailer and distributor of security cameras and digital video recorders and is included in the Technology Products segment.

The acquisitions of TV One, Ergotron and Luxor contributed approximately $59.4 million to net sales and approximately $6.4 million (which includes depreciation and amortization of approximately $4.3 million) to operating earnings for the second quarter of 2011 and contributed approximately $110.5 million to net sales and approximately $4.7 million (which includes depreciation and amortization of approximately $16.5 million, including approximately $7.4 million relating to the amortization of fair value allocated to inventory) to operating earnings for the first six months of 2011.

Contingent consideration of approximately $1.3 million was paid in the first quarter of 2010 related to the acquisition of certain entities. The Company does not anticipate paying any further contingent consideration for completed acquisitions as of July 2, 2011.

The following table presents a summary of the activity in goodwill by reporting segment for the first half of 2011:

	Dec. 31,	Purchase	July 2,
	2010	Accounting(1)	2011
	(Amounts in millions)

Residential Ventilation Products (“RVP”):
Gross goodwill	$154.8	$—	$154.8
Impairment losses	—	—	—

Net RVP goodwill	154.8	—	154.8

Technology Products (“TECH”):
Gross goodwill	137.3	7.6	144.9
Impairment losses	—	—	—

Net TECH goodwill	137.3	7.6	144.9

Consolidated goodwill(2):
Gross goodwill	292.1	7.6	299.7
Impairment losses	—	—	—

Net consolidated goodwill	$292.1	$7.6	$299.7

(1)	Purchase accounting adjustments for TECH goodwill during the first half of 2011 relate to the acquisitions of Ergotron and TV One.

(2)	There was no goodwill allocated to the R-HVAC or C-HVAC reporting segments at either July 2, 2011 or December 31, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(C)	STOCKHOLDERS’ INVESTMENT

Activity within stockholders’ investment, including comprehensive (loss) income, for the second quarter of 2011 and 2010 is as follows:

				Accumulated
		Additional		Other		Comprehensive
	Common	Paid-In	Accumulated	Comprehensive	Treasury	(Loss)
	Stock	Capital	Deficit	Income	Stock	Income
	(Amounts in millions)

Balance, April 2, 2011	$0.1	$175.3	$(37.9)	$3.0	$(2.9)	$—
Net loss	—	—	(31.9)	—	—	(31.9)
Other comprehensive income:
Currency translation adjustment	—	—	—	0.6	—	0.6
Pension liability adjustment, net of tax of approximately $0.3 million	—	—	—	0.4	—	0.4

Comprehensive loss						$(30.9)

11,750 shares of common stock issued upon exercise of stock options	—	0.2	—	—	—
4,608 shares of treasury stock acquired	—	—	—	—	(0.2)
Modification to executive stock option arrangements	—	1.1	—	—	—
Share-based compensation expense	—	(0.1)	—	—	—

Balance, July 2, 2011	$0.1	$176.5	$(69.8)	$4.0	$(3.1)

				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-In	Accumulated	Income	Comprehensive
	Stock	Capital	Deficit	(Loss)	Income (Loss)
	(Amounts in millions)

Balance, April 3, 2010	$0.1	$172.5	$(16.8)	$2.6	$—
Net earnings	—	—	0.3	—	0.3
Other comprehensive loss:
Currency translation adjustment	—	—	—	(2.9)	(2.9)
Pension liability adjustment	—	—	—	(0.1)	(0.1)

Comprehensive loss					$(2.7)

Share-based compensation expense	—	0.6	—	—

Balance, July 3, 2010	$0.1	$173.1	$(16.5)	$(0.4)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity within stockholders’ investment, including comprehensive (loss) income, for the first half of 2011 and 2010 is as follows:

				Accumulated
		Additional		Other		Comprehensive
	Common	Paid-In	Accumulated	Comprehensive	Treasury	(Loss)
	Stock	Capital	Deficit	Income	Stock	Income
	(Amounts in millions)

Balance, December 31, 2010	$0.1	$174.7	$(16.8)	$0.8	$—	$—
Net loss	—	—	(53.0)	—	—	(53.0)
Other comprehensive income:
Currency translation adjustment	—	—	—	2.8	—	2.8
Pension liability adjustment, net of tax of approximately $0.3 million	—	—	—	0.4	—	0.4

Comprehensive loss						$(49.8)

175,261 shares of common stock issued upon vesting of restricted stock	—	—	—	—	—
25,178 shares of common stock issued upon exercise of stock options	—	0.4	—	—	—
72,467 shares of treasury stock acquired	—	—	—	—	(3.1)
Modification to executive stock option arrangements	—	1.1	—	—	—
Share-based compensation expense	—	0.3	—	—	—

Balance, July 2, 2011	$0.1	$176.5	$(69.8)	$4.0	$(3.1)

		Additional		Accumulated Other	Comprehensive
	Common	Paid-In	Accumulated	Comprehensive	(Loss)
	Stock	Capital	Deficit	Income (Loss)	Income
	(Amounts in millions)

Balance, December 31, 2009	$0.1	$171.9	$(3.4)	$1.5	$—
Net loss	—	—	(13.1)	—	(13.1)
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	(2.1)	(2.1)
Pension liability adjustment	—	—	—	0.2	0.2

Comprehensive loss					$(15.0)

Share-based compensation expense	—	1.2	—	—

Balance, July 3, 2010	$0.1	$173.1	$(16.5)	$(0.4)

(D)	(LOSS) EARNINGS PER SHARE

The Company calculates basic and diluted earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Basic earnings (loss) per share amounts are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are computed using the weighted average number of common shares outstanding and dilutive potential common shares outstanding during each period.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between basic and diluted (loss) earnings per share for the second quarter and first half of 2011 and 2010 is as follows:

	For the Second Quarter of		For the First Half of
	2011	2010	2011	2010
	(Dollar amounts in millions, except shares and per share data)

Net (loss) earnings	$(31.9)	$0.3	$(53.0)	$(13.1)

Weighted average common shares outstanding	15,127,265	15,000,000	15,117,519	15,000,000
Dilutive effect of stock options	—	280,631	—	—

Dilutive shares outstanding	15,127,265	15,280,631	15,117,519	15,000,000

Basic (loss) earnings per share	$(2.11)	$0.02	$(3.51)	$(0.87)

Diluted (loss) earnings per share	$(2.11)	$0.02	$(3.51)	$(0.87)

The effect of certain potential common share equivalents, including warrants, unvested restricted stock and stock options were excluded from the computation of diluted shares outstanding for the second quarter and first half of 2011 and 2010, as inclusion would have been anti-dilutive. A summary of these common share equivalents excluded from the second quarter and first half of 2011 and 2010 is as follows:

	For the Second Quarter of		For the First Half of
	2011	2010	2011	2010

Warrants	789,474	789,474	789,474	789,474
Restricted stock	318,423	706,481	318,423	706,481
Stock options	532,116	—	532,116	766,481

Total	1,640,013	1,495,955	1,640,013	2,262,436

(E)	SEGMENT INFORMATION

The Company is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

• the Residential Ventilation Products (“RVP”) segment,

• the Technology Products (“TECH”) segment,

• the Residential Air Conditioning and Heating Products (“R-HVAC”) segment and

• the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The Company’s performance is significantly impacted by the levels of residential replacement and remodeling activity, as well as the levels of residential and non-residential new construction. New residential and non-residential construction activity and, to a lesser extent, residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, credit availability, inflation, consumer spending, employment levels and other macroeconomic factors, over which the Company has no control.

The RVP segment primarily manufactures and sells room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, the residential new construction market

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and the do-it-yourself (“DIY”) market. The principal products sold by this segment include kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products.

The TECH segment, formerly known as the Home Technology Products (“HTP”) segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment include audio/video distribution and control equipment, security and access control products, and digital display mounting and mobility products.

The R-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment.

The C-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom rooftop cooling and heating products.

The Company evaluates segment performance based on operating earnings before allocations of corporate overhead costs. Intersegment net sales and intersegment eliminations are not material for any of the periods presented. The financial statement impact of all purchase accounting adjustments, including intangible assets amortization and goodwill, are reflected in the applicable operating segment, which are the Company’s reporting units.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited net sales, operating earnings and (loss) earnings before (benefit) provision for income taxes for the Company’s reporting segments for the second quarter of 2011 and 2010 were as follows:

	For the Second Quarter of
	2011	2010
	(Dollar amounts
	in millions)

Net sales:
Residential ventilation products	$150.6	$154.1
Technology products	180.6	115.5
Residential HVAC products	125.2	145.4
Commercial HVAC products	108.5	94.0

Consolidated net sales	$564.9	$509.0

Operating earnings (loss):
Residential ventilation products	$8.6	$14.5
Technology products	19.0	3.9
Residential HVAC products	5.6	13.0
Commercial HVAC products	2.4	2.5

Subtotal	35.6	33.9
Executive retirement (Note L)	(8.5)	—
Unallocated, net	(6.3)	(6.8)

Consolidated operating earnings	20.8	27.1
Interest expense	(27.1)	(23.4)
Loss from debt retirement	(33.8)	—
Investment income	0.1	—

(Loss) earnings before (benefit) provision for income taxes	$(40.0)	$3.7

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited net sales, operating earnings and loss before benefit from income taxes for the Company’s reporting segments for the first half of 2011 and 2010 were as follows:

	For the First Half of
	2011	2010
	(Dollar amounts
	in millions)

Net sales:
Residential ventilation products	$301.4	$307.1
Technology products	337.9	209.7
Residential HVAC products	208.7	242.3
Commercial HVAC products	205.5	180.8

Consolidated net sales	$1,053.5	$939.9

Operating earnings (loss):
Residential ventilation products	$18.8	$29.8
Technology products	20.7	(3.5)
Residential HVAC products	4.7	14.2
Commercial HVAC products	0.2	4.6

Subtotal	44.4	45.1
Executive retirement (Note L)	(8.5)	—
Unallocated, net	(13.2)	(13.8)

Consolidated operating earnings	22.7	31.3
Interest expense	(56.4)	(47.0)
Loss from debt retirement	(33.8)	—
Investment income	0.1	—

Loss before benefit from income taxes	$(67.4)	$(15.7)

(F)	INCOME TAXES

The Company provided for income taxes on an interim basis based upon the estimated annual effective tax rate for 2011 and 2010. The following reconciles the federal statutory income tax rate to the effective tax rate of approximately 21.4% and 16.6% for the first half of 2011 and 2010, respectively:

	For the First Half of
	2011	2010

Income tax at the federal statutory rate	35.0%	35.0%
Net change from federal statutory rate:
Increase in valuation allowance related to deferred tax assets	(6.6)	(20.6)
Increase in uncertain tax positions, including interest	(0.4)	(1.6)
State income tax benefit, net of federal income tax effect	0.4	2.0
Tax effect resulting from foreign activities	(9.2)	1.8
Non-deductible expenses	2.2	0.2
Other, net	—	(0.2)

Income tax at effective rate	21.4%	16.6%

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The increase in valuation allowance relates to losses of certain foreign subsidiaries and losses in certain domestic jurisdictions. The Company has determined that based on the history of losses at these subsidiaries, a valuation allowance is required for these loss carry-forwards since it is more likely than not that these loss carry-forwards will not be realized.

As of January 1, 2011, the Company had a liability of approximately $21.2 million for unrecognized tax benefits related to various federal, foreign and state income tax matters. There was no change to the liability for unrecognized tax benefits during the first half of 2011. The liability for uncertain tax positions is included in other long-term liabilities on the accompanying unaudited condensed consolidated balance sheet. The corresponding amount of gross uncertain tax benefits was approximately $21.9 million each at July 2, 2011 and December 31, 2010, respectively.

The amount of uncertain tax positions that will impact the Company’s effective tax rate is approximately $11.2 million. The difference between the total amount of uncertain tax positions and the amount that will impact the effective tax rate represents the federal tax effect of state tax items and items that offset temporary differences.

As of July 2, 2011, the Company had approximately $2.4 million in unrecognized benefits relating to various state tax issues, for which the statute of limitations is expected to expire in 2011.

As of December 31, 2010, the Company had accrued liabilities of approximately $3.0 million for interest related to uncertain tax positions. As of July 2, 2011, the total amount of accrued interest related to uncertain tax positions was approximately $3.6 million. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state taxes.

(G)	NOTES, MORTGAGE NOTES AND OBLIGATIONS PAYABLE

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”). The Company also entered into a new senior secured term loan with a final maturity in 2017 and optional interest rates at the election of the Company, including LIBOR, as defined, plus 4.0% with a LIBOR floor of 1.25% (the “Term Loan Facility”). The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011, which resulted in net debt to the Company of approximately $348.2 million, after deducting an original issue discount of approximately $1.8 million. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. As discussed further below, the Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes, which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. Net cash from these debt transactions of approximately $2.3 million was retained by the Company for general corporate purposes.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of sources and uses in the second quarter of 2011 related to these debt transactions:

(Amounts in millions)
Sources:
Proceeds from issuance of the 8.5% Notes	$500.0
Proceeds from Term Loan Facility after deducting original issue discount of approximately $1.8 million	348.2

Total sources	848.2

Uses:
Repurchase or redemption of 11% Notes	(753.3)
Tender and redemption premiums for 11% Notes	(37.8)
Accrued and unpaid interest through the date of tender or redemption	(33.9)

Subtotal — 11% Notes repurchase or redemption	(825.0)
Underwriting commissions and legal, accounting and other expenses	(20.9)

Total uses	(845.9)

Net cash to Nortek	$2.3

During the second quarter of 2011, the Company used approximately $731.1 million of the net proceeds to repurchase approximately 88.5% or approximately $666.6 million aggregate principal amount of the 11% Notes through a tender offer in accordance with the terms of the Company’s purchase and consent solicitation statement dated April 12, 2011 (the “Tender Offer”), which was completed on April 26, 2011. The Tender Offer entitled the holders of the 11% Notes to receive $1,052.50 per $1,000 in principal amount, plus accrued and unpaid interest, and resulted in a supplemental indenture to the 11% Notes, which substantially eliminated all affirmative and restrictive covenants and certain events of default under the indenture and provided for a shorter notice period in connection with a voluntary redemption. The Company used approximately $93.9 million to discharge its remaining obligations under the 11% Note indenture (approximately $86.7 million aggregated principal amount) through a deposit in trust funds sufficient to pay and discharge all remaining indebtedness, including accrued and unpaid interest, on the 11% Notes in conjunction with the notices of redemption sent to the remaining holders of the 11% Notes. Under the terms of the supplemental indenture to the 11% Notes, the Company was permitted to redeem $75.0 million aggregate principal amount at 103%, plus accrued and unpaid interest, and the remaining $11.7 million aggregate principal amount at 105%, plus accrued and unpaid interest.

As certain holders of the new 8.5% Notes and Term Loan Facility had previously held the 11% Notes up to the time of their repurchase or redemption, in accordance with Accounting Standards Codification 470-50, “Debt Modifications and Extinguishments” (“ASC 470-50”), the Company determined that, of the total approximately $60.5 million of original issue discounts, underwriting commissions, legal, accounting and other expenses and tender and redemption premiums, approximately $33.8 million should be recorded as a loss on debt retirement and that approximately $11.2 million and $15.5 million should be recorded as deferred debt expense and debt discount, respectively, and amortized over the lives of the respective debt instruments. The approximately $11.2 million of deferred debt expense was allocated approximately $6.3 million to the 8.5% Notes and approximately $4.9 million to the Term Loan Facility. The approximately $15.5 million of debt discount was allocated approximately $7.2 million to the 8.5% Notes and approximately $8.3 million to the Term Loan Facility.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.5% Senior Notes due 2021

The 8.5% Notes are unconditionally guaranteed on a senior unsecured basis by each of the Company’s current and future domestic restricted subsidiaries that guarantee any of the Company’s other indebtedness. Interest on the 8.5% Notes accrues at the rate of 8.5% per annum and is payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2011, until maturity. Interest on the 8.5% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

At any time prior to April 15, 2014, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes with the net cash proceeds from certain equity offerings (as defined) at a redemption price of 108.5% plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 8.5% Notes remains outstanding after the redemption and the redemption occurs within 90 days of the date of the closing of such equity offerings (as defined). On or after April 15, 2016, the 8.5% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after April 15, 2016 at 104.25%, declining to 102.125% on April 15, 2017, declining to 101.063% on April 15, 2018 and further declining to 100.0% on April 15, 2019.

In addition, at any time and from time to time prior to April 15, 2016, the Company may redeem all or any portion of the 8.5% Notes outstanding at a redemption price equal to (a) 100% of the aggregate principal amount of the 8.5% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus (b) the “Make Whole Amount.” The “Make Whole Amount” means, with respect to the 8.5% Notes at any redemption date, the greater of (i) 1.0% of the principal amount of the 8.5% Notes and (ii) the excess, if any, of (a) an amount equal to the present value of (1) the redemption price of the 8.5% Notes at April 15, 2016 plus (2) the remaining scheduled interest payments of the 8.5% Notes to be redeemed to April 15, 2016, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of the 8.5% Notes to be redeemed.

Pursuant to the registration rights agreement with the initial purchasers of the 8.5% Notes, the Company has agreed it will use reasonable best efforts to file and cause to become effective a registration statement with respect to an offer to exchange the 8.5% Notes for a new series of registered notes with substantially similar terms or file and cause to become effective a shelf registration statement with respect to the 8.5% Notes on or before the 390th day after the issuance date of the 8.5% Notes. If the Company is not in compliance with this obligation, special interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of the registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the special interest rate exceed 1.00% per annum.

The indenture governing the 8.5% Notes contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements).

Term Loan Facility

The Term Loan Facility is repayable in quarterly installments of $875,000 with a balloon payment for the remaining balance due on April 26, 2017.

The Term Loan Facility provides that, after the closing date, the Company may request additional tranches of term loans in an aggregate amount not to exceed $200.0 million. Availability of such additional tranches of term loans will be subject to the absence of any default, a pro forma secured leverage ratio test, and among other things, the receipt of commitments by existing or additional financial institutions.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The interest rates applicable to loans under the Term Loan Facility bear interest, at the Company’s option, at a rate per annum equal to either (1) base rate (as defined in the credit agreement governing the Term Loan Facility) or (2) LIBOR (as defined in the credit agreement governing the Term Loan Facility), in each case plus an applicable margin. As discussed above, the initial borrowings under the Term Loan Facility were at 5.25%.

The credit agreement governing the Company’s Term Loan Facility requires the Company to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (subject to reduction to 25% and 0% based upon the Company’s secured leverage ratio) of the Company’s annual excess cash flow, commencing with the fiscal year ended December 31, 2012;

•	100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds of any issuance of debt, other than debt permitted under the Term Loan Facility.

Certain voluntary prepayments on or prior to the first anniversary of the closing of the Term Loan Facility are subject to a call premium of 1%. Otherwise, the Company may voluntarily repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

The Term Loan Facility agreement contains certain restrictive financial and operating covenants, including covenants that restrict the Company’s ability and the ability of its subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets and take certain other corporate actions.

Other Indebtedness

The indenture governing the 10% Senior Notes due 2018 (the “10% Notes”) contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements). As of July 2, 2011, the Company had the capacity to make certain payments, including dividends, under the 10% Notes of approximately $25.0 million.

At July 2, 2011 and December 31, 2010, the Company’s subsidiary, Best, was not in compliance with certain maintenance covenants with respect to one of its loan agreements with borrowings outstanding of approximately $1.1 million and $1.4 million at July 2, 2011 and December 31, 2010, respectively. As a result, the Company reclassified the long-term portion of outstanding borrowings under this agreement of approximately $0.2 million and $0.6 million as a current liability on its consolidated balance sheet at July 2, 2011 and December 31, 2010, respectively. The lender has not taken any action related to the covenant noncompliance at this time. The next measurement date for the maintenance covenant is for the year ended December 31, 2011 and the Company believes it is probable that Best will not be in compliance with such covenants at such time. No assurances can be given that the lender will continue to not take any action and accordingly, the Company could be required to repay this outstanding borrowing if non-compliance is not cured or waived, as the case may be. In the event this lender accelerates this loan, additional indebtedness of Best under a different loan agreement with borrowings outstanding of approximately $1.4 million and $1.7 million at July 2, 2011 and December 31, 2010, respectively, could also become immediately due and payable if such cross-default is not waived. As a result, the Company has also reclassified the long-term portion of this additional indebtedness of approximately $0.5 million and $0.9 million as a current liability on its consolidated balance sheet at July 2, 2011 and December 31, 2010, respectively.

On October 21, 2011, the Company notified the Trustee for the 10% Notes of the existence of a default, as defined in the related indenture, resulting from the Company’s failure to timely provide a current report on

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Form 8-K including certain financial statements required by Item 9.01 of Form 8-K related to the Company’s acquisition of Ergotron. The Company has subsequently filed an amendment to the Form 8-K relating to the Ergotron acquisition, which includes such financial statements, on November 10, 2011. Accordingly, there was no Event of Default, as defined in the indenture, and the Company is in compliance with the terms, covenants and conditions set forth in the indenture relating to the 10% Notes.

(H)	COMMITMENTS AND CONTINGENCIES

The Company provides accruals for all direct costs, including legal costs, associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued are estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. Legal costs for other than probable contingencies are expensed when services are performed.

The Company has indemnified third parties for certain matters in a number of transactions involving dispositions of former subsidiaries. The Company has recorded liabilities in relation to these indemnifications of approximately $5.6 million at July 2, 2011, of which approximately $2.3 million are recorded in accrued expenses and approximately $3.3 million are recorded in other long-term liabilities in the accompanying unaudited condensed consolidated balance sheet. At July 2, 2011, the undiscounted future payments related to these indemnifications are estimated to be approximately $6.2 million. At December 31, 2010, the Company had recorded liabilities in relation to these indemnifications of approximately $5.7 million, of which approximately $2.2 million was recorded in accrued expenses and approximately $3.5 million was recorded in other long-term liabilities in the accompanying condensed consolidated balance sheet.

The Company sells a number of products and offers a number of warranties including, in some instances, extended warranties for which the Company receives proceeds. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. The Company estimates the costs that may be incurred under its warranties, with the exception of extended warranties, and records a liability for such costs at the time of sale. Deferred revenue from extended warranties is recorded at estimated fair value and is amortized over the life of the warranty and periodically reviewed to ensure that the amount recorded is equal to or greater than estimated future costs. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of its recorded warranty claims and adjusts the amounts as necessary.

Changes in the Company’s combined short-term and long-term warranty liabilities during the second quarter of 2011 and 2010 are as follows:

	For the Second Quarter of
	2011	2010
	(Amounts in millions)

Balance, beginning of period	$56.9	$55.2
Warranties provided during period	6.8	7.4
Settlements made during period	(7.2)	(5.6)
Changes in liability estimate, including expirations and acquisitions	(1.0)	—

Balance, end of period	$55.5	$57.0

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the Company’s combined short-term and long-term warranty liabilities during the first half of 2011 and 2010 are as follows:

	For the First Half of
	2011	2010
	(Amounts in millions)

Balance, beginning of period	$55.9	$54.3
Warranties provided during period	12.1	12.8
Settlements made during period	(12.3)	(10.6)
Changes in liability estimate, including expirations and acquisitions	(0.2)	0.5

Balance, end of period	$55.5	$57.0

In the fourth quarter of 2009, two of the Company’s subsidiaries in the TECH segment began shipping security products to a new customer under an agreement to manufacture and sell these security products. Under this agreement, the Company recognized net sales of approximately $18.0 million and $27.2 million during the second quarter and first half of 2011, respectively. The Company recognized net sales of approximately $11.4 million and $11.6 million relating to this customer during the second quarter and first half of 2010, respectively. The agreement includes payment terms which are extended beyond the subsidiaries’ normal payment terms. The Company has determined that cash basis accounting treatment is appropriate for revenue recognition under this agreement. Accordingly, the Company has deferred revenue recognition on approximately $48.6 million and $9.2 million of net sales at July 2, 2011 and December 31, 2010, respectively, and recorded the cost basis of related inventory shipped of approximately $32.3 million and $6.5 million at July 2, 2011 and December 31, 2010, respectively, in other current assets in the accompanying unaudited condensed consolidated balance sheet. In addition, included in inventory is approximately $12.9 million and $6.1 million at July 2, 2011 and December 31, 2010, respectively, of inventory related to this customer. As only limited cash collection history was available in periods prior to December 31, 2009, the Company recorded loss contingency reserves of approximately $2.0 million as a reduction to other current assets during the first half of 2010. Based on collection experience with this customer throughout 2010 and the first six months of 2011, the Company believes that it will be able to recover all revenue on the inventories shipped to this customer and no loss contingency reserves were recorded at July 2, 2011.

The customer has made approximately $35.7 million of payments in the third quarter of 2011 and approximately $21.8 million of payments to-date in the fourth quarter of 2011, including approximately $13.3 million of delinquent payments that were scheduled to be received in the third quarter of 2011. The customer has withheld approximately $3.5 million of payments due in the fourth quarter for a product recall issue related to certain products that the Company provided to the customer who in turn sold such products to third parties. The customer has been formally notified that their account is delinquent and the Company is in the process of negotiating a resolution of this and other contractual terms in the customer agreement. These negotiations have not been completed and, accordingly, the Company has recorded an approximate $6.0 million warranty reserve, which represents the Company’s best estimate of the amount that may be ultimately due for the product recall as of October 1, 2011. Subsequent to the $3.5 million of withheld payments, the customer has continued to make scheduled payments timely and is otherwise current on its account. In addition, the Company believes it has reached agreement with the customer for the customer to remit the remaining withheld amounts and the Company to make a progress payment with respect to the product recall. As such, the Company currently believes that it will collect all remaining amounts recorded in the consolidated balance sheet as of October 1, 2011, net of the warranty reserve, in accordance with the terms of the current agreement with the customer.

As the Company records revenue on the cash basis of accounting for this customer, the failure of the Company to receive scheduled payments resulted in a corresponding reduction to revenue and cost of goods sold in the Company’s third quarter 2011 operating results than was otherwise expected. If the customer remains current with its payments, then sales and cost of goods sold will be higher than was otherwise expected in the fourth quarter of 2011.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There can be no assurances that the Company will be able to complete its negotiations with the customer or that the customer will continue to pay according to terms in the fourth quarter of 2011 if the negotiations are not completed. As such, it is possible that the Company may have reduced sales and cost of sales and may be required to record additional reserves in the fourth quarter of 2011 related to this customer relationship. The Company will continue to closely monitor the situation in the fourth quarter of 2011.

The Company is subject to other contingencies, including legal proceedings and claims, arising out of its businesses that cover a wide range of matters including, among others, environmental matters, contract and employment claims, product liability, warranty and modification and adjustment or replacement of component parts of units sold, which include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.

The Company has undertaken several voluntary product recalls and reworks over the past several years, additional product recalls and reworks could result in material costs. Many of the Company’s products, especially certain models of bath fans, range hoods, and residential furnaces and air conditioners, have a large installed base, and any recalls and reworks related to products with a large installed base could be particularly costly. The costs of product recalls and reworks are not generally covered by insurance. Any recalls or reworks may adversely affect the Company’s reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on its financial condition, results of operations and cash flows.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, warranty, product liability, environmental liabilities and product recalls, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. It is possible, however, that results of operations for any particular future period could be materially affected by changes in the Company’s assumptions or strategies related to these contingencies or changes that are not within the Company’s control.

(I)	FAIR VALUE

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820, Fair Value Measurements and Disclosures. The levels of the fair value hierarchy are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs utilize inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, allowing for situations where there is little, if any, market activity for the asset or liability.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Measured on a Recurring Basis

Restricted Investments and Marketable Securities (Level 1) — The fair value of investments is based on quoted market prices. The fair value of investments was not materially different from their cost basis at July 2, 2011 or December 31, 2010.

Financial Instruments Not Recorded at Fair Value

The carrying value and fair values of financial instruments not recorded at fair value in the condensed consolidated balance sheets as of July 2, 2011 and December 31, 2010 were as follows:

Cash and Trade Receivables — Cash and trade receivables are carried at their cost which approximates fair value because of their short-term nature.

Long-Term Debt — At July 2, 2011, the fair value of the Company’s long-term indebtedness was approximately $27.8 million lower than the amount on the Company’s accompanying unaudited condensed consolidated balance sheet, before unamortized discount of approximately $17.8 million. At December 31, 2010, the fair value of the Company’s long-term indebtedness was approximately $57.1 million higher than the amount on the Company’s accompanying unaudited condensed consolidated balance sheet, before unamortized discount of approximately $2.0 million. The fair values of the Company’s long-term obligations are determined using available market quotes.

(J)	PENSION, PROFIT SHARING & OTHER POST-RETIREMENT BENEFITS

The Company and its subsidiaries have various pension plans, supplemental retirement plans for certain officers, profit sharing and other post-retirement benefit plans requiring contributions to qualified trusts and union administered funds.

Pension and profit sharing expense charged to operations aggregated approximately $1.2 million and $0.9 million for the second quarter of 2011 and 2010, respectively, and aggregated approximately $2.7 million and $1.9 million for the first half of 2011 and 2010, respectively.

The Company’s policy is to generally fund currently at least the minimum required annual contribution of its various qualified defined benefit plans. At July 2, 2011, the Company estimated that approximately $7.4 million would be contributed to the Company’s defined benefit pension plans in 2011, of which approximately $2.4 million was contributed through the first half of 2011.

The Company’s unaudited net periodic (income) benefit cost for its defined benefit plans for the second quarter of 2011 and 2010 consists of the following components:

	For the Second Quarter of
	2011	2010
	(Dollar amounts
	in millions)

Service cost	$0.1	$0.1
Interest cost	2.2	2.2
Expected return on plan assets	(2.4)	(2.1)

Net periodic (income) benefit cost	$(0.1)	$0.2

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s unaudited net periodic (income) benefit cost for its defined benefit plans for the first half of 2011 and 2010 consists of the following components:

	For the First Half of
	2011	2010
	(Dollar amounts
	in millions)

Service cost	$0.2	$0.2
Interest cost	4.3	4.4
Expected return on plan assets	(4.7)	(4.2)

Net periodic (income) benefit cost	$(0.2)	$0.4

The Company’s unaudited net periodic benefit income, consisting solely of recognized actuarial gains, for its post-retirement health benefit plan for the second quarter of 2011 was approximately $0.1 million. There were no periodic benefit costs for the Company’s post-retirement health benefit plan for the first half of 2011. The Company’s unaudited net periodic benefit cost, consisting solely of interest costs, for the second quarter and first half of 2010 was approximately $0.1 million and $0.2 million, respectively.

(K)	EXIT AND DISPOSAL ACTIVITIES

The Company has initiated various exit and disposal activities including, but not limited to, the following matters.

During 2010, the Company announced the formation of its new audio/visual control company within the TECH segment called The AVC Group, LLC (“The AVC Group”). Upon the formation of The AVC Group, the operations of Niles Audio Corporation, Elan Home Systems, L.L.C and Xantech LLC were combined to improve the overall operational efficiencies of these companies. In conjunction with the formation of The AVC Group, the Company is in the process of consolidating and shutting down certain of its facilities and, as a result, recorded net expenses within selling, general and administrative expense, net (“SG&A”) of approximately $0.4 million for the first half of 2011 consisting of severance and other expenses. During 2010, the Company recorded approximately $2.8 million (of which approximately $2.6 million was recorded within SG&A) of severance and other expenses related to this activity, none of which was recorded in the first half of 2010. The Company does not anticipate recording any additional expenses related to severance or other costs associated with this activity.

In addition, the Company is in the process of shutting down its Aigis Mechtronics, Inc. (“Aigis”) and Lite Touch, Inc. (“Lite Touch”) facilities within the TECH segment. As a result, during the second quarter and first half of 2011, the Company recorded expenses of approximately $0.3 million and $0.6 million, respectively, within SG&A related to severance and other costs. The Company anticipates recording additional expenses associated with the closure of Aigis and Lite Touch of approximately $0.1 million through the remainder of 2011.

In February 2011, management approved a plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best. During the second quarter and first half of 2011, the Company recorded expenses within SG&A of the RVP segment of approximately $0.2 million and $0.5 million related to severance and other costs. The Company also recorded additional severance costs of approximately $1.3 million within cost of products sold (“COGS”) during the second quarter of 2011.

During the third quarter of 2011, the Company’s Board of Directors approved additional plans that are expected to further improve the overall operational efficiencies of Best and in the fourth quarter of 2011, the Company transferred certain operations from Italy to Poland in accordance with the plan and has commenced union negotiations with respect to the employees to be terminated. As a result, the Company anticipates recording additional expenses of between approximately $10 million and $12 million related to this restructuring plan consisting of severance and other expenses in the fourth quarter of 2011 and through 2012.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth exit and disposal activity in accordance with ASC 420, “Exit or Disposal Cost Obligations” (“ASC 420”) in the accompanying unaudited condensed consolidated statement of operations for the second quarter of 2011:

			Payments
	Balance		and Asset	Balance
	12/31/10	Provision	Write Downs	7/2/11
		(Amounts in millions)

Employee Separation Expenses:
SG&A	$2.0	$1.7	$(2.5)	$1.2
COGS	0.1	1.5	(1.1)	0.5

Total Employee Separation Expenses	2.1	3.2	(3.6)	1.7

Other Costs and Expenses:
SG&A	0.9	0.3	(0.8)	0.4
COGS	—	—	—	—

Total Other Costs and Expenses	0.9	0.3	(0.8)	0.4

Total Restructuring Activity:
SG&A	2.9	2.0	(3.3)	1.6
COGS	0.1	1.5	(1.1)	0.5

	$3.0	$3.5	$(4.4)	$2.1

Employee separation expenses are comprised of severance, vacation, outplacement and retention bonus payments. Other costs include expenses associated with asset write-downs, terminating other contractual arrangements, costs to prepare facilities for closure, and costs to move equipment and products to other facilities.

(L)	RETIREMENT OF RICHARD L. BREADY

On June 30, 2011, the Company announced that Richard L. Bready planned to retire from the positions Chairman of the Board of Directors, President and Chief Executive Officer of the Company, effective as of July 1, 2011 (the “Retirement Date”).

Under the terms of his existing employment agreement and by agreement dated June 30, 2011 (the “Separation Agreement”), and in consideration for the observation by Mr. Bready of certain restrictive covenants for a period of 12 months after the Retirement Date, a release of claims against the Company, a non-disparagement covenant, and his agreement to provide certain consulting and transition services to the Company in connection with his retirement from the Company, Mr. Bready will receive: (i) a severance payment of $5,250,000, payable over 18 months in equal installments; (ii) a lump sum payment of $1,000,000 lieu of the lifetime health and medical coverage which would have been due under Mr. Bready’s existing employment agreement, with a tax gross-up; (iii) approximately $750,000, payable over 18 months in equal installments in respect of certain perquisites set forth in Mr. Bready’s employment agreement. Due to the requirements of Section 409A of the Internal Revenue Code of 1986, and pursuant to Company policy, the cash payments noted above that are due to Mr. Bready in connection with his separation from service will delayed for a period of six months. All unvested equity awards held by Mr. Bready as of the Retirement Date will be forfeited, except that half of his stock options that would have vested later this year will be deemed vested. Mr. Bready’s vested stock options will remain exercisable until the earlier of (i) five years from the Retirement Date or (ii) the expiration date of the stock option.

As a result, the Company recorded approximately $8.5 million of severance expense within SG&A during the second quarter of 2011 related to Mr. Bready’s separation agreement.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

			Predecessor
	Successor		Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
	(Amounts in millions, except shares and per share data)
Net Sales	$1,899.3	$44.0	$1,763.9	$2,269.7

Costs and Expenses:
Cost of products sold	1,391.8	35.2	1,266.0	1,673.5
Selling, general and administrative expense, net	399.9	8.5	372.6	468.0
Pre-petition reorganization items (Note 3)	—	—	22.5	—
Goodwill impairment charge (Note 4)	—	—	284.0	710.0
Amortization of intangible assets	37.0	1.5	22.2	28.2

	1,828.7	45.2	1,967.3	2,879.7

Operating earnings (loss)	70.6	(1.2)	(203.4)	(610.0)
Interest expense (contractual interest expense was approximately $145.9 million for the Predecessor period from January 1, 2009 to December 19, 2009, see Note 3)	(95.7)	(3.6)	(135.6)	(134.7)
Loss from debt retirement (Note 8)	—	—	—	(9.9)
Investment income	0.1	—	0.2	0.8

Loss before gain on reorganization items, net	(25.0)	(4.8)	(338.8)	(753.8)
Gain on reorganization items, net (Note 3)	—	—	619.1	—

(Loss) earnings before (benefit) provision for income taxes	(25.0)	(4.8)	280.3	(753.8)
(Benefit) provision for income taxes	(11.6)	(1.4)	85.0	26.9

Net (loss) earnings	$(13.4)	$(3.4)	$195.3	$(780.7)

Basic (Loss) Earnings per share	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)

Diluted (Loss) Earnings per share	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)

Weighted Average Common Shares:
Basic	15,000,000	15,000,000	3,000	3,000
Diluted	15,000,000	15,000,000	3,000	3,000

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Successor
	December 31,	December 31,
	2010	2009
	(Dollar amounts in millions)

ASSETS
Current Assets:
Unrestricted cash and cash equivalents	$57.7	$89.6
Restricted cash	0.1	1.3
Accounts receivable, less allowances of $4.9 million and $0, respectively	280.8	249.1
Inventories:
Raw materials	92.9	72.9
Work in process	24.3	25.6
Finished goods	196.3	174.7

	313.5	273.2

Prepaid expenses	15.9	18.0
Other current assets	13.8	7.7
Tax refunds receivable	18.5	5.8
Prepaid income taxes	16.9	25.4

Total current assets	717.2	670.1

Property and Equipment, at Cost:
Land	18.2	18.5
Buildings and improvements	76.0	72.8
Machinery and equipment	185.4	155.8

	279.6	247.1
Less accumulated depreciation	44.1	2.2

Total property and equipment, net	235.5	244.9

Other Assets:
Goodwill (Notes 3 and 4)	292.1	154.8
Intangible assets, less accumulated amortization of $38.2 million and $1.5 million, respectively (Notes 3 and 4)	695.0	536.6
Deferred debt expense	12.2	4.1
Restricted investments and marketable securities	2.4	2.4
Other assets	16.7	6.0

	1,018.4	703.9

Total Assets	$1,971.1	$1,618.9

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET — (Continued)

	Successor
	December 31, 2010	December 31, 2009
	(Dollar amounts in millions, except shares data)

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current Liabilities:
Notes payable and other short-term obligations	$8.6	$13.4
Current maturities of long-term debt	7.7	32.4
Long-term debt (Note 8)	1.5	4.1
Accounts payable	175.7	124.5
Accrued expenses and taxes, net	193.2	174.9

Total current liabilities	386.7	349.3

Other Liabilities:
Deferred income taxes	152.7	112.6
Other	171.1	151.5

	323.8	264.1

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,101.8	835.4

Commitments and Contingencies (Note 11)
Stockholders’ Investment:
Preferred stock, $0.01 par value, 10,000,000 authorized shares; none issued and outstanding at December 31, 2010 and 2009	—	—
Common stock, $0.01 par value, 90,000,000 authorized shares; 15,000,000 shares issued and outstanding at December 31, 2010 and 2009	0.1	0.1
Additional paid-in capital	174.7	171.9
Accumulated deficit	(16.8)	(3.4)
Accumulated other comprehensive income	0.8	1.5

Total stockholders’ investment	158.8	170.1

Total Liabilities and Stockholders’ Investment	$1,971.1	$1,618.9

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

			Predecessor
	Successor		Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
	(Amounts in millions)
Cash Flows from operating activities:
Net (loss) earnings	$(13.4)	$(3.4)	$195.3	$(780.7)

Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization expense	91.7	6.2	57.7	68.6
Non-cash interest expense, net	2.1	—	45.5	8.3
Gain on settlement of liabilities subject to compromise	—	—	(539.9)	—
Elimination of Predecessor deferred debt expense and debt discount	—	—	42.6	—
Non-cash fresh-start accounting adjustments	—	—	(131.0)	—
Non-cash goodwill impairment charge	—	—	284.0	710.0
Non-cash write-down of foreign subsidiaries	—	—	2.8	3.3
Loss from debt retirement	—	—	—	9.9
Non-cash share-based compensation expense	2.8	—	0.1	0.1
(Gain) loss on sale of property and equipment	(0.2)	—	—	(2.7)
Deferred federal income tax (benefit) provision	(18.8)	(1.3)	65.2	11.1
Changes in certain assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable, net	(9.6)	13.4	(0.4)	47.4
Inventories	(23.4)	5.6	44.9	5.6
Prepaid and other current assets	2.8	3.9	(13.5)	1.1
Accounts payable	22.5	(13.1)	(12.5)	(33.7)
Accrued expenses and taxes	(4.0)	(3.7)	(14.0)	1.6
Long-term assets, liabilities and other, net	(5.6)	(0.8)	(5.4)	4.5

Total adjustments to net (loss) earnings	60.3	10.2	(173.9)	835.1

Net cash provided by operating activities	$46.9	$6.8	$21.4	$54.4

Cash Flows from investing activities:
Capital expenditures	$(19.8)	$(0.5)	$(17.9)	$(25.4)
Net cash paid for businesses acquired	(285.2)	—	(14.1)	(32.7)
Proceeds from the sale of property and equipment	0.4	—	2.2	8.5
Change in restricted cash and investments	1.2	0.6	(1.2)	0.3
Other, net	—	(0.2)	(2.9)	(1.9)

Net cash used in investing activities	$(303.4)	$(0.1)	$(33.9)	$(51.2)

Cash Flows from financing activities:
Increase in borrowings	$133.1	$0.3	$64.7	$279.4
Payment of borrowings	(149.1)	(4.1)	(143.8)	(111.0)
Net proceeds from the sale of the 10% Senior Unsecured Notes due 2018	250.0	—	—	—
Net proceeds from the sale of the 10% Senior Secured Notes due 2013	—	—	—	742.2
Redemption of the senior secured credit facility	—	—	—	(755.5)
Fees paid in connection with debt facilities	(9.5)	—	(4.1)	(33.8)
Equity investment by Nortek Holdings, Inc.	—	—	—	4.2
Other, net	0.1	—	0.2	0.1

Net cash provided by (used in) financing activities	224.6	(3.8)	(83.0)	125.6

Net change in unrestricted cash and cash equivalents	(31.9)	2.9	(95.5)	128.8
Unrestricted cash and cash equivalents at the beginning of the period	89.6	86.7	182.2	53.4

Unrestricted cash and cash equivalents at the end of the period	$57.7	$89.6	$86.7	$182.2

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT
For the Year Ended December 31, 2010

	Successor
				Accumulated
		Additional		Other
	Common	Paid-In	Accumulated	Comprehensive	Comprehensive
	Stock	Capital	Deficit	Income (Loss)	(Loss) Income
	(Amounts in millions)

Balance, December 31, 2009	$0.1	$171.9	$(3.4)	$1.5	$—
Net loss	—	—	(13.4)	—	(13.4)
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	1.6	1.6
Pension liability adjustment, net of a tax benefit of $0.9 million	—	—	—	(2.3)	(2.3)

Comprehensive loss					$(14.1)

Share-based compensation expense	—	2.8	—	—

Balance, December 31, 2010	$0.1	$174.7	$(16.8)	$0.8

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT
For the Period from December 20, 2009 to December 31, 2009

	Successor
			Retained	Accumulated
		Additional	Earnings	Other
	Common	Paid-In	(Accumulated	Comprehensive	Comprehensive
	Stock	Capital	Deficit)	Income	(Loss) Income
	(Amounts in millions)

Balance, December 20, 2009	$0.1	$171.9	$—	$—	$—
Net loss	—	—	(3.4)	—	(3.4)
Other comprehensive income:
Currency translation adjustment	—	—	—	0.7	0.7
Pension liability adjustment, net of tax provision of $0.3 million	—	—	—	0.8	0.8

Comprehensive loss					$(1.9)

Balance, December 31, 2009	$0.1	$171.9	$(3.4)	$1.5

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT (DEFICIT)
For the Period from January 1, 2009 to December 19, 2009

			(Accumulated	Accumulated
		Additional	Deficit)	Other
	Common	Paid-In	Retained	Comprehensive	Comprehensive
	Stock	Capital	Earnings	(Loss) Income	Income
	(Amounts in millions)

Balance, December 31, 2008 — Predecessor	$—	$416.7	$(612.1)	$(24.4)	$—
Net earnings (Restated) (Note 3)	—	—	195.3	—	195.3
Other comprehensive income:
Currency translation adjustment	—	—	—	8.0	8.0
Pension liability adjustment, net of tax provision of $1.8 million	—	—	—	4.8	4.8

Comprehensive income (Restated)					$208.1

Share-based compensation expense	—	0.1	—	—
Elimination of historical equity (Restated)	—	(416.8)	416.8	11.6

Balance, December 19, 2009 — Predecessor	—	—	—	—
Issuance of 15,000,000 shares of common stock in connection with the emergence from Chapter 11	0.1	171.9	—	—
Issuance of 789,474 warrants in connection with the emergence from Chapter 11	—	—	—	—

Balance, December 20, 2009 — Successor	$0.1	$171.9	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ INVESTMENT (DEFICIT)
For the Year Ended December 31, 2008

	Predecessor
		Retained	Accumulated
	Additional	Earnings	Other
	Paid-In	(Accumulated	Comprehensive	Comprehensive
	Capital	Deficit)	Income (Loss)	Loss
	(Amounts in millions)

Balance, December 31, 2007	$412.4	$168.6	$37.7	$—
Net loss	—	(780.7)	—	(780.7)
Other comprehensive loss:
Currency translation adjustment	—	—	(25.7)	(25.7)
Pension liability adjustment	—	—	(36.4)	(36.4)

Comprehensive loss				$(842.8)

Capital contribution from parent	4.2	—	—
Share-based compensation expense	0.1	—	—

Balance, December 31, 2008	$416.7	$(612.1)	$(24.4)

The accompanying notes are an integral part of these consolidated financial statements.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

1.	BASIS OF PRESENTATION

Nortek, Inc. (“Nortek”) and all of its wholly-owned subsidiaries, collectively the “Company”, is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments (see Note 12, “Segment Information and Concentration of Credit Risk”). Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

On December 17, 2009 (the “Effective Date”), the Company emerged from bankruptcy proceedings under Chapter 11 (“Chapter 11”) of the United States Bankruptcy Code (the “Bankruptcy Code”). In connection with the Company’s emergence from bankruptcy, as discussed further in Note 2, “Reorganization under Chapter 11 and Current Capital Structure”, the Company adopted fresh-start reporting pursuant to the provisions of Accounting Standards Codification (“ASC”) 852, “Reorganization” (“ASC 852”). The Company selected December 19, 2009 as the fresh-start reporting date since it was the closest fiscal week-end to the Effective Date of December 17, 2009 and the effect of using December 19, 2009, instead of December 17, 2009, was not material to the Company’s financial condition or results of operations for the periods presented. ASC 852 requires the implementation of fresh-start reporting if the reorganization value of the assets of the entity that emerges from Chapter 11 is less than the sum of the post-petition liabilities and allowed claims, and holders of voting shares immediately before confirmation of the plan of reorganization receive less than 50 percent of the voting shares of the emerging entity. Under fresh-start reporting a new reporting entity is deemed to be created and the assets and liabilities of the entity are reflected at their fair values.

Accordingly, the consolidated financial statements for the reporting entity subsequent to emergence from Chapter 11 bankruptcy proceedings are not comparable to the consolidated financial statements for the reporting entity prior to emergence from Chapter 11 bankruptcy proceedings. References to the “Successor” refer to the Company subsequent to the fresh-start reporting date and references to the “Predecessor” refer to the Company prior to the fresh-start reporting date.

In addition, ASC 852 requires that financial statements, for periods including and subsequent to a Chapter 11 bankruptcy filing, distinguish between transactions and events that are directly associated with the reorganization proceedings and transactions and events associated with the ongoing operations of the business, as well as additional disclosures. Effective October 21, 2009, expenses, gains and losses directly associated with the reorganization proceedings are reported as gain on reorganization items, net in the accompanying consolidated statement of operations for the Predecessor period from January 1, 2009 to December 19, 2009. The “Company,” when used in reference to the period subsequent to emergence from Chapter 11 bankruptcy proceedings, refers to the Successor, and when used in reference to periods prior to emergence from Chapter 11 bankruptcy proceedings, refers to the Predecessor. In addition, results for the period from December 20, 2009 to December 31, 2009 are referred to as the “2009 Successor Period”, and results for the period from January 1, 2009 to December 19, 2009 are referred to as the “2009 Predecessor Period”. For further information regarding the Company’s filing under and emergence from Chapter 11 bankruptcy proceedings and the adoption of fresh-start accounting, see Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, and Note 3, “Fresh-Start Accounting (Restated)”.

The accompanying Successor and Predecessor consolidated financial statements reflect the financial position, results of operations and cash flows of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation. For the year ended December 31, 2010, this includes reclassifications to other current assets, other assets, accrued expenses and taxes, net and other liabilities related to expected insurance reimbursements. The Company believes that these reclassifications were not material to the consolidated financial statements at December 31, 2010 and

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

accordingly, has not reclassified the balance sheet as of December 31, 2009. The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statements were initially issued, March 30, 2011 and through September 14, 2011 (the date the consolidated financial statements were available to be reissued).

2.	REORGANIZATION UNDER CHAPTER 11 AND CURRENT CAPITAL STRUCTURE

On December 17, 2009, the Company successfully emerged from bankruptcy as a reorganized company after voluntarily filing for bankruptcy on October 21, 2009 with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), pursuant to prepackaged plans of reorganization (the “Reorganization”). The purpose of the Reorganization was to reorganize the Company’s capital structure while allowing it to continue to operate its business. The Reorganization was necessary because it was determined that the Company would be unable to operate its business and meet its debt obligations under its pre-Reorganization capital structure.

As a result of the Reorganization, approximately $1.3 billion of debt was eliminated. On December 29, 2009, the Bankruptcy Court closed the bankruptcy cases for Nortek’s subsidiaries and on March 31, 2010 closed the bankruptcy case for Nortek. On December 17, 2009 (the “Effective Date”), the Company emerged from bankruptcy as a reorganized company with a new capital structure.

The Company’s capital structure at December 31, 2010 consists of the following:

•	ABL Facility. In December 2010, the Company amended and restated its $300.0 million asset-based revolving credit facility (the “ABL Facility”) to, among other things, lower the interest rates payable by the Company and amend certain provisions to provide Nortek with more flexibility.

•	10% Senior Unsecured Notes due 2018. In November 2010, the Company issued a total principal amount of $250.0 million in 10% Senior Unsecured Notes due 2018 (the “10% Notes”) to initial purchasers who then resold the 10% Notes to certain institutional investors.

•	11% Senior Secured Notes due 2013. On the Effective Date, the Company issued a total principal amount of $753.3 million in 11% Senior Secured Notes due 2013 (the “11% Notes”) to certain of its pre-Reorganization creditors.

•	Common Stock and Warrants. On the Effective Date, the Company issued 15,000,000 shares of common stock, par value $0.01 per share and issued warrants that may be exercised for a period of five years to purchase 789,474 shares of common stock at an exercise price of $52.80 per share to certain of its pre-Reorganization creditors, including certain of its directors and executive officers.

•	Restricted Stock. On the Effective Date, the Company granted 710,731 shares of restricted common stock. In addition, during 2010 the Company issued 2,000 shares of restricted stock and 11,750 shares of restricted stock were forfeited. These shares were issued to certain of the Company’s executive officers and are eligible to vest in annual installments based upon the achievement of specified levels of adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the applicable award agreement, for each of the Company’s 2010, 2011, 2012 and 2013 fiscal years.

•	Options to Purchase Common Stock. On the Effective Date, the Company granted options to purchase 710,731 shares of common stock each at an exercise price of $17.50 per share. In addition, during 2010 the Company granted options to purchase 92,000 shares of common stock at exercise prices ranging from $17.50 to $41.00 and options to purchase 21,750 shares of common stock were forfeited. These stock options were issued to certain of the Company’s executive officers and directors and vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

For further information regarding the 11% Notes, 10% Notes and ABL Facility, see Note 8, “Notes, Mortgage Notes and Obligations Payable”. For further information regarding the Company’s restricted stock and options to purchase common stock, see Note 9, “Share-Based Compensation”.

Cancellation of Certain Pre-Petition Obligations

Under the Prepackaged Plans, the Company’s pre-petition equity and certain of its debt and other obligations were cancelled and extinguished, as follows:

•	The Predecessor’s common stock was extinguished, and no distributions were made to the Predecessor’s former shareholders;

•	The Predecessor’s 10% Notes, 8 1/2% Notes and 9 7/8% Notes were cancelled, and the indentures governing such debt securities were terminated (other than for purposes of allowing holders of each of the notes to receive distributions under the Prepackaged Plans and allowing the trustees to exercise certain rights);

•	The Predecessor’s pre-petition five-year $350.0 million senior secured asset-based revolving credit facility (the “Predecessor ABL Facility”) was paid in full and terminated; and

•	The Predecessor’s net intercompany accounts with its former parent entities were cancelled.

For further information regarding the resolution of the Company’s pre-petition liabilities in accordance with the Prepackaged Plans, see Note 3, “Fresh-Start Accounting (Restated) — Liabilities Subject to Compromise”, and Note 8, “Notes, Mortgage Notes and Obligations Payable”.

3.	FRESH-START ACCOUNTING (RESTATED)

The Company has restated its previously issued financial statements to reflect a change in the presentation of the cancellation of Predecessor stockholders’ investment (deficit) resulting from the Company’s emergence from bankruptcy and the application of fresh-start accounting. The restatement reduced the gain on reorganization items, net in the accompanying consolidated statement of operations for the Predecessor period from January 1, 2009 to December 19, 2009 by approximately $416.8 million and reduced net (loss) earnings by the same amount for such period. The amounts in these consolidated financial statements reflect this restatement. As all Predecessor stockholders’ investment (deficit) was eliminated as a result of applying fresh-start accounting, neither the closing balance sheet of the Predecessor nor the opening balance sheet of the Successor were impacted by the restatement. Further, the restatement did not impact the Predecessor’s previously reported net cash provided by operating activities, or net cash used in investing or financing activities.

The following table shows the impact of the restatement on the statement of operations for the Predecessor period from January 1, 2009 to December 19, 2009:

	As
	Previously
	Reported	Adjustment	As Restated
	(Amounts in millions)

Gain on reorganization items, net	$1,035.9	$(416.8)	$619.1
Earnings before provision for income taxes	697.1	(416.8)	280.3
Net earnings	612.1	(416.8)	195.3

The consolidated statement of stockholders’ investment (deficit) for the Predecessor period from January 1, 2009 to December 19, 2009 has been revised to reflect the presentation of the cancellation of Predecessor equity as a credit to (accumulated deficit) retained earnings, impacting the amounts reported as net earnings

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

and elimination of Predecessor stockholders’ investment (deficit) in this statement. Additionally, comprehensive income decreased by approximately $416.8 million to approximately $208.1 million from the previously reported amount of approximately $624.9 million as a result of the reduction in net earnings.

The restatement did not impact the Successor’s consolidated financial statements.

Reorganization Value

The Bankruptcy Court confirmed the Prepackaged Plans that included a range of enterprise values from $1.0 billion to $1.3 billion (the “Enterprise Value Range”) and a range of reorganized equity values from $172.0 million to $472.0 million (the “Equity Value Range”), as set forth in the disclosure statement relating to the Prepackaged Plans (the “Disclosure Statement”). The Enterprise Value Range was determined using a combination of three valuation methodologies, which included (i) comparable public company analysis, (ii) precedent transaction analysis and (iii) discounted cash flow analysis, to arrive at the overall Enterprise Value Range included in the Disclosure Statement. The Equity Value Range was determined by deducting the projected fair value of the Successor’s debt as of the Effective Date from the Enterprise Value Range to arrive at the overall Equity Value Range included in the Disclosure Statement.

The comparable public company analysis examined the value of comparable companies as a multiple of their key operating statistics and then applied a range of multiples to the projected 2009 and 2010 EBITDA of the Company, which were determined to be the most relevant operating statistics for analyzing the comparable companies. The range of multiples applied to 2009 EBITDA was 7.0x to 9.0x and for 2010 EBITDA was 6.0x to 8.0x. A key factor to the public company analysis was the selection of companies with relatively similar business and operational characteristics to the Company. The criteria for selecting comparable companies included, among other relevant characteristics, lines of business, key business drivers, growth prospects, maturity of businesses, market presence and brands, size and scale of operations.

The precedent transaction analysis estimated enterprise value by examining public merger and acquisition transactions that involve companies similar to Nortek. An analysis of the disclosed purchase price as a multiple of various operating statistics determined industry acquisition multiples for companies in similar lines of business to the Company. The transaction multiples were calculated based on the purchase price, including any debt assumed, paid to acquire companies that were comparable to the Company. The precedent transaction analysis used multiples based on the latest twelve months (“LTM”) EBITDA for analyzing the group of precedent transactions. The derived multiples were then applied to the Company’s LTM EBITDA to perform the precedent transaction analysis. The transaction multiples used ranged from 6.6x to 8.3x.

The discounted cash flow analysis discounted the expected future cash flows by a discount rate that was determined by estimating the average cost of debt and equity for the Company based upon the analysis of similar publicly traded companies. The discount rates used ranged from 13.0% to 15.0%. The discounted cash flow analysis included two components to the valuation. The first component was the calculation of the present value of the projected un-levered after-tax free cash flows for the years ending December 31, 2009 through December 31, 2014 and the second component was the present value of the terminal value of the cash flows, which was estimated by (i) assuming a perpetuity growth rate, which ranged from 2.0% to 4.0%, for the cash flows beyond the projection period or (ii) applying a terminal EBITDA multiple, which ranged from 6.0x to 8.0x, to the final period cash flows.

The Enterprise Value Range and Equity Value Range submitted to the Bankruptcy Court in the Disclosure Statement on October 21, 2009 were based on a variety of estimates and assumptions, including the projections of both EBITDA and free cash flow for future periods, EBITDA multiples, discount rates and terminal growth rates, among others. The Company considered the estimates and assumptions used to be reasonable although they are inherently subject to uncertainty and a wide variety of significant business, economic and competitive

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

risks beyond the Company’s control. In addition, had the Company used different estimates and assumptions, such different estimates and assumptions may have resulted in a material change to the Enterprise Value Range and the Equity Value Range. Accordingly, there can be no assurance that the estimates, assumptions and financial projections used to determine the Enterprise Value Range and the Equity Value Range will be realized and the actual results could be materially different.

The Company determined the reorganization value in accordance with fresh-start accounting under ASC 852 as follows:

(Amounts in millions)

Enterprise Value attributed to Nortek	$1,000.0
Plus: Estimated excess cash at Effective Date (excluding approximately $45.0 million used to repay the Predecessor ABL Facility at emergence)	61.2
Liabilities (excluding debt)	582.2

Reorganization value at Effective Date	1,643.4
Less: the 11% Notes	(753.3)
the ABL Facility	(90.0)
Subsidiary debt	(45.9)
Liabilities (excluding debt)	(582.2)

Equity Value of the New Common Stock	$172.0

Based on the general economic and market conditions in place as of the Effective Date and the above analysis, the Company determined that the low end of the Enterprise Value Range and Equity Value Range were the appropriate values to use in the determination of reorganization value. The Company used $45.0 million of available cash and $90.0 million borrowed under the ABL Facility to repay the Predecessor ABL Facility on the Effective Date. The Company estimated that an additional $61.2 million of excess cash would have been available for further debt reduction and therefore should be included in the determination of the reorganization value.

Adoption of Fresh-Start Accounting

Fresh-start accounting requires adjusting the historical net book value of assets and liabilities to fair value in accordance with ASC 805, “Business Combinations” (“ASC 805”). The Company’s estimates of fair value are inherently subject to significant uncertainties and contingencies beyond the Company’s reasonable control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially. If additional information becomes available related to the estimates used in determining the fair values, including those used in determining the fair values of long-lived assets, liabilities and income taxes, such information could impact the allocations of fair value included in the Successor’s balance sheet as of December 20, 2009.

The excess of reorganization value over the fair value of tangible and identifiable intangible assets was recorded as goodwill. Liabilities existing as of the Effective Date, other than deferred taxes, were recorded at their estimated fair value. Deferred taxes were determined in conformity with applicable income tax accounting standards. Predecessor accumulated depreciation, accumulated amortization, retained deficit, common stock and accumulated other comprehensive loss were eliminated.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Adjustments recorded to the Predecessor balance sheet as of December 19, 2009 resulting from the consummation of the Prepackaged Plans, and the adoption of fresh-start accounting, are summarized below:

	Predecessor	Reorganization		Fresh Start	Successor
	Dec. 19, 2009	Adjustments(a)		Adjustments(h)	Dec. 20, 2009
	(Amounts in millions)

ASSETS:
Current Assets:
Unrestricted cash and cash equivalents	$137.8	$(51.1)	(b)	$—	$86.7
Restricted cash	1.9	—		—	1.9
Accounts receivable, less allowances	262.3	—		—	262.3
Inventories	251.4	—		30.2	281.6
Prepaid expenses	18.6	—		—	18.6
Other current assets	16.1	—		—	16.1
Prepaid income taxes	10.4	—		15.2	25.6

Total current assets	698.5	(51.1)		45.4	692.8

Total property and equipment, net	191.8	—		53.4	245.2

Goodwill	528.8	—		(374.0)	154.8	(i	)
Intangible assets, less accumulated amortization	112.7	—		425.3	538.0
Deferred debt expense	8.7	(4.6)	(b),(c)	—	4.1
Restricted investments and marketable securities	2.4	—		—	2.4
Other assets	6.1	—		—	6.1

	658.7	(4.6)		51.3	705.4

Total Assets	$1,549.0	$(55.7)		$150.1	$1,643.4

LIABILITIES AND STOCKHOLDERS’ INVESTMENT (DEFICIT)
Current Liabilities:
Notes payable and other short-term obligations	$152.3	$(135.0)	(b)	$—	$17.3
Current maturities of long-term debt	7.4	25.0	(b)	—	32.4
Long-term debt	4.1	—		—	4.1
Accounts payable	137.5	—		—	137.5
Accrued expenses and taxes, net	180.2	(2.0)	(b)	—	178.2

	481.5	(112.0)		—	369.5

Other Liabilities:
Deferred income taxes	27.9	—		86.2	114.1
Other long-term liabilities	145.8	—		6.6	152.4

	173.7	—		92.8	266.5

Notes, Mortgage Notes and Obligations
Payable, Less Current Maturities	19.6	818.3	(b),(d)	(2.5)	835.4

Liabilities subject to compromise	1,465.2	(1,465.2)	(d)	—	—

Stockholders’ Investment (Deficit)
Successor common stock	—	0.1	(d),(e)	—	0.1
Successor additional paid-in capital	—	171.9	(d),(e)	—	171.9
Predecessor common stock	—	—		—	—
Predecessor additional paid-in capital	416.8	(416.8)	(f)	—	—
Accumulated deficit	(996.2)	948.0	(g)	48.2	—
Accumulated other comprehensive income (loss)	(11.6)	—		11.6	—

Total stockholders’ investment (deficit)	(591.0)	703.2		59.8	172.0

Total Liabilities and Stockholders’ Investment (Deficit)	$1,549.0	$(55.7)		$150.1	$1,643.4

(a)	Represents amounts recorded as of the Effective Date for the consummation of the Prepackaged Plans, including the settlement of liabilities subject to compromise, the satisfaction of the Predecessor ABL

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Facility, the incurrence of new indebtedness, the issuance of the New Common Stock, and the cancellation of the Predecessor common stock.

(b)	This adjustment reflects the net cash payments recorded as of the Effective Date as follows:

(Amounts in millions)

Borrowings under the ABL Facility	$90.0
Less: Debt issuance costs	(4.1)

Net proceeds from the ABL Facility	85.9
Repayment of Predecessor ABL Facility, including principal and accrued interest	(137.0)

$(51.1)

Subsequent to December 19, 2009, the Company voluntarily repaid $25.0 million of outstanding borrowings under the ABL Facility and accordingly, has classified such amount as current in the December 19, 2009 Successor balance sheet.

(c)	Adjustments to deferred debt expense consist of the following:

(Amounts in millions)

Elimination of deferred debt expense related to the Predecessor ABL Facility	$(8.7)
Deferred debt expense related to the ABL Facility (see (b) above)	4.1

$(4.6)

(d)	This adjustment reflects the settlement of liabilities subject to compromise (see “Liabilities Subject to Compromise” below).

(Amounts in millions)

Settlement of liabilities subject to compromise(1)	$(1,465.2)
Issuance of the 11% Notes	753.3
Issuance of the New Common Stock(2)	172.0

Gain on settlement of liabilities subject to compromise	$(539.9)

1)	See “Liabilities Subject to Compromise” below for further details.

2)	See (g) below for a reconciliation of the reorganization value to the value of the New Common Stock (including additional paid in capital).

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

e)	A reconciliation of the reorganization value to the value of the New Common Stock (including additional paid in capital) as of the Effective Date, which is based on the low end of the Enterprise Value Range and Equity Value Range included in the Disclosure Statement, is as follows:

(Amounts in millions)

Enterprise Value attributed to Nortek	$1,000.0
Plus: Estimated excess cash at Effective Date (excluding approximately $45.0 million used to repay the Predecessor ABL Facility at emergence)	61.2
Liabilities (excluding debt)	582.2

Reorganization value at Effective Date	1,643.4
Less: the 11% Notes	(753.3)
the ABL Facility	(90.0)
Subsidiary debt	(45.9)
Liabilities (excluding debt)	(582.2)

Equity value of the New Common Stock	$172.0

f)	This adjustment reflects the cancellation of the Predecessor’s common stock.

g)	This adjustment reflects the cumulative impact of the reorganization adjustments discussed above:

(Amounts in millions)

Gain on settlement of liabilities subject to compromise	$539.9
Cancellation of Predecessor common stock (see (f) above)	416.8
Elimination of unamortized deferred debt expense (see (c) above)	(8.7)

$948.0

h)	Represents the adjustment of assets and liabilities to fair value, or other measurement as specified by ASC 805, in conjunction with the adoption of fresh-start accounting. Significant adjustments are summarized below:

(Amounts in millions)

Elimination of Predecessor goodwill	$(528.8)
Successor goodwill (see (i) below)	154.8
Elimination of Predecessor intangible assets	(112.7)
Successor intangible assets(1)	538.0
Inventory adjustment(2)	30.2
Property and equipment, net adjustment(3)	53.4
Other fair value adjustments, net(4)	0.4
Elimination of Predecessor accumulated other comprehensive loss (excluding deferred tax portion)	(4.3)

Pre-tax gain on fresh-start accounting adjustments	131.0
Tax provision related to fresh-start accounting adjustments(5)	(82.8)

Net gain on fresh-start accounting adjustments	$48.2

1)	Intangible assets — This adjustment reflects the fair value of intangible assets determined as of the Effective Date. Fair value amounts were estimated based, in part, on third party valuations. For further information on the valuation of intangible assets, see Note 4, “Summary of Significant Accounting Policies”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

2)	Inventory — This amount adjusts inventory to fair value as of the Effective Date. Raw materials were valued at current replacement cost, work-in-process was valued at estimated finished goods selling price less estimated disposal costs, completion costs and a reasonable profit allowance for completion and selling effort. Finished goods were valued at estimated selling price less estimated disposal costs and a reasonable profit allowance for selling effort. In addition, all LIFO inventory reserves were eliminated.

3)	Property, plant and equipment — This amount adjusts property and equipment, net to fair value as of the Effective Date, giving consideration to the highest and best use of the assets. Fair value amounts were estimated based, in part, on third party valuations. Key assumptions used in the appraisals were based on a combination of income, market and cost approaches, as appropriate.

4)	Net adjustment to record operating leases and debt at fair value.

5)	Calculated as follows:

(Amounts in millions)

Increase in prepaid income taxes	$(15.2)
Increase in deferred income taxes	86.2
Increase in long-term tax liability	4.5
Deferred tax portion of accumulated other comprehensive loss	7.3

Tax provision related to fresh-start accounting	$82.8

The increases in the prepaid income taxes and deferred income taxes represent the deferred income tax consequences of the fresh-start accounting adjustments, including the impact of the basis difference between tax deductible and book goodwill, and the elimination of certain deferred tax valuation allowances that are no longer required due to the overall increase in net deferred tax liabilities as a result of the fresh-start adjustments. The increase in the long-term tax liability reflects the impact of fresh-start accounting on required tax reserves. The deferred tax portion of the accumulated other comprehensive loss reflects the elimination of deferred taxes on pension adjustments included in accumulated other comprehensive loss in connection with fresh-start accounting.

i)	A reconciliation of the reorganization value of the Successor assets and goodwill is shown below:

(Amounts in millions)

Reorganization value	$1,643.4
Less: Successor assets (excluding goodwill and after giving effect to fresh-start accounting adjustments)	(1,488.6)

Reorganization value of Successor assets in excess of fair value — Successor goodwill	$154.8

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Liabilities Subject to Compromise

Certain pre-petition liabilities were subject to compromise or other treatment under the Prepackaged Plans and were reported at amounts allowed or expected to be allowed by the Bankruptcy Court. These claims were resolved and satisfied as of the Effective Date. A summary of liabilities subject to compromise reflected in the Predecessor consolidated balance sheet as of December 19, 2009, is shown below:

(Amounts in millions)

Predecessor — December 19, 2009
Debt subject to compromise:
Predecessor 10% Notes	$750.0
8 1/2% Notes	625.0
9 7/8% Notes	10.0
Accrued interest	37.2
Intercompany account with affiliates, net	43.0

Liabilities subject to compromise	$1,465.2

Gain on Reorganization Items, net

In conjunction with the Company’s emergence from bankruptcy in 2009, the Company recorded a pre-tax gain on reorganization items, net of approximately $619.1 million related to its reorganization proceedings and the impact of adopting fresh-start accounting. A summary of this net pre-tax gain for the 2009 Predecessor Period is as follows:

(Amounts in millions)

Pre-tax reorganization items:
Gain on settlement of liabilities subject to compromise	$539.9
Elimination of Predecessor deferred debt expense and debt discount	(33.9)
Elimination of deferred debt expense related to the Predecessor ABL Facility	(8.7)

497.3
Post-petition professional fees and other reorganization costs	(9.2)

488.1
Non-cash pre-tax fresh-start accounting adjustments	131.0

Pre-tax gain on Reorganization Items, net	$619.1

Contractual Interest Expense

The Company recorded post-petition interest on pre-petition obligations only to the extent it believed the interest would be paid during the bankruptcy proceedings or that it was probable that the interest would be an allowed claim. Had the Company recorded interest expense based on all of the pre-petition contractual obligations, interest expense would have increased by approximately $10.3 million for the 2009 Predecessor Period.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies and Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used for its critical accounting policies to ensure that such judgments and estimates are reasonable for its interim and year-end reporting requirements. These judgments and estimates are based on the Company’s historical experience, current trends and information available from other sources, as appropriate. If different conditions result from those assumptions used in the Company’s judgments, the results could be materially different from the Company’s estimates.

Recognition of Sales and Related Costs, Incentives and Allowances

The Company recognizes sales upon the shipment of its products, net of applicable provisions for discounts and allowances. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates, and other customer incentive programs are based upon certain percentages agreed to with the Company’s various customers, which are typically earned by the customer over an annual period. The Company records periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements. For calendar year customer agreements, the Company is able to adjust its periodic estimates to actual amounts as of December 31 each year based upon the contractual provisions of the customer agreements. For those customers who have agreements that are not on a calendar year cycle, the Company records estimates at December 31 consistent with the above described methodology. Customers are generally not required to provide collateral for purchases. Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. The Company generally estimates customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction. The Company also provides for its estimate of warranty, bad debts and shipping costs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt provisions are included in selling, general and administrative expense, net. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that might impact the historical analysis, such as new product introduction for warranty and bankruptcies of particular customers for bad debts.

Cash and Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash.

The Company has classified as restricted in the accompanying consolidated balance sheet certain cash and cash equivalents that are not fully available for use in its operations. At December 31, 2010, the Company had approximately $2.5 million of cash and cash equivalents (of which approximately $2.4 million is included in long-term assets) pledged as collateral or held in pension trusts for certain debt, insurance, employee benefits and other requirements. At December 31, 2009, the Company had approximately $3.7 million of cash

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

and cash equivalents (of which approximately $2.4 million is included in long-term assets) pledged as collateral or held in pension trusts for certain debt, insurance, employee benefits and other requirements.

Fair Value

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820, Fair Value Measurements and Disclosures. The levels of the fair value hierarchy are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs utilize inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, allowing for situations where there is little, if any, market activity for the asset or liability.

Measured on a Recurring Basis

Restricted Investments and Marketable Securities (Level 1) — The fair value of investments is based on quoted market prices. The fair value of investments was not materially different from their cost basis at December 31, 2010 or 2009.

Measured on a Non-Recurring Basis

During the 2009 Predecessor Period, the Technology Products (“TECH”) reporting unit goodwill was written down to its implied fair value of approximately $68.9 million. This resulted in a non-cash goodwill impairment charge of approximately $284.0 million, which was included in the consolidated statement of operations for the 2009 Predecessor Period.

The TECH reporting unit’s assets itemized below were measured at fair value on a non-recurring basis during the 2009 Predecessor Period using a combination of the DCF Approach and the EBITDA Multiple Approach:

Significant
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable	Total
	Fair Value	Identical Assets	Inputs	Inputs	Impaired
	Measurement	(“Level 1”)	(“Level 2”)	(“Level 3”)	Losses
(Amounts in millions)

Goodwill	$68.9	$—	$—	$68.9	$284.0

In addition to goodwill noted above, the Company recorded certain other assets and liabilities at fair value on a non-recurring basis due to the effects of fresh-start accounting. These non-recurring fair value measurements were primarily determined using unobservable inputs and as such, these fair value measurements are classified within Level 3 of the fair value hierarchy. For further information on assets and liabilities measured at fair value on a non-recurring basis, see “Goodwill and Intangible Assets” of this note, along with Note 3, “Fresh-Start Accounting”.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Financial Instruments Not Recorded at Fair Value

The carrying value and fair values of financial instruments not recorded at fair value in the condensed consolidated balance sheets as of December 31, 2010 and 2009 were as follows:

Cash and Trade Receivables  — Cash and trade receivables are carried at their cost which approximates fair value because of their short-term nature.

Long-Term Debt  — At December 31, 2010, the fair value of the Company’s long-term indebtedness was approximately $57.1 million higher than the amount on the Company’s accompanying consolidated balance sheet, before unamortized discount of approximately $2.0 million. At December 31, 2009, the fair value of the Company’s long-term indebtedness was approximately equal to the amount on the accompanying consolidated balance sheet. The fair values of the Company’s long-term obligations are determined using available market quotes.

Inventories

Inventories in the accompanying December 31, 2010 consolidated balance sheet are valued at the lower of cost or market, while inventories in the accompanying December 31, 2009 consolidated balance sheet reflect adjustments related to fresh-start accounting as discussed previously in Note 3, “Fresh-Start Accounting (Restated)”.

At December 31, 2010, approximately $97.8 million of the Company’s total inventories were valued on the last-in, first-out method (“LIFO”) of accounting. Under the first-in, first-out method (“FIFO”), such inventories would have been approximately $5.8 million lower at December 31, 2010. At December 31, 2009, approximately $99.6 million of the Company’s total inventories were valued under LIFO. Under FIFO, such inventories would have been approximately $1.5 million lower at December 31, 2009. All other inventories were valued under the FIFO method.

In connection with both LIFO and FIFO inventories, the Company will record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold.

Purchase price allocated to the fair value of inventory is amortized over the estimated period in which the inventory will be sold.

Depreciation and Amortization

Depreciation and amortization of property and equipment, including capital leases, is provided on a straight-line basis over their estimated useful lives, which are generally as follows:

Buildings and improvements	3-46 years
Machinery and equipment, including leases	1-17 years
Leasehold improvements	Shorter of the term of lease or the estimated useful life

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Goodwill and Intangible Assets

The following table presents a summary of the activity in goodwill by reporting segment for the year ended December 31, 2010 (“2010”), the 2009 Successor Period and the 2009 Predecessor Period:

	Predecessor						Successor
	Dec. 31,	Impair	Purchase	Translation	Dec. 19,	Fresh	Dec. 31,	Purchase	Dec. 31,
	2008	-ments	Accounting(1)	Adjustments	2009	Start(2)	2009	Accounting(1)	2010
	(Amounts in millions)

Residential Ventilation Products (“RVP”):
Gross goodwill	$785.0	$—	$—	$0.6	$785.6	$(630.8)	$154.8	$—	$154.8
Impairment losses	(444.0)	—	—	—	(444.0)	444.0	—	—	—

Net RVP goodwill	341.0	—	—	0.6	341.6	(186.8)	154.8	—	154.8

Technology Products (“TECH”):
Gross goodwill	428.4	—	1.3	0.2	429.9	(429.9)	—	137.3	137.3
Impairment losses	(77.0)	(284.0)	—	—	(361.0)	361.0	—	—	—

Net TECH goodwill	351.4	(284.0)	1.3	0.2	68.9	(68.9)	—	137.3	137.3

Residential HVAC Products (“R-HVAC”):
Gross goodwill	232.0	—	—	—	232.0	(232.0)	—	—	—
Impairment losses	(189.0)	—	—	—	(189.0)	189.0	—	—	—

Net R-HVAC goodwill	43.0	—	—	—	43.0	(43.0)	—	—	—

Commercial HVAC Products (“C-HVAC”):
Gross goodwill	75.4	—	—	(0.1)	75.3	(75.3)	—	—	—
Impairment losses	—	—	—	—	—	—	—	—	—

Net C-HVAC goodwill	75.4	—	—	(0.1)	75.3	(75.3)	—	—	—

Consolidated goodwill:
Gross goodwill	1,520.8	—	1.3	0.7	1,522.8	(1,368.0)	154.8	137.3	292.1
Impairment losses	(710.0)	(284.0)	—	—	(994.0)	994.0	—	—	—

Net consolidated goodwill	$810.8	$(284.0)	$1.3	$0.7	$528.8	$(374.0)	$154.8	$137.3	$292.1

(1)	Purchase accounting adjustments for TECH goodwill during 2010 relate to the acquisitions of Ergotron, Inc. and Skycam, LLC. Purchase accounting adjustments for TECH goodwill during the 2009 Predecessor Period relate to contingent earnouts related to acquisitions within this segment of approximately $1.3 million. See Note 5, “Acquisitions”.

(2)	Refer to Note 3,“Fresh-Start Accounting (Restated)”, for further information surrounding fresh-start accounting adjustments.

As discussed in Note 3, “Fresh-Start Accounting (Restated)”, the Company adopted fresh-start accounting upon emergence from bankruptcy, which resulted in a new determination of goodwill in accordance with ASC 852. As indicated in the table above, the new determination of goodwill under ASC 852 resulted in a reduction to Predecessor goodwill of approximately $374.0 million, which the Company allocated to the reporting units based on the estimated fair value of each of the reporting units and related net assets and liabilities, including the fair value adjustments under ASC 852 discussed previously, of each reporting unit as of the Effective Date. Based on this analysis, the Company determined that the remaining goodwill as of the Effective Date of approximately $154.8 million would be allocated to the RVP segment.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Prior to the adoption of fresh-start accounting, the Predecessor classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions (see Note 5, “Acquisitions”), net of any subsequent impairment losses. Predecessor purchase accounting adjustments relate principally to contingent earnouts related to acquisitions that were paid in 2009.

The Company accounts for acquired goodwill and intangible assets in accordance with ASC 805 and ASC Topic 350, “Goodwill and Other” (“ASC 350”), which involves judgment with respect to the determination of the purchase price and the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill recorded in a purchase.

Under ASC 350, goodwill and intangible assets determined to have indefinite useful lives are not amortized. Instead, these assets are evaluated for impairment on an annual basis, or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value, including, among others, a significant adverse change in the business climate. The Company has set the annual evaluation date as of the first day of its fiscal fourth quarter. The reporting units evaluated for goodwill impairment by the Company have been determined to be the same as the Company’s operating segments in accordance with the criteria in ASC 350 for determining reporting units and include RVP, TECH, R-HVAC and C-HVAC.

During the first six months of 2009, the Company’s businesses continued to experience a difficult market environment due primarily to weak residential new construction, remodeling and residential air conditioning markets. Based on these macro-economic assumptions, the Company believed that EBITDA would continue to decline in 2009 and then begin to rebound in 2010 with continued growth through 2014. The Company’s prior long-term forecasts had expected the rebound in EBITDA to begin to occur in the second half of 2009. As a result, the Company significantly lowered its cash flow forecasts for 2009 and 2010 for all of the reporting units and for 2011 through 2014 for the TECH, R-HVAC and C-HVAC reporting units. As a result, the Company concluded in the second quarter of 2009 that indicators of potential goodwill impairment were present and therefore the Company needed to perform an interim test of goodwill impairment in accordance with ASC 350.

In accordance with ASC 350, the Company prepared an interim Step 1 Test as of July 4, 2009 and an annual Step 1 Test as of October 4, 2009 that compared the estimated fair value of each reporting unit to its carrying value. The Company utilized a combination of a discounted cash flow (“DCF”) approach and an EBITDA multiple approach in order to value the Company’s reporting units required to be tested for impairment.

The DCF approach required that the Company forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital (“WACC”) that was derived, in part, from comparable companies within similar industries. The DCF calculations also included a terminal value calculation that was based upon an expected long-term growth rate for the applicable reporting unit. The Company believes that its procedures for estimating DCF, including the terminal valuation, were reasonable and consistent with market conditions at the time of estimation.

The EBITDA multiple approach required that the Company estimate certain valuation multiples of EBITDA derived from comparable companies, and apply those derived EBITDA multiples to the applicable reporting unit’s estimated EBITDA for selected EBITDA measurement periods.

The annual Step 1 valuations as of October 4, 2009 were determined using a weighted average of 50% of the DCF approach and 50% for the EBITDA multiple approach, which the Company determined to be the most representative allocation for the measurement of the long-term fair value of the reporting units. In 2008, and for the interim Step 1 Test as of July 4, 2009, the Company used a weighted average of 70% of the DCF approach and 30% of the EBITDA multiple approach. The adjustment to the allocation percentages used for

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

the annual impairment test reflects the Company’s belief that there is still significant risk in the overall worldwide economy that could impact the future projections used in the DCF approach and therefore increasing the allocation to the EBITDA multiple approach provides better balance to the shorter-term valuation conclusions under the EBITDA multiple approach and the longer-term valuation conclusions under the DCF approach.

The results of the Step 1 Tests performed as of July 4, 2009 indicated that the carrying value of the TECH reporting unit exceeded the estimated fair value determined by the Company and, as such, a “Step 2 Test” was required for this reporting unit. The estimated fair values of the RVP, R-HVAC and C-HVAC reporting units exceeded the carrying values so no further interim impairment analysis was required for these reporting units as of July 4, 2009. The results of the Step 1 Tests performed as of October 4, 2009 for the Company’s annual impairment test indicated that the estimated fair values of the reporting units exceeded the carrying values so no further impairment analysis was required.

The Company believes that its assumptions used to determine the estimated fair values for its reporting units as of July 4, 2009 and October 4, 2009 were reasonable.

Based on the Company’s estimates at October 4, 2009, the impact of reducing the Company’s fair value estimates for RVP, TECH and R-HVAC by 10% would have no impact on the Company’s goodwill assessment for these reporting units. For C-HVAC, the impact of reducing the Company’s fair value estimates as of October 4, 2009 by 10% would have reduced the estimated fair value to an amount below the carrying value for this reporting unit and therefore would have required the Company to perform additional impairment analysis for this reporting unit. As a result of the application of fresh-start accounting, TECH, R-HVAC and C-HVAC had no goodwill as of December 31, 2009.

The preliminary Step 2 Test for the TECH reporting unit for the second quarter of 2009 required the Company to measure the potential impairment loss by allocating the estimated fair value of the reporting unit, as determined in Step 1, to the reporting unit’s assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the Step 2 Test for the TECH reporting unit under ASC 350 required the Company to perform a theoretical purchase price allocation for TECH to determine the implied fair value of goodwill as of the evaluation date. Due to the complexity of the analysis required to complete the Step 2 Tests, and the timing of the Company’s determination of the goodwill impairment, the Company had not finalized its Step 2 Tests at the end of the second and third quarters of 2009. In accordance with the guidance in ASC 350, the Company completed a preliminary assessment of the expected impact of the Step 2 Tests using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge in the second quarter of 2009 of approximately $250.0 million for the TECH reporting unit.

During the fourth quarter of 2009, the Company completed its Step 2 Testing under ASC 350 for the TECH reporting unit by performing the following procedures, among others:

•	Finalized the detailed appraisals used to determine the estimated fair value of intangible assets, real estate and machinery and equipment in accordance with methodologies for valuing assets under ASC 805.

•	Finalized the analysis to determine the estimated fair value adjustment required for inventory.

•	Finalized the deferred tax analysis, which included determining the deferred tax consequences of the theoretical purchase price adjustments required by the Step 2 Test.

The Company believes that the procedures performed and estimates used in the theoretical purchase price allocation for the TECH reporting unit required for Step 2 Testing under ASC 350 were reasonable and in

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

accordance with the guidelines for acquisition accounting included in ASC 805 to determine the theoretical fair value of the assets and liabilities of the TECH reporting unit used in the Step 2 Testing.

As a result of the completion of the Step 2 Testing, the Company recorded a final goodwill impairment charge for the TECH reporting unit as of July 4, 2009 of approximately $284.0 million. This represented an increase in the goodwill impairment charge of approximately $34.0 million, which was recorded in the Predecessor period from October 4, 2009 to December 19, 2009. The primary reasons for the change from the preliminary goodwill impairment charge recorded in the second quarter of 2009 were changes in the theoretical valuation of intangible assets from the initial estimate used, net of the related deferred tax impact.

The Company performed its annual test of goodwill impairment as of the first day of the fourth quarter of 2010, or October 3, 2010, utilizing the same approaches as described previously for the RVP and TECH reporting units, as these were the only reporting units with goodwill. The Company believes that its procedures performed and estimates used to determine the fair value of the reporting units as of October 3, 2010 were reasonable and consistent with market conditions at the time of estimation. The results of the Step 1 Tests performed as of October 3, 2010 indicated that the fair value of the RVP and TECH reporting units exceeded its carrying value and, as such, no additional goodwill impairment analysis was required for the RVP and TECH reporting units.

Although the Company believes that the forecast and valuation assumptions used are reasonable, the worldwide economic situation remains highly volatile and if the downturn persists or the recovery is slower than anticipated, the Company may be required to take additional goodwill impairment charges in the future. Accordingly, there can be no assurance that the Company’s future forecasted operating results will be achieved or that future goodwill impairment charges will not need to be recorded, even after the significant reduction in goodwill that resulted from the adoption of fresh-start accounting subsequent to the Effective Date.

In accordance with ASC Topic 360, “Property, Plant and Equipment” (“ASC 360”), the Company evaluates the realizability of long-lived assets, which primarily consists of property and equipment and definite lived intangible assets (the “ASC 360 Long-Lived Assets”), when events or business conditions warrant it as well as whenever an interim goodwill impairment test is required under ASC 350, based on expectations of non-discounted future cash flows for each subsidiary. ASC 350 requires that the ASC 360 impairment test be completed and any ASC 360 impairment be recorded prior to the goodwill impairment test. As a result of the Company’s conclusion that an interim goodwill impairment test was required during the second quarter of 2009, the Company performed an interim test for the impairment of long-lived assets under ASC 360 in the second quarter of 2009 and determined that there were no impairment indicators under ASC 360. The Company also completed an ASC 360 evaluation as of December 19, 2009, prior to the Company’s emergence from bankruptcy and the adoption of fresh-start accounting. As a result, the Company recorded an approximate $1.2 million intangible asset impairment for a foreign subsidiary in the TECH segment in selling, general and administrative expense, net in the accompanying statement of operations. The Company determined that there were no other significant impairments under ASC 360.

There were no impairment charges recorded for the year ended December 31, 2010.

The evaluation of the impairment of long-lived assets, other than goodwill, was based on expectations of non-discounted future cash flows compared to the carrying value of the long-lived asset groups in accordance with ASC 360. If the sum of the expected non-discounted future cash flows was less than the carrying amount of the ASC 360 Long-Lived Assets, the Company would recognize an impairment loss. The Company’s cash flow estimates were based upon historical cash flows, as well as future projected cash flows received from subsidiary management in connection with the annual Company-wide planning process and interim forecasting, and, if appropriate, included a terminal valuation for the applicable subsidiary based upon an EBITDA multiple. The Company estimated the EBITDA multiple by reviewing comparable company information and

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

other industry data. The Company believes that its procedures for estimating gross future cash flows, including the terminal valuation, are reasonable and consistent with current market conditions for each of the dates when impairment testing was performed.

In connection with the adoption of fresh-start accounting, intangible assets were recorded at their estimated fair value, which was based, in part, on third party valuations, as of December 19, 2009. Intangible assets consist principally of trademarks, developed technology (unpatented and patented), customer relationships, and other (which includes, among others, non-compete and supplier agreements and backlog). The value assigned to the Company’s trademarks and developed technology was based on the relief from royalty method using estimated royalty rates that a willing buyer would pay for the use of the trademark or identified technology. The fair value was calculated by discounting future cash flows or royalties at the required rate of return to present value as of December 19, 2009. The value assigned to the Company’s customer relationships was based on the multi-period excess earnings method which estimated the fair value of the asset by discounting future projected earnings of the asset to present value as of December 19, 2009. Key assumptions used in these valuation methods include: management’s projections of revenues, expenses and cash flows for future years; an estimated weighted average cost of capital, depending on the reporting unit and nature of the asset, ranging from 12.3% to 17.2%; an internal rate of return, depending on the reporting unit and nature of the asset, ranging from 12.7% to 16.6%, an assumed discount rate, depending on the reporting unit and nature of the asset, ranging from 13.8% to 18.5%, and a tax rate, depending on the reporting unit, ranging from approximately 37.0% to 39.0%. Accordingly, the fair values are based on estimates which are inherently subject to significant uncertainties and actual results could vary significantly from these estimates.

The table that follows presents the Company’s major components of intangible assets as of December 31, 2010 and 2009:

				Weighted
	Gross			Average
	Carrying	Accumulated	Net Intangible	Remaining
	Amount	Amortization	Assets	Useful Lives
		(Amounts in millions except for useful lives)

December 31, 2010
Trademarks	$158.4	$(7.8)	$150.6	20.3
Developed Technology	67.9	(4.5)	63.4	12.3
Customer relationships	483.9	(20.6)	463.3	17.4
Others	23.0	(5.3)	17.7	6.7

	$733.2	$(38.2)	$695.0	17.3

December 31, 2009:
Trademarks	$139.8	$(0.5)	$139.3	21.0
Developed Technology	49.0	(0.2)	48.8	13.0
Customer relationships	339.6	(0.8)	338.8	18.0
Others	9.7	—	9.7	3.0

	$538.1	$(1.5)	$536.6	18.0

Developed technology, trademarks and customer relationships are amortized on a straight-line basis. Amortization of intangible assets charged to operations amounted to approximately $37.0 million, $1.5 million, $22.2 million and $28.2 million for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively. See Note 5, “Acquisitions”, for

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

disclosure of intangible assets acquired in 2010 of approximately $193.7 million related to the acquisition of Ergotron, Inc.

As of December 31, 2010, the estimated future intangible asset amortization expense aggregates approximately $695.0 million as follows:

Year Ended	Annual Amortization
December 31,	Expense
(Amounts in millions)
(Unaudited)

2011	$44.5
2012	44.5
2013	44.4
2014	44.1
2015	43.7
2016 and thereafter	473.8

Pensions and Post Retirement Health Benefits

The Company accounts for pensions and post retirement health benefits in accordance with ASC Topic 715, “Compensation — Retirement Benefits,” (“ASC 715”). The accounting for pensions requires the estimation of such items as the long-term average return on plan assets, the discount rate, the rate of compensation increase and the assumed medical cost inflation rate. Such estimates require a significant amount of judgment. See Note 10, “Pension, Profit Sharing and Other Post-Retirement Benefits”, for a discussion of these judgments.

Insurance Liabilities

The Company records insurance liabilities and related expenses for health, workers compensation, product and general liability losses, and other insurance reserves and expenses in accordance with either the contractual terms of its policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. The Company considers historical trends when determining the appropriate insurance reserves to record in the consolidated balance sheet for a substantial portion of its workers compensation and general and product liability losses. In certain cases where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company. Receivables for insurance recoveries for product liability claims are recorded as assets, on an undiscounted basis, in the accompanying consolidated balance sheet. These recoveries are estimated based on the contractual arrangements with vendors and other third parties and historical trends. Prior to 2010, these amounts, which we have determined to be immaterial to the accompanying consolidated balance sheet, were recorded as a reduction of the estimated liabilities.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with ASC 740, “Income Taxes” (“ASC 740”), which requires that the deferred tax consequences of temporary differences between the amounts recorded in the Company’s consolidated financial statements and the amounts included in the Company’s federal and state income tax returns be recognized in the balance sheet. As the Company generally

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

does not file its income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that fiscal year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that Nortek and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards and valuation allowances required, if any, for tax assets that may not be realizable in the future. ASC 740 requires balance sheet classification of current and long-term deferred income tax assets and liabilities based upon the classification of the underlying asset or liability that gives rise to a temporary difference (see Note 7, “Income Taxes”).

Share-Based Compensation Expense

The Company measures share-based compensation expense at fair value in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”), and recognizes such expense over the vesting period of the stock-based employee awards. For the year ended December 31, 2010, the 2009 Predecessor Period and the year ended December 31, 2008, the Company recognized share-based compensation expense of approximately $2.8 million, $0.1 million and $0.1 million, respectively. There was a de minimis amount of share-based employee compensation expense recorded for the 2009 Successor Period. See Note 9, “Share-Based Compensation”, for further information regarding the Successor’s and the Predecessor’s share-based compensation programs.

Commitments and Contingencies

The Company provides accruals for all direct costs, including legal costs, associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued are estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. Legal costs for other than probable contingencies are expensed when services are performed. See Note 11, “Commitments and Contingencies”, for further information regarding the Company’s commitments and contingencies.

Research and Development

The Company’s research and development activities are principally new product development and represent approximately 2.9%, 3.5%, 2.9% and 2.5% of the Company’s consolidated net sales for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively, and are recorded in selling, general and administrative expense, net.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net earnings (loss), unrealized gains and losses from foreign currency translation, and pension liability adjustments, net of tax attributes. The components of the Company’s comprehensive income (loss) and the effect on earnings for the periods presented are detailed in the accompanying consolidated statement of stockholders’ investment.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The balances of each classification, net of tax attributes, within accumulated other comprehensive income (loss) as of the periods presented are as follows:

			Total
			Accumulated
	Foreign	Post-Retirement	Other
	Currency	Liability	Comprehensive
	Translation	Adjustment, net	Income (Loss)
	(Amounts in millions)

Predecessor
Balance, December 31, 2007	$28.3	$9.4	$37.7
Change during the period	(25.7)	(36.4)	(62.1)

Balance, December 31, 2008	2.6	(27.0)	(24.4)
Change during the period	8.0	4.8	12.8

Balance, December 19, 2009	10.6	(22.2)	(11.6)
Fresh-start accounting adjustments	(10.6)	22.2	11.6

Balance, December 20, 2009	—	—	—
Successor
Change during the period	0.7	0.8	1.5

Balance, December 31, 2009	0.7	0.8	1.5
Change during the period	1.6	(2.3)	(0.7)

Balance, December 31, 2010	$2.3	$(1.5)	$0.8

Foreign Currency Translation

The financial statements of subsidiaries outside the United States are measured using the foreign subsidiaries’ local currency as the functional currency. The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year-end. Net sales, costs and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income (loss) included in stockholders’ investment in the accompanying consolidated balance sheet. Transaction gains and losses are recorded in selling, general and administrative expense, net.

Earnings Per Share

The Company calculates basic and diluted earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings Per Share” (“ASC 260”). Basic earnings (loss) per share amounts are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are computed using the weighted average number of common shares outstanding and dilutive potential common shares outstanding during each period.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The reconciliation between basic and diluted earnings (loss) per share for the periods presented is as follows:

	Successor		Predecessor

			Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
	(Dollar amounts in millions, except shares and per share data)
Net (loss) earnings	$(13.4)	$(3.4)	$195.3	$(780.7)

Weighted average common shares outstanding	15,000,000	15,000,000	3,000	3,000
Dilutive effect of stock options	—	—	—	—

Dilutive shares outstanding	15,000,000	15,000,000	3,000	3,000

Basic (loss) earnings per share	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)

Diluted (loss) earnings per share	$(0.89)	$(0.23)	$65,100.00	$(260,233.33)

The effect of certain potential common share equivalents, including warrants, unvested restricted stock and stock options were excluded from the computation of diluted shares outstanding for the year ended December 31, 2010 and the 2009 Successor Period, as inclusion would have been anti-dilutive. A summary of these common share equivalents excluded from the year ended December 31, 2010 and the 2009 Successor Period is as follows:

	Successor
	Jan. 1, 2010 -	Dec. 20, 2009 -
	Dec. 31, 2010	Dec. 31, 2009

Warrants	789,474	789,474
Restricted stock	700,981	710,731
Stock options	780,981	710,731

Total	2,271,436	2,210,936

There were no potential common share equivalents outstanding during the Predecessor periods presented.

Earnings (loss) per share for the year ended December 31, 2010 and the 2009 Successor Period is not comparable to the 2009 Predecessor Period or the year ended December 31, 2008, as all Predecessor common stock was extinguished as part of the Company’s reorganization. See Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, and Note 3, “Fresh-Start Accounting (Restated)”.

Related Party Transactions

The Predecessor had a management agreement with an affiliate of Thomas H. Lee Partners, L.P. (“THL”) providing for certain financial and strategic advisory and consultancy services. The Predecessor expensed approximately $1.0 million and $2.0 million during the 2009 Predecessor Period and the year ended December 31, 2008, respectively, related to this management agreement. In connection with the Reorganization, the management agreement was terminated as of the Effective Date.

During the fourth quarter of 2008, certain executive officers of the Company invested with THL in the purchase of certain senior unsecured loans with accreted value of approximately $83.0 million issued by the Company’s former parent, NTK Holdings, Inc. As a result of the Reorganization, these executive officers received 6,606 shares of common stock and warrants exercisable for the purchase of 17,384 shares of common stock based upon their indirect pro rata ownership of such senior unsecured loans issued by NTK Holdings, Inc.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06 which establishes additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements became effective January 1, 2010 for quarterly and annual reporting. These amendments did not have an impact on the Company’s results of operations or financial condition as this guidance relates only to additional disclosures (see “Fair Value”). In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective January 1, 2011 and are not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 which amends revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence, vendor objective evidence or third-party evidence is unavailable. This guidance is effective for transactions entered into after January 1, 2011. The Company will adopt this guidance on January 1, 2011 and does not expect it to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14 which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that a company adopts ASU No. 2009-13 described in the preceding paragraph. Therefore, the Company will adopt this guidance on January 1, 2011 and does not expect it to have a material impact on the Company’s consolidated financial statements.

5.	ACQUISITIONS

On December 17, 2010, the Company acquired all of the outstanding stock of Ergotron, Inc. (“Ergotron). Ergotron is a designer, manufacturer and marketer of innovative, ergonomic mounting and mobility products for computer monitors, notebooks and flat panel displays in the United States and other parts of the world. The estimated purchase price was approximately $298.0 million, which consisted of a cash payment at the date of acquisition of approximately $289.8 million and an estimated payable to the sellers of approximately $8.2 million related to the final cash and working capital adjustment of approximately $0.4 million, as defined, and the estimated reimbursement of approximately $7.8 million for federal and state tax refunds due to Ergotron for the pre-acquisition period in 2010. The final cash and working capital adjustment of approximately $0.4 million was paid in the first quarter of 2011 and approximately $5.4 million of the estimated federal and state tax refunds due Ergotron was paid in the second quarter of 2011. The final amounts due for the reimbursement of federal and state tax refunds will be determined when the final pre-acquisition tax returns are filed and the refunds are collected, which is expected to occur in the third and fourth quarters of 2011. As discussed further below, any changes to the estimates for these amounts will be reflected as an adjustment to goodwill in 2011 when the purchase price calculation is finalized.

The Company selected December 31, 2010 as the date to record the acquisition of Ergotron as the effect of using December 31, 2010, instead of December 17, 2010, was not material to the Company’s financial condition or results of operations for fiscal 2010. Accordingly, the accompanying consolidated statement of operations for the year ended December 31, 2010 does not include any activity related to Ergotron for the period from December 18, 2010 to December 31, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The following is a summary of the preliminary purchase price allocation based on estimates of the fair value of assets and liabilities (amounts in millions):

Preliminary purchase price allocation:
Historical net assets of Ergotron(1)	$40.2
Increase in intangible assets to fair value	193.3
Increase in property and equipment to fair value	4.1
Increase in inventories to fair value	7.0
Other fair value adjustments, net	1.6
Prepaid and deferred income taxes, net	(78.2)
Goodwill	130.0

Estimated purchase price	$298.0

(1)	Includes current assets of approximately $67.4 million (including approximately $13.8 million of cash), property and equipment of approximately $12.2 million, intangible assets of approximately $0.4 million, other long-terms assets of approximately $0.6 million, current liabilities of approximately $(38.8) million and other long-term liabilities of approximately $(1.6) million.

The goodwill was recorded in the TECH reporting unit and the Company does not believe that any of the goodwill will be deductible for tax purposes (see Note 4, “Summary of Significant Accounting Policies”).

The Company has made preliminary estimates of the purchase price and the fair value of the assets and liabilities of Ergotron, including inventory, property and equipment, intangible assets, prepaid and deferred taxes, long-term tax reserves and related indemnification assets and contingent liabilities utilizing information available at the time that the Company’s consolidated financial statements were prepared and these estimates are subject to refinement until all pertinent information has been obtained. The Company will complete the following procedures, among others, prior to the issuance of the December 31, 2011 consolidated financial statements:

•	Make a final determination of the purchase price and the related payable to seller based on the final reimbursement for federal and state income tax refunds.

•	Finalize the appraisals of intangible assets and property and equipment.

•	Finalize the estimated fair value adjustment related to inventories.

•	Finalize the deferred tax analysis for prepaid and deferred income taxes, including determining the deferred tax consequences for any changes in the fair value adjustments discussed above.

The total preliminary fair value of intangible assets was approximately $193.7 million and the Company has determined that all of the intangible assets are subject to amortization and that they will have no residual

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

value at the end of the amortization periods. The following is a summary of the estimated fair values and weighted average amortization period by intangible asset class (amounts in millions, except for useful lives):

		Weighted
		Average
		Remaining
	Fair Value	Useful Lives

Trademarks	$17.6	20.0
Developed Technology	18.7	13.0
Customer relationships	142.0	19.3
Others	15.4	6.1

	$193.7	17.7

In connection with the acquisition of Ergotron, the Company also incurred approximately $2.2 million of fees and expenses, which have been recorded in selling, general and administrative expense, net in the accompanying consolidated statement of operations.

The unaudited pro forma net sales, (net loss) and basic and diluted (loss) per share for the Company as a result of the acquisition of Ergotron for the year ended December 31, 2010 were approximately $2.1 billion, $(21.4) million, $(1.43) per share and $(1.43) per share, respectively. These amounts were determined assuming that the acquisition of Ergotron had occurred on January 1, 2010 and include the historical results of Ergotron for the year ended December 31, 2010 as well as pro forma adjustments to reflect (i) increased depreciation and amortization expense of approximately $18.3 million from the acquisition fair value adjustments, including approximately $7.0 million related to inventory fair value amortization, (ii) increased interest expense of approximately $25.3 million related to the amounts borrowed to fund the acquisition and (iii) other pro forma adjustments that the Company considered appropriate related to the acquisition of Ergotron. The approximately $2.2 million of transaction costs related to the acquisition of Ergotron for the year ended December 31, 2010 have been excluded from the unaudited pro forma net loss and basic and diluted loss per share. These pro forma amounts are not necessarily indicative of the amounts that would have been achieved had the acquisition taken place as of January 1, 2010, nor are they necessarily indicative of the results for future periods. The Company does not consider pro forma financial information for 2009 to be meaningful as a result of the Company’s adoption of fresh-start accounting in 2009.

On July 6, 2010, the Company, through its wholly-owned subsidiary, Linear LLC acquired all of the issued and outstanding membership interests of Skycam, LLC (“Luxor”) for approximately $9.1 million (utilizing approximately $7.9 million of cash and issuing an unsecured 4% subordinated note in the amount of $1.2 million due January 2012). Luxor is an on-line retailer and distributor of security cameras and digital video recorders. The acquisition of Luxor, which is included in the TECH segment, contributed approximately $4.2 million to net sales and approximately $0.2 million to operating earnings for the year ended December 31, 2010.

Pro forma results related to the Luxor acquisition have not been presented, as the effect is not significant to the Company’s consolidated operating results.

Contingent consideration of approximately $1.3 million was paid in 2010, $14.1 million was paid in 2009 and $32.7 million was paid in 2008 related to the acquisition of certain entities. The Company does not anticipate paying any further contingent consideration for completed acquisitions as of December 31, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

6.	CASH FLOWS

The impact of changes in foreign currency exchange rates on cash was not material and has been included in Other, net in the accompanying consolidated statement of cash flows.

Interest paid was approximately $86.6 million, $0.1 million, $116.1 million and $118.5 million for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively.

Net cash paid for acquisitions for the periods presented was as follows:

	Successor		Predecessor

	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Fair value of assets acquired	$411.4	$—	$—	$—
Liabilities assumed or created	(127.5)	—	—	—

Net assets of businesses acquired	283.9	—	—	—
Payment of contingent consideration(1)	1.3	—	14.1	32.7

	$285.2	$—	$14.1	$32.7

(1)	Contingent consideration of approximately $1.3 million was earned in the 2009 Predecessor Period (see Note 5, “Acquisitions”) and was paid in February 2010. This amount is included in accrued expenses and taxes, net on the accompanying consolidated balance sheet at December 31, 2009 and has been excluded from the accompanying consolidated statement of cash flows for the 2009 Predecessor Period.

Significant non-cash financing activities excluded from the consolidated statement of cash flows, for the 2009 Predecessor Period, include the issuance of $753.3 million of the 11% Notes in exchange for the cancellation of $750.0 million of the 10% Notes plus all accrued interest expense as of December 17, 2009 of approximately $3.3 million in connection with the Chapter 11 proceedings (see Note 2, “Reorganization Under Chapter 11 and Current Capital Structure” and Note 8, “Notes, Mortgage Notes and Obligations Payable”). There were no significant non-cash investing activities for the 2009 Predecessor Period and no significant non-cash financing or investing activities for the year ended December 31, 2010, the 2009 Successor Period and the year ended December 31, 2008.

7.	INCOME TAXES

The following is a summary of the components of (loss) earnings before (benefit) provision for income taxes for the periods presented:

	Successor		Predecessor

			Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
		(Amounts in millions)
Domestic	$(28.8)	$(4.3)	$266.3	$(777.4)
Foreign	3.8	(0.5)	14.0	23.6

	$(25.0)	$(4.8)	$280.3	$(753.8)

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The following is a summary of the (benefit) provision for income taxes included in the accompanying consolidated statement of operations for the periods presented:

	Successor		Predecessor

	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Federal income taxes:
Current	$0.3	$—	$0.7	$—
Deferred	(18.8)	(1.3)	65.2	11.1

	(18.5)	(1.3)	65.9	11.1
Foreign	6.5	0.1	10.4	14.0
State	0.4	(0.2)	8.7	1.8

	$(11.6)	$(1.4)	$85.0	$26.9

Income tax payments, net of refunds, in the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008 were approximately $18.4 million, $0.2 million, $12.8 million and $10.7 million, respectively.

The table that follows reconciles the federal statutory income tax dollar amount to the actual income tax (benefit) provision for the periods presented.

	Successor		Predecessor

			Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
		(Amounts in millions)
Income tax at the federal statutory rate	$(8.8)	$(1.7)	$98.1	$(263.8)
Net change from statutory rate:
Impact of fresh-start accounting adjustments and debt forgiveness	—	—	(97.8)	—
State income tax provision, net of federal income tax effect	0.3	(0.1)	5.7	1.8
Goodwill impairment	—	—	68.8	244.4
Increase in valuation allowance	5.1	—	—	35.4
Non-deductible expenses, net	2.8	—	—	1.0
Tax effect resulting from foreign activities and foreign dividends	0.2	0.4	10.4	11.1
Uncertain tax positions	(1.8)	—	(0.2)	(3.3)
Tax benefit for capitalized R&D costs	(9.9)	—	—	—
Other, net	0.5	—	—	0.3

	$(11.6)	$(1.4)	$85.0	$26.9

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The table that follows reconciles the federal statutory income tax rate to the effective tax rate for the periods presented:

	Successor		Predecessor

			Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
Effective tax rate%:
Income tax at the federal statutory rate	35.0%	35.0%	35.0%	35.0%
Net change from statutory rate:
Impact of fresh-start accounting adjustments and debt forgiveness	—	—	(34.9)	—
State income tax provision, net of federal income tax effect	(1.0)	2.1	2.0	(0.2)
Goodwill impairment	—	—	24.5	(32.4)
Increase in valuation allowance	(20.2)	—	—	(4.7)
Non-deductible expenses, net	(11.2)	—	—	(0.1)
Tax effect resulting from foreign activities and foreign dividends	(0.9)	(8.3)	3.7	(1.5)
Uncertain tax positions	7.1	—	—	0.4
Tax benefit for capitalized R&D costs	39.7	—	—	—
Other, net	(2.1)	0.4	—	(0.1)

	46.4%	29.2%	30.3%	(3.6)%

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The tax effect of temporary differences which give rise to significant portions of deferred income tax assets and liabilities as of December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009
	(Amounts in millions)

Prepaid Income Tax Assets (classified current)
Arising From:
Accounts receivable	$4.9	$4.3
Inventories	(4.8)	(3.7)
Insurance reserves	2.9	4.9
Warranty accruals	9.5	9.7
Valuation allowances	(1.0)	—
Other reserves and assets, net	5.4	10.2

	$16.9	$25.4

Deferred Income Tax Assets (Liabilities)
(classified non-current)
Arising From:
Property and equipment, net	$(25.6)	$(27.6)
Intangible assets, net	(236.8)	(166.0)
Pension and other benefit accruals	14.4	13.4
Insurance reserves	20.5	9.0
Warranty accruals	9.7	7.7
Net loss and credit carry forwards	17.1	23.8
Other reserves and assets, net	23.3	7.5
Valuation allowance	(20.4)	(27.4)
Tax deductible Goodwill	45.1	47.0

	$(152.7)	$(112.6)

In connection with the filing of the Company’s U.S. federal tax return for the period ended December 17, 2009 in the third quarter of 2010, the Company made an election to capitalize for tax purposes research and development costs. This election resulted in the creation of a deferred tax asset that will be amortized over a 10 year period. As a result of this election, the Company recorded a deferred tax benefit of approximately $10.9 million, including a state tax benefit of approximately $1.0 million, in 2010.

As of December 31, 2009, as a result of income and related deferred tax liabilities recognized through fresh-start accounting, the Company determined that a valuation allowance was no longer required for most of its domestic deferred tax assets. The Company has sufficient reversing deferred tax liabilities available so that it is more likely than not that its deferred tax assets will be realized. The Company continues to maintain a valuation allowance for foreign net operating loss carryforwards, certain state net operating loss carryforwards and for certain deferred tax assets that, if recognized, would result in capital losses. The current year net decrease in the valuation allowance is primarily related to current year losses of certain foreign subsidiaries and losses in certain domestic jurisdictions, offset by a decrease in the valuation allowance related to a write-off of net operating losses and corresponding valuation allowance in connection with the shutting down of the Company’s subsidiary, Imerge Limited . The Company has determined that based on the history of losses at

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

these subsidiaries, a valuation allowance is required for these loss carry-forwards since it is more likely than not that these loss carry-forwards will not be realized.

As of December 17, 2009, all of the Company’s federal net operating losses and federal credit carryforwards had been reduced to zero by the income from the discharge of indebtedness that was excluded from federal taxable income.

At December 31, 2010, the Company has not provided United States income taxes or foreign withholding taxes on unremitted foreign earnings of approximately $53.5 million as those amounts are considered indefinitely invested. The Company has provided U.S. income taxes and foreign withholding taxes on approximately $8.4 million of unremitted foreign earnings which are not indefinitely invested.

The Company has approximately $49.1 million of foreign net operating loss carry-forwards that if utilized would offset future foreign tax payments. Approximately $22.6 million of these foreign net operating losses have an indefinite carry-forward period and the remaining foreign net operating losses will expire at various times beginning in 2013.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2010 and 2009 is as follows:

	December 31,
	2010	2009
	(Amounts in millions)

Balance at January 1,	$22.9	$28.6
Gross increases related to positions taken in the current year	1.9	4.7
Gross increases related to positions taken in prior periods	—	1.4
Increases related to acquisitions	3.4	—
Decreases related to adjustment of prior period items	—	(2.2)
Decreases related to settlements with taxing authorities	(2.1)	—
Decreases related to fresh-start accounting adjustments	—	(5.6)
Decreases due to lapse of statutes of limitation related to state tax and foreign items	(4.2)	(4.0)

Balance at December 31,	$21.9	$22.9

As of January 1, 2010, the Company had a liability of approximately $22.0 million for unrecognized tax benefits related to various federal, foreign and state income tax matters. As a result of additional provisions to the reserve during the year ended December 31, 2010 and reversals discussed below, the liability for uncertain tax positions at December 31, 2010 was approximately $21.2 million. The liability for uncertain tax positions is included in other long-term liabilities on the accompanying consolidated balance sheet. The corresponding amount of gross uncertain tax benefits was approximately $21.9 million and $22.9 million at December 31, 2010 and 2009, respectively.

The amount of uncertain tax positions that will impact the Company’s effective tax rate is approximately $11.2 million. The difference between the total amount of uncertain tax positions and the amount that will impact the effective tax rate represents the federal tax effect of state tax items and items that offset temporary differences.

As of December 31, 2010, the Company has approximately $2.4 million in unrecognized benefits relating to various state tax issues, for which the statute of limitations is expected to expire in 2011. The current period tax provision includes a reversal of approximately $4.2 million of state reserves as a result of the lapsing of the statute of limitations during the year.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

As of December 31, 2009, the Company had accrued liabilities of approximately $3.8 million for interest related to uncertain tax positions. As of December 31, 2010, the total amount of accrued interest related to uncertain tax positions was approximately $3.0 million. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state taxes. The Company has included a benefit of approximately $0.7 million as part of its 2010 tax provision related to a reduction of interest on uncertain tax positions and also made interest payments of approximately $0.1 million. Included in the Company’s 2009 and 2008 tax provisions are benefits of approximately $0.7 million and $1.6 million, respectively, related to reductions in interest on uncertain tax positions.

In the third quarter of 2010, the Company reached a settlement related to an income tax and VAT audit related to one of its foreign subsidiaries. The total amount that the Company paid in connection with this settlement was approximately $1.7 million, of which approximately $0.9 million related to income taxes and approximately $0.8 million related to VAT. The approximate $0.8 million related to VAT was recorded within selling, general and administrative expense, net in the accompanying 2010 consolidated statement of operations. The Company had previously established income tax reserves for these uncertain income tax positions totaling approximately $2.3 million, including interest. The income tax provision for the year ended December 31, 2010 includes a reduction in these reserves of approximately $1.4 million.

The Company and its subsidiaries federal, foreign and state income tax returns are generally subject to audit for all tax periods beginning in 2007 through the present year.

8.	NOTES, MORTGAGE NOTES AND OBLIGATIONS PAYABLE

Notes payable and other short-term obligations

Short-term bank obligations at December 31, 2010 and 2009 consist of the following:

	December 31,
	2010	2009
	(Amounts in millions)

Secured lines of credit and bank advances of the Company’s foreign subsidiaries	$8.6	$13.4

Short-term bank obligations of the Company’s foreign subsidiaries are secured by accounts receivable of the Company’s foreign subsidiaries with an aggregate net book value of approximately $8.6 million and have a weighted average interest rate of approximately 3.7% at December 31, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Notes, Mortgage Notes and Obligations Payable

Notes, mortgage notes and obligations payable, included in the accompanying consolidated balance sheet at December 31, 2010 and 2009, consist of the following:

	December 31,
	2010	2009
	(Amounts in millions)

11% Senior Secured Notes due 2013	$753.3	$753.3
10% Senior Unsecured Notes due 2018	250.0	—
ABL Facility	85.0	90.0
Mortgage notes payable	2.6	3.1
Other	20.1	25.5

	1,111.0	871.9
Less amounts included in current liabilities	9.2	36.5

	$1,101.8	$835.4

10% Senior Unsecured Notes due 2018

On November 23, 2010, the Company sold $250.0 million principal amount of 10% Senior Unsecured Notes due December 1, 2018 (the “10% Notes”). The 10% Notes were issued for general corporate purposes, including the acquisition of Ergotron (Note 5, “Acquisitions”) and are unconditionally guaranteed on a senior unsecured basis by each of the Company’s current and future domestic subsidiaries that guarantee its obligations under the ABL Facility. Net proceeds from the sale of the 10% Notes, after deducting underwriting commissions and expenses, amounted to approximately $243.2 million.

Interest on the 10% Notes accrues at the rate of 10% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2011, until maturity. Interest on the 10% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

At any time prior to December 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 10% Notes with the net cash proceeds from certain equity offerings (as defined) at a redemption price of 110.0% plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 10% Notes remains outstanding after the redemption and the redemption occurs within 90 days of the date of the closing of such equity offerings (as defined). On or after December 1, 2014 the 10% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after December 1, 2014 at 105.0%, declining to 102.5% on December 1, 2015 and further declining to 100.0% on December 1, 2016.

In addition, at any time and from time to time prior to December 1, 2014, the Company may redeem all or any portion of the 10% Notes outstanding at a redemption price equal to (a) 100% of the aggregate principal amount of the 10% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus (b) the “Make Whole Amount”. The “Make Whole Amount” means, with respect to the 10% Notes at any redemption date, the greater of (i) 1.0% of the principal amount of the 10% Notes and (ii) the excess, if any, of (a) an amount equal to the present value of (1) the redemption price of the 10% Notes at December 1, 2014 plus (2) the remaining scheduled interest payments of the 10% Notes to be redeemed, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of the 10% Notes to be redeemed.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Pursuant to the registration rights agreement with the initial purchasers of the 10% Notes, the Company has agreed it will use reasonable best efforts to file and cause to become effective a registration statement with respect to an offer to exchange the 10% Notes for a new series of registered notes with substantially similar terms or file and cause to become effective a shelf registration statement with respect to the 10% Notes on or before the 390th day after the issuance date of the 10% Notes. If the Company is not in compliance with this obligation, special interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of the registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the special interest rate exceed 1.00% per annum.

The indenture governing the 10% Notes contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements). As of December 31, 2010, the Company had the capacity to make certain payments, including dividends, under the 10% Notes of approximately $25.0 million.

11% Senior Secured Notes due 2013

In connection with the Prepackaged Plans as approved by the Bankruptcy Court, on December 17, 2009, the Company issued 11% Senior Secured Notes due December 1, 2013 (the “11% Notes”) totaling approximately $753.3 million. The 11% Notes were issued to replace the 10% Notes cancelled under the Chapter 11 proceedings and are guaranteed on a senior secured basis by substantially all of the Company’s subsidiaries located in the United States.

Interest on the 11% Notes accrues at the rate of 11% per annum and is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2010, until maturity. Interest on the 11% Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The 11% Notes contain an optional redemption provision whereby not more than once during any twelve-month period the Company may redeem the 11% Notes at a redemption price equal to 103.0% plus accrued and unpaid interest, provided that the aggregate amount of these redemptions does not exceed $75.0 million. At any time prior to June 1, 2011, the Company may redeem up to 35% of the aggregate principal amount of the 11% Notes with the net cash proceeds from certain equity offerings at a redemption price of 110.0% plus accrued and unpaid interest, provided that at least 65% of the original aggregate principal amount of the 11% Notes remains outstanding after the redemption. On or after June 1, 2011 the 11% Notes are redeemable at the option of the Company, in whole or in part, at any time and from time to time, on or after June 1, 2011 at 105.0%, declining to 102.5% on June 1, 2012 and further declining to 100.0% on June 1, 2013.

In addition, at any time and from time to time prior to June 1, 2011, the Company may redeem all or any portion of the 11% Notes outstanding at a redemption price equal to (a) 100% of the aggregate principal amount of the 11% Notes to be redeemed together with accrued and unpaid interest to such redemption date, plus (b) the “Make Whole Amount”. The “Make Whole Amount” means, with respect to the 11% Notes at any redemption date, the greater of (i) 1.0% of the principal amount of the 11% Notes and (ii) the excess, if any, of (a) an amount equal to the present value of (1) the redemption price of the 11% Notes at June 1, 2011 plus (2) the remaining scheduled interest payments of the 11% Notes to be redeemed, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of the 11% Notes to be redeemed.

The 11% Notes are secured by a first-priority lien on substantially all of the Company’s and its domestic subsidiaries’ tangible and intangible assets, except those assets securing the ABL Facility on a first-priority basis. The Company’s 11% Notes have a second-priority lien on the ABL Facility’s first-priority collateral and

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

rank equally with all future senior secured indebtedness of the Company. If the Company experiences a change in control, each holder of the notes will have the right to require the Company to purchase the notes at a price equal to 101% of the principal amount thereof. In addition, a change of control may constitute an event of default under the ABL Facility.

The indenture governing the 11% Notes contains certain restrictive financial and operating covenants including covenants that restrict, among other things, the payment of cash dividends, the incurrence of additional indebtedness, the making of certain investments, mergers, consolidations and the sale of assets (all as defined in the indenture and other agreements).

Amended & Restated $300.0 million senior secured asset-based revolving credit facility

In December 2010, Nortek entered into an amended and restated $300.0 million ABL Facility, which replaced Nortek’s three-year $300.0 million senior secured asset-based revolving credit facility dated March 2010. In conjunction with amending the ABL Facility, the Company incurred fees and expenses of approximately $2.7 million.

The ABL Facility consists of a $280.0 million U.S. facility (with a $60.0 million sublimit for the issuance of U.S. standby letters of credit and a $20.0 million sublimit for U.S. swingline loans) and a $20.0 million Canadian facility. As of December 31, 2010, the Company had approximately $85.0 million in outstanding borrowings and approximately $17.5 million in outstanding letters of credit under the ABL Facility and, based on the December 31, 2010 borrowing base calculations, the Company had excess availability of approximately $149.4 million under the ABL Facility.

There are limitations on the Company’s ability to incur the full $300.0 million of commitments under the ABL Facility. Availability is limited to the lesser of the borrowing base under the ABL Facility and $300.0 million. The borrowing base at any time will equal the sum (subject to certain reserves and other adjustments) of:

•	85% of the net amount of eligible accounts receivable;
•	85% of the net orderly liquidation value of eligible inventory; and
•	available cash subject to certain limitations as specified in the ABL Facility.

The interest rates applicable to loans under the ABL Facility are, at the Company’s option, equal to either an adjusted LIBOR rate for a one, two, three or six month interest period (or a nine or twelve month period, if available) or an alternate base rate chosen by the Company, plus an applicable margin percentage ranging from 2.25% to 2.75% for U.S. Borrowings, and 1.25% to 1.75% for Canadian Borrowings, depending on the Company’s Average Excess Availability (as defined in the ABL Facility). The alternate base rate will be the greater of (1) the Federal Funds rate plus 0.50%, (2) 1.00% plus the LIBOR rate for a 30 day interest period as determined on such day, or (3) the prime rate. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly. At December 31, 2010, the weighted average interest rate on the ABL Facility was approximately 5.5%.

The Company will be required to deposit cash from its material deposit accounts (including all concentration accounts) daily in collection accounts maintained with the administrative agent under the ABL Facility, which will be used to repay outstanding loans and cash collateralized letters of credit, if (i) excess availability (as defined in the ABL Facility) falls below the greater of $35.0 million or 15% of the borrowing base or (ii) an event of default has occurred and is continuing. In addition, under the ABL Facility, if (i) excess availability falls below the greater of $30.0 million or 12.5% of the borrowing base or (ii) an event of default has occurred and is continuing, the Company will be required to satisfy and maintain a consolidated fixed charge coverage ratio measured on a trailing four quarter basis of not less than 1.1 to 1.0. The Company’s ability to meet the required fixed charge coverage ratio can be affected by events beyond its control. A breach

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

of any of these covenants could result in a default under the ABL Facility. Based on the December 31, 2010 borrowing base calculations, at December 31, 2010, the Company had approximately $111.6 million of excess availability before triggering the cash deposit requirements as discussed above.

Additional borrowings under the ABL Facility require the Company and its subsidiaries to make certain customary representations and warranties as of the date of such additional borrowing. In the event that the Company and its subsidiaries are unable to make such representations and warranties on such borrowing date, then the lenders under the ABL Facility may not honor such request for additional borrowing. The ABL Facility also provides the lenders considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to the Company and its subsidiaries and may require the Company to repay certain amounts outstanding under the ABL Facility. There can be no assurance that the lenders under the ABL Facility will not impose such actions during the term of the ABL Facility.

The credit agreement for the ABL Facility contains certain restrictive financial and operating covenants, including covenants that restrict the Company’s ability and the ability of its subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets and take certain other corporate actions.

Pre-Petition Senior Notes and the Predecessor ABL Facility — 2008 Transactions

On May 20, 2008, the Predecessor sold $750.0 million of its 10% Senior Notes due 2013 (the “Predecessor 10% Notes”) at a discount of approximately $7.8 million, which was being amortized over the life of the issue. Net proceeds from the sale of the Predecessor 10% Notes, after deducting underwriting commissions and expenses, amounted to approximately $721.2 million.

In connection with the offering of the Predecessor 10% Notes, Nortek also entered into the Predecessor ABL Facility, of which $50.0 million was drawn at closing. The Predecessor incurred fees and expenses of approximately $12.8 million, which were capitalized and were being recognized as non-cash interest expense over the term of the Predecessor ABL Facility.

The net proceeds from the Predecessor 10% Notes and the Predecessor ABL Facility were used to repay all of the outstanding indebtedness on May 20, 2008 under Nortek’s then existing senior secured credit facility, which included approximately $675.5 million outstanding under Nortek’s senior secured term loan and approximately $80.0 million outstanding under the revolving portion of the Nortek senior secured credit facility plus accrued interest and related fees and expenses. The redemption of Nortek’s senior secured term loan resulted in a pre-tax loss of approximately $9.9 million in the second quarter of 2008, primarily as a result of writing off unamortized deferred debt expense.

Other Indebtedness

At December 31, 2010, the Company’s subsidiary, Best, was not in compliance with certain maintenance covenants with respect to one of its loan agreements with borrowings outstanding of approximately $1.4 million at December 31, 2010. As a result, the Company reclassified the long-term portion of outstanding borrowings under this agreement of approximately $0.6 million as a current liability on its consolidated balance sheet at December 31, 2010. The lender has not taken any action related to the covenant noncompliance at this time. The next measurement date for the maintenance covenant is for the year ended December 31, 2011 and the Company believes it is probable that Best will not be in compliance with such covenants at such time. No assurances can be given that the lender will continue to not take any action and accordingly, the Company could be required to repay this outstanding borrowing if non-compliance is not cured or waived, as the case may be. In the event this lender accelerates this loan, additional indebtedness of Best under a different loan

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

agreement with borrowings outstanding of approximately $1.7 million at December 31, 2010 could also become immediately due and payable if such cross-default is not waived. As a result, the Company has also reclassified the long-term portion of this additional indebtedness of approximately $0.9 million as a current liability on its consolidated balance sheet at December 31, 2010.

At December 31, 2009, the Company’s subsidiary, Best, was not in compliance with certain maintenance covenants with respect to certain loan agreements and as a result, the Company reclassified approximately $4.1 million of outstanding borrowings under such long-term debt agreements as a current liability on its consolidated balance sheet at December 31, 2009.

Mortgage notes payable of approximately $2.6 million outstanding at December 31, 2010 includes various mortgage notes and other related indebtedness payable in installments through 2019. These notes have a weighted average interest rate of approximately 3.1% and are collateralized by property and equipment with an aggregate net book value of approximately $7.6 million at December 31, 2010.

Other obligations of approximately $20.1 million outstanding at December 31, 2010 include borrowings relating to equipment purchases, notes payable issued for acquisitions and other borrowings bearing interest at rates ranging from approximately 1.8% to 15.0% and maturing at various dates through 2018. Approximately $11.8 million of such indebtedness is collateralized by property and equipment with an aggregate net book value of approximately $14.7 million at December 31, 2010.

Scheduled Maturities

The maturities for the Company’s notes, mortgage notes and obligations payable (excluding approximately $2.0 million of debt discount) were:

Year Ended	Debt Obligation
December 31,	Maturities
(Amounts in millions)

2011	$9.9
2012	3.8
2013	843.3
2014	2.4
2015	2.1
Thereafter	251.5

9.	SHARE-BASED COMPENSATION

Incentive Compensation Plan

On December 17, 2009, the Company established the 2009 Omnibus Incentive Plan (the “Incentive Plan”) which allows for grants of options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation awards. The Incentive Plan is administered by the Board of Directors, the Compensation Committee of the Board of Directors, or any other committee designated by the Board of Directors to administer the Incentive Plan (the “Committee”). Participants consist of such employees, directors and other individuals providing services to the Company, or any subsidiary or affiliate, as the Committee in its sole discretion determines and whom the Committee may designate from time to time to receive awards.

Under the 2009 Plan, 2,153,110 shares were authorized for grant through December 17, 2019, of which 1,076,555 may be in the form of incentive stock options. The maximum number of shares for which options and stock appreciation rights may be granted to any participant in any calendar year is 627,990, and the

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

maximum number of shares with respect to other awards denominated in shares in any calendar year is 627,990. The maximum value of cash payable with respect to awards denominated in cash or property that may be granted to any participant in any plan year is $5.0 million, subject to certain adjustments as defined. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without the issuance of shares or is otherwise settled for cash, the shares subject to such award shall again be available for awards. At December 31, 2010, there are 671,148 remaining shares available for grant under the Incentive Plan.

Stock Options

Options granted under the Plan generally vest at the rate of 20% on each anniversary of the grant date, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date, and, unless terminated earlier, expire on the tenth anniversary of the grant date.

The following table summarizes the Successor’s common stock option transactions for the years ended December 31:

	2010		2009
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Outstanding, Beginning of Year	710,731	$17.50	—	$—
Granted	92,000	22.61	710,731	17.50
Exercised	—	—	—	—
Forfeited	(21,750)	17.50	—	—

Outstanding, End of Year	780,981	$18.10	710,731	$17.50

The weighted average grant date fair value of options granted was approximately $8.05 and $4.66 during the years ended December 31, 2010 and 2009, respectively. There were no options granted during 2008.

The estimated fair value of the options granted was measured on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31,
	2010	2009

Risk-Free Interest Rate	2.39%	2.19%
Expected Term	5.78 years	5.78 years
Expected Volatility	55.0%	55.0%
Expected Dividend Yield	—%	—%

The risk-free interest rate for periods within the life of the option is based upon a blend of U.S. Treasury bond rates with maturities equal to the expected term of the options. The expected term assumption was derived using a binomial model analysis. The expected volatility assumption is based upon the historical volatility of comparable public companies’ stock as well as the implied volatility of outstanding options for the comparable companies that had such options. The dividend yield represents the expected dividends on the Company’s common stock for the expected term of the option.

At December 31, 2010, there were 139,796 vested and exercisable options outstanding with a weighted average exercise price of $17.50, aggregate intrinsic value of approximately $2.6 million, and weighted average remaining contractual term of approximately 8.9 years. The aggregate fair value of options vesting during the year ended December 31, 2010 was approximately $0.7 million. No options were exercised during

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

the three years ended December 31, 2010. Additionally, at December 31, 2010, 582,662 additional options were expected to vest with a weighted average exercise price of approximately $18.23, and a weighted average remaining term of approximately 9.0 years. The aggregate intrinsic value of these options was approximately $10.4 million. The aggregate intrinsic value of options represents the total pre-tax intrinsic value (the difference between the estimated fair value of the Company’s stock on December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based upon the fair market value of the Successor’s common stock.

As of December 31, 2010, there was approximately $3.1 million of unrecognized compensation cost related to stock options granted under the Incentive Plan. That cost is expected to be recognized on a straight-line basis over a weighted average period of approximately 4.0 years. Total compensation expense related to stock options was approximately $0.8 million for the year ended December 31, 2010. The related tax benefit recognized for the year ended December 31, 2010 totaled approximately $0.3 million. No compensation cost was recognized during the 2009 Successor Period for stock options.

Restricted Stock

The Company has awarded restricted shares of common stock to certain key employees. These shares are eligible to become vested in annual installments beginning in 2010 based upon the achievement of specified levels of Adjusted EBITDA, as defined, for each of the years ended December 31, 2010, 2011, 2012 and 2013. The shares, if any, are vested as of December 31 of each year. However, as the number of shares vesting is contingent upon the Company’s financial results, determined based upon the issuance of audited financial statements, the actual vesting of shares does not occur until the first quarter of the following year.

Restricted stock has the same cash dividend and voting rights as other common stock and, once issued, is considered to be legally issued and outstanding (even when unvested). Recipients of restricted stock are entitled to receive dividends when and if the Successor pays a cash dividend on its common stock. Such dividends are payable only upon the vesting of the related restricted shares.

The following table summarizes the Successor’s restricted stock activity for the years ended December 31:

	2010		2009
		Weighted Average		Weighted Average
	Number of	Grant Date	Number of	Grant Date
	Shares	Fair Value	Shares	Fair Value

Unvested, Beginning of Year	710,731	$11.29	—	$—
Granted	2,000	10.85	710,731	11.29
Vested	(175,261)	11.29	—	—
Forfeited	(11,750)	11.29	—	—

Unvested, End of Year	525,720	$11.29	710,731	$11.29

The cost of these restricted stock awards, calculated as the estimated fair market value of the shares on the date of grant, net of estimated forfeitures, is being recognized as it becomes probable that the restricted shares, or any portion thereof, will vest. The fair value of the 2010 grants is based upon the closing price of the Company’s stock on the date of grant. The fair value of the 2009 grants was estimated using a combination of the income and market approaches. Total compensation expense recognized in 2010 related to restricted stock was approximately $2.0 million. The related tax benefit recognized for the year ended December 31, 2010 totaled approximately $0.8 million. No compensation cost was recognized during the 2009 Successor Period for restricted stock awards. At December 31, 2010 there was approximately $5.5 million of unrecognized compensation cost with respect to restricted stock granted under the Incentive Plan.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The targeted Adjusted EBITDA for 2013 has not been established. Therefore, under ASC 505-50, “Equity-Based Payments to Non-Employees”, a measurement date has not occurred for accounting purposes with respect to the shares expected to vest in that year.

Predecessor Stock-Based Compensation

At December 31, 2008, certain employees and consultants held approximately 23,269 C-1 units and approximately 40,745 C-2 units, which represented equity interests in THL-Nortek Investors, LLC (“Investors LLC”), the parent of NTK Holdings, that functioned similar to stock awards. The C-1 units vested pro rata on a quarterly basis over a three-year period and approximately 23,116 were vested at December 31, 2008. The total fair value of the C-1 units was approximately $1.2 million and approximately $0.1 million remained to be amortized at December 31, 2008. The C-2 units only vested in the event that certain performance-based criteria, as defined, were met. At December 31, 2008, there was approximately $1.6 million of unamortized stock-based employee compensation with respect to the C-2 units, which would have been recognized in the event that it became probable that the C-2 units or any portion thereof would vest. The C-1 and C-2 units were valued using the Black-Scholes option pricing model to determine the freely-traded call option value based upon information from comparable public companies, which was then adjusted to reflect the discount period, the minority interest factor and the lack of marketability factor to arrive at the final valuations.

The Predecessor recorded stock-based compensation charges in selling, general and administrative expense, net of approximately $0.1 million for the 2009 Predecessor Period and $0.1 million for the year ended December 31, 2008. These units were cancelled in connection with the Reorganization.

10.	PENSION, PROFIT SHARING AND OTHER POST RETIREMENT BENEFITS

Nortek and its subsidiaries have various pension, supplemental retirement plans for certain officers, profit sharing and other post retirement benefit plans requiring contributions to qualified trusts and union administered funds.

Pension, profit sharing and other post retirement health benefit expense charged to operations aggregated approximately $3.8 million, $0.2 million, $5.9 million and $5.4 million for the Successor year ended December 31, 2010, the Successor period from December 20, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to December 19, 2009 and the Predecessor year ended December 31, 2008, respectively.

The decrease in pension, profit sharing and other post retirement health benefit expense for the year ended December 31, 2010 over the 2009 Successor and Predecessor Periods is primarily attributable to the elimination of the deferred loss recognition component of pension expense, reduced service and interest costs and favorable investment return for the Company’s defined benefit plans. All outstanding amortization items were recognized during fiscal 2009 as part of fresh-start accounting (Note 3, “Fresh-Start Accounting (Restated)”). Also contributing to the decrease was the suspension of the 401(k) matching contribution and reductions in profit sharing expense in 2010 in the C-HVAC segment, offset by an increase in profit sharing expense in the RVP segment.

The increase in pension, profit sharing and other post retirement health benefit expense for the 2009 Successor and Predecessor Periods over the year ended December 31, 2008 is primarily attributable to unfavorable investment performance of the Company’s defined benefit plans during the prior fiscal year. In addition, the asset loss increased expected Pension Benefit Guaranty Corporation premiums for 2009 and forced the Company to recognize a portion of the plan’s outstanding cumulative loss as a component of fiscal 2009 pension expense. These increases in expense were partially offset by lower profit sharing expense and the suspension of certain company matched contributions to the various 401(k) plans.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The Company’s policy is to generally fund currently at least the minimum required annual contribution of its various qualified defined benefit plans. In 2011, the Company expects to contribute approximately $7.5 million (unaudited) to its defined benefit pension plans.

The table that follows provides a reconciliation of benefit obligations for the periods presented:

	Pension Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Change in benefit obligation:
Benefit obligation at January 1, 2010, December 20, 2009 and January 1, 2009, respectively	$159.5	$159.1	$151.3
Service cost	0.4	—	0.6
Interest cost	8.9	0.4	8.9
(Gain) loss due to foreign exchange	(1.0)	—	2.7
Actuarial loss (gain) excluding assumption changes	1.2	—	(0.4)
Actuarial loss due to assumption changes	9.3	—	8.1
Benefits and expenses paid	(12.2)	—	(12.1)

Benefit obligation at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$166.1	$159.5	$159.1

The table that follows provides a reconciliation of plan assets for the periods presented:

	Pension Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Change in plan assets:
Fair value of plan assets at January, 1, 2010, December 20, 2009 and January 1, 2009, respectively	$116.6	$115.1	$100.3
Actual gain on plan assets	15.8	1.5	21.2
(Loss) gain due to foreign exchange	(0.9)	—	2.2
Employer contribution	4.8	—	3.5
Benefits and expenses paid	(12.2)	—	(12.1)

Fair value of plan assets at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$124.1	$116.6	$115.1

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

As of December 31, 2010, December 31, 2009 and December 19, 2009, all of the Company’s plans were underfunded. The table that follows provides a reconciliation of the funded status of plans for the periods presented:

	Pension Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Funded status and statement of financial position:
Fair value of plan assets at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$124.1	$116.6	$115.1
Benefit obligation at December 31, 2010. December 31, 2009 and December 19, 2009, respectively	166.1	159.5	159.1

Funded status at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$(42.0)	$(42.9)	$(44.0)

The following amounts were recognized in the accompanying consolidated balance sheet for the Company’s defined benefit plans at December 31, 2010 and 2009:

	Pension Benefits at December 31,
	2010	2009
	(Amounts in millions)

Current liabilities	$0.6	$0.6
Non-current liabilities	41.4	42.3

	$42.0	$42.9

The following amounts were recognized in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheet at the periods presented:

	Pension Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009(1)
	(Amounts in millions)
Actuarial (loss) gain, net of tax benefit (provision) of approximately $0.6 million and $(0.3) million at December 31, 2010 and 2009, respectively	$(1.5)	$0.8	$—

(1)	At December 19, 2009, prior to the fresh-start adjustment to eliminate accumulated other comprehensive income (loss), a loss of approximately $22.4 million, including a tax provision of approximately $7.3 million was recognized in accumulated other comprehensive income. See Note 3, “Fresh-Start Accounting (Restated)”.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company’s pension plans with accumulated benefit obligations in excess of plan assets were approximately $166.1 million, $166.0 million and $124.1 million, respectively, as of December 31, 2010. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Successor pension plans with accumulated benefit obligations in excess of plan assets were approximately $159.5 million, $159.4 million and $116.6 million, respectively, as of December 31, 2009.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

At December 31, 2010, the expected future benefit payments for the Successor’s defined benefit plans were as follows:

Year Ended	Defined Benefit
December 31,	Plan Payments
(Amounts in millions)

2011	$11.3
2012	11.5
2013	11.6
2014	11.8
2015	11.9
2016-2020	61.6

The Company’s pension plan assets by asset category and by investment objective for equity securities, investment funds and investments in limited partnerships are shown in the tables below. Pension plan assets for the foreign plan relate to the Company’s pension plan in the United Kingdom.

	December 31, 2010		December 31, 2009
	Investment	% of Total	Investment	% of Total
	(Dollar amounts in millions)

Asset Category
Interest bearing cash:
Domestic plans	$2.3	1.9%	$2.2	1.9%
Foreign plan	—	—	0.4	0.3
Government securities:
Domestic plans	3.2	2.6	6.4	5.5
Corporate debt:
Domestic plans	11.1	8.9	12.3	10.5
Equity securities:
Domestic plans	21.1	17.0	20.6	17.7
Investment funds:
Domestic plans	53.5	43.1	43.8	37.6
Foreign plan	10.4	8.4	24.2	20.8
Investments in limited partnerships:
Domestic plans	5.5	4.4	5.1	4.4
Investments in pooled pension funds:
Foreign plan	15.5	12.5	—	—
Other investments:
Domestic plans	1.5	1.2	1.6	1.3

Total plan assets	$124.1	100.0%	$116.6	100.0%

Equity Securities by Investment Objective:
Domestic large cap value	$3.9	3.1%	$3.5	3.0%
Domestic mid cap growth	4.0	3.2	3.6	3.1
Domestic mid cap value	8.1	6.5	6.2	5.3
Domestic small cap value	5.1	4.2	7.3	6.3

	$21.1	17.0%	$20.6	17.7%

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The investment objective for equity securities represents the principal criteria by which investment manager performance is evaluated. Individual investments included within these groupings may include foreign or other equity investments that are reflective of the overall investment objective for the investment manager.

	December 31, 2010		December 31, 2009
	Investment	% of Total	Investment	% of Total
	(Dollar amounts in millions)

Investment Funds by Investment Objective:
Domestic large cap growth	$4.2	3.4%	$5.6	4.8%
International growth	—	—	4.8	4.1
International value	3.5	2.8	11.5	9.9
International core	10.2	8.2	8.5	7.3
Domestic mid cap value	4.1	3.3	3.4	2.9
Domestic small cap value	8.7	7.0	4.4	3.8
International macro hedge	2.5	2.0	2.3	2.0
Fixed income	30.7	24.8	27.5	23.6

	$63.9	51.5%	$68.0	58.4%

Investments in Limited Partnerships by Investment Objective:
Domestic large cap core	$2.5	2.0%	$2.4	2.1%
International core	2.9	2.3	2.6	2.2
Domestic mid cap value	0.1	0.1	0.1	0.1

	$5.5	4.4%	$5.1	4.4%

Investments in Pooled Pension Funds by Investment Objective:
International hedge	$15.5	12.5%	$—	—%

The Company’s overall weighted-average asset allocations for its domestic and foreign plans at December 31, 2010 and 2009 are as follows:

	December 31,
Asset Category	2010	2009

Cash and cash equivalents	1.9%	2.2%
Equity based	60.6%	56.8%
Fixed income based	37.5%	41.0%

	100.0%	100.0%

The Company’s domestic qualified defined benefit plans’ and foreign pension plan’s assets are invested to maximize returns without undue exposure to risk. The domestic plans investment objectives are to produce a total return exceeding the median of a universe of portfolios with similar average asset allocation and investment style objectives, and to earn a return, net of fees, greater or equal to the long-term rate of return used by the Company in determining pension expense. The foreign plan investment objectives for the fixed income fund are to outperform the composite benchmark by 0.8% per annum over a rolling three year period. The foreign plan investment objectives for the pooled pension fund are to provide positive investment returns in all market conditions over the medium to long-term and the investment strategies include the use of

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

advanced derivative techniques that result in a highly diversified portfolio. As indicated in the tables above, investment risk for both the domestic and foreign plans are controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes and investment styles in order to minimize exposure with respect to the size of individual securities and industry concentration. The domestic plans use a variety of investment managers who are evaluated on a quarterly basis while the foreign plan uses two investment funds to manage its assets. The plans’ asset allocation policies are consistent with the established investment objectives and risk tolerances. The asset allocation policies are developed by examining the historical relationships of risk and return among asset classes, and are designed to provide the highest probability of meeting or exceeding the return objectives at the lowest possible risk. For 2011, the domestic plans’ target allocation is 56.5% for equity based investments, 42.0% for fixed income based investments and 1.5% for cash. The foreign plan target allocation for 2011 is to split the pension assets broadly into 60.0% growth investments and 40.0% bond investments consistent with the portfolio benchmark for 2010.

The following tables sets forth by level, within the fair value hierarchy (see Note 4, “Summary of Significant Accounting Policies”), the pension plan assets carried at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(Amounts in millions)

Interest-bearing cash	$2.3	$—	$—	$2.3
U.S. government securities	3.2	—	—	3.2
Corporate debt	11.1	—	—	11.1
Equity securities	21.1	—	—	21.1
Investment funds	63.9	—	—	63.9
Investments in limited partnerships	—	—	5.5	5.5
Investments in pooled pension funds	—	—	15.5	15.5
Other long-term investments	1.5	—	—	1.5

Total investments at fair value	$103.1	$—	$21.0	$124.1

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(Amounts in millions)

Interest-bearing cash	$2.6	$—	$—	$2.6
U.S. government securities	6.4	—	—	6.4
Corporate debt	12.3	—	—	12.3
Equity securities	20.6	—	—	20.6
Investment funds	68.0	—	—	68.0
Investments in limited partnerships	—	—	5.1	5.1
Other long-term investments	1.6	—	—	1.6

Total investments at fair value	$111.5	$—	$5.1	$116.6

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

Investments in Limited
Partnerships
(Amounts in millions)

Balance, beginning of year	$5.1
Net increase in value of investments	0.4
Purchases, sales, issuances and settlements (net)	15.5

Balance, end of year	$21.0

The assumptions used in determining pension, supplemental retirement plans and post retirement costs and the projected benefit obligation are as follows:

	Successor		Predecessor
For the Year Ended December 31,
	2010	2009	2008
Discount rate for projected benefit obligation	4.00% - 5.40%	4.50% - 6.00%	4.50% - 6.25%
Discount rate for pension costs	4.50% - 6.00%	4.50% - 6.00%	4.50% - 6.25%
Expected long-term average return on plan assets	6.72% - 7.75%	6.75% - 7.75%	7.00% - 7.75%
Rate of compensation increase	2.00% - 3.00%	2.00% - 3.00%	3.25% - 5.00%

The Company utilizes long-term investment-grade bond yields as the basis for selecting a discount rate by which plan obligations are measured. An analysis of projected cash flows for each plan is performed in order to determine plan-specific duration. Discount rates are selected based on high quality corporate bond yields of similar durations.

The Company’s net periodic benefit cost for its defined benefit plans for the periods presented consist of the following components:

	Successor		Predecessor
	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Service cost	$0.4	$—	$0.6	$0.5
Interest cost	8.9	0.4	8.9	9.7
Expected return on plan assets	(8.5)	(0.4)	(7.1)	(10.5)
Recognized actuarial loss (gain)	—	—	0.6	(0.1)

Net periodic benefit cost (income)	$0.8	$—	$3.0	$(0.4)

The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial gains and losses. These amounts will be recognized in future periods as components of net periodic pension cost. The Company does not expect to recognize any amounts recorded in accumulated other comprehensive income as components of net periodic benefit cost in the year ended December 31, 2011.

Other changes in assets and obligations recognized in other comprehensive income (loss) for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008 consist of net losses of approximately $2.3 million (net of tax of approximately $0.9 million), net gains of approximately $0.8 million (net of tax of approximately $0.3 million), net gains of

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

approximately $5.2 million (net of tax of approximately $1.8 million) and net losses of approximately $36.6 million, respectively.

The table that follows provides a reconciliation of the benefit obligations of the Company’s post retirement health benefit plans for the periods presented:

	Non-Pension Post
	Retirement Health Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Change in benefit obligation:
Benefit obligation at January 1, 2010, December 20, 2009 and January 1, 2009, respectively	$6.7	$6.7	$6.4
Interest cost	0.3	—	0.3
Actuarial gain excluding assumption changes	(0.1)	—	(0.2)
Actuarial loss due to assumption changes	0.1	—	—
Actuarial loss due to plan changes	—	—	0.3
Benefits and expenses paid	(0.1)	—	(0.1)

Benefit obligation at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$6.9	$6.7	$6.7

The table that follows provides a reconciliation of the plan assets of the Company’s post retirement health benefit plans for the periods presented:

	Non-Pension Post
	Retirement Health Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Change in plan assets:
Fair value of plan assets at January 1, 2010, December 20, 2009 and January 1, 2009, respectively	$—	$—	$—
Employer contribution	0.1	—	0.1
Benefits and expenses paid	(0.1)	—	(0.1)

Fair value of plan assets at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$—	$—	$—

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The table that follows provides a reconciliation of the funded status of the Company’s post retirement health benefit plans for the periods presented:

	Non-Pension Post
	Retirement Health Benefits

	Successor		Predecessor
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Funded status and statement of financial position:
Fair value of plan assets	$—	$—	$—
Benefit obligation	6.9	6.7	6.7

Funded status at December 31, 2010, December 31, 2009 and December 19, 2009, respectively	$(6.9)	$(6.7)	$(6.7)

The following amounts were recognized in the accompanying consolidated balance sheet for the Company’s post retirement health benefit plans at December 31, 2010 and 2009:

	Non-Pension Post Retirement
	Health Benefits
	at December 31,
	2010	2009
	(Amounts in millions)

Current liabilities	$0.4	$0.3
Non-current liabilities	6.5	6.4

	$6.9	$6.7

At December 31, 2010, the expected post retirement health benefit payments for the Successor were as follows:

Post Retirement
Year Ended	Health Benefit
December 31,	Payments
(Amounts in millions)

2011	$0.4
2012	5.0
2013	0.3
2014	0.3
2015	0.3
2016-2020	1.0

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The Company’s net periodic benefit cost for its post retirement health benefit plans for the periods presented consists of the following components:

	Successor		Predecessor
	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
		(Amounts in millions)
Interest cost	$0.3	$—	$0.3	$0.3
Amortization of prior service cost	—	—	(0.2)	(0.2)

Net periodic post-retirement health benefit cost	$0.3	$—	$0.1	$0.1

The adjustment to accumulated other comprehensive income represents the net unrecognized actuarial gains and losses. These amounts will be recognized in future periods as components of net periodic pension cost. The Company does not expect to recognize any amounts recorded in accumulated other comprehensive income as components of net periodic benefit cost in the year ended December 31, 2011.

The amount recognized in other comprehensive income for the 2009 Predecessor Period was a loss of approximately $0.4 million and for the year ended December 31, 2008 was a gain of approximately $0.2 million. At December 19, 2009, prior to the fresh-start adjustment to eliminate accumulated other comprehensive income, a gain of approximately $0.2 million was recognized in other comprehensive income. There were no amounts recognized in accumulated other comprehensive income for the year ended December 31, 2010 or the 2009 Successor Period.

For purposes of calculating the post retirement health benefit cost, a medical inflation rate of 8.25% and 9.0% was assumed for 2010 and 2009, respectively. For both 2010 and 2009, the rate was assumed to decrease gradually to an ultimate rate of 5.0% by 2013. A one percentage point change in assumed health care cost trends does not have a significant effect on the amount of liabilities recorded in the Successor’s consolidated balance sheet at December 31, 2010.

11.	COMMITMENTS AND CONTINGENCIES

The Company provides accruals for all direct costs, including legal costs, associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued are estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes. Legal costs for other than probable contingencies are expensed when services are performed.

At December 31, 2010, the Company is obligated under operating lease agreements for the rental of certain real estate and machinery and equipment used in its operations. At December 31, 2010, future minimum rental obligations aggregated approximately $62.7 million and are payable as follows:

Year Ended	Future Minimum
December 31,	Rental Obligations
(Amounts in millions)

2011	$19.8
2012	15.7
2013	10.8
2014	8.0
2015	4.7
Thereafter	3.7

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Certain of these lease agreements provide for increased payments based on changes in the consumer price index. Under certain of these lease agreements, the Company or its subsidiaries are also obligated to pay insurance and taxes.

Rental expense charged to continuing operations in the accompanying consolidated statement of operations was approximately $32.2 million, $1.2 million, $31.5 million and $32.2 million for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively.

The Predecessor’s former subsidiary, Ply Gem, guaranteed third party obligations relating to rental payments through June 30, 2016 for a facility leased by a former subsidiary, which was sold on September 21, 2001. The Predecessor indemnified these guarantees in connection with the sale of Ply Gem on February 12, 2004 and had an estimated liability related to this indemnified guarantee of approximately $7.2 million at December 31, 2008. During the 2009 Predecessor Period, the Predecessor paid approximately $3.3 million in exchange for a release from the indemnification agreement. This event resulted in a reduction of approximately $3.9 million to selling, general and administrative expense, net in the accompanying consolidated statement of operations for the 2009 Predecessor Period. In connection with the bankruptcy, the Company recovered approximately $1.2 million from the settlement and recognized this amount in Gain on Reorganization Items, net in the accompanying consolidated statement of operations.

The Company has indemnified third parties for certain matters in a number of transactions involving dispositions of former subsidiaries. The Company has recorded liabilities in relation to these indemnifications of approximately $5.7 million at December 31, 2010, of which approximately $2.2 million are recorded in accrued expenses and approximately $3.5 million are recorded in other long-term liabilities in the accompanying consolidated balance sheet. At December 31, 2010, the undiscounted future payments related to these indemnifications are estimated to be approximately $6.3 million. At December 31, 2009, the Company had recorded liabilities in relation to these indemnifications of approximately $9.2 million, of which approximately $4.6 million was recorded in accrued expenses and approximately $4.6 million was recorded in other long-term liabilities in the accompanying consolidated balance sheet.

The Company sells a number of products and offers a number of warranties including, in some instances, extended warranties for which the Company receives proceeds. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. The Company estimates the costs that may be incurred under its warranties, with the exception of extended warranties, and records a liability for such costs at the time of sale. Deferred revenue from extended warranties is recorded at estimated fair value and is amortized over the life of the warranty and periodically reviewed to ensure that the amount recorded is equal to or greater than estimated future costs. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of its recorded warranty claims and adjusts the amounts as necessary. As a result of this assessment, the Company reduced its warranty liability by approximately $4.8 million for the year ended December 31, 2010. This reduction increased net income by approximately $3.0 million, or approximately $0.20 per share, for the year ended December 31, 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Changes in the Company’s combined short-term and long-term warranty liabilities (see Note 14, “Accrued Expenses and Taxes, Net and Other Long-Term Liabilities”) during the periods presented are as follows:

	Successor		Predecessor
	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009
	(Amounts in millions)
Balance, beginning of period	$54.3	$53.8	$51.5
Warranties provided during period	29.4	1.2	29.2
Settlements made during period	(25.2)	(0.9)	(27.6)
Changes in liability estimate, including expirations and acquisitions	(2.6)	0.2	0.7

Balance, end of period	$55.9	$54.3	$53.8

In the fourth quarter of 2009, two of the Company’s subsidiaries in the TECH segment began shipping security products to a new customer under an agreement to manufacture and sell these security products. Under this agreement, the Company recognized net sales of approximately $52.1 million in 2010. The agreement includes payment terms which are extended beyond the subsidiaries’ normal payment terms. In addition, the Company evaluated the credit worthiness of this customer and concluded that collectability was not reasonably assured. Accordingly, the Company determined cash basis accounting treatment is appropriate for revenue recognition. Accordingly, the Company has deferred revenue recognition on approximately $9.2 million and $7.2 million of sales at December 31, 2010 and 2009, respectively, and recorded the cost basis of related inventory shipped of approximately $6.5 million and $5.6 million at December 31, 2010 and 2009, respectively, in other current assets in the accompanying consolidated balance sheet. In addition, at December 31, 2010, the Company has included in inventory approximately $6.1 million related to this customer. As only limited cash collection history was available in periods prior to December 31, 2009, the Company recorded loss contingency reserves of approximately $3.0 million as a reduction to other current assets as of December 31, 2009. Based on collection experience with this customer throughout 2010 and 2011, the Company believes that it will be able to recover all revenue on the inventories shipped to this customer. Based on this, in the third quarter of 2010 the Company reversed the $3.0 million loss contingency reserve that was previously provided against cost of products sold in 2009.

On February 4, 2009, the Company’s subsidiary, Nordyne, Inc. (“Nordyne”), initiated action against Regal Beloit Corporation (“Regal Beloit”) in the U.S. District Court for the Eastern District of Missouri. In the action, Nordyne is seeking a judgment declaring that certain of its high efficiency heating and air conditioning products do not infringe on Regal Beloit’s electronically commutated motor (“ECM”) systems patent U.S. Patent No. 5,592,058 (“the ’058 Patent”) and/or that the ’058 Patent is invalid. In July 2009, Regal Beloit filed a response and counterclaimed, denying that Nordyne is entitled to relief and seeking a judgment that Nordyne has, in fact, infringed and continues to infringe upon the ’058 Patent by making, using, offering for sale and selling such products. Regal Beloit has also requested the U.S. District Court to enjoin Nordyne from further infringement of the ’058 Patent and to award Regal Beloit compensatory and other damages.

On February 2, 2011, the Court issued a claim construction order in which it held that 40 of the 44 claims in the ’058 Patent asserted against Nordyne contain limitations that are indefinite and thus invalid. The remaining claims of the ’058 Patent remain to be litigated. Due to the inherent uncertainty related to this suit and the information currently available, it is not possible for the Company to estimate the potential loss, if any, regarding this matter. While the Company will continue to litigate its claims vigorously, it is possible that its business, financial condition, results of operations or cash flows could be affected by an adverse outcome of this matter.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The Company is subject to other contingencies, including legal proceedings and claims, arising out of its businesses that cover a wide range of matters including, among others, environmental matters, contract and employment claims, product liability, warranty and modification and adjustment or replacement of component parts of units sold, which include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.

The Company has undertaken several voluntary product recalls and reworks over the past several years, additional product recalls and reworks could result in material costs. Many of the Company’s products, especially certain models of bath fans, range hoods, and residential furnaces and air conditioners, have a large installed base, and any recalls and reworks related to products with a large installed base could be particularly costly. The costs of product recalls and reworks are not generally covered by insurance. Any recalls or reworks may adversely affect the Company’s reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on its financial condition, results of operations and cash flows.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, warranty, product liability, environmental liabilities and product recalls, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. It is possible, however, that results of operations for any particular future period could be materially affected by changes in the Company’s assumptions or strategies related to these contingencies or changes that are not within the Company’s control.

12.	SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK

The Company is a diversified manufacturer of innovative, branded residential and commercial building products, operating within four reporting segments:

• the Residential Ventilation Products (“RVP”) segment,

•	the Technology Products (“TECH”) segment,

•	the Residential Air Conditioning and Heating Products (“R-HVAC”) segment and

•	the Commercial Air Conditioning and Heating Products (“C-HVAC”) segment.

Through these segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market and the personal and enterprise computer markets.

The Company’s performance is significantly impacted by the levels of residential replacement and remodeling activity, as well as the levels of residential and non-residential new construction. New residential and non-residential construction activity and, to a lesser extent, residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, credit availability, inflation, consumer spending, employment levels and other macroeconomic factors, over which the Company has no control.

The RVP segment primarily manufactures and sells room and whole house ventilation and other products primarily for the professional remodeling and replacement markets, the residential new construction market

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

and the do-it-yourself (“DIY”) market. The principal products sold by this segment include kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products.

The TECH segment, formerly known as the Home Technology Products (“HTP”) segment, manufactures and distributes a broad array of products designed to provide convenience and security for residential and certain commercial applications. The principal product categories sold in this segment include audio/video distribution and control equipment, security and access control products, and digital display mounting and mobility products.

The R-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for site-built residential and manufactured housing structures and certain commercial markets. The principal products sold by the segment are split-system and packaged air conditioners and heat pumps, air handlers, furnaces and related equipment.

The C-HVAC segment manufactures and sells heating, ventilating and air conditioning systems for custom-designed commercial applications to meet customer specifications. The principal products sold by the segment are large custom rooftop cooling and heating products.

Sales of the Company’s kitchen range hoods and exhaust fans within the RVP segment accounted for approximately 14.1% and 10.3%, respectively, of consolidated net sales for 2010, approximately 14.2% and 10.3%, respectively, of consolidated net sales in 2009 and approximately 15.0% and 10.2%, respectively, of consolidated net sales in 2008. Sales of the Company’s commercial air handlers within the C-HVAC segment accounted for approximately 11.8%, 11.3% and 12.5% of consolidated net sales in 2010, 2009 and 2008, respectively. No other single product class accounts for 10% or more of consolidated net sales.

The accounting policies of the segments are the same as those described in Note 4, “Summary of Significant Accounting Policies”. The Company evaluates segment performance based on operating earnings before allocations of corporate overhead costs. Intersegment net sales and intersegment eliminations are not material for any of the periods presented. The financial statement impact of all purchase accounting adjustments, including intangible assets amortization and goodwill, are reflected in the applicable operating segment, which are the Company’s reporting units. Unallocated assets consist primarily of cash and cash equivalents, marketable securities, prepaid and deferred income taxes, deferred debt expense and long-term restricted investments and marketable securities.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

Net sales and operating earnings (loss) for the Company’s segments and pre-tax (loss) earnings for the Company are presented in the table that follows for the periods presented:

			Predecessor
	Successor		Jan. 1, 2009 -
	Jan. 1, 2010 -	Dec. 20, 2009 -	Dec. 19, 2009	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	(Restated)	Dec. 31, 2008
	(Amounts in millions)
Net sales:
Residential ventilation products	$602.7	$15.1	$567.9	$715.9
Technology products	463.6	13.3	387.5	514.1
Residential HVAC products	470.5	8.9	417.3	524.5
Commercial HVAC products	362.5	6.7	391.2	515.2

Consolidated net sales	$1,899.3	$44.0	$1,763.9	$2,269.7

Operating earnings (loss):
Residential ventilation products(1)	$56.1	$0.7	$53.3	$(391.9)
Technology products(2)	12.1	1.0	(275.0)	(39.2)
Residential HVAC products(3)	23.6	(0.8)	16.0	(176.8)
Commercial HVAC products(4)	5.7	(2.0)	41.7	34.2

Subtotal	97.5	(1.1)	(164.0)	(573.7)
Unallocated:
Pre-petition reorganization items	—	—	(22.5)	—
Loss contingency related to the Company’s indemnification of a lease guarantee	—	—	3.9	(6.4)
Unallocated, net(5)	(26.9)	(0.1)	(20.8)	(29.9)

Consolidated operating earnings (loss)	70.6	(1.2)	(203.4)	(610.0)
Interest expense	(95.7)	(3.6)	(135.6)	(134.7)
Loss from debt retirement	—	—	—	(9.9)
Investment income	0.1	—	0.2	0.8

(Loss) earnings before gain on reorganization items, net	(25.0)	(4.8)	(338.8)	(753.8)
Gain on reorganization items, net (Note 3)	—	—	619.1	—

(Loss) earnings before (benefit) provision for income taxes	$(25.0)	$(4.8)	$280.3	$(753.8)

(1)	In 2010, includes a reduction in warranty reserves of approximately $4.1 million due to the Company’s change in estimate of expected warranty claims, a decrease in product liability expense approximately $2.1 million as compared to 2009, and charge of approximately $1.9 million related to a product safety upgrade program. In 2009, includes approximately $1.9 million of severance charges related to certain reduction in workforce initiatives.

(2)	In 2010, includes approximately $4.5 million of severance and other charges related to the closure of certain facilities and a gain of approximately $3.0 million related to the reversal of a loss contingency reserve that was previously provided in 2009 related to one of the Company’s subsidiaries. In 2009, includes a loss contingency reserve of approximately $3.0 million related to one of the Company’s subsidiaries and valuation reserves of approximately $2.8 million related to certain assets of a foreign subsidiary that was shutdown in 2010.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

(3)	In 2010, includes a decrease in product liability expense approximately $1.3 million as compared to 2009.

(4)	In 2010, includes a reduction in warranty reserves of approximately $0.7 million due to the Company’s change in estimate of expected warranty claims. In 2009, includes approximately $1.1 million of severance charges related to certain reduction in workforce initiatives implemented, approximately $1.3 million of expense related to early lease termination charges, and a gain of approximately $0.6 million related to the sale of assets related to one of the Company’s foreign subsidiaries.

(5)	In 2010, includes a non-cash share-based compensation expense of approximately $2.0 million, a gain of approximately $2.7 million relating to the reversal of a portion of a loss contingency reserve provided in prior periods, and approximately $2.2 million of fees and expenses associated with the acquisition of Ergotron. In 2009, includes a gain of approximately $0.7 million related to the favorable settlement of litigation.

See Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, Note 3, “Fresh-Start Accounting (Restated)”, Note 7, “Income Taxes”, and Note 11, “Commitments and Contingencies”, with respect to certain other income (expense) items affecting segment earnings (loss).

Depreciation expense, amortization expense and capital expenditures for the Company’s segments are presented in the table that follows for the periods presented:

	Successor		Predecessor
	Jan. 1, 2010 -	Dec. 20, 2009 -	Jan. 1, 2009 -	Jan. 1, 2008 -
	Dec. 31, 2010	Dec. 31, 2009	Dec. 19, 2009	Dec. 31, 2008
	(Amounts in millions)
Depreciation Expense:
Residential ventilation products	$16.2	$0.6	$13.1	$16.0
Technology products	5.9	0.2	5.7	6.3
Residential HVAC products	14.4	0.6	10.0	10.5
Commercial HVAC products	5.8	0.2	5.8	6.8
Unallocated	0.2	—	0.4	0.6

Consolidated depreciation expense	$42.5	$1.6	$35.0	$40.2

Amortization expense:
Residential ventilation products(1)	$18.4	$1.4	$7.0	$9.0
Technology products(2)	18.4	1.6	10.3	13.0
Residential HVAC products(3)	1.7	0.2	0.7	0.8
Commercial HVAC products(4)	10.7	1.4	4.7	5.3
Unallocated	—	—	—	0.3

Consolidated amortization expense	$49.2	$4.6	$22.7	$28.4

Capital Expenditures:
Residential ventilation products	$5.9	$0.1	$5.5	$10.5
Technology products	3.3	0.1	2.5	3.7
Residential HVAC products	3.0	—	1.4	6.3
Commercial HVAC products	7.3	0.3	8.5	4.9
Unallocated	0.3	—	—	—

Consolidated capital expenditures	$19.8	$0.5	$17.9	$25.4

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

(1)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $1.4 million, $0.9 million and $0.4 million for 2010, the 2009 Successor and 2009 Predecessor Periods, respectively.

(2)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $9.3 million and $1.2 million for 2010 and the 2009 Successor Period, respectively.

(3)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.8 million, $0.2 million, $0.1 million and $0.2 million for 2010, the 2009 Successor Period, the 2009 Predecessor Period and the Predecessor year ended December 31, 2008, respectively.

(4)	Includes amortization of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold of approximately $0.7 million and $0.8 million for 2010 and the 2009 Successor Period, respectively.

Segment assets for the Company’s reporting segments are presented in the table that follows for the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009
	(Amounts in millions)

Segment Assets:
Residential ventilation products	$706.8	$727.5
Technology products	762.9	338.7
Residential HVAC products	199.7	210.3
Commercial HVAC products	199.6	205.0

	1,869.0	1,481.5
Unallocated:
Cash and cash equivalents, including current restricted cash	57.8	90.9
Prepaid income taxes	16.9	25.4
Other assets, including long-term restricted investments and marketable securities	27.4	21.1

Consolidated assets	$1,971.1	$1,618.9

Foreign net sales were approximately 20.0%, 14.0%, 20.1% and 21.2% of consolidated net sales for the year ended December 31, 2010, the 2009 Successor Period, the 2009 Predecessor Period and the year ended December 31, 2008, respectively. Foreign net sales are attributed based on the location of the Company’s subsidiary responsible for the sale. Excluding financial instruments and deferred income taxes, foreign long-lived assets were approximately 11.4% and 13.7% of consolidated long-lived assets at December 31, 2010 and 2009, respectively.

The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographical regions. These risks are not significantly dissimilar among the Company’s four reporting

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

segments. Accounts receivable from customers related to foreign operations was approximately 29.6% and 27.0% of total accounts receivable at December 31, 2010 and 2009, respectively.

No single customer accounts for 10% or more of consolidated net sales or accounts receivable.

13.	RESTRUCTURING CHARGES

During 2010, the Company announced the formation of its new audio/visual control company within the TECH segment called The AVC Group, LLC (“The AVC Group”). Upon the formation of The AVC Group, the operations of Niles Audio Corporation, Elan Home Systems, L.L.C and Xantech LLC were combined to improve the overall operational efficiencies of these companies. In conjunction with the formation of The AVC Group, the Company is in the process of consolidating and shutting down certain of its facilities and, as a result, recorded net expenses of approximately $2.8 million, of which approximately $2.6 million was recorded to selling, general and administrative expense, net (“SG&A”) and approximately $0.2 million was recorded to cost of products sold (“COGS”), for the year ended December 31, 2010, consisting of severance and other expenses. The Company anticipates recording additional expenses related to severance and other costs associated with this activity of approximately $0.9 million through the first half of 2011.

In addition, the Company is in the process of shutting down its Imerge Limited and Aigis Mechtronics, Inc. (“Aigis”) facilities within the TECH segment. As a result, during the year ended December 31, 2010, the Company has recorded expenses of approximately $1.6 million, within SG&A related to severance and other costs. The Company anticipates recording additional expenses associated with the closure of Aigis of approximately $0.1 million through the first half of 2011.

The following table sets forth restructuring activity in accordance with ASC 420, “Exit or Disposal Cost Obligations” (“ASC 420”) in the accompanying consolidated statement of operations for the year ended December 31, 2010:

			Payments
	Balance		and Asset		Balance
	12/31/09	Provision	Write Downs	Other	12/31/10
		(Amounts in millions)

Employee Separation Expenses:
SG&A	$0.3	$3.0	$(1.4)	$0.1	$2.0
COGS	0.1	0.2	(0.2)	—	0.1

Total Employee Separation Expenses	0.4	3.2	(1.6)	0.1	2.1

Other Costs and Expenses:
SG&A	1.4	1.6	(2.3)	0.2	0.9
COGS	—	0.3	(0.3)	—	—

Total Other Costs and Expenses	1.4	1.9	(2.6)	0.2	0.9

Total Restructuring Activity:
SG&A	1.7	4.6	(3.7)	0.3	2.9
COGS	0.1	0.5	(0.5)	—	0.1

	$1.8	$5.1	$(4.2)	$0.3	$3.0

Employee separation expenses are comprised of severance, vacation, outplacement and retention bonus payments. Other restructuring costs include expenses associated with asset write-downs, terminating other contractual arrangements, costs to prepare facilities for closure, and costs to move equipment and products to other facilities.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

14.	ACCRUED EXPENSES AND TAXES, NET AND OTHER LONG-TERM LIABILITIES

Accrued expenses and taxes, net, included in current liabilities in the accompanying consolidated balance sheet, consist of the following at December 31, 2010 and 2009:

	December 31,
	2010	2009
	(Amounts in millions)

Payroll, pension and employee benefits	$50.1	$43.9
Contingent consideration	—	1.3
Product liability reserves	8.6	11.1
Worker’s compensation reserves	0.8	1.9
Other insurance reserves, including employee health benefit accruals	5.5	6.8
Interest	10.7	3.7
Product warranty	28.9	30.5
Sales and marketing	33.5	24.1
Other, net	55.1	51.6

	$193.2	$174.9

Accrued expenses, included in other long-term liabilities in the accompanying consolidated balance sheet, consist of the following at December 31, 2010 and 2009:

	December 31,
	2010	2009
	(Amounts in millions)

Employee pension retirement benefit obligation	$41.4	$42.3
Product warranty	27.0	23.8
Post retirement health benefit obligations	6.5	6.4
Product liability reserves	57.8	38.6
Worker’s compensation reserves	1.0	0.9
Other insurance reserves	4.1	3.7
Other, net	33.3	35.8

	$171.1	$151.5

15.	SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company’s fiscal year always begins on January 1 and ends on December 31. As a result, the Company’s first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days.

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

The table that follows summarizes unaudited quarterly financial data for the year ended December 31, 2010:

	Successor
	For the Quarter Ended
	April 3	July 3	October 2	December 31
	(Amounts in millions, except per share data)

2010
Net sales	$430.9	$509.0	$496.6	$462.8
Gross profit	111.0	138.8	135.2	122.5
Selling, general and administrative expense, net	96.3	101.6	100.1	101.9
Depreciation expense	10.5	10.4	10.5	11.1
Amortization expense	20.2	12.4	8.7	7.9
Operating earnings	4.2	27.1	26.7	12.6
Net (loss) earnings	(13.4)	0.3	9.8	(10.1)
Net (loss) earnings per share:
Basic (loss) earnings per share	$(0.89)	$0.02	$0.65	$(0.67)
Diluted (loss) earnings per share	$(0.89)	$0.02	$0.64	$(0.67)

The table that follows summarizes unaudited quarterly financial data for the year ended December 31, 2009:

	Predecessor
				Oct. 4, 2009 -	Successor
	For the Quarter Ended			Dec. 19, 2009	Dec. 20, 2009 -
	April 4	July 4	October 3	(Restated)	Dec. 31, 2009
	(Amounts in millions, except per share data)
2009
Net sales	$439.0	$487.8	$451.8	$385.3	$44.0
Gross profit	121.5	136.1	130.1	110.2	8.8
Selling, general and administrative expense, net	101.0	94.9	90.2	86.5	8.5
Pre-petition reorganization items	—	0.9	6.5	15.1	—
Goodwill impairment charge	—	250.0	—	34.0	—
Depreciation expense	9.6	9.6	8.5	7.3	1.6
Amortization expense	5.9	6.5	5.7	4.6	4.6
Operating earnings (loss)	14.6	(215.7)	27.7	(30.0)	(1.2)
Gain on Reorganization Items, net	—	—	—	619.1	—
Net (loss) earnings	(32.7)	(245.4)	(12.4)	485.8	(3.4)
Net (loss) earnings per share:
Basic (loss) earnings per share	$(10,900.00)	$(81,800.00)	$(4,133.33)	$161,933.33	$(0.23)
Diluted (loss) earnings per share	$(10,900.00)	$(81,800.00)	$(4,133.33)	$161,933.33	$(0.23)

See Note 2, “Reorganization Under Chapter 11 and Current Capital Structure”, Note 3, “Fresh-Start Accounting (Restated)”, Note 7, “Income Taxes”, Note 11, “Commitments and Contingencies”, and Note 12, “Segment Information and Concentration of Credit Risk”, as well as Management’s Discussion and Analysis

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

of Financial Condition and Results of Operations, Item 7 of Part II of this report, regarding certain other quarterly transactions which impact the operating results in the above tables, including financing activities, new accounting pronouncements, income taxes, acquisitions, sales volume, material costs, rationalization and relocation of manufacturing operations, material procurement strategies and other items.

16.	SUBSEQUENT EVENTS

In February 2011, management approved a plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best. The Company anticipates incurring expenses of approximately $1.0 million to $2.0 million in 2011 related to this plan and the related investments in research and development, the reconfiguration of physical space, and relocation of equipment. The Company may approve additional plans in 2011 and may incur significant additional costs in 2011 and beyond.

17.	EVENTS SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS’ REPORT (Unaudited)

On April 26, 2011, the Company successfully completed the private placement of $500.0 million in aggregate principal amount of 8.5% Senior Notes due 2021 (the “8.5% Notes”). The Company also entered into a new senior secured term loan with a final maturity in 2017 and optional interest rates at the election of the Company, including LIBOR, as defined, plus 4.0% with a LIBOR floor of 1.25% (the “Term Loan Facility”). The Company borrowed $350.0 million aggregate principal under the Term Loan Facility at a 5.25% interest rate on April 26, 2011, which resulted in net debt to the Company of approximately $348.2 million, after deducting an original issue discount of approximately $1.8 million. The Company received approximately $827.3 million of net proceeds in connection with the issuance of the 8.5% Notes and Term Loan Facility, after deducting approximately $20.9 million of underwriting commissions and legal, accounting and other expenses incurred. As discussed further below, the Company used approximately $825.0 million of these net proceeds to repurchase or redeem all of the Company’s 11% Senior Secured Notes, which included approximately $753.3 million of aggregate outstanding principal balance, approximately $37.8 million of tender and redemption premiums and approximately $33.9 million of accrued but unpaid interest as of the redemption dates. Net cash from these debt transactions of approximately $2.3 million was retained by the Company for general corporate purposes.

The following is a summary of sources and uses in the second quarter of 2011 related to these debt transactions:

(Amounts in millions)
Sources:
Proceeds from issuance of the 8.5% Notes	$500.0
Proceeds from Term Loan Facility after deducting original issue discount of approximately $1.8 million	348.2

Total sources	848.2

Uses:
Repurchase or redemption of 11% Notes	(753.3)
Tender and redemption premiums for 11% Notes	(37.8)
Accrued and unpaid interest through the date of tender or redemption	(33.9)

Subtotal — 11% Notes repurchase or redemption	(825.0)
Underwriting commissions and legal, accounting and other expenses	(20.9)

Total uses	(845.9)

Net cash to Nortek	$2.3

NORTEK, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2010

During the second quarter of 2011, the Company used approximately $731.1 million of the net proceeds to repurchase approximately 88.5% or approximately $666.6 million aggregate principal amount of the 11% Notes through a tender offer in accordance with the terms of the Company’s purchase and consent solicitation statement dated April 12, 2011 (the “Tender Offer”), which was completed on April 26, 2011. The Tender Offer entitled the holders of the 11% Notes to receive $1,052.50 per $1,000 in principal amount, plus accrued and unpaid interest, and resulted in a supplemental indenture to the 11% Notes, which substantially eliminated all affirmative and restrictive covenants and certain events of default under the indenture and provided for a shorter notice period in connection with a voluntary redemption. The Company used approximately $93.9 million to discharge its remaining obligations under the 11% Note indenture (approximately $86.7 million aggregated principal amount) through a deposit in trust funds sufficient to pay and discharge all remaining indebtedness, including accrued and unpaid interest, on the 11% Notes in conjunction with the notices of redemption sent to the remaining holders of the 11% Notes. Under the terms of the supplemental indenture to the 11% Notes, the Company was permitted to redeem $75.0 million aggregate principal amount at 103%, plus accrued and unpaid interest, and the remaining $11.7 million aggregate principal amount at 105%, plus accrued and unpaid interest.

As certain holders of the new 8.5% Notes and Term Loan Facility had previously held the 11% Notes up to the time of their repurchase or redemption, in accordance with Accounting Standards Codification 470-50, “Debt Modifications and Extinguishments” (“ASC 470-50”), the Company determined that, of the total approximately $60.5 million of original issue discounts, underwriting commissions, legal, accounting and other expenses and tender and redemption premiums, approximately $33.8 million should be recorded as a loss on debt retirement and that approximately $11.2 million and $15.5 million should be recorded as deferred debt expense and debt discount, respectively, and amortized over the lives of the respective debt instruments. The approximately $11.2 million of deferred debt expense was allocated approximately $6.3 million to the 8.5% Notes and approximately $4.9 million to the Term Loan Facility. The approximately $15.5 million of debt discount was allocated approximately $7.2 million to the 8.5% Notes and approximately $8.3 million to the Term Loan Facility.

On October 21, 2011, the Company notified the Trustee for the 10% Notes of the existence of a default, as defined in the related indenture, resulting from the Company’s failure to timely provide a current report on Form 8-K including certain financial statements required by Item 9.01 of Form 8-K related to the Company’s acquisition of Ergotron. The Company has subsequently filed an amendment to the Form 8-K relating to the Ergotron acquisition, which includes such financial statements, on November 10, 2011. Accordingly, there was no Event of Default, as defined in the indenture, and the Company is in compliance with the terms, covenants and conditions set forth in the indenture relating to the 10% Notes.

In February 2011, management approved a plan to reduce costs and improve production efficiencies at the Company’s subsidiary, Best. During the second quarter and first half of 2011, the Company recorded expenses within SG&A of the RVP segment of approximately $0.2 million and $0.5 million related to severance and other costs. The Company also recorded additional severance costs of approximately $1.3 million within cost of products sold (“COGS”) during the second quarter of 2011.

During the third quarter of 2011, the Company’s Board of Directors approved additional plans that are expected to further improve the overall operational efficiencies of Best and in the fourth quarter of 2011, the Company transferred certain operations from Italy to Poland in accordance with the plan and has commenced union negotiations with respect to the employees to be terminated. As a result, the Company anticipates recording additional expenses of between approximately $10 million and $12 million related to this restructuring plan consisting of severance and other expenses in the fourth quarter of 2011 and through 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nortek, Inc.:

We have audited the accompanying consolidated balance sheets of Nortek, Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ investment (deficit), and cash flows for the year ended December 31, 2010 (Successor), the period December 20, 2009 to December 31, 2009 (Successor), the period January 1, 2009 to December 19, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor). Our audits also included the financial statement schedule listed in the Index in Item 15(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nortek, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the year ended December 31, 2010 (Successor), the period December 20, 2009 to December 31, 2009 (Successor), the period January 1, 2009 to December 19, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor), in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 2 and 3 to the consolidated financial statements, on December 4, 2009, the Bankruptcy Court entered an order confirming the plan of reorganization, which became effective on December 17, 2009. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852-10, Reorganizations, for the Successor as a new entity with assets, liabilities and a capital structure having carrying amounts not comparable with prior periods as described in Notes 2 and 3.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 30, 2011, except for Note 3, as to which the date is September 14, 2011

NORTEK, INC. AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to	Charged to		Deduction		Balance at
	Beginning	Cost and	Other		from		End of
Classification	of Year	Expense	Accounts		Reserves		Year
	(Amounts in millions)

For the year-ended December 31, 2008 — Predecessor
Allowance for doubtful accounts and sales allowances	$12.2	$11.7	$0.2	(a)	$(9.6	)(b)	$14.5
For the period from January 1, 2009 to December 19, 2009 — Predecessor
Allowance for doubtful accounts and sales allowances	$14.5	$4.2	$(15.4	)(a)	$(3.3	)(b)	$—
For the period from December 20, 2009 to December 31, 2009 — Successor
Allowance for doubtful accounts and sales allowances	$—	$—	$—	(a)	$—	(b)	$—
For the year-ended December 31, 2010 — Successor
Allowance for doubtful accounts and sales allowances	$—	$5.5	$0.6	(a)	$(1.2	)(b)	$4.9

(a)	Other, including the effect of changes in foreign currency exchange rates. For the 2009 Predecessor Period, includes approximately $(13.0) million of fresh-start accounting adjustments. See Note 3, “Fresh-Start Accounting (Restated)”, to the consolidated financial statements included elsewhere in this report.

(b)	Amounts written off, net of recoveries.

S-1